As filed with the Securities and Exchange Commission on December 27, 2002
Registration No. 333-100859

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

Form F-4

REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

Angiotech Pharmaceuticals, Inc.

(Exact name of registrant as specified in its charter)

British Columbia, Canada (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

1618 Station Street

Vancouver, British Columbia V6A 1B6
Canada
(604) 221-7676
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kevin F. Kelly, Esq.

Heller Ehrman White & McAuliffe LLP
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104
(206) 447-0900
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Richard A. Peers, Esq. Kyle V. Guse, Esq. Heller Ehrman White & McAuliffe LLP 275 Middlefield Road Menlo Park, California 94025 (650) 324-7000	Michael W. Hall, Esq. William C. Davisson, Esq. Latham & Watkins 135 Commonwealth Drive Menlo Park, California 94025 (650) 328-4600

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and upon consummation of the merger described in the enclosed prospectus.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

A MERGER PROPOSAL — YOUR VOTE IS IMPORTANT

Dear Stockholders of Cohesion Technologies, Inc.:

      Angiotech Pharmaceuticals, Inc. and Cohesion Technologies, Inc. have agreed to a merger in which Cohesion will merge with a wholly-owned subsidiary of Angiotech, with Cohesion continuing as a wholly-owned subsidiary of Angiotech. Both companies believe that the merger will create a company strategically positioned at the forefront of the emerging bioactive devices and implants market.

      When the merger is completed, Cohesion stockholders will be entitled to receive approximately US $4.05 worth of Angiotech common stock for each share of Cohesion common stock held by them, subject to the collar mechanism described in the section titled “The Merger” on page 35 and the section titled “The Merger Agreement” on page 60 of the enclosed proxy statement/prospectus. Up to approximately 1,500,000 shares of Angiotech common stock will be issued in exchange for the issued and outstanding shares of Cohesion common stock, including shares issuable upon the acceleration and valid exercise of outstanding options and warrants to purchase shares of Cohesion common stock. Any stock options and warrants not exercised prior to the merger will be assumed by Angiotech upon completion of the merger. Angiotech common stock is listed on the Nasdaq National Market under the trading symbol “ANPI” and on the Toronto Stock Exchange under the symbol “ANP.” On December 13, 2002, the record date for determining the stockholders entitled to vote on the adoption of the merger agreement, the closing price of Angiotech common stock on the Nasdaq National Market was $35.40 per share.

      The board of directors of each of Angiotech and Cohesion has unanimously determined the merger to be fair to and in the best interests of the stockholders of its respective company and has unanimously approved the merger agreement. The board of directors of Cohesion recommends that Cohesion stockholders vote “FOR” the adoption of the merger agreement. The enclosed proxy statement/prospectus provides detailed information concerning Angiotech, Cohesion and the merger.

      Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend the special meeting of Cohesion stockholders, please submit a proxy as soon as possible to ensure that your shares are represented at the meeting. Please take the time to vote by completing and mailing the enclosed proxy card in the enclosed pre-paid envelope. Returning the proxy card does not deprive you of your right to attend the meeting and to vote your shares in person.

      Thank you for your interest and participation in the affairs of Cohesion Technologies, Inc.

Sincerely,

/s/ William G. Mavity WILLIAM G. MAVITY
President and Chief Executive Officer

REFERENCES TO ADDITIONAL INFORMATION

      This proxy statement/prospectus incorporates important business and financial information about Angiotech and Cohesion from documents that are not included in or delivered with this proxy statement/ prospectus. This information is available to you without charge upon your written or oral request. All documents filed by Cohesion with the Securities and Exchange Commission and those documents filed by Angiotech with the Securities and Exchange Commission since August 14, 2002 that are incorporated by reference into this proxy statement/ prospectus may be obtained at the Internet web site that the Securities and Exchange Commission maintains at www.sec.gov. You may also request them, and all other documents filed by Angiotech and Cohesion with the Securities and Exchange Commission, in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Requests for documents relating to Angiotech should be directed to:	Requests for documents relating to Cohesion should be directed to:

David M. Hall Chief Financial Officer 1618 Station Street Vancouver, British Columbia V6A 1B6 CANADA Telephone: (604) 221-7676	Deborah L. Webster Vice President, Chief Administrative Officer Cohesion Technologies, Inc. 2500 Faber Place Palo Alto, California 94303 Telephone: (650) 320-5500

      If you would like to request documents, please do so by January 24, 2003 in order to receive them before the special meeting of Cohesion stockholders.

      See the section titled “Where You Can Find More Information” on page 91.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS OF COHESION TECHNOLOGIES, INC.

To Be Held on January 31, 2003

To the Stockholders of Cohesion Technologies, Inc.:

      NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of Cohesion Technologies, Inc., a Delaware corporation, will be held on January 31, 2003 at 10:00 a.m., local time, at the Crowne Plaza Cabana Palo Alto Hotel, Portofino Room located at 4290 El Camino Real, Palo Alto, California 94306 for the following purposes:

1. To adopt the Agreement and Plan of Reorganization, dated as of September 27, 2002, by and among Cohesion, Angiotech Pharmaceuticals, Inc., a corporation organized under the laws of British Columbia, and Chardonnay Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Angiotech. The Agreement and Plan of Reorganization provides, among other things, that:

•	Chardonnay Acquisition Corp. will merge with and into Cohesion, with Cohesion surviving the merger and continuing as a wholly-owned subsidiary of Angiotech; and

•	each outstanding share of Cohesion common stock will be converted into the right to receive approximately US $4.05 worth of Angiotech common stock, subject to the collar mechanism described in the section titled “The Merger” on page 35 and the section titled “The Merger Agreement” on page 60 of this proxy statement/prospectus.

2. To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

      Cohesion’s board of directors unanimously recommends that stockholders vote “FOR” the adoption of the Agreement and Plan of Reorganization.

      Cohesion cannot complete the merger unless (i) a quorum is present at the special meeting in person or by proxy and (ii) a majority of the shares of Cohesion common stock outstanding as of the record date are voted in favor of the adoption of the Agreement and Plan of Reorganization.

      Only stockholders of record at the close of business on December 13, 2002 are entitled to receive notice of and to vote at the special meeting or any adjournment or postponement thereof. This proxy statement/ prospectus is first being mailed to stockholders on or about December 30, 2002.

      All stockholders are cordially invited to attend the special meeting in person. However, to assure your representation at the special meeting, you are urged to sign and return the enclosed proxy card as promptly as possible in the postage-prepaid envelope enclosed for that purpose. Any stockholder attending the special meeting may vote in person even if the stockholder has returned a proxy card.

      For more information regarding the proposed transactions, please review this proxy statement/prospectus, including the annexes.

By Order of the Board of Directors,

/s/ Michael W. Hall MICHAEL W. HALL
Secretary

Palo Alto, California

Dated: December 27, 2002

      This proxy statement/prospectus is dated December 27, 2002 and is first being mailed to Cohesion stockholders on or about December 30, 2002.

      Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the issuance of shares of Angiotech common stock pursuant to the merger or determined if this proxy statement/ prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

QUESTIONS AND ANSWERS FOR COHESION STOCKHOLDERS
SUMMARY
The Companies
The Merger
Reasons for the Merger
Special Meeting of Cohesion Stockholders
Vote Required to Approve the Merger
Appraisal Rights
No Other Negotiations
Conditions to Completion of the Merger
Termination of the Merger Agreement
Directors and Executive Officers of Angiotech After the Merger
Termination Fees
Opinion of Cohesion’s Financial Advisor
Material United States Federal Income Tax Consequences of the Merger
Material Canadian and United States Federal Income Tax Considerations of Owning and Disposing of Angiotech Shares
Accounting Treatment of the Merger
Regulatory Filings and Approvals Required to Complete the Merger
Listing on the Nasdaq National Market and the Toronto Stock Exchange of Shares of Angiotech Common Stock to be Issued Upon Completion of the Merger
Interests of Cohesion’s Directors and Officers in the Merger
Forward-Looking Statements in this Proxy Statement/Prospectus
Cohesion Voting Agreements
Other Documents to Review
Comparative Market Price Information
SUMMARY SELECTED HISTORICAL FINANCIAL DATA
Angiotech Selected Historical Financial Data
Cohesion Selected Historical Financial Data
Unaudited Pro Forma Condensed Consolidated Financial Data
COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA
RISK FACTORS
Risks Related to the Merger and the Combined Company
Risks Related to the Business of Angiotech and Cohesion
CURRENCY EXCHANGE RATES
THE COHESION SPECIAL MEETING OF STOCKHOLDERS
THE MERGER
Background to the Merger
Angiotech’s Reasons for the Merger
Cohesion’s Reasons for the Merger
Recommendation of Cohesion’s Board of Directors
Opinion of Cohesion’s Financial Advisor
Interests of Cohesion’s Directors and Officers in the Merger
Completion and Effectiveness of the Merger
Structure of the Merger and Conversion of Cohesion Common Stock
Exchange of Cohesion Stock Certificates for Angiotech Stock Certificates
Treatment of Cohesion Stock Options and Warrants
Accounting Treatment of the Merger
Regulatory Filings and Approvals Required to Complete the Merger
Listing on the Nasdaq National Market and the Toronto Stock Exchange of Shares of Angiotech Common Stock to be Issued Upon Completion of the Merger
Delisting and Deregistration of Cohesion Common Stock from the Nasdaq National Market After the Merger
Material United States Federal Income Tax Consequences of the Merger
Material Canadian and United States Federal Income Tax Considerations of Owning and Disposing of Angiotech Shares
THE MERGER AGREEMENT
Effective Time of the Merger and Effect of the Merger
The Merger Consideration and Treatment of Shares of Cohesion Stock
Treatment of Cohesion Stock Options and Warrants
Cohesion’s Employee Stock Purchase Plan
Employee Benefit Matters
Representations and Warranties
Conduct of Business by Cohesion Before Completion of the Merger
No Solicitation of Other Transactions by Cohesion
Conditions to Completion of the Merger
Cohesion Rights Agreement
Termination of the Merger Agreement
Fees, Expenses and Termination Fees
Conduct of Business After Completion of the Merger
Amendment of the Merger Agreement
AGREEMENTS RELATED TO THE MERGER
Cohesion Voting Agreements
Cohesion Affiliate Agreements
DESCRIPTION OF ANGIOTECH CAPITAL STOCK
COMPARISON OF STOCKHOLDERS’ RIGHTS AND CORPORATE GOVERNANCE MATTERS
COMPARATIVE MARKET PRICE INFORMATION
MAJOR SHAREHOLDERS OF ANGIOTECH
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA
EXPERTS
LEGAL MATTERS
WHERE YOU CAN FIND MORE INFORMATION
ANNEX A
ANNEX B
ANNEX C
EXHIBIT 10.8
EXHIBIT 10.12
EXHIBIT 23.1
EXHIBIT 23.2

i

QUESTIONS AND ANSWERS FOR COHESION STOCKHOLDERS

Q:	Why is Cohesion being acquired by Angiotech?

A:	Cohesion is being acquired by Angiotech because both companies believe that the combination will create a stronger, more competitive company with greater growth potential than either Angiotech or Cohesion will create on its own.

Q: What will happen to my common stock upon completion of the merger?

A:	Each share of Cohesion common stock will be converted into the right to receive Angiotech common stock in connection with completion of the merger. If the average high and low selling prices of one share of Angiotech common stock on the Nasdaq National Market during the 20 trading day period ending on the third trading day prior to completion of the merger is from US $34.00 to US $46.00 per share, then each share of Cohesion common stock will convert into the right to receive US $4.05 worth of Angiotech common stock based upon the average Angiotech price. If the average Angiotech price is above US $46.00 per share, each share of Cohesion common stock will convert into the right to receive 0.0880 of a share of Angiotech common stock, and if the average Angiotech price is below US $34.00 per share, each share of Cohesion common stock will convert into the right to receive 0.1191 of a share of Angiotech common stock.

The exact exchange ratio for the merger will not be known until three days prior to the date on which the merger is completed, which we expect to be January 31, 2003. Assuming the merger is completed on January 31, 2003, the earliest practicable date on which the exchange ratio will be known is January 28, 2003. Beginning at 6:00 p.m. on January 28, 2003, California time, you may call the following toll-free telephone number to ascertain the exact exchange ratio for the merger assuming the merger is completed on January 31, 2003: (800) 255-9839. The conversion of Cohesion common stock into the right to receive Angiotech common stock is further described in the section titled “The Merger” on page 35 and the section titled “The Merger Agreement” on page 60.

Q: How does Cohesion’s board of directors recommend I vote my shares?

A:	Cohesion’s board of directors recommends that you vote “FOR” the adoption of the merger agreement.

Q: What do I need to do now?

A:	After carefully reading and considering the information contained in this proxy statement/prospectus, please complete, sign and date your proxy card and mail your signed proxy card in the enclosed pre-paid return envelope as soon as possible so that your shares may be represented at the special meeting.

Q: If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions, your shares will not be voted.

Q: Can I change my vote after I have mailed my signed proxy card?

A:	Yes, you can change your vote at any time before your proxy is voted at the special meeting in one of three ways. First, you can send a written notice stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy. If you choose either of these two methods, you must submit your notice of revocation to Cohesion at the address set forth at the end of this section or submit your new proxy in the same way you submitted your prior proxy. Third, you can attend the special meeting and vote in person. However, your attendance at the special meeting will not by itself serve to revoke a previously submitted proxy.

Q: What are the expected United States federal income tax consequences of the merger?

A:	The merger has been structured to qualify as a reorganization for U.S. federal income tax purposes, and Angiotech and Cohesion are required to receive opinions from their respective counsel to the effect that the merger will so qualify. Assuming that the merger so qualifies, then, in general, Cohesion stockholders will not recognize gain or loss for U.S. federal income tax purposes as a result of the merger, except that Cohesion stockholders will recognize gain or loss with respect to any cash they receive in lieu of a fractional share of Angiotech common stock upon completion of the merger. For a more complete description of the tax consequences of the merger, see the section titled “The Merger — Material United States Federal Income Tax Consequences of the Merger” on page 56. In this regard, Heller Ehrman White & McAuliffe LLP, counsel to Angiotech, and Latham & Watkins, counsel to Cohesion, have each filed opinions with the Securities and Exchange Commission to the effect that the discussion set forth in the section titled “The Merger — Material United States Federal Income Tax Consequences of the Merger,” to the extent it describes matters of law and legal conclusions, sets forth the material U.S. federal income tax consequences of the merger to holders of Cohesion common stock under the law in effect as of the date of this proxy statement/prospectus.

Q: When do you expect the merger to be completed?

A:	We are working toward completing the merger as soon as possible. We currently expect to complete the merger on January 31, 2003.

Q: Who can help answer my questions?

A:	If you have any questions about the merger or if you need additional copies of this proxy statement/ prospectus or the enclosed proxy, you should contact Cohesion Technologies, Inc., 2500 Faber Place, Palo Alto, California 94303, Attention: Lisa Morgensai, Investor Relations, telephone: (650) 320-5633, facsimile: (650) 320-5511 or e-mail: lmorgensai @cson.com.

SUMMARY

      This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to Cohesion stockholders. Cohesion stockholders should carefully read this entire document and the other documents that are attached to or incorporated by reference into this proxy statement/prospectus in order to understand the merger. See “Where You Can Find More Information” on page 91. The Agreement and Plan of Reorganization, which is referred to in this proxy statement/prospectus as the merger agreement, is attached as Annex A to this proxy statement/prospectus. Cohesion stockholders are encouraged to read the merger agreement as it is the legal document that governs the merger. Page references are included below to direct you to a more detailed description of the topics presented in this summary. All references to “$” in this proxy statement/prospectus are to U.S. dollars unless otherwise specified. All references to “CDN” are to Canadian dollars.

The Companies

     ANGIOTECH PHARMACEUTICALS, INC.

     1618 Station Street
     Vancouver, British Columbia V6A 1B6
     CANADA
     Telephone: (604) 221-7676

      Angiotech was established in 1992 and is a leader in the fusion of medical device technologies and pharmaceutical therapies. Angiotech’s first product is a drug-coated stent. A stent is a cylindrical medical device, usually made of metal, inserted into a body duct or tube to prevent collapse, blockage or overgrowth of the duct or tube. Angiotech’s goal is to develop other products to enhance the performance of medical devices and biomaterials through the use of pharmatherapeutics. Angiotech strives to redefine and improve therapies in novel and innovative ways by drug loading devices and implants.

      Angiotech’s stent technology has grown out of a key discovery that the drug paclitaxel blocks an important cellular pathway involved in inflammation. Angiotech’s development of a paclitaxel coated stent to prevent restenosis, or re-narrowing of a blood vessel following angioplasty, led to a co-exclusive, worldwide licensing agreement with Boston Scientific Corporation and Cook Incorporated, both international medical device manufacturers and distributors. This agreement grants both Boston Scientific and Cook worldwide rights to develop and market paclitaxel coated coronary, peripheral and gastrointestinal stents using Angiotech’s technology. Stent placement in conjunction with balloon angioplasty is widely used in the management of coronary disease. The Cook stent received European Community Certification, or CE Mark approval, in September 2002. The Boston Scientific stent is being sold in Argentina, Australia, India, Mexico, New Zealand and Singapore. Pivotal studies designed to produce data for submission to regulatory authorities are currently being conducted in the U.S., and Angiotech expects the first paclitaxel coated stent will be on the market in the U.S. by the end of 2003.

      Angiotech’s other programs include drug-loaded surgical implants for the treatment of restenosis associated with peripheral vascular disease, which is a progressive disease that involves the hardening and narrowing of the arteries in the arms, legs and feet due to a gradual buildup of calcified material called plaque. Angiotech has entered into an exclusive, worldwide licensing and development agreement with C.R. Bard, Inc., an international healthcare company that focuses on vascular, urology and oncology disease states. The Bard license agreement includes worldwide rights to develop and market the use of Angiotech’s technology, specifically as it relates to paclitaxel and other related compounds, for the treatment, at or near the blood vessel, of restenosis associated with vascular surgery in the arms, legs and feet, including vascular graft surgery, which involves incorporation of a new blood vessel into the body.

      Angiotech also has a pharmaceutical division with ongoing Phase II clinical trials for its paclitaxel-based product candidates for the treatment of rheumatoid arthritis and severe psoriasis. Phase II clinical trials are controlled clinical studies conducted to evaluate the effectiveness of a drug or treatment for a particular indication. Generally, in Phase II clinical trials, the study drug or treatment is administered to confirm its effectiveness, monitor any side effects and collect other relevant information.

      Angiotech common stock is listed on the Nasdaq National Market under the symbol “ANPI” and on the Toronto Stock Exchange under the symbol “ANP.” Angiotech maintains a website on the Internet at www.angiotech.com; however, information found on Angiotech’s website is not part of this proxy statement/prospectus.

     COHESION TECHNOLOGIES, INC.

     2500 Faber Place
     Palo Alto, California 94303
     Telephone: (650) 320-5500

      Cohesion is focused on developing and commercializing proprietary biosurgical products used by physicians to facilitate their performance of surgical procedures, including bioresorbable hemostatic devices and biosealants for tissue repair and regeneration. A bioresorbable hemostatic device controls bleeding and is naturally absorbed and eliminated from the body, and a bioresorbable biosealant is a material that controls the leakage of blood from a vessel and is naturally dissolved and expelled from the body. These products increase the effectiveness of, and minimize complications following, open and minimally invasive surgeries. Hemostatic devices are used to control bleeding during surgeries to ensure effective closure of surgical wounds and to avoid serious or life-threatening complications, including blood loss, tissue damage, infection and excessive scarring. CoStasis® Surgical Hemostat, Cohesion’s first biosurgical product, is designed for use in cardiovascular, orthopedic, urologic and general surgery indications to control bleeding. Cohesion received CE mark approval for CoStasis in September 1998, and in June 2000, Cohesion received approval from the United States Food and Drug Administration, or FDA, to market CoStasis in the U.S. CoSeal® Surgical Sealant, Cohesion’s second biosurgical product, is a biosealant designed for sealing vascular grafts and other tissues and sites of incision. Cohesion received CE Mark approval for CoSeal in February 2000 and received approval from the FDA to market CoSeal in the U.S. in December 2001. Cohesion launched the product in the U.S. in January 2002.

      Cohesion’s products and programs are based on a platform of proprietary technologies centered around collagen and hydrophilic polymers that quickly bond together inside the body and bind to tissue. Collagen is a common connective tissue in humans and animals, and hydrophilic polymers are chemical chain-like structures that dissolve easily in water. Cohesion is evaluating the potential for use of Cohesion’s hydrophylic polymers as a means to reduce or prevent adhesions resulting from the interruption of natural tissue surfaces during surgical procedures, and recently received CE Mark approval permitting the sale of Cohesion’s Adhibit™ adhesion prevention barrier in Europe. In addition, Cohesion has previously conducted research programs with the ultimate goal of developing recombinant sources of human collagen and thrombin, a potent clotting agent, for potential use in Cohesion’s current and future products. Recombinant sources are sources that can be used to produce certain proteins through the manipulation of genes. Insulin and human growth hormones are common examples of proteins produced from recombinant sources through the manipulation of genes.

      Cohesion common stock is listed on the Nasdaq National Market under the symbol “CSON.” Cohesion maintains a website on the Internet at www.cson.com; however, information found on Cohesion’s website is not part of this proxy statement/prospectus.

      Angiotech, Angiotech’s logos and all other Angiotech product and service names are registered trademarks or trademarks of Angiotech Pharmaceuticals, Inc. in Canada, the U.S. and in other selected countries. Cohesion, Cohesion’s logos and all other Cohesion product and service names are registered trademarks or trademarks of Cohesion Technologies, Inc. in the U.S. and in other selected countries. Other third-party logos and product/trade names are registered trademarks or trade names of their respective owners.

The Merger

      The terms of the merger agreement provide that a wholly-owned subsidiary of Angiotech will merge with and into Cohesion, with Cohesion surviving the merger and continuing as a wholly-owned subsidiary of Angiotech. Upon completion of the merger, Cohesion stockholders will be entitled to receive approximately US $4.05 worth of Angiotech common stock, subject to the collar mechanism described below, for each share of Cohesion common stock.

      The fraction of a share of Angiotech common stock that will be issued for each outstanding share of Cohesion common stock, including those shares issued upon the valid exercise of outstanding options and warrants to purchase shares of Cohesion common stock, will depend on the average of the daily low and high selling prices of one share of Angiotech common stock on the Nasdaq National Market during the 20 trading day period ending on the third trading day prior to completion of the merger, which is described in this proxy statement/prospectus as the Angiotech reference price. If the Angiotech reference price is from US $34.00 to US $46.00 per share, each share of Cohesion common stock will convert into the right to receive that fraction of a share of Angiotech common stock obtained by dividing US $4.05 by the Angiotech reference price. If the Angiotech reference price is above US $46.00 per share, each share of Cohesion common stock will convert into the right to receive 0.0880 of a share of Angiotech common stock. If the Angiotech reference price is below US $34.00 per share, each share of Cohesion common stock will convert into the right to receive 0.1191 of a share of Angiotech common stock.

      Assuming the Angiotech reference price is from US $34.00 to US $46.00 per share, upon completion of the merger, there will be approximately 17.0 million shares of Angiotech common stock outstanding, of which former Cohesion stockholders will hold approximately 1.1-1.4 million shares, representing approximately 6.5-8.0% of the issued and outstanding shares of the combined company. The aggregate value of the merger consideration to be received by Cohesion stockholders will vary depending on the value of shares of Angiotech common stock. Assuming the Angiotech reference price is $35.89, which was the closing price of Angiotech common stock on the Nasdaq National Market on December 26, 2002, and that 1.1 million shares of Angiotech common stock are issued in the merger, then the aggregate consideration to be received by Cohesion stockholders would be valued at approximately $39.4 million.

      For a more detailed description of the merger, see the section titled “The Merger” on page 35. The merger agreement is attached to this proxy statement/prospectus as Annex A. You are encouraged to read the merger agreement carefully.

Reasons for the Merger

      Angiotech’s board of directors believes that the merger will result in a number of benefits, including:

•	the opportunity to leverage Angiotech’s infrastructure and technologies to further diversify business risk and increase future revenue streams;

•	access to complementary intellectual property and expertise to advance Angiotech’s drug discovery and development process; and

•	acceleration of current Angiotech and Cohesion product timelines, including the development of drug-loaded Cohesion products and a combination of resources to create critical mass in areas such as research and development and clinical/regulatory.

      For a more complete description of Angiotech’s reasons for the merger, see the section titled “The Merger — Angiotech’s Reasons for the Merger” on page 42.

      Cohesion’s board of directors believes that the terms of the merger agreement and the transactions contemplated by the merger agreement are in the best interests of Cohesion and its stockholders. In reaching this determination, Cohesion’s board of directors considered a number of factors, including the following:

•	the complementary nature of Cohesion’s and Angiotech’s businesses;

•	financial considerations;

•	Cohesion’s requirement for additional capital;

•	industry consolidation;

•	the advice of Cohesion’s financial advisor, U.S. Bancorp Piper Jaffray Inc., and its fairness opinion; and

•	an analysis of other opportunities.

      For a more complete description of Cohesion’s reasons for the merger, see the section titled “The Merger — Cohesion’s Reasons for the Merger” on page 42.

Special Meeting of Cohesion Stockholders

      The special meeting of Cohesion stockholders will take place at the Crowne Plaza Cabana Palo Alto Hotel, Portofino Room located at 4290 El Camino Real, Palo Alto, California 94306, at 10:00 a.m. local time on January 31, 2003. At this meeting, Cohesion stockholders will be asked to adopt the merger agreement.

Vote Required to Approve the Merger

      The holders of a majority of the shares of Cohesion common stock outstanding as of the close of business on the record date must vote in favor of the adoption of the merger agreement. Cohesion stockholders are entitled to cast one vote per share of Cohesion common stock owned as of December 13, 2002, the record date, at the meeting.

      On the record date, the directors and executive officers of Cohesion and their affiliates beneficially owned, and were entitled to vote, 471,938 shares of Cohesion common stock, or approximately 4.9% of the shares outstanding as of the record date. Each of the directors of Cohesion has agreed to vote his shares of Cohesion common stock in favor of adoption of the merger agreement.

Appraisal Rights

      Under Delaware law, Cohesion stockholders are not entitled to appraisal rights in respect of the merger.

No Other Negotiations

      Until the merger is completed or the merger agreement is terminated, Cohesion has agreed, with limited exceptions, not to take any action, directly or indirectly, with respect to any acquisition proposal. For a more complete description of these limitations, please refer to the sections titled “The Merger Agreement — No Solicitation of Other Transactions by Cohesion” on page 64, “The Merger Agreement — Termination of the Merger Agreement” on page 66 and “The Merger Agreement — Fees, Expenses and Termination Fees” on page 67.

Conditions to Completion of the Merger

      Angiotech’s and Cohesion’s respective obligations to complete the merger are subject to the satisfaction or waiver of specified closing conditions. For a discussion of these conditions, see the section titled “The Merger Agreement — Conditions to Completion of the Merger” on page 65.

Termination of the Merger Agreement

      Under specified circumstances, each of Angiotech and Cohesion has the right to terminate the merger agreement. For a description of the manner in which the merger agreement may be terminated, see the section titled “The Merger Agreement — Termination of the Merger Agreement” on page 66.

Directors and Executive Officers of Angiotech After the Merger

      Completion of the merger will not alter the composition of Angiotech’s board of directors or its most senior executive officers.

Termination Fees

      Either Angiotech or Cohesion must pay the other company a termination fee of US $1.7 million plus the other company’s merger-related expenses, up to a maximum of US $250,000, if the merger agreement is terminated under specified circumstances. For a more complete description of the termination fee and the circumstances under which it is payable, see the section titled “The Merger Agreement — Fees, Expenses and Termination Fees” on page 67.

Opinion of Cohesion’s Financial Advisor

      In connection with its decision to approve and recommend the merger, Cohesion’s board of directors considered the opinion dated September 26, 2002 it received from Cohesion’s financial advisor, U.S. Bancorp Piper Jaffray Inc., as to the fairness, from a financial point of view, to the holders of shares of Cohesion common stock of the exchange ratio provided for in the merger agreement. The full text of U.S. Bancorp Piper Jaffray’s written opinion is attached to this proxy statement/prospectus as Annex C. Cohesion stockholders are urged to read U.S. Bancorp Piper Jaffray’s opinion carefully and in its entirety to understand the procedures followed, the assumptions made, the matters considered and the limitations on the review undertaken by U.S. Bancorp Piper Jaffray in rendering its opinion. U.S. Bancorp Piper Jaffray’s opinion was directed to Cohesion’s board of directors and does not constitute a recommendation to any stockholder as to any matter relating to the merger.

Material United States Federal Income Tax Consequences of the Merger

      We expect the merger to be treated as a tax-free reorganization for U.S. federal income tax purposes, and Angiotech and Cohesion are required to receive opinions from their respective counsel to the effect that the merger will so qualify. If these opinions are not rendered, Angiotech and Cohesion will not complete the merger unless further stockholder approval is obtained with appropriate disclosure. Assuming that the merger qualifies as a tax-free reorganization, then, in general, Cohesion stockholders will not recognize any gain or loss on the exchange of their shares of Cohesion common stock for shares of Angiotech common stock pursuant to the merger, except for gain or loss on fractional shares of Angiotech common stock for which cash is received. No gain or loss will be recognized by Angiotech, Cohesion or Angiotech shareholders as a result of the merger.

      Tax matters are very complicated, and the tax consequences of the merger to you will depend on the facts of your own situation. For a more complete description of the tax consequences of the merger, see the section titled “The Merger — Material United States Federal Income Tax Consequences of the Merger” on page 56. In this regard, Heller Ehrman White & McAuliffe LLP, counsel to Angiotech, and Latham & Watkins, counsel to Cohesion, have each filed opinions with the Securities and Exchange Commission to the effect that the discussion set forth in the section titled “The Merger — Material United

States Federal Income Tax Consequences of the Merger,” to the extent it describes matters of law and legal conclusions, sets forth the material U.S. federal income tax consequences of the merger to holders of Cohesion common stock under the law in effect as of the date of this proxy statement/prospectus. We encourage you to consult your own tax advisor for a full understanding of the tax consequences of the merger to you.

Material Canadian and United States Federal Income Tax Considerations of Owning and Disposing of Angiotech Shares

      A U.S. Resident will generally not be subject to Canadian federal income tax with respect to any capital gain, or entitled to deduct any capital loss, realized on the disposition of shares of Angiotech common stock, unless at the time of such disposition, the shares of Angiotech common stock constitute “taxable Canadian property.” In general, Angiotech common shares are not expected to constitute taxable Canadian property. A U.S. Resident will, however, generally recognize capital gain or loss for U.S. federal income tax purposes on a disposition of shares of Angiotech common stock. Dividends paid or credited, or deemed to be paid or credited, on shares of Angiotech common stock to a U.S. Resident will be subject to Canadian withholding tax, generally at the rate of 15% of the gross amount of the dividends paid or credited, though the holder may be able to claim the withholding taxes as a deduction from taxable income or as a credit against U.S. federal income taxes payable by such holder. Such dividends will also be taxable as ordinary income to a U.S. Resident.

      Tax matters are very complicated, and the Canadian and U.S. federal income tax consequences of the ownership and disposition of shares of Angiotech common stock will depend on the facts of your own situation. For a more complete description of certain Canadian and U.S. federal income tax consequences of the ownership and disposition of shares of Angiotech common stock that will be acquired by Cohesion stockholders upon completion of the merger, see “The Merger — Material Canadian and United States Federal Income Tax Considerations of Owning and Disposing of Angiotech Shares” on page 58. We encourage you to consult your own tax advisor for a full understanding of the Canadian and U.S. federal income tax consequences of the ownership and disposition of shares of Angiotech common stock.

Accounting Treatment of the Merger

      Angiotech intends to account for the merger using the purchase method of accounting under Canadian generally accepted accounting principles, or Canadian GAAP. For a more complete description of the accounting treatment of the merger, see the section titled “The Merger — Accounting Treatment of the Merger” on page 55.

Regulatory Filings and Approvals Required to Complete the Merger

      Neither Angiotech nor Cohesion is aware of any material governmental or regulatory approval required for completion of the merger, other than the effectiveness of the registration statement of which this proxy statement/prospectus is a part, and compliance with applicable corporate law of the State of Delaware and compliance with applicable Canadian regulations.

Listing on the Nasdaq National Market and the Toronto Stock Exchange of Shares of Angiotech Common Stock to be Issued Upon Completion of the Merger

      It is a condition to the completion of the merger that the shares of Angiotech common stock to be issued upon completion of the merger be approved for listing on the Nasdaq National Market and the Toronto Stock Exchange, subject to official notice of issuance.

Interests of Cohesion’s Directors and Officers in the Merger

      Members of Cohesion’s management and board of directors have interests in the merger that are different from, or are in addition to, your interests as a stockholder. These interests include:

•	options to purchase shares of Cohesion common stock, all of which will accelerate and become fully vested and exercisable prior to the effective time of the merger and will be assumed by Angiotech;

•	the continuation of certain indemnification arrangements and the maintenance of directors’ and officers’ liability insurance for persons who are currently serving or have formerly served as directors and officers of Cohesion;

•	severance arrangements that provide for the payment of six months’ to 24 months’ salary; and

•	possible employment with Angiotech following completion of the merger.

      As a result, these officers and directors of Cohesion could be more likely to recommend the adoption of the merger agreement by Cohesion stockholders than if they did not have these interests. Directors and executive officers of Cohesion held approximately 4.9% of the issued and outstanding shares of Cohesion common stock as of the record date. For a more complete description of the interests of Cohesion’s directors and officers in the merger, see the section titled “The Merger — Interests of Cohesion’s Directors and Officers in the Merger” on page 53.

Forward-Looking Statements in this Proxy Statement/ Prospectus

      Statements contained in this proxy statement/prospectus and the documents incorporated into this proxy statement/prospectus by reference that are not statements of historical fact are forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to Angiotech’s and Cohesion’s financial condition, results of operation and business and the expected effect of the merger on Angiotech’s financial performance. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “continues” and similar expressions often identify forward-looking statements.

      These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. These risks and uncertainties include:

•	the possibility that one or more of the conditions to the merger will not be satisfied and the merger will not be completed;

•	the possibility that the anticipated benefits from the merger will not be fully realized;

•	the possibility that timing, costs or difficulties related to the integration of our businesses and infrastructure are greater than expected;

•	the effect of competition on revenues and margins;

•	the effect of the costs of completing the merger and future amortization of specified intangible assets on results of operations;

•	other risks and uncertainties, including the risks and uncertainties involved in acceptance of the combined company’s products; and

•	other risk factors as may be detailed from time to time in Angiotech’s and Cohesion’s public announcements and filings with the Securities and Exchange Commission.

      In evaluating the merger, you should carefully consider the discussion of these and other factors in the section titled “Risk Factors” on page 15.

Cohesion Voting Agreements

      All of the directors of Cohesion, who collectively held approximately 3.0% of the shares of Cohesion common stock outstanding on the record date, have entered into voting agreements with Angiotech and granted it an irrevocable proxy. These directors, in their capacities as stockholders, have agreed to vote all of their shares of Cohesion common stock in favor of the adoption of the merger agreement. For a more complete description of the voting agreements entered into by the directors of Cohesion, see the section titled “Agreements Related to the Merger — Cohesion Voting Agreements” on page 69.

Other Documents to Review

      This summary may not contain all of the information that is important to you. Cohesion stockholders should read carefully this entire proxy statement/prospectus and the other documents we refer to for a more complete understanding of the merger. In particular, Cohesion stockholders should read the documents attached to this proxy statement/prospectus, including the merger agreement, which is attached as Annex A, and the opinion of U.S. Bancorp Piper Jaffray Inc., which is attached as Annex C. You should also review Cohesion’s Transition Report on Form 10-K/A for the transition period ended December 31, 2001, which accompanies this proxy statement/prospectus.

      In addition, important business and financial information about Angiotech and Cohesion is incorporated into this proxy statement/prospectus by reference. You may obtain the information incorporated into this proxy statement/prospectus by reference without charge by following the instructions in the section titled “Where You Can Find More Information” on page 91.

Comparative Market Price Information

      Both Angiotech and Cohesion common stock are listed on the Nasdaq National Market. Listed below are the last reported sales prices of Angiotech and Cohesion common stock on the Nasdaq National Market on September 27, 2002, the last full trading day prior to the public announcement of the proposed merger, and on December 26, 2002, the last full trading day prior to the date of this proxy statement/prospectus, as well as the equivalent pro forma sales price of Angiotech common stock on those dates. We urge you to obtain current market quotations.

	Angiotech	Cohesion	Cohesion
	Common Stock	Common Stock	Equivalent(1)

September 27, 2002	$39.829	$2.250	$4.05
December 26, 2002	$35.89	$3.75	$4.05

(1)	Calculated based on an assumed exchange ratio equal to the quotient of $4.05 divided by the last reported sales price of Angiotech common stock on the Nasdaq National Market on the applicable date.

      For a more complete comparison of Angiotech’s and Cohesion’s market price information, see the section titled “Comparative Market Price Information” on page 80.

SUMMARY SELECTED HISTORICAL FINANCIAL DATA

Angiotech Selected Historical Financial Data

      The following selected historical financial data for each of the five years in the period ended September 30, 2002 has been derived from Angiotech’s audited consolidated financial statements. Angiotech’s consolidated financial statements as of September 30, 2002 and 2001 and for the three years then ended are incorporated by reference into this proxy statement/prospectus. This data should be read in conjunction with the audited consolidated financial statements of Angiotech, including the notes to the financial statements, incorporated by reference into this proxy statement/ prospectus, and the risk factors described in the section titled “Risk Factors” on page 15.

      Angiotech’s financial statements are prepared in accordance with Canadian GAAP. These principles conform in all material respects with United States generally accepted accounting principles, or US GAAP, except as disclosed in note 13 to the financial statements for the year ended September 30, 2002, which is incorporated by reference into this proxy statement/ prospectus. The following selected historical financial data has been prepared in accordance with Canadian GAAP and is presented in Canadian dollars.

	As of and for the
	Years Ended September 30,

	2002	2001	2000	1999	1998

	(Canadian GAAP and Canadian dollars)
	(in thousands, except per share data)
Revenue
License, option and research contract fees	$7,322	$1,123	$4,765	$689	$734
Other income	8	—	—	—	—

	$7,330	$1,123	$4,765	$689	$734
Operating loss	(24,226)	(23,439)	(10,855)	(13,499)	(8,227)
Loss for the period	(20,143)	(8,327)	(1,645)	(12,452)	(6,731)
Total assets	151,565	162,703	165,929	35,364	27,508
Net assets	139,412	156,928	161,256	34,354	26,741
Capital stock	199,607	195,331	192,981	60,981	44,383
Loss per common share	(1.29)	(0.54)	(0.11)	(1.03)	(0.64)
Weighted average number of common shares (in thousands)	15,633	15,414	14,332	12,106	10,495

Cohesion Selected Historical Financial Data

      The following selected financial data as of and for each of the five years in the period ended June 30, 2001 and the six month period ended December 31, 2001 has been derived from Cohesion’s audited consolidated financial statements. Cohesion’s consolidated financial statements as of December 31, 2001 and for the six months ended December 31, 2001 and as of June 30, 2001 and 2000 and for the three years in the period ended June 30, 2001 are incorporated by reference into this proxy statement/prospectus. The audit report on the consolidated financial statements for the six months ended December 31, 2001, which is incorporated by reference into this proxy statement/prospectus, includes an explanatory paragraph which describes an uncertainty about Cohesion’s ability to continue as a going concern. The financial data as of September 30, 2002 and for the nine-month periods ended September 30, 2002 and 2001, has been derived from Cohesion’s unaudited consolidated financial statements which include, in management’s opinion, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the results of operations and financial position of Cohesion for the periods and dates presented. This data should be read in conjunction with the respective audited and unaudited consolidated financial statements of Cohesion, including the notes to the financial statements, incorporated by reference into this proxy statement/prospectus, and the risk factors described in the section titled “Risk Factors” on page 15.

      The following selected historical financial data has been prepared in accordance with US GAAP and is presented in US dollars.

	Nine Months Ended			Six Months
	September 30,			Ended	Years Ended June 30,
				December 31,
	2002		2001	2001	2001		2000	1999	1998	1997

	(US GAAP and US dollars)
	(in thousands, except share and per share data)
Statement of Operations Data:
Product sales	$4,192		$2,195	$1,501	$2,690		$1,998	$2,594	$2,043	$2,527
Other revenues	284		294	189	291		500	—	—	—

Total revenues	4,476		2,489	1,690	2,981		2,498	2,594	2,043	2,527
Loss from operations	(14,525)		(15,868)	(11,849)	(20,338)		(21,187)	(24,908)	(31,483)	(16,358)
Net income (loss)	$(14,469	)(2)	$(1,328)	$(2,224)	$(11,981	)(3)	$8,906	$6,201	$(9,567)	$4,981
Earnings (loss) per common share — basic	$(1.53)		$(0.14)	$(0.24)	$(1.29)		$1.02	$0.73
Pro forma earnings (loss) per common share — basic(1)									$(1.07)	$0.57
Earnings (loss) per common share assuming dilution	$(1.53)		$(0.14)	$(0.24)	$(1.29)		$0.93	$0.72
Pro forma earnings (loss) per common share assuming dilution(1)									$(1.07)	$0.56
Weighted average shares outstanding — basic(1)	9,462		9,421	9,422	9,322		8,756	8,550	8,913	8,804
Weighted average shares outstanding assuming dilution(1)	9,462		9,421	9,422	9,322		9,557	8,635	8,913	8,930

	As at September 30,		As at	As at June 30,
			December 31,
	2002	2001	2001	2000	1999	1998	1997

	(US GAAP and US dollars)
	(in thousands)
Balance Sheet Data:
Total assets	$14,147	$33,449	$28,840	$65,820	$71,519	$95,653	$114,604
Long-term liabilities	1,237	2,513	2,188	13,476	18,985	31,923	35,131

(1)	Historical per share data has not been presented prior to fiscal year 1999 since the shares of common stock were not outstanding until June 25, 1998. Pro forma share and per share data has been presented assuming the distribution of shares of common stock to Collagen stockholders had already occurred based on the number of shares of Collagen common stock and common equivalent shares outstanding for those periods, reflecting a one-for-one exchange ratio in the distribution.

(2)	Net loss for the nine months ended September 30, 2002 includes $1.9 million of financing costs associated with a cancelled private placement of common stock.

(3)	Net loss for the year ended June 30, 2001 includes a $129,000 charge (net of tax) for cumulative effect of accounting change as a result of Cohesion’s adoption of Statement of Financial Accounting Standards No. 133 on Accounting for Derivative Instruments and Hedging Activities on July 1, 2000.

Unaudited Pro Forma Condensed Consolidated Financial Data

      The following selected unaudited pro forma condensed consolidated financial data presents the effect of the pending acquisition of Cohesion by Angiotech, which is to be accounted for as a purchase. The unaudited pro forma condensed consolidated balance sheet presents the combined financial position of Angiotech and Cohesion as of September 30, 2002 assuming that the acquisition had occurred as of that date. The unaudited pro forma condensed consolidated statement of loss for the year ended September 30, 2002 gives effect to the acquisition of Cohesion by Angiotech as if it had occurred on October 1, 2001. Such pro forma information is based upon the historical consolidated financial information of Angiotech and Cohesion. The unaudited pro forma condensed consolidated statement of loss for the year ended September 30, 2002 includes Cohesion’s operating results for the 12 months ended September 30, 2002.

      The unaudited pro forma condensed consolidated financial data is based on the estimates and assumptions set forth in the notes to such statements, which are preliminary and have been made solely for the purposes of developing such pro forma information. The unaudited pro forma condensed consolidated financial data is not necessarily an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future.

      The unaudited pro forma condensed financial data is presented in accordance with US GAAP and in US dollars. This selected unaudited pro forma condensed consolidated financial data should be read in conjunction with the unaudited pro forma condensed consolidated financial data included herein and the historical consolidated financial statements and notes thereto of Angiotech and Cohesion and other financial information pertaining to Angiotech and Cohesion including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into this proxy statement/ prospectus and under the section titled “Unaudited Pro Forma Condensed Consolidated Financial Data” on page 81.

Year Ended
September 30,
2002

(US GAAP and
US dollars)
(in thousands,
except share and
per share data)
Selected Unaudited Pro Forma Condensed Consolidated Statement of Loss
Total revenues	$10,047
Total expenses	46,655
Loss from continuing operations	(33,872)
Basic and diluted earnings (loss) from continuing operations per common share	(2.03)
Basic and diluted weighted-average common shares outstanding	16,724

As of
September 30,
2002

(US GAAP and
US dollars)
(in thousands)
Selected Unaudited Pro Forma Condensed Consolidated Balance Sheet Data
Cash and cash equivalents	$19,156
Short-term investments	76,816
Total assets	142,709
Long-term debt and deferred credits	14,611
Shareholders’ equity	128,098

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

      The following table shows historical per share data of Angiotech and Cohesion and also shows similar information reflecting the combination of Angiotech and Cohesion, which is referred to as “pro forma” information. The Cohesion equivalent per share amounts were calculated by multiplying the pro forma combined amounts by 0.0933, the assumed exchange ratio for the merger. For purposes of the pro forma financial statements, the assumed exchange ratio used was based on the average of the daily low and high selling prices of one share of Angiotech common stock on the Nasdaq National Market during the 20 trading day period ending on the third trading day prior to September 27, 2002. The actual exchange ratio will be based on the average high and low prices of one share of Angiotech common stock on the Nasdaq National Market during the 20 trading day period ending on the third trading day prior to the completion of the merger.

      The comparative historical and unaudited pro forma per share data is presented in accordance with US GAAP and in US dollars.

      The pro forma information does not purport to be indicative of the results of future operations or the results that would have occurred had the merger been completed at the beginning of the year presented. The information set forth below is derived from, and should be read in conjunction with, the historical financial statements of Angiotech and Cohesion that are included in the documents described under the section titled “Where You Can Find More Information” on page 91 and the pro forma financial information described in the section titled “Unaudited Pro Forma Condensed Consolidated Financial Data” on page 81.

      No cash dividends have ever been declared or paid on shares of Angiotech common stock or Cohesion common stock.

				Pro Forma	Cohesion
	Angiotech	Cohesion		Combined	Equivalent

	(US GAAP and US dollars)
Loss From Continuing Operations(1)(2)
Per Common Share — Basic and Diluted
For the year ended September 30, 2002	$(0.73)	$(2.13	)(1)	$(2.03)	$(0.19)
Consolidated Book Value Per Share as of September 30, 2002	5.50	0.79		7.61	0.71

(1)	For purposes of the unaudited pro forma condensed consolidated financial statements, the Cohesion loss from continuing operations is for the 12 months ended September 30, 2002.

(2)	Before cumulative effect of a change in accounting principles.

RISK FACTORS

      The merger involves a high degree of risk for Cohesion stockholders. Cohesion stockholders will be choosing to invest in Angiotech common stock by voting in favor of adoption of the merger agreement. An investment in shares of Angiotech common stock involves a high degree of risk. Cohesion stockholders will decide whether to combine the businesses of Angiotech and Cohesion, which will change the business of both companies and involves significant risks. In addition to the other information contained or incorporated by reference into this proxy statement/ prospectus, Cohesion stockholders should carefully consider the following risk factors in deciding whether to vote for the adoption of the merger agreement, and refer to the matters discussed under the caption “Forward-Looking Statements in this Proxy Statement/ Prospectus” on page 7 of this proxy statement/ prospectus.

Risks Related to the Merger and the Combined Company

Cohesion stockholders may not receive exactly US $4.05 in value of Angiotech common stock for each share of Cohesion common stock, and the shares of Angiotech common stock to be received by Cohesion stockholders upon completion of the merger may decrease in value after the exchange ratio is fixed.

      The exchange ratio is the fraction of a share of Angiotech common stock that will be issued for each share of Cohesion common stock in the merger, and is equal to the quotient of US $4.05 divided by the average of the daily low and high selling prices of one share of Angiotech common stock on the Nasdaq National Market during the 20 trading day period ending on the third trading day prior to completion of the merger. The exchange ratio, however, is subject to a collar mechanism, which means (i) if the average high and low selling prices of a share of Angiotech common stock during the 20 trading day period is greater than US $46.00, the exchange ratio will be fixed at 0.0880 and (ii) if the average high and low selling prices of a share of Angiotech common stock during the 20 trading day period is less than US $34.00, the exchange ratio will be fixed at 0.1191.

      The exact exchange ratio for the merger will not be known until three days prior to the date on which the merger is completed, which we expect to be January 31, 2003. Assuming the merger is completed on January 31, 2003, the earliest practicable date on which the exchange ratio will be known is January 28, 2003. Beginning at 6:00 p.m. California time, on January 28, 2003, you may call the following toll-free telephone number to ascertain the exact exchange ratio for the merger, assuming the merger is completed on January 31, 2003: (800) 255-9839.

      After the exchange ratio is fixed, the number of shares of Angiotech common stock that Cohesion stockholders will be entitled to receive upon completion of the merger will not change, even if the market price of Angiotech common stock changes. There will be no adjustment to the exchange ratio or right to terminate the merger agreement based solely on fluctuations in the price of shares of Angiotech common stock. In recent years, the stock market has experienced extreme price and volume fluctuations. These market fluctuations have adversely affected the market price of shares of Angiotech common stock and may continue to do so in the future. The market price of shares of Angiotech common stock upon and after completion of the proposed merger could be lower than the market price on the date the exchange ratio is fixed. You should obtain recent market quotations of Angiotech common stock.

      In addition, since the exchange ratio is subject to a collar mechanism described above, the number of shares of common stock issuable by Angiotech is limited regardless of the trading price of Angiotech common stock. This means that even if the average high and low selling prices of a share of Angiotech common stock during the 20 trading day period is below US $34.00, the holders of shares of Cohesion common stock will be entitled to receive shares of Angiotech common stock based on the US $34.00 price and not the lower average price. Similarly, if the average high and low selling prices of a share of Angiotech common stock during the 20 trading day period is above US $46.00, Angiotech will be required to issue shares of its common stock based on the US $46.00 price and not the higher average price.

Integration of the two businesses may be difficult to achieve, which may adversely affect operations.

      The merger involves risks related to the integration and management of technology, operations and personnel of two companies. Angiotech and Cohesion have different technologies, products and business operations that have operated independently. The integration of the businesses of Angiotech and Cohesion will be a complex, time-consuming and expensive process and may disrupt their businesses and adversely affect the operating results of the combined company if not completed in a timely and efficient manner. Following the merger, Angiotech and Cohesion must operate as a combined organization utilizing common information and communications systems, operating procedures, financial controls and human resources practices. To date, Angiotech has no experience integrating acquired companies.

      Angiotech and Cohesion may encounter substantial difficulties, costs and delays in integrating their operations, including:

•	potential conflicts between business cultures;

•	adverse changes in business focus perceived by third-party constituencies;

•	potential conflicts in distribution, marketing or other important relationships;

•	an inability to implement uniform standards, controls, procedures and policies;

•	a failure to effectively integrate research and development efforts; and

•	the loss of key employees and/or the diversion of management’s attention from other ongoing business concerns.

      If Angiotech fails to integrate the businesses successfully, the results of the combined company could decrease because the combined company may not achieve the operating efficiencies that Angiotech hopes to obtain from the merger. In addition, Cohesion is headquartered in Northern California and Angiotech is headquartered in Vancouver, British Columbia, Canada. The geographic distance between the companies and their respective offices and operations and the consolidation of operations may increase the risk that the integration will not be completed successfully or in a timely and cost-effective manner. The management of the combined company may not be successful in overcoming these risks or any other problems encountered in connection with the integration of the companies.

The costs to complete the merger are substantial. These costs and the manner of accounting for the merger may affect Angiotech’s, Cohesion’s and the combined company’s reported results of operations.

      It is anticipated that Angiotech and Cohesion will incur approximately US $1.6 million to US $2.0 million of costs in connection with the merger. This includes costs associated with combining the businesses of the two companies, such as integration and restructuring costs, costs associated with the consolidation of operations and the fees of financial advisors, attorneys and accountants. Angiotech and Cohesion may also recognize a number of expenses prior to the closing of the merger, which may increase operating costs. Some of these costs are expected to be charged to expense in the period incurred, increasing the combined company’s loss for that period. The remaining costs, consisting primarily of fees and expenses paid to financial advisors, attorneys and accountants, will be a component of the purchase price and will be allocated to the net identifiable assets acquired and any excess will be attributed to goodwill. Goodwill is required to be tested for impairment at least annually and the combined company will be required to record a charge to earnings in any period that impairment of goodwill is determined.

      Management of the combined company may not be able to effectively control the costs associated with the integration of the two companies. These costs may also be higher than anticipated. If integration costs are not managed effectively or if they are higher than anticipated, then operating costs may be higher than anticipated and the stock price of the combined company could decline.

      A substantial portion of these costs will be incurred whether or not the merger is completed.

If Angiotech does not successfully integrate Cohesion or the merger’s benefits do not meet the expectations of investors or financial or industry analysts, the market price of Angiotech common stock may decline.

      The market price of Angiotech common stock may decline as a result of the merger for many reasons, including:

•	the integration of Angiotech and Cohesion is not completed in a timely and efficient manner;

•	the perceived benefits of the merger are not achieved as rapidly as, or to the extent anticipated by, financial or industry analysts;

•	Angiotech’s assumptions about Cohesion’s business model and operations, considered on a stand-alone basis, may prove incorrect;

•	the effect of the merger on the combined company’s financial results is not consistent with the expectations of financial or industry analysts; or

•	significant shareholders of Angiotech following the merger decide to dispose of their shares because the results of the merger are not consistent with their expectations.

Failure to complete the merger could negatively impact the market price of Cohesion common stock and Angiotech common stock.

      If the merger is not completed for any reason, Cohesion and Angiotech will be subject to a number of material risks, including:

•	the provision in the merger agreement which provides that under specified circumstances either Angiotech or Cohesion could be required to pay the other company a termination fee of US $1.7 million plus expenses, up to a maximum of US $250,000, incurred in connection with the merger;

•	the market price of Cohesion common stock and Angiotech common stock may decline to the extent that the current market price of such shares reflects a market assumption that the merger will be completed;

•	costs related to the merger, such as legal and accounting fees and a portion of the investment banking fees, must be paid even if the merger is not completed;

•	the possibility that Cohesion may have insufficient working capital and may be unable to obtain additional funding on terms acceptable to Cohesion, or at all;

•	benefits that Angiotech expects to realize from the merger, such as the potentially enhanced competitive position of the combined company, would not be realized; and

•	the diversion of management attention from the day-to-day business of the companies, reduction in capital spending and the unavoidable disruption to their employees and their relationships with customers and suppliers, during the period before completion of the merger, may make it difficult for Angiotech and Cohesion to regain their financial and market position if the merger does not occur.

      If the merger agreement is terminated and Cohesion’s board of directors seeks another merger or business combination, Cohesion stockholders cannot be certain that Cohesion will be able to find a partner willing to pay an equivalent or more attractive price than the price to be paid by Angiotech in the merger.

Some Cohesion executive officers and directors have interests that may influence them to support and approve the merger.

      The current and former directors and executive officers of Cohesion will receive continuing indemnification against liabilities and specified payments and have Cohesion stock options and employment agreements that provide them with interests in the merger that are different from, or are in addition to, your interests in the merger. In connection with the merger, all outstanding options to purchase shares of Cohesion common stock will accelerate and become fully vested and exercisable and be assumed by Angiotech. Some Cohesion officers may become entitled to severance payments if they are terminated or constructively terminated after completion of the merger. As a result, the directors and officers of Cohesion may have been and be more likely to vote to adopt (and recommend that stockholders adopt) the merger agreement than if they did not have these interests. Cohesion stockholders should consider whether these interests may have influenced these directors and officers to support or recommend adopting the merger agreement. You may read more about these interests in the section titled “The Merger — Interests of Cohesion’s Directors and Officers in the Merger” on page 53.

Some executive officers and key personnel are critical to the business of the combined company and these officers and key personnel may not remain with the combined company in the future.

      The success of the combined company following the merger depends upon the continued service of some executive officers and other key personnel, including Dr. William L. Hunter, Chief Executive Officer and President of Angiotech. Uncertainties associated with the merger may make it more difficult to attract and retain these persons and other key personnel. In addition, the merger agreement provides that immediately prior to the completion of the merger, the directors and executive officers of Cohesion, as specified by Angiotech, will resign from positions held by them at Cohesion. If the combined company loses the services of one or more of its other executive officers or key employees, or if one or more of these individuals decides to join a competitor or otherwise compete directly or indirectly with the combined company, the combined company’s business, operating results and financial condition could be seriously harmed. Although Angiotech has entered into an employment agreement with Dr. Hunter, David M. Hall, David D. McMasters and Jeanne M. Bertonis, Angiotech has not entered into employment agreements with other key personnel or with any of Cohesion’s executive officers or key personnel. These employment agreements may not be effective in retaining these persons and although Angiotech has obtained key person insurance that covers Dr. Hunter, it has not obtained such insurance to cover any of its other executive officers or key personnel.

Angiotech’s stock price has been volatile, is likely to continue to be volatile and could decline substantially.

      The price of Angiotech common stock has been, and is likely to continue to be, highly volatile, including after the merger. For example, in the last 24 months, shares of Angiotech common stock traded on the Nasdaq National Market have closed at a high of $57.25 and at a low of $32.63. Angiotech’s stock price could fluctuate significantly in the future for the following reasons:

•	a failure to successfully combine the companies or otherwise achieve the desired benefits of the merger;

•	future announcements concerning the combined company and its competitors;

•	quarterly variations in operating results;

•	the introduction of new products or changes in product pricing policies by the combined company or its competitors;

•	an acquisition or loss of significant customers, distributors and suppliers;

•	changes in earnings estimates by analysts;

•	changes in third-party reimbursement practices;

•	regulatory developments;

•	developments in the litigation between Boston Scientific, Cook and Guidant Corporation; or

•	fluctuations in the economy or general market conditions.

      In addition, stock markets in general, and the market for shares of biopharmaceutical and life science companies in particular, have experienced extreme price and volume fluctuations in recent years that may be unrelated to the operating performance of the affected companies. These broad market fluctuations may cause the market price for Angiotech common stock to decline, including after the merger. The market price of Angiotech’s stock could decline below its current price and may fluctuate significantly in the future. These fluctuations may or may not be related to the combined company’s performance or prospects.

      In the past, stockholders have often instituted securities class action litigation after periods of volatility in the market price of a company’s securities. If a stockholder files a securities class action suit, Angiotech, Cohesion or the combined company could incur substantial legal fees and its management’s attention and resources could be diverted from operating the business of the combined company in order to respond to the litigation.

Risks Related to the Business of Angiotech and Cohesion

Angiotech and Cohesion have a history of net losses and the combined company may not achieve or maintain profitability.

      Angiotech began operation in 1992 and has incurred a loss from operations in all of the years of its existence. As of September 30, 2002, Angiotech’s accumulated deficit was approximately CDN $60.27 million and it expects such losses to increase as it continues research, development and clinical studies and eventually seeks regulatory approvals for the sale of its product candidates. For the year ended September 30, 2002, Angiotech incurred losses of approximately CDN $20.1 million. Angiotech expects to continue to incur substantial losses for the foreseeable future, until and unless strategic alliance payments, product sales and royalty payments, if any, generate sufficient revenue to fund continuing operations. Angiotech cannot predict if profitability will ever be achieved and, if it is, whether or not it will be sustainable.

      Cohesion also has a history of operating losses and anticipates continued operating losses. As of September 30, 2002 and since its inception in 1998, Cohesion has an accumulated deficit of approximately $14.1 million. For the quarter ended September 30, 2002, Cohesion incurred losses of approximately $5.1 million. Cohesion’s operating losses have resulted primarily from expenses incurred in connection with research and development activities, including preclinical and clinical trials, development of manufacturing processes and general and administrative expenses, and Cohesion expects that these expenses may continue to increase for the foreseeable future, particularly in light of the anticipated increase in sales and marketing expenses related to the establishment and expansion of a sales organization in the U.S. and related infrastructure. Cohesion’s ability to achieve and sustain operating profitability is highly dependent upon successfully developing sales and marketing capabilities for its products in the U.S., Europe and other markets at appropriate selling prices and costs of manufacture. Cohesion may never successfully manufacture, commercialize and market its products, record significant product revenues or achieve operating profitability.

      The combined company’s ability to achieve and maintain profitability will depend on, among other things, the market acceptance of any product candidate that receives regulatory approval. The combined company’s ability to achieve commercial success for any of its products will depend on a number of factors, including whether or not:

•	the products will be more effective than alternative treatments;

•	side effects of the products will be acceptable to doctors and patients;

•	the products will be convenient to administer;

•	the products will be sold at a competitive price, with sufficient reimbursement available from government insurers and other third-party payors; and

•	the combined company will be able to obtain sufficient licensing revenue for its products.

      In addition, Angiotech and Cohesion will incur significant costs in connection with the merger even if the merger is not completed.

The combined company must receive regulatory approval for each of its product candidates before they can be sold commercially in North America or internationally, which can take significant time and be very costly.

      The manufacture and sale of medical devices and human therapeutic products in Canada, the U.S. and internationally is governed by a variety of statutes and regulations. These laws require, among other things:

•	approval of manufacturing facilities and practices;

•	controlled research and testing of products;

•	review and approval of submissions containing manufacturing, pre-clinical and clinical data in order to obtain marketing approval based on establishing the safety and efficacy of the product for each use sought, including adherence to good manufacturing practices during production and storage; and

•	control of marketing activities, including advertising and labeling.

      The product candidates currently under development by Angiotech and Cohesion will require significant development, preclinical and clinical testing and investment of significant funds prior to regulatory approval and their commercialization. The process of completing clinical testing and obtaining such approvals is likely to take many years and require the expenditure of substantial resources, and we do not know whether any clinical studies by the combined company or its collaborators will be successful or that regulatory approvals will be received.

      Product candidates currently under development by Angiotech include a systemic psoriasis treatment, a systemic rheumatoid arthritis treatment and a vascular wrap, each of which is in various stages of development and none of which have received FDA approval. Angiotech’s systemic psoriasis treatment is currently in a pilot Phase II trial. Angiotech’s systemic rheumatoid arthritis treatment is in a Phase II trial, and Angiotech’s vascular wrap is undergoing preclinical testing.

      Angiotech has entered into an agreement with Boston Scientific and Cook to develop and market paclitaxel coated coronary, peripheral and gastrointestinal stents using Angiotech’s technology. None of Boston Scientific’s or Cook’s stents have received FDA approval. The Cook coronary stent has received CE Mark approval and is currently in clinical trials with Cook’s partner, Guidant. The result of these clinical trials is the subject of litigation between Cook and Boston Scientific in the U.S. The Cook peripheral stent is currently in preclinical studies in the U.S. The Boston Scientific coronary stent is currently being sold in Argentina, Australia, India, Mexico, New Zealand and Singapore, with final approval pending in Europe. The Boston Scientific coronary stent is currently in approval studies in the U.S., and the Boston Scientific peripheral stent is currently in preclinical studies.

      Since 1997, Angiotech has invested approximately US $45.0 million in the research and development of its product candidates. Obtaining regulatory approvals for the combined company’s product candidates will require the investment of significant additional funds.

      The combined company’s potential product candidates may not reach the market for a number of reasons, including:

•	negative, inconclusive or otherwise unfavorable results from clinical development programs;

•	a sufficient number of patients may not enroll in studies;

•	significant delays in clinical development programs;

•	significant increases in the costs of clinical trials;

•	the possibilities that the product candidates will be found to be ineffective or cause harmful side effects during pre-clinical testing or clinical trials;

•	failure to receive necessary regulatory approvals;

•	difficulty in manufacturing on a commercial scale at an acceptable cost;

•	failure to achieve market acceptance; or

•	non-commercialization due to the proprietary rights of third parties.

      In addition, the combined company will rely on third-party clinical investigators to conduct its clinical studies and, therefore, it will not control every aspect of these activities. Third parties may not complete testing activities on schedule, or may not conduct clinical trials in accordance with regulatory requirements. The failure of these third parties to carry out their contractual duties could delay or prevent the development and commercialization of the combined company’s product candidates.

      If any of the combined company’s development programs are not successfully completed in a timely fashion, required regulatory approvals are not obtained in a timely fashion, or products for which approvals are obtained are not commercially successful, the combined company’s prospects, business, financial condition and results of operations may be materially and adversely affected and could cause the price of Angiotech common stock to decline substantially.

The combined company will depend heavily on the success of product candidates based upon preclinical formulations. If it is unable to achieve regulatory approval for these product candidates, the combined company will be unable to generate revenues and its stock price will decline.

      Angiotech has invested a significant portion of its time and financial resources since its inception in the development of product candidates based upon paclitaxel formulations for the treatment of chronic inflammatory and angiogenesis-dependant diseases. Angiotech anticipates that, for the foreseeable future, its ability to generate revenues and achieve profitability will be solely dependent on the successful commercialization of product candidates based upon its paclitaxel formulations for the treatment of chronic inflammatory and angiogenesis-dependant diseases, such as rheumatoid arthritis, where inflammation and growth of new blood vessels play a prominent role. All of Angiotech’s product candidates are in clinical studies and are based upon its paclitaxel formulations. The FDA may not consider paclitaxel formulations to be appropriate candidates for an expedited approval process should Angiotech or its collaborators choose to seek it. Accordingly, any of Angiotech’s product candidates could take a significantly longer time to gain regulatory approval than expected or may never gain approval. Angiotech has limited clinical data on its paclitaxel formulations. Future clinical studies may not demonstrate that paclitaxel based product candidates are safe and effective. In addition, Angiotech or the FDA might delay or halt clinical studies of its product candidates for various reasons, including:

•	paclitaxel may not appear to be more effective than current therapies;

•	paclitaxel may have unforeseen adverse side effects;

•	the time required to determine whether paclitaxel is effective may be longer than expected;

•	Angiotech may not be able to produce sufficient quantities of its paclitaxel formulations to complete the studies; or

•	an inability to manufacture paclitaxel in commercial quantities and at acceptable cost.

      Due to Angiotech’s significant reliance on paclitaxel, the combined company may never generate revenues from the sales of its paclitaxel based product candidates, or achieve profitability, if there is any delay or halting of clinical studies, for any reason, which could cause the price of Angiotech’s stock to decline substantially.

Even if some of the combined company’s product candidates receive regulatory approval, those products may still face subsequent regulatory difficulties.

      If the combined company receives regulatory approval to sell any of its product candidates, regulatory agencies may, nevertheless, limit the categories of patients who can use them. In addition, regulatory agencies subject a marketed product, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections. Regulatory agencies may also require expensive post-approval studies. If previously unknown problems with a product candidate or a manufacturing and laboratory facility are discovered or the combined company fails to comply with applicable regulatory approval requirements, a regulatory agency may impose restrictions on that product or on the combined company, including the requirement to withdraw the product from the market, close the facility or pay substantial fines.

Even if the combined company receives approval for the marketing and sale of its product candidates, they may never be accepted by the market.

      Many factors may affect the market acceptance and commercial success of the combined company’s products. For example, factors that may affect the market acceptance and commercial success of product candidates include:

•	product labeling or product insert required by the FDA or other regulatory agencies;

•	the cost-effectiveness and the availability of insurance or other third-party reimbursement, in particular Medicare and Medicaid;

•	the timing of market entry of products relative to competitive products;

•	the extent and success of marketing and sales efforts; and

•	the rate of adoption by physicians and by the target patient population.

      Further, we cannot be certain that the combined company’s products, such as Cohesion’s CoStasis surgical hemostat, a product designed to control bleeding from the body’s smallest blood vessels and veins, and CoSeal surgical sealant, a product designed to seal anastomoses, which are sites in the body where two blood vessels are connected and thus prone to leakage, as well as sites of incision in connection with surgery, will gain commercial acceptance among physicians, patients and health care payors, even if necessary international and U.S. marketing approvals are maintained. We believe that recommendations and endorsements by physicians will be essential for market acceptance of these surgical products, and we do not know whether these recommendations or endorsements will be obtained. We also believe that surgeons will not use these products unless they determine, based on clinical data and other factors, that the products represent an effective means of controlling bleeding and sealing anastomoses and sites of incision, and that the clinical benefits to patients and cost savings achieved through use of these products outweigh their cost. Acceptance among physicians may also depend upon the ability to train surgeons and other potential users of these products in the application of sprayable surgical products, and the willingness of such users to learn these relatively new techniques. Additional factors in achieving market acceptance may include:

•	an ability to address competition from U.S. and international medical device, pharmaceutical and biopharmaceutical companies;

•	successfully developing an effective direct marketing and sales force; and

•	forming strategic partnerships and manufacturing cost-effective products.

      A failure to achieve significant market acceptance of the combined company’s products will harm the prospects, business, financial condition and results of operations of the combined company.

Angiotech does not have experience in manufacturing products on a commercial basis.

      Angiotech’s only manufacturing experience is in producing drug substances for clinical studies. To be successful, Angiotech’s product candidates will have to be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. Angiotech does not currently have facilities for the commercial production of its product candidates under development and must rely on third-party suppliers to provide the paclitaxel formulation. Angiotech has obtained the paclitaxel formulation necessary for its product candidates from Natural Pharmaceuticals, Inc. and from Indena SpA (Italy). Angiotech intends to contract with these or other third-party manufacturers to produce commercial quantities of its potential products but we do not know whether:

•	satisfactory arrangements with such parties will be reached;

•	such arrangements will be successful on an ongoing basis;

•	sufficient sources of supply will be available; or

•	contractors will be able to develop adequate manufacturing capabilities for commercial scale quantities.

      Angiotech may elect to perform manufacturing operations internally. Developing its own commercial scale manufacturing facilities would require raising substantial additional funds and the hiring and retention of additional management and technical personnel who have the necessary manufacturing experience.

      All manufacturing facilities must comply with applicable regulations and there can be no assurances that approval will be obtained for these sites. In addition, whether Angiotech or contractors provide the manufacturing operations, there may be uncertainty as to whether or not Angiotech or its contractors will be able to make the transition to commercial production. A failure to achieve regulatory approval for manufacturing facilities or a failure to make the transition to commercial production for its products will harm the combined company’s prospects, business, financial condition and results of operations.

Angiotech is dependant on its relationship with strategic collaborators for the development and the potential commercialization of its products, and additional strategic collaborations may be necessary for the development of the combined company’s products, the terms of which may harm its business and dilute its shareholders.

      Angiotech’s strategy has been to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, manufacturing, marketing and commercialization of its product candidates. To date, Angiotech has entered into collaborations for the potential development and commercialization of its product candidates with several medical device firms and licensees and has initiated collaborations with a number of research organizations. Angiotech is currently dependent on Boston Scientific and Cook to develop and market their coronary and peripheral stents and on CR Bard to develop and market its peripheral vascular wrap. We may not be able to establish additional collaborations on favorable terms, if at all, and do not know whether current or future collaborative arrangements will be successful, which may harm our future business prospects and results of operations.

      We do not know whether any of Angiotech’s collaborative arrangements will result in successfully commercialized products. Angiotech’s collaborators may fail to successfully develop or commercialize Angiotech’s product candidates to which they have rights for a number of reasons, including:

•	the failure by a collaborator to continue its funding, research, development and commercialization activities;

•	the pursuit or development by a collaborator of alternative technologies, either on its own or with others, including Angiotech’s competitors, as a means for developing treatments for the diseases targeted by our programs; and

•	the preclusion of a collaborator from developing or commercializing any product, through, for example, litigation or other legal action.

      Angiotech is aware that Cook, Angiotech’s licensee, arranged to have Guidant pursue clinical trials on paclitaxel coated stents obtained from Cook. Boston Scientific initiated a lawsuit challenging Cook’s arrangement with Guidant, and has successfully obtained an injunction against the use by Cook of any clinical data or technologies developed by Guidant under its arrangement with Cook. These adverse developments could delay or prevent Cook from obtaining regulatory approvals for its stents. Guidant has also filed suit against Boston Scientific seeking a declaration that its intended merger with Cook should allow Guidant access to Cook’s rights under Cook’s license agreement with Angiotech. Any delay or failure by Cook to receive regulatory approval for its stents would impair Cook’s ability to commercialize them. If Cook cannot successfully commercialize its stents that utilize Angiotech’s technologies, Angiotech’s business could be harmed.

      Additional collaborative agreements may be necessary for the development of the combined company’s products. These additional agreements may obligate the combined company to exercise diligence in bringing product candidates to market and may obligate it to make minimum guarantee or milestone payments. These diligence and milestone payments may be costly and could harm the combined company’s business. The combined company may also be obligated to make royalty payments on the net sales, if any, of products resulting from licensed technology and may be responsible for the costs of filing and prosecuting patent applications. These costs could affect the combined company’s results of operations and decrease its earnings.

      In addition, following completion of the merger, your holdings of Angiotech common stock will be diluted if Angiotech issues equity securities in connection with any collaboration. If Angiotech issues preference shares to collaborators, the holders of the preference shares could have rights senior to those of the holders of common stock. If Angiotech issues debt to collaborators, the debt holders would have rights senior to holders of its common stock to make claims on Angiotech’s assets and the terms of any debt could restrict the combined company’s operations, including the ability to pay dividends on its common stock.

The combined company will have a limited sales and marketing staff and will need to further develop marketing and sales capabilities to successfully commercialize its products.

      Angiotech and Cohesion have limited experience in marketing and selling their products and Cohesion has only recently initiated a significant direct marketing and sales capability in the United States. In order to achieve commercial success for its approved products, the combined company will have to develop an effective marketing and sales force or enter into further arrangements with third-parties to market and sell its products. If the combined company develops its own marketing and sales capabilities, it will be competing with other companies that currently have experienced and well-funded marketing and sales operations. To the extent that the combined company enters into co-promotion or other marketing and sales arrangements with other companies, any revenues received will be dependent on the efforts of others, and we do not know whether these efforts will be successful. Failure to further develop and expand the combined company’s direct sales and marketing force or enter into additional arrangements with other companies to market and sell its products will reduce the combined company’s ability to generate revenues.

Any failure to obtain or protect intellectual property could adversely affect the combined company’s business.

      The combined company’s success will depend, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing the proprietary rights of others or having others infringe its rights. Angiotech has filed and is actively pursuing patent applications in Canada, the U.S. and other jurisdictions. The patent positions of pharmaceutical, biotechnology and medical device companies are uncertain and involve complex legal and factual questions for which important legal issues are largely unresolved. For example, no consistent policy has emerged regarding the scope of health-related patent claims that are granted by the U.S. Patent and Trademark Office or enforced by the U.S. federal courts. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued. There can be no assurance that:

•	patent applications will result in the issuance of patents;

•	additional proprietary products developed are patentable;

•	patents issued will provide adequate protection or any competitive advantages;

•	patents will not be successfully challenged by third-parties; or

•	the patents of others will not impede Angiotech’s (or its collaborators’) ability to commercialize its technology.

      The drug paclitaxel is itself not covered by composition of matter patents. Therefore, although Angiotech is developing an intellectual property portfolio around the use of paclitaxel for intended commercial applications, others may be able to engage in off-label use of paclitaxel for the same indications, causing the combined company to lose potential revenue. Furthermore, we do not know whether others will independently develop similar products or technologies or, if patents are issued to Angiotech, design around any patented products developed by Angiotech, which could affect our potential to generate revenues and harm our results of operations.

      Another uncertainty is that the publication of discoveries in the scientific or patent literature often lags behind actual discoveries. As a consequence, there may be uncertainty as to whether Angiotech or another licensor was the first creator of inventions covered by issued patents or pending patent applications or that Angiotech, or another licensor, was the first to file patent applications for such inventions. Moreover, Angiotech might have to participate in interference proceedings declared by the U.S. Patent and Trademark Office or other proceedings outside the U.S., including oppositions, to determine priority of invention or patentability. An unfavorable outcome in an interference or opposition proceeding could preclude Angiotech, its collaborators and its licensees from selling products using the technology or require Angiotech to obtain license rights from prevailing third-parties. We do not know whether any prevailing party would offer Angiotech a license on commercially acceptable terms, if at all.

      Several oppositions were filed against Angiotech’s granted European patent relating to stents and rheumatoid arthritis. These oppositions asserted a number of grounds, including patents and scientific articles, that were alleged as prior art to Angiotech’s granted European patent. After a hearing before the Opposition Division of the European Patent Office in July 2000, a decision was rendered holding several of the non-stent related patent claims invalid. No formal decision has been rendered with respect to claims relating to stents and methods of using stents. The decision of the Opposition Division has been appealed to the Board of Appeal of the European Patent Office, and an adverse decision by the Board of Appeal could result in revocation of Angiotech’s patent or a narrowing of the scope of protection afforded by the patent. Alternatively, the Board of Appeal could remand the case back to the Opposition Division for further proceedings.

      We do not know whether the patents that Angiotech has received, or may be able to obtain in the future, will be held valid or enforceable by a court or whether a competitor’s technology or product will be found to infringe such patents.

      Angiotech’s intellectual property includes trade secrets and know-how and may not be protected by patents. There can be no assurance that Angiotech will be able to protect its trade secrets. To help protect its rights, Angiotech requires employees, consultants, advisors and collaborators to enter into confidentiality agreements. These agreements may not provide meaningful protection for trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

The combined company’s ability to operate could be hindered by the proprietary rights of others.

      A number of pharmaceutical, biotechnology and medical device companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to the combined company’s business. Some of these technologies, applications or patents may conflict with the combined company’s technologies or intellectual property rights. As a result of the opposition and appeal currently proceeding before the Board of Appeal of the European Patent Office, Angiotech is aware of other parties with intellectual property rights that may represent prior art or other potentially conflicting intellectual property, including stents coated with agents intended to reduce restenosis. Such conflicts could limit the scope of the patents, if any, that Angiotech may be able to obtain or result in the denial of its patent applications altogether.

      If patents that cover the combined company’s activities are issued to other persons or companies, Angiotech could be charged with infringement. In the event that other parties’ patents cover any portion of the combined company’s activities, it may be forced to develop alternatives or negotiate a license for such technology. We do not know whether the combined company will be successful in either developing alternative technologies or acquiring licenses upon reasonable terms, if at all. Any such license could require the expenditure of substantial time and other resources and could harm the combined company’s business and decrease its earnings. If the combined company does not obtain such licenses, it could encounter delays in the introduction of its products or could find that the development, manufacture or sale of products requiring such licenses is prohibited.

The combined company may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

      The combined company’s future success and competitive position depends in part on its ability to obtain and maintain certain proprietary intellectual property rights used in its principal product candidates. Any such success may be achieved in part by prosecuting claims against others who Angiotech believes are infringing its rights and by defending claims of intellectual property infringement brought by Angiotech’s competitors and others. Angiotech’s involvement in intellectual property litigation could result in significant expense, adversely affecting the development of product candidates or sales of the challenged product or intellectual property and diverting the efforts of the combined company’s technical and management personnel, whether or not such litigation is resolved in its favor. Some of Angiotech’s competitors may be able to sustain the costs of complex patent litigation more effectively because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation could affect the combined company’s ability to continue its operations. In the event of an adverse outcome as a defendant in any such litigation, Angiotech may, among other things, be required to:

•	pay substantial damages;

•	cease the development, manufacture, use or sale of product candidates or products that infringe upon the intellectual property of others;

•	expend significant resources to design around a patent or to develop or acquire non-infringing intellectual property;

•	discontinue processes incorporating infringing technology; or

•	obtain licenses to the infringing intellectual property.

      Should third-parties file patent applications, or be issued patents claiming technology also claimed by Angiotech in pending applications, Angiotech may be required to participate in interference proceedings with the U.S. Patent and Trademark Office, or other proceedings outside the U.S., including oppositions, to determine priority of invention or patentability, which could result in substantial cost to the combined company even if the eventual outcome were favorable.

Angiotech and Cohesion currently face, and the combined company will continue to face, significant competition.

      Competition from pharmaceutical companies, medical device companies, biotechnology companies and academic and research institutions is intense and is expected to increase. Many of the combined company’s competitors and potential competitors have substantially greater product development capabilities and financial, scientific, manufacturing, sales and marketing resources and experience than it will. Some of these competitors include Johnson & Johnson, Guidant Corporation, Abbott Laboratories, Biocompatibles International plc, Boston Scientific Corporation, Medtronic, Inc., Ethicon, Inc., Tyco Healthcare Group, Baxter Healthcare Corporation, Haemacure Corporation, Genzyme Biosurgery, a division of Genzyme Corporation, and Lifecore Biomedical, Inc., among others. Other companies may:

•	develop and patent products earlier than the combined company;

•	obtain regulatory approvals for product candidates more rapidly; or

•	develop more effective or less expensive products.

      While the combined company will seek to expand its technological capabilities in order to remain competitive, there can be no assurance that:

•	research and development by others will not render the combined company’s technology or product candidates obsolete or non-competitive;

•	treatments or cures developed by others will not be superior to any therapy developed by the combined company; or

•	any therapy developed by the combined company will be preferred to any existing or newly developed technologies.

The combined company’s products and product candidates could become obsolete as a result of rapid technological change.

      The biotechnology, pharmaceutical and medical device industries are subject to rapid and substantial technological change. We may not be able to keep pace with technological developments or developments by other companies that could render the combined company’s product candidates or technologies non-competitive. Other companies have developed, and will continue to develop, technologies that could be the basis for competitive products. Some of these technologies and products have an entirely different approach or means of accomplishing the desired therapeutic effect, and could be more effective and less costly than the combined company’s product candidates.

If the combined company fails to raise the capital necessary to fund its operations, it will be unable to advance its development programs and complete its clinical studies.

      Angiotech has raised approximately CDN $193.29 million, net of offering costs, from the sale of equity securities since its incorporation through the date of this proxy statement/prospectus. Developing product candidates and conducting clinical studies for a particular disease indication is costly, and Angiotech intends to conduct clinical studies for several different indications simultaneously, which will increase its costs. The combined company may need to raise additional capital to:

•	fund operations;

•	fund clinical studies;

•	continue the research and development of product candidates; and

•	commercialize products.

      Additional financing may not be available on acceptable terms, if at all. If the combined company raises funds by issuing more equity securities, holders of common stock will experience dilution. If the combined company issues preference shares, the holders of the preference shares could have rights senior to those of the holders of common stock. If Angiotech raises funds by incurring debt, the debt holders would have rights senior to holders of its common stock to make claims on its assets and the terms of any debt could restrict the combined company’s operations, including an ability to pay dividends on its common stock.

      If the combined company is unable to raise additional funds when needed, it may be required to delay, reduce or eliminate some or all of its development programs and some or all of its clinical studies. The combined company may also be forced to license technologies to others that it would prefer to develop internally.

      On June 30, 2002, Angiotech had approximately CDN $137.8 million in cash, cash equivalents and short-term investments. Angiotech currently believes that it has sufficient capital to fund the combined company’s operations through at least 2004. However, the business and operations of the combined company may consume financial resources faster than anticipated and the combined company may need to raise capital sooner than anticipated due to a number of factors, including:

•	an increase in the number, size, duration or complexity of clinical studies;

•	slower than expected progress in developing product candidates;

•	higher than expected costs to obtain regulatory approvals; and

•	higher than expected costs to protect intellectual property rights.

      In addition, Angiotech has no established bank financing arrangements and there can be no assurance that Angiotech or the combined company will be able to establish such arrangements on satisfactory terms, if at all.

Acquisitions of companies or technologies may result in disruptions to the combined company’s business.

      As part of its business strategy, the combined company may acquire assets and businesses principally relating to or complementary to Angiotech’s and Cohesion’s current operations. Any other acquisitions and/or mergers by the combined company will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things:

•	exposure to unknown liabilities of acquired companies;

•	higher than anticipated acquisition costs and expenses;

•	effects of costs and expenses of acquiring and integrating new businesses on the operating results and financial condition of the combined company;

•	the difficulty and expense of integrating the operations and personnel of the companies;

•	disruption of the combined company’s ongoing business;

•	diversion of management’s time and attention;

•	failure to maximize the combined company’s financial and strategic position by the successful incorporation of acquired technology;

•	the inability to implement uniform standards, controls, procedures and policies;

•	loss of key employees and customers as a result of changes in management;

•	the incurrence of amortization expenses; and

•	possible dilution to the shareholders of the combined company.

      In addition, geographic distances may make integration of businesses more difficult. The combined company may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions.

      Further, your holdings in the combined company will be diluted if equity securities are issued in connection with any acquisition. If significant acquisitions are made for a cash consideration, the combined company may be required to use a substantial portion of its available cash, cash equivalents and short-term investments. If debt is used to finance acquisitions, the debt holders would have rights senior to holders of common stock to make claims on the combined company’s assets and the terms of any debt could restrict the combined company’s operations, including its ability to pay dividends on common stock. Acquisition financing may not be available on acceptable terms, if at all.

The combined company may incur significant costs complying with environmental laws and regulations.

      Angiotech’s and Cohesion’s research and development processes involve the use of hazardous and radioactive materials. The combined company will be subject to federal, provincial, local and other laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, the combined company could be held liable for any damages that result and any such liability could exceed its resources. Angiotech is not currently specifically insured with respect to this liability, and we do not know whether the combined company will be required to incur significant costs to comply with environmental laws and regulations in the future, or whether its operations, business or assets will be harmed by current or future environmental laws or regulations.

If the combined company fails to hire and retain key management, scientific and technical personnel, it may be unable to successfully implement its business plan.

      The combined company will be highly dependent on its senior management and scientific and technical personnel. The competition for qualified personnel in the biotechnology field is intense, and the combined company will rely heavily on its ability to attract and retain qualified managerial, scientific and technical personnel. The combined company’s ability to manage growth effectively will require continued implementation and improvement of its management systems and the ability to recruit and train new employees. The combined company may not be able to successfully attract and retain skilled and experienced personnel, which could harm our ability to develop our product candidates and generate revenues.

The commercial potential of the combined company’s products and product candidates will be significantly limited if it is not able to obtain adequate levels of reimbursement for them.

      The combined company’s ability to commercialize human therapeutic products and product candidates successfully will depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Third-party payors are increasingly challenging the price of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and we do not know whether adequate third-party coverage will be available for the combined company to realize an appropriate return on its investment in product development, which could harm its results of operations.

Product liability or other claims against the combined company may result in substantial damages or reduce demand for its product candidates.

      Medical devices and human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. There can be no assurance that the combined company will be able to obtain or maintain sufficient liability or other insurance coverage for any of its proposed clinical studies or product sales. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, if at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the combined company’s product candidates. A product liability claim, a threat that such a claim would be brought against the combined company, or a product withdrawal could have a material adverse effect upon the combined company’s reputation and business, and may also result in an increase in insurance premiums.

The combined company may incur losses associated with foreign currency fluctuations.

      Angiotech’s operations are in some instances conducted in currencies other than the Canadian dollar and fluctuations in the value of foreign currencies relative to the Canadian dollar could cause the combined company to incur currency exchange losses. In addition to the Canadian dollar, Angiotech currently conducts some operations in US dollars. Exchange rate fluctuations may reduce future operating results of the combined company.

      Angiotech currently presents its consolidated financial statements in Canadian dollars and expects to continue to report its results and financial position in Canadian dollars.

      The occurrence of a catastrophic disaster or other similar events could cause damage to Cohesion’s facilities and equipment, which could harm Cohesion’s operations.

      Cohesion’s facilities are located in Northern California and are vulnerable to damage from various types of disasters, including earthquake, fire, flood, power loss, communications failures and similar events. For example, in October 1989, a major earthquake that caused significant property damage and a number of fatalities, struck Northern California. If any disaster were to occur, Cohesion may not be able to operate its business at its current facilities, which could seriously harm the combined company’s business and operations. The insurance Cohesion maintains may not be adequate to cover losses resulting from these disasters or other business interruptions.

Laws and provisions in Angiotech’s memorandum and articles and shareholder rights plan could delay or deter a change in control.

      Angiotech’s memorandum and articles allow the issuance of preference shares. The board of directors may set the rights and preferences of any series of preference shares in its sole discretion without the approval of the holders of its common stock. The rights and preferences of the preference shares may be superior to those of the common stock. Accordingly, the issuance of preference shares also could have the effect of delaying or preventing a change of control of Angiotech. In addition, under the Company Act (British Columbia), some business combinations, including a merger or reorganization or the sale, lease or other disposition of all or a substantial part of our assets, must be approved by at least three-quarters of the votes cast by Angiotech’s shareholders or, in some cases, holders of each class of shares. In some cases, a business combination must be approved by a court. Shareholders may also have a right to dissent from the transaction, in which case, Angiotech would be required to pay dissenting shareholders the fair value of their common stock provided they have followed the required procedures. There are at present no preference shares outstanding.

      In addition, Angiotech adopted a shareholder rights plan which provides for substantial dilution to an acquiror unless either the acquiror makes a bid to all shareholders, which is held open for at least 60 days and is accepted by shareholders holding at least 50% of the outstanding common shares, or the bid is otherwise approved by Angiotech’s board of directors.

      Furthermore, all of Angiotech’s executive officers have contractual rights under employment agreements to have their stock options vest immediately and obtain 12 to 24 months’ severance pay in the event of a change of control of the company.

      Limitations on the ability to acquire and hold Angiotech common stock may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition to review any acquisition of a significant interest in Angiotech. This legislation grants the Commissioner jurisdiction to challenge such an acquisition before the Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada. The Investment Canada Act (Canada) subjects an acquisition of control of a company by a non-Canadian to government review if the value of our assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied or is deemed to be satisfied that there is likely to be a net benefit to Canada from the transaction.

      Each of these matters could delay or deter a change in control that would be attractive to, and provide liquidity for, shareholders and could limit the price that investors are willing to pay in the future for shares of Angiotech common stock.

CURRENCY EXCHANGE RATES

      The following tables set out, for each period indicated, the high, low, average and period end exchange rate for U.S. dollars expressed in Canadian dollars based on the noon buying rate as published by the Bank of Canada.

	12 Months ended September 30,
In Canadian $
Canadian dollars per U.S. dollar	2002	2001	2000	1999	1998

High in the year	1.61	1.58	1.51	1.56	1.58
Low in the year	1.51	1.49	1.44	1.45	1.37
Rate at end of year	1.59	1.58	1.50	1.48	1.53
Average rate for the year	1.57	1.54	1.47	1.47	1.45

	2002
In Canadian $
Canadian dollars per U.S. dollar	November	October	September	August	July	June	May	April

High in the month	1.59	1.59	1.59	1.59	1.59	1.55	1.57	1.60
Low in the month	1.55	1.56	1.55	1.55	1.51	1.51	1.53	1.56
Rate at end of month	1.57	1.56	1.56	1.56	1.58	1.52	1.53	1.57

      On December 23, 2002, the last full business day prior to the date of this proxy statement/ prospectus, the noon buying rate as published by the Bank of Canada was CDN $1.55 per US $1.00.

THE COHESION SPECIAL MEETING OF STOCKHOLDERS

General

      Cohesion’s board of directors is soliciting the enclosed proxy for use at the special meeting of stockholders to be held on January 31, 2003 at 10:00 a.m., local time, or at any adjournment or postponement thereof, for the purposes described in this proxy statement/prospectus and in the accompanying notice of the special meeting of stockholders. The special meeting will be held at the Crowne Plaza Cabana Palo Alto Hotel, Portofino Room located at 4290 El Camino Real, Palo Alto, California 94306.

      This proxy statement/prospectus is being mailed on or about December 30, 2002 to all stockholders entitled to vote at the special meeting.

Record Date and Voting Securities

      Stockholders of record at the close of business on December 13, 2002, sometimes referred to as the record date in this proxy statement/prospectus, are entitled to notice of and to vote at the special meeting or any adjournment or postponement thereof. Cohesion has one class of stock outstanding, designated as common stock. At the record date, 9,522,293 shares of Cohesion common stock, $0.001 par value, were issued and outstanding, net of treasury stock, and held of record by 714 stockholders.

Voting

      Each stockholder is entitled to one vote for each share held as of the record date. The affirmative vote of a majority of the outstanding shares of common stock as of the record date is required for adoption of the merger agreement. Stockholders are not permitted to cumulate their votes for any purpose. Votes cast by proxy and not revoked or voted in person at the special meeting will be counted by the persons appointed by Cohesion to act as inspectors of election for the special meeting.

Quorum

      The required quorum for the transaction of business at the special meeting is a majority of the shares of common stock issued and outstanding on the record date and entitled to vote at the special meeting. Shares that are voted “FOR,” “AGAINST” or “ABSTAIN” from a matter are treated as being present at the special meeting for purposes of establishing a quorum. If a quorum is not present or represented, then either the chairman of the special meeting or the stockholders entitled to vote at the special meeting, present in person or represented by proxy, will have the power to adjourn the special meeting from time to time, without notice other than an announcement at the special meeting, until a quorum is present. At any adjourned special meeting at which a quorum is present, any business may be transacted that might have been transacted at the special meeting as originally notified. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned special meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the adjourned special meeting.

Abstentions and Broker Non-Votes

      Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business.

      Since the adoption of the merger agreement is dependent upon obtaining the affirmative vote of a majority of the outstanding shares of Cohesion common stock, any failure to vote in favor of the adoption of the merger agreement, whether in the form of an abstention, broker non-vote or otherwise, is equivalent to a vote against adoption of the merger agreement. Therefore, abstentions and broker non-votes will have the same effect as votes against adoption of the merger agreement.

Proxy Cards

      Proxies in the form accompanying this proxy statement/prospectus that are properly executed and returned will be voted at the special meeting in accordance with the instructions on the proxy. Any properly executed proxy that does not contain instructions about a specified proposal will be voted for the adoption of the merger agreement.

      No business other than that described in the accompanying notice of the special meeting of stockholders is expected to come before the special meeting. Should any other matter requiring a vote of stockholders properly arise, the persons named in the proxy will vote the shares they represent as Cohesion’s board of directors may recommend unless the authority to do so is withheld in the proxy. In the event insufficient shares of Cohesion common stock are voted in favor of the adoption of the merger agreement, the persons named in the proxy may also, at their discretion, vote the proxy to adjourn the special meeting from time to time in order to solicit additional proxies in favor of the adoption of the merger agreement; provided, however, no proxy providing for a vote “AGAINST” the adoption of the merger agreement will be voted for any such adjournment.

Revocability of Proxies

      Any proxy given pursuant to this solicitation may be revoked by the person giving it at or before the special meeting by (i) delivering to Cohesion a written notice of revocation of a previously delivered proxy bearing a later date than the previously delivered proxy, (ii) duly executing and delivering a proxy bearing a later date or (iii) by attending the special meeting and voting in person. However, your attendance at the special meeting will not by itself serve to revoke a previously submitted proxy.

Solicitation

      Cohesion will bear the cost of solicitation of proxies. Cohesion has retained Georgeson Shareholder Communications, Inc., a proxy solicitation firm, to solicit proxies in connection with the special meeting at an estimated cost of $7,000. In addition, Cohesion may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. Cohesion’s directors, officers and regular employees may also solicit proxies personally or by telephone, facsimile, e-mail or telegram, without additional compensation.

THE MERGER

Background to the Merger

      Throughout 2001, Cohesion’s board of directors considered several alternative financing structures and strategies that Cohesion might pursue, including various private financing and public debt or equity transactions. During the second and third quarters of 2001, Cohesion held preliminary discussions with a Fortune 500 diversified manufacturer and marketer of healthcare products that is listed on the New York Stock Exchange, hereinafter referred to as Company A, regarding the potential interest of Company A in establishing a business relationship with Cohesion, including the possibility of product distribution, joint development of new products or a business combination transaction.

      In December 2001, Angiotech contacted Cohesion for the purpose of continuing discussions that had occurred in early 2000 concerning a potential relationship between the companies involving the development of products utilizing each of their technologies. During a meeting on December 13, 2001, Angiotech expressed an interest in potentially engaging in a business combination transaction with Cohesion.

      On January 2, 2002, Company A contacted Cohesion and indicated that it was interested in resuming earlier discussions concerning a possible business combination.

      At a meeting held on January 4, 2002, Cohesion’s board of directors discussed the respective businesses of Angiotech and Company A. The board of directors also discussed Cohesion’s need to raise additional financing. At the meeting, Cohesion’s board of directors authorized William G. Mavity, Cohesion’s President and Chief Executive Officer, to pursue further discussions with both Angiotech and Company A. On January 7, 2002, Angiotech and Cohesion entered into a mutual confidentiality and standstill agreement. During January 2002, Angiotech and Cohesion conducted business due diligence. Discussions between Angiotech and Cohesion regarding a possible business combination were suspended in late January after the companies determined that an agreement could not be reached on an appropriate value of the consideration to be paid in the potential business combination.

      At a meeting held on February 13, 2002, Cohesion’s board of directors discussed Cohesion’s anticipated financing needs and potential strategic opportunities. During January and February 2002, Cohesion exchanged correspondence with Company A with respect to a potential business combination. In late February 2002, discussions between Cohesion and Company A were discontinued.

      At a meeting of Angiotech’s board of directors on March 5, 2002, the board was advised that Angiotech was no longer in active discussions with Cohesion.

      During February, March and April 2002, Cohesion held preliminary discussions with Three Arch Partners and Alta Partners, or collectively the PIPE Investors, with respect to a potential private placement financing transaction. During the course of these discussions, the PIPE Investors conducted preliminary due diligence with respect to Cohesion.

      In March 2002, Mr. Mavity met with principals of a Fortune 500 diversified healthcare products manufacturer and services provider that is listed on the New York Stock Exchange, hereinafter referred to as Company B, to discuss possible interest in Company B’s distribution of Cohesion’s current and future products. During March and April 2002, the companies exchanged information concerning the outlook for Cohesion’s business, and Company B expressed a verbal interest in a possible business combination with Cohesion, subject to an extensive due diligence period required by Company B.

      In early April 2002, Angiotech contacted Cohesion and expressed an interest in continuing earlier discussions relating to a potential business combination. Discussions between Angiotech and Cohesion regarding a potential business combination continued throughout April 2002.

      At a meeting held on April 18, 2002, Cohesion’s board of directors discussed Cohesion’s financing requirements and the terms of a proposed private placement financing transaction with the PIPE Investors. Cohesion’s board of directors also discussed Company A’s announcement that it had entered into a definitive agreement to acquire a competitor of Cohesion and the subsequent termination of Cohesion’s discussions with Company A. Upon completion of these discussions, Cohesion’s board of directors authorized Mr. Mavity to continue negotiations with the PIPE Investors and to cause Cohesion to engage an investment bank to serve as its placement agent in connection with the proposed financing transaction.

      On April 18, 2002, Cohesion engaged U.S. Bancorp Piper Jaffray Inc. as its financial advisor and placement agent in connection with a potential financing transaction. On April 26, 2002, Cohesion also engaged U.S. Bancorp Piper Jaffray as its financial advisor concerning Cohesion’s exploration of its strategic alternatives, including a potential merger or acquisition transaction.

      During the last week of April 2002, counsel for Cohesion and counsel for the PIPE Investors negotiated a non-binding term sheet with respect to a potential financing transaction. The non-binding term sheet contemplated, among other things, the issuance by Cohesion of common stock representing a 49% equity interest in Cohesion at a 15% discount to the lower of the trailing average closing price of Cohesion common stock for two specified periods. The non-binding term sheet also provided that the PIPE Investors would receive warrants to purchase additional shares of Cohesion common stock.

      Representatives of Cohesion and Angiotech met on May 1, 2002, and Mr. Mavity received a verbal indication of interest from Angiotech in acquiring Cohesion. Following that discussion, further negotiations and due diligence sessions between Cohesion and Angiotech continued throughout May 2002.

      In early May 2002, a pharmaceutical company with annual revenues in excess of $1.0 billion that is listed on the New York Stock Exchange, hereinafter referred to as Company C, contacted Cohesion and expressed an interest in establishing a strategic relationship, including the potential co-marketing of Cohesion’s products and a possible business combination transaction. The companies entered into a mutual confidentiality agreement and commenced an exchange of information concerning their operations.

      At a meeting held on May 4, 2002, Cohesion’s board of directors reviewed the terms of the non-binding term sheet negotiated between Cohesion and the PIPE Investors. Cohesion’s financial advisor presented Cohesion’s board of directors with a financial analysis of the proposed financing transaction and an overview of the climate of the capital markets. Cohesion’s board of directors discussed the May 1, 2002 verbal indication of interest from Angiotech, the exchange of information with Company C and its co-promotion interest, and Company B’s expression of a possible interest in a business combination transaction with Cohesion, including the extended diligence requirement. Cohesion’s board of directors also discussed contacting additional potentially interested parties, including Company A. At the meeting, Cohesion’s board of directors authorized Mr. Mavity to solicit a written proposal from Angiotech and to approach Company A and Company B with a view toward obtaining an expression of interest. Cohesion’s board of directors also authorized Mr. Mavity to continue negotiations with the PIPE Investors.

      On May 30, 2002, Mr. Mavity received a written proposal from Company B concerning the possible co-promotion of Cohesion’s products, including provisions for limited debt financing and a license fee. The May 30, 2002 proposal from Company B was subject to a number of conditions, some of which were determined by Cohesion’s board of directors to effectively limit the long-term ability for Cohesion’s management to maximize value on behalf of Cohesion stockholders.

      On May 31, 2002, Cohesion, through its financial advisor, received a non-binding written indication of interest from Angiotech with respect to a proposed stock-for-stock merger, subject to various financial terms and conditions. Under the terms of Angiotech’s proposal, the merger consideration was a fixed value of US $60.0 million of Angiotech stock if Angiotech common stock remained in a trading range of US $36.00 to US $48.00 per share during a specified period, with a collar mechanism providing for a fixed exchange ratio above and below that range. The non-binding proposal was subject to, among other things, satisfactory completion of due diligence and negotiation of a definitive agreement.

      At a meeting of Cohesion’s board of directors held on June 6, 2002, Cohesion’s financial advisor reviewed the status of discussions with Angiotech. This presentation also covered the history of Cohesion’s contact with Angiotech, the status of Cohesion’s discussions with other potentially interested parties and Cohesion’s financing needs. Cohesion’s financial advisor also presented a valuation analysis of the financial terms set forth in Angiotech’s indication of interest, including a comparison of selected public companies, selected comparable transactions and discounted cash flow analysis. Cohesion’s board of directors discussed, among other things, Cohesion’s financing requirements, the financing environment, the dilution that would occur if Cohesion were to obtain additional financing in light of the performance of Cohesion common stock, the risks of Cohesion continuing as a stand-alone company, the recent price performance of Angiotech common stock compared to other companies and indices and other Angiotech financial metrics. Mr. Mavity informed the board of directors that no other potentially interested party had expressed an interest in making a competing proposal. At the meeting, Cohesion’s board of directors determined that it was in the best interests of Cohesion and its stockholders for Cohesion to pursue a strategic transaction with Angiotech in lieu of the proposed private placement financing transaction with the PIPE Investors. The primary reason underlying this determination was the valuation of Angiotech’s proposal, which represented a per share value for Cohesion common stock in excess of $5.80 per share, compared to the then current trading price of Cohesion common stock. On June 6, 2002, the closing price of Cohesion common stock on the Nasdaq National Market was $2.00. In addition, Cohesion’s board of directors considered the substantial dilution to Cohesion’s existing stockholders that would result from the proposed sale to the PIPE Investors of a 49% equity interest in Cohesion at a 15% discount to the lower of the trailing average close price of Cohesion common stock for two specified periods. Cohesion’s board of directors authorized Mr. Mavity to cause Cohesion to enter into an exclusivity agreement with Angiotech, which would expire on June 27, 2002, and to proceed with due diligence and the negotiation of a definitive agreement with Angiotech. Shortly following the June 6, 2002 meeting of Cohesion’s board of directors, Cohesion terminated its negotiations with the PIPE Investors.

      Also on June 6, 2002, counsel for Angiotech delivered a draft merger agreement to counsel for Cohesion. From June 6, 2002 through June 24, 2002, Cohesion and its representatives negotiated the terms of the draft merger agreement with Angiotech and its representatives and Angiotech continued its due diligence investigation of Cohesion.

      During May and June 2002, Angiotech’s board of directors was updated on the progress of discussions with Cohesion. At a June 20, 2002 meeting of the Angiotech board of directors, the strategy for a potential merger with Cohesion was reviewed in detail, including current and synergy product portfolios, general integration plans, diligence items and proposed transaction structure. Angiotech’s board of directors approved the continuation of discussions with Cohesion, with final approval subject to valuation and market conditions.

      At a special meeting held on June 24, 2002, Angiotech’s board of directors convened to discuss the potential acquisition of Cohesion. The board of directors focused on significant diligence issues, such as intellectual property and significant contract terms. The board of directors also discussed valuation, and after consideration of a recent decline in the price of Cohesion common stock and comparable transactions, Angiotech’s board of directors agreed with management’s proposal that an offer more in line with its view of current market conditions should be presented to Cohesion.

      On June 25, 2002, Angiotech requested that the parties base further discussions regarding a business combination on a lower aggregate amount of merger consideration than the preliminary amount of consideration set forth in Angiotech’s proposal dated May 31, 2002. After evaluating Angiotech’s request, Cohesion suspended its discussions with Angiotech.

      On June 28, 2002, Cohesion again discussed the possibility of a strategic relationship with Company C. The companies exchanged additional information in subsequent weeks.

      At a meeting held on July 2, 2002, Cohesion’s board of directors discussed the suspension of Cohesion’s negotiations with Angiotech, as well as the discussions between Cohesion and Company C. Cohesion’s board of directors also discussed Cohesion’s need for additional financing and the possibility of resuming negotiations with the PIPE Investors with respect to a private placement financing transaction.

      On July 9, 2002, Company C verbally expressed an interest in a business combination transaction with Cohesion. During the course of this discussion, Company C indicated that it would be interested in a potential cash acquisition of Cohesion at a 40-45% premium over the trading price of Cohesion common stock. On July 9, 2002, the closing price of Cohesion common stock on the Nasdaq National Market was $1.90. Cohesion’s board of directors determined that the consideration proposed to be paid to Cohesion stockholders pursuant to the terms set forth in Company C’s indication of interest to be inadequate, and further discussions with Company C were suspended.

      During the first two weeks of July 2002, Cohesion and the PIPE Investors negotiated the terms of a revised term sheet with respect to a private placement financing transaction. Between July 18 and July 24, 2002, representatives of Cohesion negotiated the terms of a common stock purchase agreement and ancillary documents with representatives of the PIPE Investors.

      At a July 23, 2002 meeting, Cohesion’s board of directors discussed the terms of the proposed private placement financing transaction. At the meeting, the board of directors approved the private placement financing transaction.

      On July 24, 2002, Cohesion entered into a common stock purchase agreement with the PIPE Investors. Pursuant to the terms of the common stock purchase agreement, Cohesion agreed to sell an aggregate of 8,196,924 shares of common stock to the PIPE Investors in a private placement transaction. The per share purchase price to be paid by the PIPE Investors was the lower of (i) $1.61, which represented a 10% discount to the 15-day average closing price of the Cohesion Common Stock ending on the third trading day prior to the date on which Cohesion entered into the common stock purchase agreement, and (ii) a 10% discount to the 15-day average closing price of the Cohesion common stock ending on the third trading day prior to the date on which the definitive proxy statement relating to the stockholder meeting to be held in connection with the proposed financing was first mailed to stockholders. In connection with the execution of the common stock purchase agreement, Cohesion issued to the PIPE Investors warrants to purchase an aggregate of 910,768 shares of Cohesion common stock at an exercise price equal to $1.61 per share. The warrants were exercisable immediately and had a five-year term and the underlying common stock was covered by specified registration rights. The common stock purchase agreement contained an exclusivity provision restricting the ability of Cohesion to engage in discussions with a third-party with respect to an alternative transaction. Upon completion of the proposed financing and assuming exercise in full of the warrants, it was estimated that the PIPE Investors would own an aggregate of approximately 49% of Cohesion’s outstanding common stock.

      Cohesion publicly announced the private placement financing transaction contemplated by the common stock purchase agreement on July 26, 2002. On August 8, 2002, Cohesion filed a preliminary proxy statement in connection with the private placement financing transaction with the Securities and Exchange Commission.

      On August 12, 2002, Cohesion received an unsolicited letter from Company A expressing Company A’s desire to resume the prior discussions between the companies regarding a potential business combination transaction. The letter outlined Company A’s proposal to acquire 100% of the outstanding common stock of Cohesion for $3.75 per share in cash, subject to completion of due diligence and approval of Company A’s board of directors. The letter specified that Company A’s proposal was non-binding, was not capable of acceptance and did not create or imply any legal rights or obligations between Cohesion and Company A.

      At a meeting held on August 16, 2002, Cohesion’s board of directors discussed Company A’s August 12, 2002 letter. Cohesion’s financial advisor presented its analysis of Company A’s proposal, including a summary of the financial terms of the proposal, a summary of Cohesion’s trading history and stock performance, valuation analyses of Cohesion and a profile of Company A. Cohesion’s board of directors discussed several issues related to Company A’s proposal, including diligence, interim financing and timing. At the meeting, Cohesion’s board of directors authorized Mr. Mavity to negotiate a consent with the PIPE Investors permitting Cohesion to enter into discussions with Company A. On August 17, 2002, Cohesion and its counsel commenced negotiations with the PIPE Investors and their counsel with respect to the terms of a consent that would permit Cohesion to enter into discussions with Company A.

      On August 21, 2002, Cohesion received a second unsolicited letter from Company A. The letter included a list of due diligence items and set forth Company A’s expectations as to a potential timeline for completing due diligence and negotiating definitive documentation with respect to a business combination transaction with Cohesion.

      At a meeting held on August 26, 2002, Cohesion’s board of directors discussed the status of negotiations with the PIPE Investors with respect to a consent that would permit Cohesion to enter into discussions with Company A. At the meeting, the board of directors authorized Mr. Mavity to continue to negotiate a waiver agreement with the PIPE Investors, including the payment of a cash termination fee. In addition, Cohesion’s board of directors discussed possible courses of action both if a consent was granted and if the PIPE Investors were not amenable to granting a consent.

      On August 30, 2002, Cohesion and the PIPE Investors entered into a waiver agreement. The waiver agreement provided that the PIPE Investors waived their rights under the exclusivity provision of the common stock purchase agreement until 5:00 p.m., California time, on September 27, 2002. Under the terms of the waiver agreement, Cohesion was permitted to enter into discussions with Company A and, under specified circumstances, Angiotech, Company B and Company C. The waiver agreement further provided that, upon the occurrence of specified trigger events, including the execution by Cohesion of a definitive agreement with respect to an alternative transaction, (i) Cohesion would be obligated to pay the PIPE Investors a termination fee in the amount of $1.0 million, plus the PIPE Investors’ out-of-pocket fees and expenses not exceeding an aggregate of $10,000 and (ii) the common stock purchase agreement would immediately terminate.

      On September 6, 2002, Cohesion and Company A entered into a confidentiality and standstill agreement and Company A updated its due diligence review of Cohesion.

      On September 9, 2002, Cohesion received a letter from Company A. The letter outlined Company A’s proposal to acquire 100% of the outstanding common stock of Cohesion for $3.90 per share in cash, subject to the approval of a definitive agreement by Company A’s board of directors, which the letter described as Company A’s “best offer” based on the updated due diligence that Company A had completed. The letter outlined Company A’s anticipated schedule for the completion of the transaction and indicated Company A’s willingness to discuss backstop financing arrangements for Cohesion. The letter requested that Cohesion enter into an exclusivity agreement with Company A in the event Cohesion determined to proceed with a transaction.

      At a meeting held on September 10, 2002, Cohesion’s board of directors discussed Company A’s September 9, 2002 letter. Cohesion’s financial advisor presented a transaction value analysis of Company A’s revised proposal. Cohesion’s board of directors discussed the alternatives available to Cohesion, including the private placement financing transaction contemplated by the common stock purchase agreement, the transaction proposed by Company A and a potential transaction with another potentially interested party. At the meeting, Cohesion’s board of directors authorized Mr. Mavity (i) to negotiate for a period of 24 hours a restructured financing transaction with the PIPE Investors and (ii) in the event of unsuccessful negotiations with the PIPE Investors, to pursue negotiations with Company A.

      On September 11, 2002, Mr. Mavity contacted the PIPE Investors to discuss the possible renegotiation of the provisions of the common stock purchase agreement. The attempted renegotiation was not successful. On September 11 and 12, 2002, Mr. Mavity and a representative of Cohesion’s financial advisor contacted each of Angiotech, Company B and Company C regarding their potential interest in a business combination transaction with Cohesion. Cohesion requested that each of them provide a preliminary response by September 13, 2002.

      On September 12, 2002, Mr. Mavity and a representative of Cohesion’s financial advisor met with representatives of Angiotech. Mr. Mavity presented a business update with respect to Cohesion and provided guidance as to a range of valuations with respect to which Cohesion would enter into discussions with Angiotech.

      Also on September 12, 2002, counsel for Cohesion furnished a draft merger agreement to counsel for Company A. From September 13, 2002 through September 23, 2002, counsel for Cohesion and counsel for Company A negotiated the terms of the merger agreement and a number of ancillary agreements.

      On September 13, 2002, Dr. William L. Hunter, Angiotech’s Chief Executive Officer and President, called Mr. Mavity and indicated Angiotech’s interest in pursuing a stock-for-stock transaction with Cohesion in a range of values which depended on the results of Angiotech’s due diligence review of Cohesion. Mr. Mavity informed Dr. Hunter that Angiotech’s proposal was not in the range currently being considered by Cohesion’s board of directors.

      On the morning of September 16, 2002, Cohesion sent a letter to Angiotech again inviting Angiotech to submit a revised proposal to Cohesion. The letter set forth a number of conditions to be met in order for such proposal to be considered by Cohesion’s board of directors, including that such proposal be received no later than 12:00 noon on September 17, 2002. Also on September 16, 2002, counsel for Cohesion furnished a draft merger agreement to counsel for Angiotech. During discussions with Cohesion’s financial advisor, Angiotech management indicated that a non-binding proposal would be submitted on September 17, 2002 and that such proposal might arrive after the noon deadline. During these discussions with Cohesion’s financial advisor, Angiotech management and representatives of Angiotech’s financial advisor were advised of Cohesion’s intent to enter into an exclusivity agreement with Company A in the absence of a proposal from Angiotech.

      At approximately 12:00 noon on September 17, 2002, after receiving no response from Angiotech, Cohesion and Company A entered into an exclusivity agreement. The exclusivity agreement restricted Cohesion from, among other things, entering into discussions or negotiations with or providing information to any person in connection with, or otherwise soliciting, an alternative transaction, subject to the fiduciary duties of Cohesion’s board of directors under applicable law.

      At approximately 6:00 p.m. on September 17, 2002, Cohesion received a non-binding letter from Angiotech outlining a revised proposal. The letter provided that Angiotech proposed to acquire all of the outstanding shares of Cohesion common stock in a stock-for-stock merger transaction, subject to various financial terms and conditions. Under the terms of Angiotech’s proposal, the merger consideration consisted of US $4.05 worth of Angiotech common stock for each share of Cohesion common stock if Angiotech common stock remained in a trading range of $36.00 to $48.00 per share during a specified period, with a collar mechanism providing for a fixed exchange ratio above and below that range. The letter set forth Angiotech’s estimated schedule for the negotiation of a definitive merger agreement and provided that the proposal was contingent upon the completion of additional due diligence and final board approval. As required under the provisions of Cohesion’s exclusivity agreement with Company A, Cohesion notified Company A of the material terms of Angiotech’s revised proposal on September 18, 2002.

      Following the September 12, 2002 meeting between Mr. Mavity, a representative of Cohesion’s financial advisor and representatives of Angiotech, members of Angiotech’s board of directors were apprised that Cohesion had invited Angiotech to make a proposal regarding the acquisition of Cohesion. At a meeting held on September 18, 2002, Angiotech’s board of directors reviewed significant diligence issues. The board of directors was presented with the proposed transaction and contract terms, general integration plans and a comparison of the proposed transaction structure from June 20, 2002. The board of directors agreed with management’s plan to continue discussions with Cohesion and continue its diligence review, and that a subsequent meeting would be held for further evaluation.

      On September 18, 2002, Company A informed Cohesion that its board of directors had authorized an increase in Company A’s proposal to $4.00 per share in cash or common stock of Company A, at the election of Cohesion. However, the proposal from Company A contained provisions that under specified circumstances could substantially reduce the consideration proposed by Company A.

      At a meeting held on September 18, 2002, Cohesion’s board of directors discussed Angiotech’s September 17, 2002 letter. The board of directors also discussed Company A’s revised proposal. At the meeting, Cohesion’s board of directors determined that its fiduciary duties under applicable law required that the board explore Angiotech’s proposal further.

      On September 19, 2002, Cohesion provided requested diligence items to Angiotech and requested in a cover letter that the diligence contingencies with respect to Angiotech’s proposal be removed by 4:00 p.m., California time, on September 20, 2002. From September 19, 2002 through September 27, 2002, counsel for Cohesion and counsel for Angiotech negotiated the terms of the merger agreement and the ancillary agreements referred to in the merger agreement.

      On September 20, 2002, Angiotech sent a letter to Cohesion’s financial advisor expressing Angiotech’s disappointment in the disclosure of the material terms of Angiotech’s September 17, 2002 proposal to Company A by Cohesion. Also on September 20, 2002, Dr. Hunter contacted Dr. John Daniels, the Chairman of the Board of Directors of Cohesion, and indicated that Angiotech was considering withdrawing the proposal set forth in Angiotech’s September 17, 2002 letter because of this disclosure.

      On September 23, 2002, Company A informed Cohesion that it would not proceed with further negotiation of a business combination transaction so long as Cohesion was continuing parallel discussions with a second potentially interested party.

      At a meeting of Cohesion’s board of directors held on September 24, 2002, Cohesion’s financial advisor summarized the material financial terms of Company A’s proposal. Dr. Daniels informed Cohesion’s board of directors that he expected Angiotech to submit a revised proposal to Cohesion within 24 hours. Cohesion’s board of directors discussed the two proposals at length. At the meeting, the board of directors authorized Cohesion’s financial advisor to contact the financial advisors for Angiotech and Company A in order to provide feedback on how their respective proposals could be improved.

      At a meeting held on September 25, 2002, Angiotech’s board of directors was presented with the price, collar and other significant terms associated with the proposed acquisition of Cohesion. After discussion, the board voted to approve the submission of a binding offer to Cohesion and the execution of a definitive merger agreement on terms substantially in the form presented to the board.

      On September 25, 2002, Cohesion received a letter from Angiotech confirming the terms of Angiotech’s proposal set forth in its September 17, 2002 letter to Cohesion. The letter addressed each of the conditions set forth in Cohesion’s September 16, 2002 and September 19, 2002 letters to Angiotech.

      At a meeting of Cohesion’s board of directors held on September 25, 2002, Cohesion’s financial and legal advisors presented a comprehensive analysis of the proposals from Angiotech and Company A, including a chronology of events, valuation analyses of the competing proposals, trading histories of Cohesion, Angiotech and Company A and profiles of Angiotech and Company A. Mr. Mavity presented his understanding of the integration plans of Angiotech and Company A with respect to a transaction with Cohesion. After extensive discussion, Cohesion’s board of directors authorized Cohesion’s management and advisors to pursue negotiations with Angiotech.

      At a meeting of Cohesion’s board of directors held on September 26, 2002, Cohesion’s financial advisor reviewed the material financial terms of the proposed transaction with Angiotech. Cohesion’s financial advisor rendered its oral opinion that the exchange ratio set forth in the merger agreement was fair from a financial point of view to the holders of shares of Cohesion common stock. After discussion, Cohesion’s board of directors (i) determined that the merger agreement and the transactions contemplated thereby were advisable and in the best interests of Cohesion and its stockholders, (ii) approved the merger agreement and the merger and (iii) recommended that Cohesion stockholders vote to adopt the merger agreement.

      At approximately 4:30 p.m., California time, on September 27, 2002, Cohesion, Angiotech and Chardonnay Acquisition Corp. entered into the merger agreement. In connection with the execution of the merger agreement, Cohesion paid to the PIPE Investors the termination fee and expenses payable under the waiver agreement, which resulted in the termination of the common stock purchase agreement.

Angiotech’s Reasons for the Merger

      Angiotech’s board of directors approved the principal terms of the merger on September 25, 2002, subject to negotiation of a definitive agreement between Angiotech and Cohesion. Angiotech’s board of directors reviewed the strategy for a proposed merger with Cohesion in detail. Among the issues reviewed by Angiotech’s board of directors were current and future synergies with respect to product portfolios, general integration plans, diligence items, proforma financial analyses and the proposed structure of the transaction. In determining that the transactions contemplated by the merger agreement are in the best interests of Angiotech and its shareholders, Angiotech’s board of directors considered a number of factors, including the following:

Access to Complementary Intellectual Property and Expertise. Angiotech’s board of directors considers the continued improvement of Angiotech’s drug discovery and development process to be vital to its continued and future growth. Angiotech believes that the merger will provide Angiotech with access to complementary intellectual property and expertise that will enable Angiotech to advance and accelerate the drug discovery and development process. Angiotech further believes that the two companies bring together complementary capabilities by uniting Angiotech’s pharmaceutical expertise and innovative therapeutic solutions with Cohesion’s product development and research capabilities, regulatory and clinical experience, intellectual property portfolio, innovative delivery systems and specialized U.S. sales force. In addition, Angiotech believes that the combination of Angiotech’s drug-loading expertise with Cohesion’s approved biomaterials may help to create an industry leader in the emerging field of bioactive devices and implants.

Increase Angiotech’s Future Revenue Streams. Angiotech’s board of directors considered that having approved biomaterials as a basis for drug-loaded programs could provide a clear advantage in being first to market with a variety of novel drug-loaded implants, which could allow Angiotech to increase its future revenue streams.

Financial Considerations. Angiotech’s board of directors reviewed, analyzed and approved the principle financial terms of the merger. Angiotech believes that the cost of developing an intellectual property portfolio on its own similar to Cohesion, as well as the cost of establishing product development and research capabilities, clinical abilities and a specialized U.S. sales force comparable to Cohesion’s, would cost Angiotech significantly more than the value of the consideration being offered by Angiotech to Cohesion stockholders in the merger.

Diversification of Business Risk. Angiotech’s board of directors considered that the acquisition of Cohesion could further diversify Angiotech’s business risk by expanding its product portfolio. Angiotech’s board of directors also considered that access to Cohesion’s intellectual property and clinical expertise could enable Angiotech to develop innovative products that may be sold in markets not currently explored by Angiotech.

Angiotech’s board of directors also reviewed a number of legal issues and litigation involving Cohesion. Angiotech’s board of directors expressed concern with Cohesion’s expenses and viewed its historical cost of operations to be high. Angiotech’s board of directors concluded that Cohesion’s expenses and cost of operations did not present a barrier to the merger. However, Angiotech’s board of directors directed Angiotech management to carefully monitor sales projections through the integration process. Angiotech’s board of directors also discussed integration issues and directed Angiotech management to closely manage the integration process.

After performing the above analysis, Angiotech’s board of directors determined that the merger was in the best interests of Angiotech and its shareholders.

Cohesion’s Reasons for the Merger

      Cohesion’s board of directors believes that the terms of the merger agreement and the transactions contemplated thereby are in the best interests of Cohesion and its stockholders. In reaching this determination, Cohesion’s board of directors considered a number of factors, including the following:

Complementary Nature of Businesses. Cohesion’s board of directors believes there is a strategic fit between the technologies of Cohesion and Angiotech, including the core competencies, intellectual property rights and focus areas of the companies. Cohesion’s board of directors believes that the combined company has the opportunity to enhance its future prospects through potential product offerings utilizing the technologies and expertise of Cohesion and Angiotech. Cohesion’s board of directors made this determination based upon historical information concerning Cohesion’s and Angiotech’s respective businesses, financial performance and condition, operations, prospects, technology, management and competitive position, including public reports filed with the Securities and Exchange Commission and the results of Cohesion’s due diligence review of Angiotech.

Financial Considerations. Cohesion’s board of directors believes that the terms of the merger agreement are favorable to the holders of Cohesion common stock, including (i) Cohesion’s ability to consider and negotiate other strategic transaction proposals, (ii) the termination fee provisions and (iii) the consideration to be received by Cohesion’s stockholders. In making this determination, Cohesion’s board of directors analyzed current financial market conditions and historical market prices and volatility and trading information with respect to the common stock of both Cohesion and Angiotech. Cohesion’s board of directors considered that each outstanding share of Cohesion common stock would be exchanged in connection with the merger for the right to receive approximately US $4.05 in value of Angiotech common stock, subject to a collar mechanism, representing a 97%, 99% and 110% premium, respectively, over the market price of Cohesion common stock for the one-week, one-month and two-month periods prior to the announcement of the merger agreement. Cohesion’s board of directors believes these premiums are favorable to Cohesion stockholders in the context of premiums paid in connection with comparable merger transactions. In addition, Cohesion’s board of directors noted that the transaction is intended to be a tax-free transaction to Cohesion stockholders.

Requirement for Additional Capital. Cohesion’s board of directors analyzed the financial condition of Cohesion, including Cohesion’s funding requirements, results of operations, projected cash flows, earnings, assets and prospects as an independent company, and determined that Cohesion would require additional funding. Cohesion’s board of directors considered the dilution that would result from the completion of the financing transaction contemplated by the common stock purchase agreement, pursuant to which it was proposed that Cohesion issue approximately 8.2 million shares of common stock at a price of $1.61 per share, subject to a potential downward revision in accordance with the provisions of the common stock purchase agreement.

Industry Consolidation. Cohesion’s board of directors considered the trend toward consolidation in the biotechnology and medical device industries. In particular, Cohesion’s board of directors considered the opportunity for, and public perception of, a small medical device company in a challenging economic environment. Cohesion’s board of directors analyzed the competitive landscape for Cohesion’s present and planned product offerings, and considered the difficulty small medical device companies have historically faced in achieving significant market share when competing against large, well-established competitors. Cohesion’s board of directors believes that larger companies have significant competitive advantages over smaller companies and that, as a result, many smaller companies will be required to consider strategic alternatives. Cohesion’s board of directors considered the reduction of strategic risk inherent in an expanded portfolio of technology and potential products and determined that it is in the best interests of Cohesion and its stockholders for Cohesion to be part of a larger organization with substantial current financial resources in terms of market valuation, enabling Cohesion stockholders, as stockholders of the combined company, to have greater liquidity in their shares and to benefit from any future growth of the combined company.

Advice of Financial Advisor and Fairness Opinion. Cohesion’s board of directors considered the advice of Cohesion’s financial advisor, U.S. Bancorp Piper Jaffray Inc., and the September 26, 2002 oral opinion subsequently confirmed in writing, of U.S. Bancorp Piper Jaffray that as of the date thereof, the exchange ratio was fair, from a financial point of view, to holders of Cohesion common stock (other than Angiotech and its affiliates). The written opinion of U.S. Bancorp Piper Jaffray and the underlying analysis are summarized below, and a complete copy of the written opinion of U.S. Bancorp Piper Jaffray setting forth the procedures followed, the matters considered, the limitations of the review undertaken and the assumptions made by U.S. Bancorp Piper Jaffray is included as Annex C to this proxy statement/prospectus. For a more complete description of the opinion given by Cohesion’s financial advisor, see the section titled “The Merger — Opinion of Cohesion’s Financial Advisor” on page 44.

Analysis of Other Opportunities. Cohesion’s board of directors conducted a formal review of other opportunities to enter into financing and strategic transactions during the past year, including the financing contemplated by the common stock purchase agreement and indications of interest and proposals received by Cohesion from third parties. This review was conducted in the context of current industry, market and economic conditions.

      Cohesion’s board of directors believes that the foregoing discussion supports its recommendation of the merger agreement when viewed together with the risks and potential benefits of the merger. Cohesion’s board of directors identified and considered a variety of potentially negative factors in its deliberations concerning the merger, including, but not limited to the following: (i) the possibility that the merger may not be completed; (ii) the effect of the public announcement of the merger on Cohesion’s sales and operating results; (iii) Cohesion’s ability to attract and retain key technical, marketing and management personnel; (iv) the risk that the potential benefits sought in the merger may not be realized; (v) the risk that despite the efforts of the combined company, key technical, marketing and management personnel might not remain employed by the combined company; and (vi) the difficult financing environment that Cohesion will likely face if the merger is not completed in a timely fashion.

      The foregoing discussion of the information and factors considered by Cohesion’s board of directors is not intended to be exhaustive but is believed to include the material factors considered by Cohesion’s board of directors. Cohesion’s board of directors did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, Cohesion’s board of directors viewed its position and recommendation as being based on the totality of the information presented to and considered by Cohesion’s board of directors. In addition, individual members of Cohesion’s board of directors may have weighed the various factors differently.

Recommendation of Cohesion’s Board of Directors

      Cohesion’s board of directors unanimously approved the merger agreement. Cohesion’s board of directors believes that the transactions contemplated by the merger agreement are in the best interests of Cohesion and its stockholders and recommends that Cohesion stockholders vote “FOR” adoption of the merger agreement. For a more complete description of the reasons why Cohesion’s board of directors determined that the transactions contemplated by the merger agreement are in the best interests of Cohesion and its stockholders, see the section titled “The Merger — Cohesion’s Reasons for the Merger” on page 42. In making its determination, Cohesion’s board of directors took into account, among other things, the opinion of U.S. Bancorp Piper Jaffray Inc., Cohesion’s financial advisor, that the consideration proposed to be received by Cohesion stockholders in the proposed merger with Angiotech was fair, from a financial point of view, to those stockholders. For a more complete description of the consideration to be received by Cohesion stockholders in the proposed merger with Angiotech, see the section titled “Summary — The Merger” on page 3. For a more complete description of the factors considered by Cohesion’s board of directors in approving the merger agreement, please see the section titled “The Merger — Cohesion’s Reasons for the Merger” on page 42.

Opinion of Cohesion’s Financial Advisor

      Pursuant to an engagement letter dated April 26, 2002, Cohesion retained U.S. Bancorp Piper Jaffray Inc. to act as its exclusive financial advisor and, if requested, to render to Cohesion’s board of directors an opinion as to the fairness, from a financial point of view, of the consideration to be received by Cohesion stockholders in the proposed merger.

      On September 26, 2002, U.S. Bancorp Piper Jaffray delivered to Cohesion’s board of directors its oral opinion subsequently confirmed in writing that, as of that date and based upon and subject to the assumptions, factors and limitations set forth in the written opinion described below, the exchange ratio provided for in the merger agreement was fair, from a financial point of view, to the holders of Cohesion common stock (other than Angiotech and its affiliates). A copy of U.S. Bancorp Piper Jaffray’s written opinion dated September 26, 2002 is attached to this proxy statement/prospectus as Annex C and is incorporated into this proxy statement/prospectus by reference. Cohesion stockholders should read the opinion carefully in its entirety in conjunction with this proxy statement/prospectus and should carefully consider the assumptions made, matters considered and the limits of the review by U.S. Bancorp Piper Jaffray.

      While U.S. Bancorp Piper Jaffray rendered its opinion and provided specified analyses to Cohesion’s board of directors, U.S. Bancorp Piper Jaffray was not requested to and did not make any recommendation to Cohesion’s board of directors as to the specified form or amount of the consideration to be received by Cohesion stockholders in the proposed merger with Angiotech, which was determined through negotiations between Cohesion and Angiotech. U.S. Bancorp Piper Jaffray’s written opinion, which was delivered for use and considered by Cohesion’s board of directors, is directed only to the fairness, from a financial point of view, of the exchange ratio provided for in the merger agreement. It does not address the value of a share of Cohesion common stock or Angiotech common stock, does not address Cohesion’s underlying business decision to participate in the proposed merger or any other aspect of the merger and does not constitute a recommendation to any Cohesion stockholder as to how a stockholder should vote with respect to the proposed merger.

      U.S. Bancorp Piper Jaffray’s opinion and analyses were only one of many factors considered by Cohesion’s board of directors in its evaluation of the proposed merger, and should not be viewed as determinative of the views of Cohesion’s board of directors or Cohesion’s management with respect to the merger or exchange ratio.

      In arriving at its opinion, U.S. Bancorp Piper Jaffray reviewed, analyzed and relied upon material relating to the financial and operating condition and prospects of Cohesion and Angiotech and material prepared in connection with the proposed merger. These materials included:

•	the merger agreement;

•	publicly available financial, operating and business information related to Angiotech and to Cohesion;

•	publicly available market and securities data of Angiotech and of selected public companies deemed comparable to Angiotech, as well as the historical exchange ratio of Cohesion common stock and Angiotech common stock;

•	analyst reports relating to Angiotech;

•	analyst reports relating to Cohesion;

•	to the extent publicly available, financial information relating to selected merger transactions deemed comparable to the proposed merger;

•	publicly available financial, operating and business information related to Cohesion;

•	internal financial information of Angiotech prepared for financial planning purposes and furnished by Angiotech management, including a discounted cash flow analysis of Angiotech based on management’s projections;

•	internal financial information of Cohesion prepared for financial planning purposes and furnished by Cohesion management; and

•	publicly available market and securities data of Cohesion and of selected public companies deemed comparable to Cohesion.

      U.S. Bancorp Piper Jaffray furnished or made available the foregoing information to Cohesion’s board of directors. In addition, U.S. Bancorp Piper Jaffray had discussions with management of Cohesion concerning the financial condition, current operating results and business outlook for Cohesion on a stand-alone basis and as a combined company with Angiotech. In preparation of its opinion, U.S. Bancorp Piper Jaffray also had discussions with Angiotech management concerning the financial condition, current operating results and business outlook for Angiotech on a stand-alone basis and concerning Angiotech’s plans relating to the combined company.

      In delivering its oral opinion to Cohesion’s board of directors on September 26, 2002, U.S. Bancorp Piper Jaffray prepared and delivered to Cohesion’s board of directors written materials containing various analyses and other information material to the opinion. Following is a summary of the material analyses underlying the opinion of U.S. Bancorp Piper Jaffray. U.S. Bancorp Piper Jaffray has advised Cohesion that it chose to perform these analyses because these are the analyses traditionally performed in connection with fairness opinions and established by its internal fairness committee as standards for valuation.

     Exchange Ratio Analysis

      U.S. Bancorp Piper Jaffray used the exchange ratio analysis to show the relative trading history of Angiotech common stock and Cohesion common stock, as well as to depict the exchange ratio of the consideration to be paid by Angiotech for each share of Cohesion common stock. U.S. Bancorp Piper Jaffray depicted the implied value of the stock consideration to be received by Cohesion stockholders for the range of exchange ratios and share prices of Angiotech common stock payable in the merger pursuant to the merger agreement. U.S. Bancorp Piper Jaffray also depicted the historical exchange ratio between Cohesion common stock and Angiotech common stock from October 2, 2001 to September 26, 2002. The median relative price of Cohesion and Angiotech common stock over this period was 0.0615. The price ratio can be compared to the exchange ratio in the proposed merger. U.S. Bancorp Piper Jaffray’s analysis showed that the exchange ratio provided for in the merger agreement is above the median historical exchange ratio of Angiotech common stock and Cohesion common stock.

     Contribution Analysis

      The contribution analysis is designed to show the pro forma contribution on a financial basis of Cohesion to the combined company’s financial performance for the next three years. U.S. Bancorp Piper Jaffray analyzed the hypothetical pro forma contribution of Cohesion to the combined company for the years ending December 31, 2003, 2004 and 2005, respectively. For these periods, U.S. Bancorp Piper Jaffray analyzed Cohesion’s expected contribution to revenue, gross profit and operating income of the combined company and compared it to the estimated range of percentages of the combined company that would be owned by former Cohesion stockholders after the merger. Based on the closing price of Angiotech common stock on September 26, 2002, Cohesion stockholders would own approximately 6.5% of the outstanding shares of Angiotech common stock after the merger.

Estimated Pro Forma Contribution of Cohesion to the Combined Company

	2003 Estimate(1)	2004 Estimate(1)	2005 Estimate(1)

Revenue	61.5%	15.4%	15.2%
Gross profit	43.3%	10.3%	10.9%
Operating income	(40.8)%	(3.8)%	0.9%

(1)	Estimated financial data for Cohesion is based on internal Cohesion management estimates. Estimated financial data for Angiotech is based on estimates provided by Angiotech management.

      Based on Cohesion management’s projections for Cohesion and Angiotech, U.S. Bancorp Piper Jaffray concluded that Cohesion will contribute substantially to the revenue and gross profit lines of the combined company in 2003 and 2004, but will be dilutive to the combined company’s net income in those years. However, in 2005, Cohesion will be accretive to the combined company’s net income.

Cohesion Market Analysis

      The market analysis is designed to show the historical stock performance of Cohesion common stock relative to the consideration to be paid by Angiotech for each share of Cohesion common stock. U.S. Bancorp Piper Jaffray reviewed the stock trading history and published analyst estimates of Cohesion common stock. U.S. Bancorp Piper Jaffray indicated the recent Cohesion common stock trading information contained in the following table:

Closing price on September 26, 2002	$2.16
30-day average	2.06
60-day average	1.93
52-week high	5.00
52-week low	1.47

U.S. Bancorp Piper Jaffray performed stock price and volume comparisons for Cohesion common stock and Angiotech common stock for the period from September 25, 2001 to September 26, 2002. Market data was used for this comparison, which showed that the consideration to be paid by Angiotech for each share of Cohesion common stock, while below the 52-week trading high of Cohesion common stock, was well above the then-current and 60- and 30-day average prices of Cohesion common stock.

Cohesion Comparable Company Analysis

      The comparable company analysis is designed to compare the valuation of Cohesion at the consideration to be paid by Angiotech for each share of Cohesion common stock to current valuations of public companies deemed comparable to Cohesion. U.S. Bancorp Piper Jaffray compared financial information and valuation ratios relating to Cohesion to corresponding data and ratios from eight publicly-traded companies deemed comparable to Cohesion (BioSphere Medical, Inc., Closure Medical Corporation, Genzyme Biosurgery, Integra Lifesciences Corporation, Interpore International Inc., Kensey Nash Corporation, Lifecore Biomedical, Inc. and Osteotech Inc.). This group was selected from publicly-traded companies that are in the medical device industry, produce biomaterials, have a market capitalization above $40 million and have last 12 months’ net revenue above $10 million.

      For purposes of its analysis, U.S. Bancorp Piper Jaffray calculated Cohesion’s company value (consisting of equity value plus debt less cash) and equity value based on Cohesion’s stock price on September 26, 2002 and also based on the share value of Angiotech common stock payable pursuant to the merger within the collar set forth in the merger agreement (US $4.05).

      This analysis produced multiples of selected valuation data as follows:

					Comparable Companies
	Cohesion @		Cohesion @
Market Valuation Data	Market		US $4.05		Median		Mean		High		Low

Stock Price as % of 52 Week High	41.9%		78.5%		49.0%		50.2%		81.2%		25.0%
Enterprise Value/EBITDA (LTM) — 6/30/02	NM		NM		19.5	x	21.6	x	31.0	x	15.3	x
Enterprise Value/LTM Revenue — 6/30/02	3.6	x	8.5	x	2.5	x	3.2	x	6.7	x	1.4	x
Enterprise Value/LTM Revenue — 9/30/02	2.8	x	6.7	x
Enterprise Value/2002 Revenue	2.2	x	5.1	x	2.3	x	2.9	x	6.5	x	1.3	x
Enterprise Value/2003 Revenue	0.8	x	1.9	x	1.9	x	2.0	x	4.1	x	0.7	x
P/E Ratio Calendar 2002	NM		NM		38.8	x	36.8	x	42.1	x	28.2	x
P/E Ratio Calendar 2003	NM		NM		30.3	x	28.3	x	36.4	x	18.4	x

      The analysis shows that (1) on a company value to last 12 months’ revenue basis and on a company value to 2002 projected revenue basis, the consideration to be paid by Angiotech for each share of

Cohesion common stock is significantly greater than the public valuations and (2) on a company value to projected 2003 revenue basis, such consideration is in line with public valuations.

Comparable Transaction Analysis

      The comparable transaction analysis includes a review of transactions involving target companies deemed comparable to Cohesion and is designed to compare the valuation of Cohesion to historical valuations of target companies deemed similar to Cohesion. U.S. Bancorp Piper Jaffray reviewed merger and acquisition transactions that it deemed comparable to the proposed merger. It selected these transactions by searching Securities and Exchange Commission filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

•	transactions that were announced or completed between January 1, 1998 and September 26, 2002;

•	transactions in which the target company is focused on cardiology, orthopedics, urology or general surgery;

•	transactions in which the target company produced surgical products, materials or implants; and

•	transactions in which the acquiring company purchased at least 50% of the target with cash and/or stock.

Specifically, U.S. Bancorp Piper Jaffray analyzed 22 transactions that satisfied the criteria, and compared the resulting multiples of selected valuation data to multiples for Cohesion derived from implied Cohesion company and equity values based on the US $4.05 per share value payable in the proposed merger as indicated under the subsection titled “Cohesion Comparable Company Analysis” on page 47. The target companies listed below are each focused on cardiology, orthopedics, urology or general surgery and include surgical products, materials and implants transactions that were announced or completed since January 1, 1998, provided that only transactions in which the acquiring company purchased a controlling interest of the target company are included. The parties to the 22 transactions were:

Target	Acquiror

Surgical Dynamics, Inc.	Stryker Corp.
Fusion Medical Technologies, Inc.	Baxter International
ORATEC Interventions, Inc.	Smith & Nephew, plc
Smith & Nephew ENT	Gyrus Group Plc
Heartport, Inc.	Johnson & Johnson
IntraTherapeutics, Inc.	Sulzer Medical
Innerdyne, Inc.	Tyco International (US) Inc.
Biolectron, Inc.	Biomet, Inc.
Endosonics Corporation	JOMED N.V.
Everest Medical Corporation	Gyrus Group Plc
Influence, Inc.	American Medical Systems, Inc.
Innovasive Devices, Inc.	Johnson & Johnson
Vascular Science, Inc.	St. Jude Medical, Inc.
CardioThoracic Systems, Inc.	Guidant Corporation
Implant Innovations Inc.	Biomet, Inc.
General Surgical Innovations, Inc.	Tyco International (US) Inc.
Perclose, Inc.	Abbott Laboratories
Empi Inc.	The Carlyle Group
Angio–Seal International Ltd. (Tyco)	St. Jude Medical, Inc.
Circon Corp.	Maxxim Medical, Inc.
FemRx, Inc.	Johnson & Johnson
American Medical Systems, Inc.	E.M. Warburg Pincus & Co., LLC

Selected Transactions
Cohesion(1)
	US $4.05	Median	Mean	High	Low

Enterprise Value/ LTM Revenue — 6/30/02	8.5x	4.0x	5.8x	15.0x	1.4x
Enterprise Value/ LTM Revenue — 9/30/02	6.7x
Enterprise Value/ LTM EBIT	NM	15.9x	17.5x	36.4x	8.6x
Equity Value/ LTM Net Income	NM	24.0x	27.9x	61.6x	13.9x

(1)	Cohesion financial data based on internal Cohesion management estimates.

      The analysis shows that on a company value to revenue basis (the only relevant valuation metric), the consideration to be paid by Angiotech for each share of Cohesion common stock is above the median and mean valuations of the selected comparable transactions.

     Premiums Paid Analysis

      The premiums paid analysis involves a review of purchase prices in acquisitions of public companies compared to their pre-transaction market prices and is designed to compare the premium payable to Cohesion stockholders to the historical premiums of target companies deemed similar to Cohesion. U.S. Bancorp Piper Jaffray reviewed publicly available information for selected completed acquisition transactions. It selected these transactions by searching Securities and Exchange Commission filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

•	transactions that were announced or completed between January 1, 1998 and September 26, 2002;

•	transactions in which the target company’s Standard Industrial Classification, or SIC code, was medical technology; and

•	transactions in which the acquiring company purchased at least 50% of the public target with cash and/or stock.

      Specifically, U.S. Bancorp Piper Jaffray analyzed 54 transactions that satisfied the criteria, and compared the resulting premiums paid on both a one-week and four-week basis to the one-week and four-week premiums for Cohesion and the 60 day average price for Cohesion as of September 26, 2002 based on the US $4.05 per share value payable in the proposed merger as indicated under the subsection titled “Cohesion Comparable Company Analysis” on page 47.

      The table below shows a comparison of the premiums paid in those transactions to the premium that would be paid to Cohesion stockholders based on US $4.05 in Angiotech common stock payable in the proposed merger as indicated under the subsection titled “Cohesion Comparable Company Analysis” on page 47. The premium calculations for Cohesion stock are based upon a Cohesion stock price of $2.06 on September 19, 2002 (one week prior to the calculation date) and of $2.04 on August 29, 2002 (four weeks prior to the calculation date).

		Medical Technology Transactions
	Cohesion
	US $4.05	Median	Mean	High	Low

1-Week Premium	96.6%	37.8%	42.9%	154.9%	1.3%
4-Week Premium	98.5%	49.1%	55.4%	154.9%	1.7%
60-Day Average Premium	109.8%

      This analysis shows that on a one-week and four-week basis, the premium to be paid by Angiotech for Cohesion common stock was above the median and mean premiums of the selected comparable transactions.

     Cohesion Discounted Cash Flow Analysis

      The Cohesion discounted cash flow analysis is used to calculate a range of theoretical values for Cohesion based on the net present value of Cohesion’s implied annual cash flows and a terminal value for Cohesion at calendar year-end 2006 calculated based upon management projections. U.S. Bancorp Piper Jaffray performed a discounted cash flow analysis for Cohesion in which it calculated the present value of the projected future cash flows of Cohesion using internal financial planning data prepared by Cohesion management. U.S. Bancorp Piper Jaffray estimated a range of theoretical values for Cohesion based on the net present value of its implied annual cash flows and a terminal value for Cohesion in 2006 calculated based upon a multiple of operating income. This range of values was then compared to the consideration to be paid by Angiotech upon completion of the merger. U.S. Bancorp Piper Jaffray applied a range of discount rates of 20% to 30% and a range of terminal value multiples of 10.0x to 14.0x of forecasted 2006 EBIT. This analysis yielded the following results:

Per Share Equity Value of Cohesion
Low	$3.12
Mid	4.14
High	5.47

Aggregate Equity Value of Cohesion	(in thousands)

Low	$56,932
Mid	77,303
High	104,500

      This analysis shows that the mid-point of the discounted cash flow is slightly above the consideration to be paid by Angiotech for each share of Cohesion common stock, but that such consideration is well within the range of theoretical values for Cohesion.

     Analysis of Angiotech Common Stock

      The market analysis of Angiotech common stock is designed to show the historical stock performance of Angiotech common stock, as well as the daily trading volume of Angiotech common stock, which would be received by Cohesion stockholders. Market data is used for this analysis. U.S. Bancorp Piper Jaffray reviewed general background information concerning Angiotech, including publicly available analyst estimates and ratings of Angiotech common stock, the price performance of Angiotech common stock over the previous 12 months relative to the Nasdaq National Market and to two comparable company groups and the stock price and volume over the previous 12 months. U.S. Bancorp Piper Jaffray also reviewed the stock trading history of Angiotech common stock at the dates or for the periods indicated below.

Closing price on September 26, 2002	$40.91
30-day average	43.69
60-day average	41.16
52-week high	56.50
52-week low	32.63

     Angiotech Comparable Company Analysis

      The Angiotech comparable company analysis is designed to compare the valuation of Angiotech to current valuations of public companies deemed comparable to Angiotech. In selecting comparable companies, U.S. Bancorp Piper Jaffray took into consideration that Angiotech is a high growth company that conducts business in the medical device industry. Industry analysts estimate that Angiotech’s fiscal 2003 revenues will increase by more than 80% compared to Angiotech’s fiscal 2002 revenues. Accordingly, U.S. Bancorp Piper Jaffray, in conducting its comparable companies analysis, sought to identify other publicly traded companies with businesses that participate in medical areas with underlying high growth and high technology, and with 2003 revenue growth projected to be greater than 20%. Based on this criteria, U.S. Bancorp Piper Jaffray selected six comparable companies (Advanced Neuromodulation

Systems, Inc., Cytyc Corporation, Kyphon Inc., ResMed, Inc., Surmodics Inc. and TheraSense, Inc.) and compared selected financial data and ratios for Angiotech to the corresponding data and ratios for these comparable companies. The Angiotech stock price used in the calculations was its closing price of $40.91 on September 26, 2002.

      This analysis produced multiples of selected valuation data as follows:

	Angiotech(1)		Median		Mean		High		Low

Stock Price as % of 52-Week High	71.3%		55.3%		58.8%		93.7%		35.4%
Enterprise Value/ EBITDA (LTM) — 6/30/02	NM		25.2	x	26.0	x	40.5	x	12.9	x
Enterprise Value/ LTM Revenue — 6/30/02	118.3	x	5.8	x	7.4	x	17.1	x	3.5	x
Enterprise Value/2002 Revenue	88.2	x	5.1	x	6.3	x	15.2	x	2.4	x
Enterprise Value/2003 Revenue	12.9	x	3.7	x	4.5	x	10.4	x	1.6	x
P/ E Ratio Calendar 2002	NM		43.5	x	45.1	x	68.5	x	25.1	x
P/ E Ratio Calendar 2003	141.3	x	25.8	x	66.2	x	266.4	x	16.7	x

(1)	Angiotech financial data based on internal Angiotech management estimates provided on September 26, 2002.

      This analysis shows that, on a company value to revenue basis as well as on a price-to-earnings basis, Angiotech common stock is more highly valued compared to comparable public company valuations.

     Angiotech Discounted Cash Flow Analysis

      U.S. Bancorp Piper Jaffray performed a discounted cash flow analysis for Angiotech in which it calculated the present value of the projected future cash flows of Angiotech using internal financial planning data prepared by Angiotech management and Wall Street estimates provided to U.S. Bancorp Piper Jaffray by Angiotech management. U.S. Bancorp Piper Jaffray estimated a range of theoretical values for Angiotech based on the net present value of its implied annual cash flows and a terminal value for Angiotech in 2006 calculated based upon a multiple of operating income. U.S. Bancorp Piper Jaffray applied a range of discount rates of 25% to 35% and a range of terminal value multiples of 10.0x to 14.0x of forecasted 2006 EBIT. This range of values was then compared to the consideration being offered in the merger. This analysis yielded the following results:

Per Share Equity Value of Angiotech
Low	$45.41
Mid	59.22
High	76.14

Aggregate Equity Value of Angiotech	(in thousands)

Low	$742,151
Mid	974,011
High	1,271,078

      The analysis above shows that the mid-point of the discounted cash flow is above the per share price of Angiotech common stock as of the date of this proxy statement/prospectus.

      In reaching its conclusion as to the fairness of the proposed exchange ratio and in its presentation to Cohesion’s board of directors, U.S. Bancorp Piper Jaffray did not rely on any single analysis or factor described above, assign relative weights to the analyses or factors considered by it, or make any conclusion as to how the results of any given analysis, taken alone, supported its opinion. The preparation of a fairness opinion is a complex process and not necessarily susceptible to partial analysis or summary description. U.S. Bancorp Piper Jaffray believes that its analyses must be considered as a whole and that selection of portions of its analyses and of the factors considered by it, without considering all of the factors and analyses, would create a misleading view of the processes underlying the opinion.

      The analyses of U.S. Bancorp Piper Jaffray are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by the analyses. Analyses relating to the value of companies do not purport to be appraisals or valuations or necessarily reflect the price at which companies may actually be sold. No company or transaction used in any analysis for purposes of comparison is identical to Cohesion, Angiotech or the proposed merger. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies to which Cohesion and Angiotech were compared and other factors that could affect the public trading value of the companies. The estimates contained in the analyses of U.S. Bancorp Piper Jaffray and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. Accordingly, the analyses and estimates of U.S. Bancorp Piper Jaffray are inherently subject to substantial uncertainty.

      For purposes of its opinion, U.S. Bancorp Piper Jaffray relied upon and assumed the accuracy, completeness and fairness of the financial statements and other information provided to it by Cohesion and Angiotech and otherwise made available to it and did not assume responsibility for the independent verification of that information. Information prepared for financial planning purposes was not prepared with the expectation of public disclosure. U.S. Bancorp Piper Jaffray relied upon the assurances of the management of Cohesion and Angiotech that the information provided to it by Cohesion and Angiotech was prepared on a reasonable basis, that the financial planning data and other business outlook information reflects the best currently available estimates of management, and that management was not aware of any information or facts that would make the information provided to U.S. Bancorp Piper Jaffray incomplete or misleading.

      For purposes of its opinion, U.S. Bancorp Piper Jaffray assumed that the merger will be completed in accordance with the terms set forth in the merger agreement, with full satisfaction of all covenants and without amendment or waiver of any conditions to the obligations of Angiotech or Cohesion. In addition, U.S. Bancorp Piper Jaffray understood that the merger will be non-taxable for United States federal and state income tax purposes to the holders of Cohesion common stock and that Cohesion will not recognize material income, gain or loss for United States federal or other income tax purposes as a result of the proposed merger. U.S. Bancorp Piper Jaffray also assumed that, in the course of obtaining the necessary regulatory or third-party approvals and consents for the merger transaction, no restriction, delay, limitation or condition, including any divestiture requirements, will be imposed that would have a material adverse effect on the contemplated benefits of the transaction.

      In arriving at its opinion, U.S. Bancorp Piper Jaffray did not perform any appraisals or valuations of any specified assets or liabilities of Cohesion or Angiotech, and was not furnished with any such appraisals or valuations. U.S. Bancorp Piper Jaffray analyzed Cohesion as a going concern and accordingly expressed no opinion as to the liquidation value of any entity. U.S. Bancorp Piper Jaffray expressed no opinion as to the price at which shares of Cohesion or Angiotech common stock have traded or at which the shares of Cohesion, Angiotech or the combined company may trade at any future time, or the effect changes in the Angiotech stock price may have on the fairness of the exchange ratio provided for in the merger agreement. The opinion is based on information available to U.S. Bancorp Piper Jaffray and the facts and circumstances as they existed and were subject to evaluation on the date of the opinion. Events occurring after that date could materially affect the assumptions used in preparing the opinion. U.S. Bancorp Piper Jaffray has not undertaken to and is not obligated to affirm or revise its opinion or otherwise comment on any events occurring after the date it was given.

      U.S. Bancorp Piper Jaffray, as a customary part of its investment banking business, evaluates businesses and their securities in connection with mergers and acquisitions, underwritings and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. Cohesion’s board of directors selected U.S. Bancorp Piper Jaffray because of its expertise, reputation and familiarity with the healthcare services industry in general and with Cohesion in particular. In the ordinary course of its business, U.S. Bancorp Piper Jaffray and its affiliates may actively trade securities of Cohesion or Angiotech for their own accounts or the accounts of their customers and, accordingly, may at any time hold a long or short position in those securities. U.S. Bancorp Piper Jaffray in the past has provided services to Angiotech unrelated to the proposed merger, for which services U.S. Bancorp Piper Jaffray has received compensation. U.S. Bancorp Piper Jaffray also provides analyst coverage for Angiotech.

      Under the terms of the engagement letter dated April 26, 2002, Cohesion has agreed to pay U.S. Bancorp Piper Jaffray a fee equal to 2% of the aggregate consideration paid to Cohesion or its stockholders in connection with the merger for its financial advisory services rendered in connection with the merger transaction, and the minimum fee payable is $600,000. Cohesion has agreed to pay U.S. Bancorp Piper Jaffray $600,000 for rendering its opinion, which will be credited against payment of the fee for financial advisory services. Whether or not the merger is completed, Cohesion has agreed to pay all reasonable out-of-pocket expenses of U.S. Bancorp Piper Jaffray and to indemnify U.S. Bancorp Piper Jaffray against specified liabilities incurred. These liabilities include liabilities under the United States federal securities laws in connection with the engagement of U.S. Bancorp Piper Jaffray by Cohesion.

Interests of Cohesion’s Directors and Officers in the Merger

      Members of Cohesion’s board of directors and management have interests in the merger that are different from, or are in addition to, your interests as a stockholder. These interests include:

•	options to purchase shares of shares of Cohesion common stock, all of which will accelerate and become fully vested and exercisable prior to the effective time of the merger and will be assumed by Angiotech, becoming options to acquire shares of Angiotech common stock, as adjusted for the fraction of a share of Angiotech common stock exchanged for each outstanding share of Cohesion common stock upon completion of the merger;

•	Angiotech will continue specified indemnification arrangements and maintain directors’ and officers’ liability insurance for current and former directors and officers of Cohesion for a period of six years from effective time of the merger;

•	severance arrangements that provide for the payment of six months’ to 24 months’ salary to some members of Cohesion’s management upon the termination or constructive termination of their employment with Cohesion in connection with the merger; and

•	possible employment with Angiotech following completion of the merger.

      As a result, these officers and directors of Cohesion could be more likely to recommend the adoption of the merger agreement by Cohesion stockholders than if they did not have these interests. Cohesion’s board of directors was aware of these arrangements during its deliberation on the merger and in determining to recommend to Cohesion stockholders that they vote for the proposal to adopt the merger agreement.

Completion and Effectiveness of the Merger

      The merger will be completed when all of the conditions to completion of the merger are satisfied or waived, including adoption of the merger agreement by Cohesion stockholders. Both Angiotech and Cohesion anticipate that they will satisfy all conditions to the merger at or prior to completion of the merger. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or such later time as Angiotech, Chardonnay Acquisition Corp., a newly-formed Delaware corporation and wholly-owned subsidiary of Angiotech referred to herein as Merger Sub, and Cohesion may agree upon and set forth in the certificate of merger.

Structure of the Merger and Conversion of Cohesion Common Stock

      Under the terms of the merger agreement, Merger Sub will be merged with and into Cohesion. As a result of the merger, the separate corporate existence of Merger Sub will cease and Cohesion will survive the merger as a wholly-owned subsidiary of Angiotech.

      Upon completion of the merger, each outstanding share of Cohesion common stock, other than shares held by Angiotech, Merger Sub or any subsidiary of Angiotech or Cohesion, will be automatically converted into the right to receive approximately US $4.05 worth of Angiotech common stock, subject to the collar mechanism described below. The fraction of a share of Angiotech common stock that will be issued for each issued and outstanding share of Cohesion common stock, including those shares issued upon the valid exercise of outstanding options and warrants to purchase shares of Cohesion common stock, will depend on the average of the daily low and high selling prices of one share of Angiotech common stock on the Nasdaq National Market during the 20 trading day period ending on the third trading day prior to completion of the merger, which is referred to in this proxy statement/prospectus as the Angiotech reference price. If the Angiotech reference price is from US $34.00 to US $46.00 per share, each share of Cohesion common stock will convert into the right to receive that fraction of a share of Angiotech common stock equal to the fraction obtained by dividing US $4.05 by the Angiotech reference price. If the Angiotech reference price is above US $46.00 per share, each share of Cohesion common stock will convert into the right to receive 0.0880 of a share of Angiotech common stock. If the Angiotech reference price is below US $34.00 per share, each share of Cohesion common stock will convert into the right to receive 0.1191 of a share of Angiotech common stock. The number of shares of Angiotech common stock issuable upon completion of the merger will be proportionately adjusted for any stock split, reverse stock split, stock dividend or similar event with respect to shares of Angiotech common stock or Cohesion common stock effected between the date of the merger agreement and the completion of the merger.

      No fractional shares will be issued in connection with the merger. Instead of a fractional share of Angiotech common stock, each Cohesion stockholder will be entitled to receive from Angiotech an amount of cash (rounded down to the nearest whole cent) equal to the product of (i) such fraction and (ii) the closing price of Angiotech common stock on the Nasdaq National Market on the last trading day prior to completion of the merger.

Exchange of Cohesion Stock Certificates for Angiotech Stock Certificates

      When the merger is completed, Angiotech’s exchange agent will mail to Cohesion stockholders a letter of transmittal and instructions for use in surrendering Cohesion stock certificates in exchange for Angiotech stock certificates. When a Cohesion stockholder delivers Cohesion stock certificates to the exchange agent along with an executed letter of transmittal and any other required documents, the Cohesion stock certificates will be canceled and the Cohesion stockholder will receive Angiotech common stock certificates representing the number of full shares of Angiotech common stock to which the stockholder is entitled under the merger agreement. Cohesion stockholders will receive payment of cash in lieu of any fractional shares of Angiotech common stock.

Treatment of Cohesion Stock Options and Warrants

      As of the record date, Cohesion had outstanding options to purchase approximately 2.6 million shares of Cohesion common stock under Cohesion’s stock option plans. No less than 30 days prior to the effective time of the merger, all outstanding options to purchase shares of Cohesion common stock, whether or not then fully vested or exercisable, other than purchase rights under Cohesion’s employee stock purchase plan, will become fully vested and exercisable on a conditional basis. Upon completion of the merger, each Cohesion stock option that is outstanding and unexercised upon the merger will be assumed by Angiotech and will represent an option to purchase that fraction of a share of Angiotech common stock determined by multiplying the number of shares of Cohesion common stock subject to such option immediately prior to the effective time of the merger by the fraction of a share of Angiotech common stock issuable for each issued and outstanding share of Cohesion common stock at the effective time of the merger, rounded down to the nearest whole share. The per share exercise price under each such Cohesion stock option will be adjusted by dividing the per share exercise price under the Cohesion stock option by the exchange ratio, rounded up to the nearest whole cent.

      As of the record date, Cohesion had outstanding warrants to purchase approximately 910,768 shares of Cohesion common stock. Upon completion of the merger, Angiotech will assume each outstanding warrant to purchase shares of Cohesion common stock in accordance with the merger agreement upon the same terms and conditions as under the agreement pursuant to which each warrant was granted, subject to adjustments based on the exchange ratio.

Accounting Treatment of the Merger

      The merger will be accounted for as a “purchase” transaction for accounting and financial reporting purposes, in accordance with Canadian GAAP, which is consistent with US GAAP with respect to accounting for business combinations. After the merger, the results of operations of Cohesion will be included in the consolidated financial statements of Angiotech. The purchase price will be allocated based on the fair values of the assets acquired and the liabilities assumed. Pursuant to Canadian and US GAAP, goodwill is no longer be subject to amortization over its estimated useful life. Rather, goodwill is subject to at least annual assessment for impairment based on a fair value test. Identified intangible assets with finite lives are amortized over those lives. A final determination of the intangible asset values and required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not yet been made. However, for purposes of disclosing unaudited pro forma information in this proxy statement/prospectus, Angiotech has made a preliminary determination of the purchase price allocation, based upon current estimates and assumptions, which is subject to revision upon completion of the merger.

      Completion of the merger will result in total pre-tax costs of approximately US $1.6 million to US $2.0 million, primarily relating to costs associated with combining the businesses of the two companies, including integration and restructuring costs, and the fees of financial advisors, attorneys and accountants. Although we do not believe the merger costs will significantly exceed our estimate, our estimate may not be correct and unanticipated events could occur that would substantially increase the costs of combining the two companies. In any event, costs associated with the merger will negatively affect Angiotech’s results of operations in the period in which the merger is completed. In addition, specified costs consisting primarily of fees and expenses paid to financial advisors, attorneys and accountants will be a component of the purchase price.

Regulatory Filings and Approvals Required to Complete the Merger

      Neither Angiotech nor Cohesion is aware of any material governmental or regulatory approval required for completion of the merger, other than the effectiveness of the registration statement of which this proxy statement/prospectus is a part, compliance with applicable corporate law of the State of Delaware and compliance with applicable Canadian regulations.

Listing on the Nasdaq National Market and the Toronto Stock Exchange of Shares of Angiotech Common Stock to be Issued Upon Completion of the Merger

      It is a condition to the completion of the merger that the shares of Angiotech common stock to be issued upon completion of the merger be approved for listing on the Nasdaq National Market and the Toronto Stock Exchange, subject to official notice of issuance.

Delisting and Deregistration of Cohesion Common Stock from the Nasdaq National Market After the Merger

      If the merger is completed, shares of Cohesion common stock will be delisted from the Nasdaq National Market and will be deregistered under the Securities Exchange Act of 1934, as amended.

Material United States Federal Income Tax Consequences of the Merger

      In the opinion of Heller Ehrman White & McAuliffe LLP, counsel to Angiotech, and Latham & Watkins, counsel to Cohesion, and subject to the qualifications expressed herein, the following discussion, to the extent it describes matters of law and legal conclusions, sets forth, under the law in effect as of the date of this proxy statement/prospectus, the material U.S. federal income tax consequences of the merger to holders of Cohesion common stock. This discussion is based upon the Internal Revenue Code and other laws, regulations, rulings and decisions in effect as of the date of this proxy statement/ prospectus, all of which are subject to change, possibly with retroactive effect. This discussion addresses only those U.S. Holders, as defined below, of shares of Cohesion common stock who hold their shares of Cohesion common stock as a capital asset, and does not address all of the U.S. federal income tax consequences that may be relevant to particular stockholders in light of their individual circumstances or to stockholders who are subject to special rules, including:

•	financial institutions;

•	insurance companies;

•	non-U.S. Holders;

•	tax-exempt entities;

•	dealers in securities;

•	persons who are subject to the alternative minimum tax provisions of the Internal Revenue Code;

•	persons who hold shares of Cohesion common stock as a hedge against currency risk, or as part of a constructive sale or conversion transaction;

•	holders whose shares of Cohesion common stock are qualified small business stock for purposes of Sections 1202 and 1045 of the Internal Revenue Code;

•	persons who acquired shares of Cohesion common stock pursuant to the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan;

•	persons who hold 5% or more of the outstanding shares of Cohesion common stock; or

•	persons who hold shares of Cohesion common stock as part of an integrated investment (including a “straddle” or other risk reduction transaction) composed of shares of Cohesion common stock and one or more other positions.

      We do not discuss tax consequences under state, local and foreign laws in this summary, nor do we discuss the tax consequences of any transactions, other than the merger (whether or not a stockholder undertakes those transactions in connection with the merger).

      Neither Angiotech nor Cohesion has requested or intends to request a ruling from the Internal Revenue Service with respect of any of the U.S. federal income tax consequences of the merger. As a result there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described below, or that the conclusions will be upheld by a court if challenged.

      For the purposes of this discussion, the term U.S. Holder means:

•	a citizen or resident of the U.S.;

•	a corporation, partnership or other business entity created or organized under the laws of the U.S. or any of its political subdivisions;

•	a trust that (i) is subject to the supervision of a court within the U.S. and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable United States Treasury Department regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

Exchange of Shares of Cohesion Common Stock for Shares of Angiotech Common Stock

      It is a condition to the closing of the merger that Angiotech have received an opinion from its legal counsel, Heller Ehrman White & McAuliffe LLP, and Cohesion have received an opinion from its legal counsel, Latham & Watkins, in each case dated the date of the effective time of the merger, to the effect that on the basis of the facts, representations and assumptions set forth in such opinion, the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Neither Angiotech nor Cohesion may waive this condition to the merger after Cohesion stockholders have approved the merger unless further stockholder approval is obtained with appropriate disclosure. These opinions will be based on representations contained in representation letters provided by Angiotech and Cohesion substantially in the forms attached to the merger agreement as exhibits, all of which must continue to be true and accurate in all respects as of the effective time of the merger. The opinions will not be binding on the Internal Revenue Service or the courts.

      Assuming that all of the representations contained in the representation letters provided by Angiotech and Cohesion continue to be true and accurate in all respects as of the effective time of the merger and that the merger is treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code:

•	neither Angiotech nor Cohesion will recognize gain or loss in the merger;

•	no gain or loss will be recognized for federal income tax purposes by Cohesion stockholders who exchange their shares of Cohesion common stock for shares of Angiotech common stock pursuant to the merger (except to the extent of cash received instead of a fractional share of Angiotech common stock, as discussed below);

•	each Cohesion stockholder’s aggregate tax basis in the shares of Angiotech common stock that he or she receives upon completion of the merger will be the same as his or her aggregate tax basis in the shares of Cohesion common stock surrendered upon completion of the merger (reduced by any tax basis allocable to fractional shares exchanged for cash); and

•	the holding period of the shares of Angiotech common stock received will include the holding period of the shares of Cohesion common stock surrendered.

Cash Received Instead of Fractional Shares

      The payment of cash to a Cohesion stockholder instead of a fractional share of Angiotech common stock generally will result in the recognition of capital gain or loss measured by the difference between the amount of cash received and the portion of the tax basis of the Cohesion common stock allocable to that fractional share interest. In the case of an individual, capital gains are generally subject to U.S. federal income tax at the reduced rates applicable to long-term capital gains if such individual has held his or her shares of Cohesion common stock for more than one year at the effective time of the merger, and at ordinary income rates (as a short-term capital gain) if the individual has held his or her Cohesion common stock for one year or less at the effective time of the merger.

Reporting Requirements

      Each Cohesion stockholder that receives shares of Angiotech common stock pursuant to the merger will be required to file a statement with his or her federal income tax return setting forth his or her basis in the shares of Cohesion common stock surrendered and the fair market value of the shares of Angiotech common stock and cash received pursuant to the merger, and to retain permanent records of these facts relating to the merger.

     Backup Withholding

      Unless an exemption applies, a Cohesion stockholder may be subject to backup withholding on any cash payment in lieu of fractional shares made to a Cohesion stockholder unless that stockholder:

•	furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal that will be mailed to Cohesion stockholders shortly after completion of the merger; or

•	is otherwise exempt from backup withholding.

      This discussion does not deal with tax consequences that may vary with or are contingent on individual circumstances. Moreover, it does not address any non-income tax consequences, nor any non-U.S. or any state or local tax consequences of the merger. The discussion does not address the tax consequences of any transaction other than the merger, and does not bind the Internal Revenue Service. Accordingly, holders of shares of Cohesion common stock are urged to consult their tax advisors as to the specific tax consequences to them of the merger, including the applicability and effect of federal, state, local and foreign income and other tax laws to their particular circumstances.

Material Canadian and United States Federal Income Tax Considerations of Owning and Disposing of Angiotech Shares

      The following is a discussion of the material Canadian and United States federal income tax consequences to a U.S. Resident, as defined below, of the ownership and disposition of shares of Angiotech common stock that will be acquired by Cohesion stockholders upon completion of the merger. This discussion is based on existing Canadian and United States tax law, including Income Tax Act (Canada), or the Tax Act, the United States Internal Revenue Code, regulations, administrative rulings, court cases, and the income tax treaty between Canada and the United States as of the date of this proxy statement/prospectus, all of which are subject to change, including retroactively. This discussion does not address tax consequences to persons subject to special rules, including those listed under “Material United States Federal Income Tax Consequences of the Merger,” on page 55, and persons who hold, directly, indirectly or by attribution through related parties, 10% or more of the value or voting power of Angiotech stock. It does not address United States state or local taxes, Canadian territorial, provincial or local taxes, or the taxes of any other jurisdiction. This discussion is not exhaustive of all potential Canadian or United States tax consequences to a U.S. Resident and does not take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action.

      Tax matters are very complicated, and the Canadian and United States federal income tax consequences of the ownership and disposition of shares of Angiotech common stock will depend on the facts of your own situation. You are encouraged to consult your own tax advisor for a full understanding of the tax consequences of the ownership and disposition of the shares of Angiotech common stock.

      As used in this discussion, the term U.S. Resident means a holder of shares of Angiotech common stock who:

•	for the purposes of the Tax Act, (i) is not, has not been and will not be or be deemed to be, resident in Canada at any time while he or she holds or held shares of Angiotech common stock (or other property for which shares of Angiotech common stock were substituted in a tax deferred transaction), (ii) deals at arm’s length with Angiotech, (iii) holds the shares of Angiotech common stock as a capital property, and (iv) in respect of whom the shares of Angiotech common stock are not “designated insurance property”; and

•	for the purposes of the Canada — United States Income Tax Convention, (i) is at all relevant times a resident of the U.S., subject to U.S. tax on his, her, or its worldwide income on the basis of citizenship, residence, or place of incorporation or formation, (ii) who is otherwise resident in the United States for purposes of the Canada — United States Income Tax Convention, and (iii) does not use or hold (and has never used or held) the shares of Angiotech common stock in carrying on a business through a permanent establishment in Canada or in connection with a fixed base in

Canada which is available to such individual or corporation for the purpose of performing independent personal services.

     Taxation of Dividends

      Amounts paid or credited or deemed to be paid or credited as dividends on shares of Angiotech common stock beneficially owned by a U.S. Resident generally will be subject to Canadian non-resident withholding tax. Under the Canada — United States Income Tax Convention, the rate of withholding tax applicable to dividends paid to a U.S. Resident is generally 15%. The gross amount of the dividend (including the amount of the withholding taxes as well as the cash actually paid to the U.S. Resident) would be taxable as ordinary income to the U.S. Resident for U.S. federal income tax purposes to the extent paid out of Angiotech’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, and the dividend would not qualify for the corporate dividends-received deduction. Subject to the limitations of U.S. federal income tax law, the withholding taxes may be able to be claimed as a deduction from taxable income or as a credit against U.S. federal income taxes payable by a U.S. Resident. The amount of a dividend paid in Canadian dollars is calculated by reference to the currency exchange rate in effect on the date the dividends are received or treated as received by the holder. If dividends paid in Canadian dollars are converted into U.S. dollars on the date received or treated as received, U.S. Residents generally should not be required to recognize foreign currency gain or loss in respect of the dividend. Distributions by Angiotech in excess of its current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated for U.S. federal income tax purposes as first reducing the U.S. Resident’s basis in its Angiotech common stock (to the extent of that basis) and thereafter would be taxable as described in the final paragraph of this discussion.

     Taxation of Capital Gains

      Canada generally imposes a capital gains tax on the disposition of shares of stock, including on the death of an individual holder of shares of stock in a Canadian company. However, under the Tax Act, a U.S. Resident will generally not be subject to Canadian federal income tax in respect of any capital gain, or entitled to deduct any capital loss, realized on the disposition or deemed disposition of shares of Angiotech common stock, unless at the time of such disposition, the shares constitute “taxable Canadian property” of the U.S. Resident for the purposes of the Tax Act and the U.S. Resident is not entitled to relief under the Convention. If shares of Angiotech common stock are listed on a prescribed stock exchange (which includes the Toronto Stock Exchange and the Nasdaq National Market) at the time the shares are disposed of, they will generally not constitute “taxable Canadian property” of a U.S. Resident at the time of disposition unless, at any time within the 60-month period immediately preceding the disposition, the U.S. Resident, persons with whom the U.S. Resident did not deal at arm’s length or the U.S. Resident together with such persons, have owned, had an interest in, or an option in respect of, 25% or more of the issued shares of any class or series of shares of Angiotech common stock. Shares of Angiotech common stock are presently listed on the Toronto Stock Exchange and the Nasdaq National Market and Angiotech has no present intention to discontinue these listings. Even if the shares of Angiotech common stock are taxable Canadian property to a U.S. Resident, under the Convention any capital gain realized on a disposition or deemed disposition of such shares will generally not be subject to Canadian federal income tax unless the value of the shares at the time of the disposition or deemed disposition is derived principally from “real property situated in Canada” within the meaning of the Convention. Angiotech does not expect that the value of its shares should be treated as derived principally from “real property situated in Canada.”

      Upon a sale or other disposition of shares of Angiotech common stock, a U.S. Resident will generally recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and the U.S. Resident’s tax basis in the shares. In the case of an individual, capital gains are generally subject to U.S. federal income tax at the reduced rates applicable to long-term capital gains if the holding period of his or her shares of Angiotech common stock exceeds one year, and at ordinary income rates (as a short-term capital gain) if the holding period is one year or less.

THE MERGER AGREEMENT

      The following is a summary of the material provisions of the merger agreement attached as Annex A to this proxy statement/ prospectus. This description is not complete, and you are urged to read the full text of the merger agreement. In addition, important information about the merger agreement and the merger is provided in the previous section titled “The Merger” on page 35.

Effective Time of the Merger and Effect of the Merger

      The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed to in writing by Merger Sub and Cohesion and specified in the certificate of merger. Such time is referred to as the effective time of the merger. The closing of the merger will occur at the offices of Cohesion’s outside legal counsel on a date to be specified by the parties, which will be no later than the third business day after the satisfaction or waiver of the conditions to the merger unless the parties agree otherwise. That date is referred to as the closing date of the merger. The certificate of merger will be filed on the closing date. The closing and the effective time of the merger are anticipated to occur during or prior to the first quarter of 2003.

      At the effective time of the merger, Merger Sub will be merged with and into Cohesion and the separate corporate existence of Merger Sub will cease. Cohesion will be the surviving corporation and a wholly-owned subsidiary of Angiotech. Cohesion, as the surviving corporation after the merger, is sometimes referred to in this proxy statement/ prospectus as the surviving corporation.

The Merger Consideration and Treatment of Shares of Cohesion Stock

      Upon completion of the merger, each outstanding share of Cohesion common stock issued and outstanding immediately prior to the merger, other than shares held by Angiotech, Merger Sub, any subsidiary of Angiotech or Cohesion, will be automatically converted into the right to receive approximately US $4.05 worth of Angiotech common stock, subject to the collar mechanism described below.

      The fraction of a share of Angiotech common stock that will be issued for each issued and outstanding share of Cohesion common stock, including those shares issued upon the valid exercise of outstanding options and outstanding warrants to purchase shares of Cohesion common stock, will depend on the average of the daily low and high selling prices of one share of Angiotech common stock on the Nasdaq National Market during the 20 trading day period ending on the third trading day prior to the effective time of the merger, which is described in this proxy statement/prospectus as the Angiotech reference price. If the Angiotech reference price is from US $34.00 to US $46.00 per share, each share of Cohesion common stock will convert into the right to receive that fraction of a share of Angiotech common stock equal to the fraction obtained by dividing US $4.05 by the Angiotech reference price. If the Angiotech reference price is above US $46.00 per share, each share of Cohesion common stock will convert into the right to receive 0.0880 of a share of Angiotech common stock. If the Angiotech reference price is below US $34.00 per share, each share of Cohesion common stock will convert into the right to receive 0.1191 of a share of Angiotech common stock.

      The number of shares of Angiotech common stock issuable in the merger will be proportionately adjusted for any stock split, reverse stock split, stock dividend or similar event with respect to shares of Angiotech common stock or Cohesion common stock effected between the date of the merger agreement and the effective time of the merger.

      No fractional shares will be issued in connection with the merger. Instead of a fractional share of Angiotech common stock, each Cohesion stockholder will be entitled to receive from Angiotech an amount of cash (rounded down to the nearest whole cent) equal to the product of (i) such fraction and (ii) the closing price of a share of Angiotech common stock on the last trading day immediately preceding the effective time of the merger on the Nasdaq National Market as reported in The Wall Street Journal.

      Promptly after completion of the merger, Angiotech’s exchange agent will mail to Cohesion stockholders a letter of transmittal and instructions to be used by that stockholder in surrendering Cohesion stock certificates which represented shares of Cohesion common stock prior to the effective time of the merger. When a Cohesion stockholder delivers Cohesion stock certificates to the exchange agent along with an properly executed letter of transmittal and any other required documents, the Cohesion stockholder will receive Angiotech stock certificates representing the number of whole shares of Angiotech common stock to which the stockholder is entitled under the merger agreement. Cohesion stockholders will receive payment in cash in lieu of any fractional shares of Angiotech common stock.

Treatment of Cohesion Stock Options and Warrants

      As of the record date, Cohesion had outstanding options and warrants to purchase approximately 3.5 million shares of Cohesion common stock under existing option and warrant agreements and Cohesion’s stock option plans. Prior to the effective time of the merger, each issued and outstanding option to purchase shares of Cohesion common stock will accelerate and become fully vested and exercisable. Upon the effective time of the merger, Angiotech will assume all options and warrants to purchase Cohesion common stock then outstanding under Cohesion option and warrant agreements and Cohesion stock option plans.

      Each option that is outstanding and unexercised at the effective time of the merger will accelerate and become immediately exercisable prior to the effective time of the merger and will be assumed by Angiotech and will represent the right to purchase that number of shares of Angiotech common stock equal to the fraction of a share of Angiotech common stock issuable for each share of Cohesion common stock at the effective time of the merger multiplied by the number of shares of Cohesion stock covered by the option immediately before the effective time of the merger (rounded down to the nearest whole share). The exercise price per share of Angiotech common stock subject to each option will equal its pre-conversion price per share of Cohesion common stock subject to such option divided by the exchange ratio. In the event the aggregate exercise price results in the payment of a fraction of a cent at the time of exercise, the aggregate exercise price will be rounded up to the nearest whole cent. Within five business days after the effective time of the merger, Angiotech will file a registration statement on Form S-8 with the Securities and Exchange Commission to register shares of Angiotech common stock issuable upon exercise of the Cohesion stock options it assumes in the merger.

Cohesion’s Employee Stock Purchase Plan

      Cohesion amended its employee stock purchase plan to provide that, as of the effective time of the merger, no additional purchase rights will be issued and all outstanding purchase rights will terminate on the date immediately prior to the date of the effective time of the merger. Each outstanding purchase right to purchase Cohesion common stock under its employee stock purchase plan must be exercised on the date immediately prior to the date of the effective time of the merger. All purchase rights issued under Cohesion’s employee stock purchase plan will terminate and will no longer be exercisable as of the date of the effective time of the merger.

Employee Benefit Matters

      Angiotech will provide employees of Cohesion, who continue as employees of Angiotech following the effective time of the merger, substantially the same welfare and other employee benefits for a period of at least 12 months after the effective time of the merger. Angiotech will recognize, from and after the effective time of the merger, each continuing employee’s service with Cohesion for purposes of determining eligibility to participate in and vesting, and, eligibility to commence participation in retirement plans, under such Angiotech plans, if applicable. Compensation provided to continuing employees following the effective time of the merger will be determined in the sole discretion of Angiotech; provided, however, that Angiotech will cause the surviving corporation to maintain the severance and separation policies of Cohesion in effect prior to the merger for a period of one year following the effective time of the merger. The calculation of these severance and separation benefits will be based on the level of compensation and benefits in effect immediately prior to the effective time of the merger. Angiotech will waive any pre-existing condition exclusions or limitations under its applicable health plans, except to the extent an insurance company withholds any required permission, and any deductibles or co-payments applicable to these plans will be reduced by any amounts paid by continuing employees (or to their dependents) to any of these plans for the plan year in which the effective time of the merger occurs.

Representations and Warranties

      The merger agreement contains customary representations and warranties relating to, among other things, the following:

•	corporate organization and similar corporate matters of Angiotech, Merger Sub and Cohesion;

•	authorization, execution, delivery, performance and enforceability of, and required consents, approvals, orders and authorizations of governmental authorities relating to, the merger agreement and related matters of Angiotech and Cohesion;

•	approval by Cohesion’s board of directors of the merger agreement and compliance with Delaware corporate law;

•	receipt of a fairness opinion by Cohesion from its financial advisor;

•	capital structure of Angiotech and Cohesion;

•	accuracy of the information to be provided by both Angiotech and Cohesion in this proxy statement/prospectus filed in connection with the merger;

•	documents filed by Angiotech and Cohesion with the Securities and Exchange Commission and the accuracy of the information contained in those documents;

•	financial statements and corporate records of Angiotech and Cohesion;

•	absence of undisclosed liabilities concerning Angiotech and Cohesion;

•	absence of specified material changes or events concerning Angiotech and Cohesion;

•	subsidiaries of Cohesion;

•	Cohesion’s relationship to NeuColl, Inc.;

•	outstanding and pending material litigation of Angiotech and Cohesion;

•	insurance policies maintained by Cohesion;

•	assets and contracts of Cohesion and absence of defaults;

•	labor matters and employment and labor contracts relating to Cohesion;

•	compliance with applicable laws by Angiotech and Cohesion;

•	intellectual property of Angiotech and Cohesion;

•	tax matters of Cohesion;

•	employee benefit plans and other related matters of Cohesion;

•	environmental matters of Angiotech and Cohesion;

•	transactions with related parties of Cohesion;

•	the absence of finders or brokers fees payable by Cohesion, except to U.S. Bancorp Piper Jaffray Inc. and under the waiver agreement between Cohesion and the PIPE Investors;

•	property, equipment and leasehold matters of Cohesion;

•	Cohesion’s rights plan; and

•	Angiotech’s ownership of Merger Sub and the absence of any prior activities by Merger Sub.

Conduct of Business by Cohesion Before Completion of the Merger

      Except as contemplated or required by the merger agreement or as expressly consented to in writing by Angiotech (which consent may not be unreasonably withheld) until the earlier of the termination of the merger agreement or the completion of the merger, Cohesion will:

•	conduct its operations according to its ordinary and usual course of business and consistent with past practice;

•	use commercially reasonable efforts to preserve intact its business organization, to keep available the services of its officers and employees in each business function and to maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with it; and

•	not take any action which would adversely affect its ability to consummate the merger or the other transactions contemplated by the merger agreement.

      Except as may be provided for in the merger agreement, until the earlier of termination of the merger agreement or completion of the merger, Cohesion will not, directly or indirectly, do or propose to do any of the following:

•	acquire any shares of Cohesion, or declare or pay any dividend or make a distribution in respect of its shares, except in accordance with agreements or policies existing on the date of the merger agreement, or entered into after the execution of the merger agreement in the ordinary course of business;

•	create or incur any indebtedness other than in the ordinary course of business;

•	become responsible for the obligations of any other person or make any loans or advances to employees except in the ordinary course of business; provided, however, that Cohesion is permitted to incur up to US $3.0 million of indebtedness on commercially reasonable terms, to the extent required for working capital;

•	institute any change in accounting methods, principles or practices other than as required by generally accepted accounting principles in the U.S. or the rules and regulations promulgated by the Securities and Exchange Commission;

•	revalue any assets;

•	increase the compensation of any of its directors, officers or, except under specified circumstances, a non-officer employee;

•	grant any severance or termination pay to any person;

•	except under specified circumstances, enter into any oral or written employment, consulting, indemnification or severance agreement with any person;

•	other than as required by law or the specified terms of Cohesion’s employee benefit plans, adopt, become obligated under or amend any employee benefit plan, program or arrangement;

•	reprice any stock option granted under Cohesion’s stock option plans;

•	sell, transfer, lease, license, encumber or otherwise dispose of, any property or assets that are material to the business of Cohesion, except in the ordinary course of business;

•	except as required by the merger agreement, adopt any amendment to the certificate of incorporation or bylaws of Cohesion;

•	effect any split or similar transaction of any capital stock of Cohesion;

•	become party to any merger or similar transaction;

•	make any individual capital expenditure except as provided in the merger agreement;

•	pay, discharge or satisfy any material claims, liabilities or obligations other than in the ordinary course of business and consistent with past practice;

•	enter into any hedging, option, derivative or other similar transaction or any foreign exchange position or contract for the exchange of currency other than in the ordinary course of business;

•	waive, release, assign, settle or compromise any material claim or litigation, or commence a lawsuit other than in the ordinary course of business;

•	suspend, terminate or discontinue any planned or ongoing material research and development activities, programs, clinical trials or similar activities; or

•	authorize or enter into any agreement with any other person with respect to any plan of liquidation or dissolution, any acquisition or disposition of a material amount of assets or securities or any partnership, association, joint venture, joint development, technology transfer or other material business alliance.

No Solicitation of Other Transactions by Cohesion

      The merger agreement provides that Cohesion will not through any representatives or otherwise:

•	solicit any acquisition proposal (as described below);

•	participate or engage in any discussions or negotiations with another party that may reasonably be expected to lead to any acquisition proposal;

•	approve, endorse or recommend any acquisition proposal; or

•	enter into any letter of intent or similar document that contemplates or relates to any acquisition transaction (as described below);

provided, however, that Cohesion may furnish nonpublic information to, or participate in discussions with, any person that has made an unsolicited acquisition proposal if Cohesion’s board of directors determines in good faith, after receiving advice from its financial advisor, that the acquisition proposal is reasonably likely to result in a superior offer (as described in the merger agreement). Should Cohesion determine to furnish any nonpublic information or enter into discussions or negotiations with another party, Cohesion must inform Angiotech and must not furnish the nonpublic information or enter into discussions or negotiations with that other party until Cohesion furnishes to Angiotech the identity of the other party and the terms of the acquisition proposal. In addition, any nonpublic information furnished to another party that has made an unsolicited acquisition proposal is subject to provisions at least as favorable to Cohesion as the confidentiality agreement dated January 7, 2002 between Angiotech and Cohesion.

      The merger agreement describes an acquisition proposal as any offer or proposal (other than an offer or proposal by Angiotech) relating to any acquisition transaction.

      The merger agreement describes an acquisition transaction as any transaction or series of related transactions involving: (i) any purchase from Cohesion or acquisition by any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 30% interest in the total outstanding voting securities of Cohesion or any tender offer or exchange offer that, if consummated, would result in any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 30% or more of the total outstanding voting securities of Cohesion or any merger, consolidation, business combination or similar transaction involving Cohesion; (ii) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 30% of the assets of Cohesion; or (iii) any liquidation or dissolution of Cohesion.

      In addition to these obligations of Cohesion, Cohesion must promptly advise Angiotech of any acquisition proposal or request for nonpublic information or inquiry which Cohesion reasonably believes would lead to an acquisition proposal or to any acquisition transaction, the material terms and conditions of such acquisition proposal, request or inquiry, and the identity of the person or group making any such acquisition proposal, request or inquiry. Cohesion must keep Angiotech informed as promptly as practicable in all material respects of the status of any acquisition proposal, request or inquiry.

Conditions to Completion of the Merger

      The obligations of Cohesion and Angiotech to effect the merger are subject to the fulfillment or waiver, prior to the effective time of the merger of various conditions, including the following:

•	the registration statement covering the issuance of shares of common stock to be issued in connection with the merger, of which this proxy statement/prospectus is a part, must have become effective in accordance with the provisions of the Securities Act and not be subject to any issued or threatened stop order suspending the effectiveness of the registration statement issued by the Securities and Exchange Commission;

•	a majority of the outstanding shares of Cohesion common stock must have voted in favor of the adoption of the merger agreement;

•	shares of the common stock issuable by Angiotech in the merger must have been authorized for listing on the Nasdaq National Market and the Toronto Stock Exchange;

•	all material authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any government entity must have been obtained or filed;

•	each of Angiotech and Cohesion must have received an opinion from their respective legal counsel substantially to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and

•	no governmental agency must have instituted any action or proceeding which remains pending and which is reasonably likely to enjoin or prohibit the completion of the merger.

      The obligations of Cohesion to effect the merger are subject to the fulfillment or waiver of each of the following additional conditions:

•	the representations and warranties of Angiotech and Merger Sub in the merger agreement must be true and correct, in all material respects, as of the effective time of the merger, except (i) for changes specifically permitted by the merger agreement, (ii) that the accuracy of the representations and warranties that by their terms speak as of the date of the merger agreement or some other date will be determined as of that date and (iii) where the failure of those representations and warranties to be true and correct does not have a material adverse effect on Angiotech;

•	Angiotech and Merger Sub must have performed and complied in all material respects with all agreements and obligations required by the merger agreement to be performed or complied with by them on or prior to the effective time of the merger; and

•	Angiotech and Merger Sub must have furnished a certificate or certificates of Angiotech and Merger Sub executed on behalf of one or more of their respective officers to evidence compliance with their obligations.

      The obligations of Angiotech and Merger Sub to effect the merger are subject to the fulfillment or waiver of each of the following additional conditions:

•	the representations and warranties of Cohesion in the merger agreement must be true and correct, in all material respects, as of the effective time of the merger, except (i) for changes specifically permitted by the merger agreement, (ii) that the accuracy of the representations and warranties that by their terms speak as of the date of the merger agreement or some other date will be determined as of such date and (iii) where the failure of these representations and warranties to be true and correct does not have a material adverse effect on Cohesion;

•	Cohesion must have performed and complied in all material respects with all agreements and obligations required by the merger agreement to be performed or complied with by it on or prior to the effective time of the merger;

•	Cohesion must have furnished a certificate of Cohesion executed by one of its officers to evidence compliance with the conditions of these obligations; and

•	any consents, waivers, approvals, notifications, disclosures, filings and registrations required to be made prior to the effective time of the merger must have been obtained or made.

Cohesion Rights Agreement

      Except as expressly required by the merger agreement, Cohesion may not to amend or take any other action with respect to its stockholder rights agreement (including a redemption of the rights issued under such rights agreement) without the prior written consent of Angiotech.

Termination of the Merger Agreement

      The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after the approval of Cohesion stockholders, under the following conditions:

•	by mutual written consent;

•	by either Angiotech or Cohesion if the merger is not completed by March 31, 2003, unless otherwise extended by the mutual consent of Angiotech and Cohesion if the terminating party’s breach of a material term of the merger agreement did not result in the failure of the merger to occur on or before that date;

•	by either Angiotech or Cohesion if (i) a statute, rule, regulation or executive order would prohibit completion of the merger or (ii) a court or other government entity issued a final and nonappealable order or decree or took any other action that would have the effect of prohibiting the merger;

•	by either Angiotech or Cohesion if the required approval of Cohesion stockholders contemplated by the merger agreement is not obtained because of the failure to hold a meeting or obtain the required vote at the meeting of Cohesion stockholders or at any adjournment of that meeting if the failure was not caused by Cohesion and constituted a material breach of the merger agreement by Cohesion;

•	by either party if a Cohesion triggering event (as described below) occurs;

•	by Cohesion if an Angiotech triggering event (as described below) occurs; or

•	by Angiotech or Cohesion, upon an uncured breach by the other party, of its representations, warranties, covenants or agreements described in the merger agreement, or if any of those representations or warranties become untrue, in either case, such that specified closing conditions would not be satisfied at the time of the breach or at the time those representations or warranties have become untrue.

      The merger agreement provides that a Cohesion triggering event will be deemed to have occurred if:

•	Cohesion’s board of directors or any committee of the board of directors withdraws or amends its recommendation in favor of the adoption of the merger agreement, the result of which impacts Angiotech adversely;

•	Cohesion fails to include in the proxy statement the recommendation of its board of directors in favor of the adoption of the merger agreement;

•	Cohesion’s board of directors fails to reaffirm its recommendation in favor of the adoption of the merger agreement within ten business days after a request by Angiotech to do so;

•	Cohesion’s board of directors or any committee of the board of directors approves or recommends any acquisition proposal;

•	a tender or exchange offer relating to Cohesion’s securities is commenced by a person unaffiliated with Angiotech, and Cohesion has not sent its stockholders a statement disclosing that Cohesion recommends rejection of that tender or exchange offer; or

•	Cohesion breaches, in any material respect, certain obligations under the merger agreement, and that breach is not cured within 48 hours of its occurrence.

      The merger agreement provides that an Angiotech triggering event will be deemed to have occurred if:

•	the board of directors of Angiotech withdraws or amends its adoption and approval of the merger agreement, its approval of the merger or the issuance of shares of Angiotech common stock upon completion of the merger, the result of which impacts Cohesion adversely; or

•	Angiotech’s board of directors fails to reaffirm its adoption and approval of the merger agreement, approval of the merger and the issuance of common stock after a request by Cohesion to do so.

Fees, Expenses and Termination Fees

      Expenses. Generally, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses, whether or not the merger is completed. However, Angiotech and Cohesion will share equally all fees and expenses, other than attorneys’ and accountants’ fees and expenses, incurred in connection with the printing and filing of the registration statement and this proxy statement/prospectus with the Securities and Exchange Commission.

      Angiotech Termination Fees. In the event the merger agreement is terminated by Cohesion as a result of an Angiotech triggering event (as described above in the subsection titled “Termination of the Merger Agreement” on page 66), Angiotech will pay Cohesion a fee of US $1.7 million plus expenses reasonably incurred by Cohesion, up to a maximum of US $250,000.

      Cohesion Termination Fees. In the event (i) the merger is not completed by March 31, 2003 and the completion date is not extended by mutual agreement between Angiotech and Cohesion, (ii) Cohesion fails to receive the required approval of its stockholders with respect to the adoption of the merger agreement or (iii) a Cohesion triggering event (as described above in the subsection titled “Termination of the Merger Agreement” on page 66) has occurred, Cohesion will pay Angiotech, subject to certain restrictions, a fee of US $1.7 million plus all expenses reasonably incurred by Angiotech, up to a maximum of US $250,000.

Conduct of Business After Completion of the Merger

      The merger agreement provides that Merger Sub will cease to exist as a corporation upon completion of the merger and will be merged with and into Cohesion, with Cohesion as the surviving corporation. All property, rights, privileges, powers and franchises of Cohesion and Merger Sub will become those of the surviving corporation. All debts, liabilities and duties of Cohesion and Merger Sub will become the debts, liabilities and duties of the surviving corporation, and the surviving corporation will be a wholly-owned subsidiary of Angiotech.

      The merger agreement provides that, the certificate of incorporation of Cohesion will be amended to read in its entirety as the certificate of incorporation of Merger Sub in effect immediately prior to the effective time of the merger (except that the surviving corporation will adopt Cohesion Technologies, Inc. as its name). The directors and officers of Merger Sub at the effective time of the merger will become the initial directors and officers of the surviving corporation. Angiotech’s board of directors and its executive officers will not change as a result of the completion of the merger.

Amendment of the Merger Agreement

      Subject to applicable law, Angiotech, Merger Sub and Cohesion may together amend the merger agreement in writing at any time prior to completion of the merger. However, after adoption of the merger agreement by Cohesion’s stockholders, the merger agreement cannot be amended to change the amount or form of consideration to be received in the merger.

      At any time prior to the completion of the merger, any of Angiotech, Merger Sub or Cohesion may waive compliance with any of the agreements or conditions in the merger agreement. Any waiver will be valid if in writing by the party or parties granting the waiver.

      The merger agreement is binding upon and only benefits the parties to the merger agreement, and, except as expressly provided for in the merger agreement, nothing in the merger agreement gives any other person any right, benefit, remedy or obligation.

AGREEMENTS RELATED TO THE MERGER

Cohesion Voting Agreements

      All of the directors of Cohesion, who collectively held approximately 3.0% of the shares of Cohesion common stock outstanding on the record date, have entered into a voting agreement with Angiotech and granted it an irrevocable proxy. The form of Cohesion voting agreement is attached as Annex B to this proxy statement/ prospectus and is incorporated into this proxy statement/prospectus by reference. These directors, in their capacities as stockholders, have agreed to vote all of their shares of Cohesion common stock in favor of the adoption of the merger agreement.

Cohesion Affiliate Agreements

      The terms of Cohesion’s affiliate agreements executed by each director and executive officer of Cohesion provide that shares of Angiotech common stock received by those individuals may only be resold by them in transactions permitted by the resale provisions of Rule 145 of the Securities Act or as otherwise permitted under the Securities Act. The resale limitations imposed by Rule 145 continue for a period of one year after completion of the merger. Individuals who may be deemed to be affiliates of Cohesion or Angiotech generally include those individuals or entities that control, are controlled by, or are under common control with, that party and may include some officers and directors of that party as well as principal stockholders of that party.

DESCRIPTION OF ANGIOTECH CAPITAL STOCK

      Angiotech’s authorized capital stock consists of 250,000,000 shares divided into 200,000,000 shares of common stock, no par value, of which 15,731,867 were issued and outstanding as of September 30, 2002, and 50,000,000 Class I Preference shares, no par value, issuable in series, of which none is issued and outstanding. Angiotech’s board of directors is authorized to determine the rights and restrictions of the Class I Preference shares when issued.

      Holders of Angiotech common stock are entitled to receive notice of any meeting of shareholders and to attend and vote at those meetings, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote. Each share of common stock entitles its holder to one vote. Subject to the rights of the holders of Class I Preference shares, the holders of common stock are entitled to receive, on a proportionate basis, dividends that the board of directors may declare out of funds legally available for distribution. In the event of the dissolution, liquidation, winding up or other distribution of Angiotech’s assets, the holders of common stock are entitled to receive, on a proportionate basis, all of Angiotech’s assets remaining after payment of all of Angiotech’s liabilities, subject to the rights of holders Class I Preference shares.

      The shares of common stock carry no pre-emptive or conversion rights other than rights granted to holders of shares of common stock under the Shareholders Rights Plan ratified by the shareholders on March 5, 2002. The Shareholder Rights Plan was adopted to encourage the fair treatment of Angiotech’s shareholders in connection with any take over offer for the outstanding shares of Angiotech common stock. The Shareholder Rights Plan provides Angiotech’s board of directors and shareholders with 60 days (which is longer than provided by applicable laws) to fully consider any unsolicited take-over bid without undue pressure, to allow Angiotech’s board of directors, if appropriate, to consider other alternatives to maximize shareholder value and to allow additional time for competing proposals to emerge. If a bid is made to all shareholders, which is held open for at least 60 days and is accepted by shareholders holding more than 50% of shares of common stock, or is otherwise permitted by Angiotech’s board of directors, then the Shareholder Rights Plan will not affect the rights of shareholders. Otherwise, all shareholders, except the parties making a take over bid, will be able to acquire a number of additional shares of common stock equal to 100% of their existing outstanding holdings at half the market price. Therefore, any party making a take over bid not permitted by the Shareholder Rights Plan could suffer significant dilution.

COMPARISON OF STOCKHOLDERS’ RIGHTS AND CORPORATE GOVERNANCE MATTERS

      Upon completion of the merger, holders of Cohesion common stock will become entitled to receive shares of Angiotech common stock. Cohesion is incorporated under the laws of the State of Delaware and Angiotech is amalgamated under the laws of British Columbia, Canada. The General Corporation Law of the State of Delaware is the statute which governs Delaware corporations and the Company Act (British Columbia) is the statute which governs British Columbia companies.

      The following is a summary of the material differences between the rights of holders of Cohesion common stock and the rights of holders of Angiotech common stock. These differences arise from differences between:

•	the corporate and securities laws of British Columbia, Delaware corporate law and U.S. securities laws; and

•	Cohesion’s certificate of incorporation and bylaws and Angiotech’s memorandum and articles of incorporation.

      This discussion is not, and does not purport to be, complete, or to identify all differences that may, under given situations, be material to stockholders. The following summaries are qualified in their entirety by reference to the Angiotech memorandum and articles of incorporation, which are filed as an exhibit to this registration statement that includes this document, and the Cohesion certificate of incorporation and bylaws, which were filed as exhibits to Cohesion’s registration statement on Form 10, filed on April 27, 1998 and Cohesion’s Annual Report on Form 10-K for the year ended June 30, 2000, respectively.

Size and Classification of the Board of Directors

      Under the General Corporation Law of the State of Delaware, directors are elected at each annual stockholder meeting, unless their terms are staggered. The certificate of incorporation may authorize the election of directors by one or more classes or series of shares and the certificate of incorporation, an initial bylaw or a bylaw adopted by a vote of the stockholders may provide for staggered terms for the directors. The certificate of incorporation or the bylaws also may allow the stockholders or the board of directors to fix or change the number of directors, but a corporation must have at least one director. The certificate of incorporation and the bylaws of Cohesion do not provide for a classified board of directors. Cohesion’s bylaws provide for up to nine directors on Cohesion’s board of directors, as may be fixed from time to time by Cohesion’s board of directors. Currently, the number of directors serving on Cohesion’s board of directors is six.

      Neither Angiotech’s memorandum or articles provide for a classified board of directors. Since Angiotech common stock is publicly-traded, Angiotech’s articles and the Company Act (British Columbia) provide that there can be no less than three directors on the Angiotech board of directors. Shareholders of Angiotech are entitled to fix the number of directors by ordinary resolution. Currently, the number of directors serving on Angiotech’s board of directors is six.

Director Qualifications

      The General Corporation Law of the State of Delaware does not have any residency or other qualifications required for eligibility to be a board member.

      Under the Company Act (British Columbia), a majority of the directors of a British Columbia company must be resident Canadians and at least one director must be ordinarily resident in British Columbia. In addition, the Company Act (British Columbia) provides that no person may become a director of Angiotech who is less than 18 years of age, found to be incapable of managing their own affairs, not an individual, has the status of an undischarged bankrupt, convicted of an offense in British Columbia involving fraud or has had a registration under British Columbia securities legislation cancelled.

Removal of Directors; Vacancies

      The General Corporation Law of the State of Delaware provides, generally, that the holders of a majority of the shares then entitled to vote in an election of directors may remove any director or the entire board of directors with or without cause. A vacancy on Cohesion’s board of directors may be filled by the affirmative vote of a majority of the remaining directors, even though less than a quorum. The directors so chosen will hold office until the next annual election of directors at a stockholders’ meeting.

      Under Angiotech’s articles, shareholders may, by special resolution, remove any director or directors from office before the expiration of their term of office and may by ordinary resolution fill vacancies created. Generally, a vacancy on the board of directors may be filled by a resolution of the remaining directors. Between annual general meetings of Angiotech’s shareholders, the board of directors has the power to appoint one or more additional directors up to one-third of the total number of directors fixed by the shareholders at Angiotech’s last annual general meeting where directors were elected.

Special Meeting of Stockholders

      Under the General Corporation Law of the State of Delaware, each stockholder entitled to vote at a meeting must receive written notice of the meeting at least ten but not more than 60 days before the date of the meeting. For a merger, a minimum of 20 days notice is required and the holders of all stock, both voting and non-voting, are entitled to a notice. Under the General Corporation Law of the State of Delaware, a special meeting of stockholders may be called by the board of directors or by those persons authorized by the certificate of incorporation or by the bylaws to do so. Cohesion’s bylaws provide that special meetings of stockholders may be called at any time by Cohesion’s board of directors, the chairman of the board or the president. In addition, Cohesion’s bylaws provide that a special meeting may be called at the request in writing of stockholders holding at least 25% of the shares entitled to vote at that meeting.

      The Company Act (British Columbia) requires that written notice of any meeting of shareholders be given at least 21 days before the date fixed for the meeting. The meeting must be held in British Columbia unless special approval is given by the Registrar under the Company Act (British Columbia). Angiotech’s articles further provide that extraordinary meetings of the shareholders may be called at any time by Angiotech’s board of directors. In addition, the holders of at least 5% of the issued and voting shares of the company may request that the directors call a meeting of shareholders. If the directors do not call a meeting within 21 days after receiving the request, the shareholders making the request may hold a meeting within four months of the date of the original request if at least one-half of the shares that made the original request call for a meeting to be held.

Action by Written Consent of Stockholders

      The General Corporation Law of the State of Delaware provides that, unless limited by the certificate of incorporation, any action that could be taken by stockholders at a meeting may be taken without a meeting by written consent of the stockholders. Cohesion’s certificate of incorporation prohibits the taking of stockholder action by written consent. Accordingly, action by Cohesion stockholders may only be taken at a duly authorized meeting at which a quorum is present.

      Under the Company Act (British Columbia) and Angiotech’s articles, shareholder action without a meeting may be taken only by written resolution signed by all shareholders who would be entitled to vote on that action at the meeting. However, since shares of Angiotech common stock are publicly-traded, shareholders may not substitute written resolutions for an annual general meeting of Angiotech’s shareholders.

Vote Required for Extraordinary Corporate Transactions

      The General Corporation Law of the State of Delaware provides that a sale, lease or exchange of all or substantially all of the corporation’s assets, a merger or consolidation of the corporation with another corporation or a dissolution of the corporation requires the affirmative vote of the board of directors, plus, with certain exceptions, the affirmative vote of a majority of the outstanding stock entitled to vote for that type of proposal. These provisions apply to Cohesion and its stockholders.

      Under the Company Act (British Columbia), extraordinary corporate actions, such as amalgamations, continuances, sales, leases or exchanges of all or substantially all of the property of a company other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations or dissolutions and (if ordered by a court), are required to be approved by a special resolution. A special resolution is a resolution passed by a majority of at least three-quarters of the votes cast by the shareholders entitled to vote on the resolution. There are cases where a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares by minority shareholders.

Business Combinations With Interested Stockholders

      Section 203 of the General Corporation Law of the State of Delaware prohibits a corporation from engaging in various business combinations with an interested stockholder for a three-year period beginning on the date the person became an “interested stockholder.” An interested stockholder is defined generally as a person beneficially owning 15% or more of the corporation’s outstanding voting stock, or an interested stockholder’s affiliates or associates. The restrictions on business combinations, including a merger, sale of substantial assets, loan or substantial issuance of stock, applies to a corporation which has voting stock listed on a national securities exchange, authorized for quotation on the Nasdaq National Market or held of record by more than 2,000 stockholders. The restrictions do not apply if:

•	the board of directors gives prior approval to the business combination or to the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder acquires 85% or more of the corporation’s outstanding voting stock in the same transaction in which the stockholder’s ownership first exceeds 15%. This percentage excludes those shares owned by persons who are directors and officers and employee stock plans in which employees do not have the right to determine whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or following the time at which the stockholder became an interested stockholder, the board of directors approves the business combination and the holders of at least two-thirds of the outstanding voting stock, excluding shares owned by the interested stockholder, authorize the business combination at a meeting of stockholders.

      Although a Delaware corporation may elect, in its certificate of incorporation or bylaws, not to be governed by this provision, Cohesion’s certificate of incorporation and its bylaws do not contain these elections.

      The Company Act (British Columbia) has no provisions that address a company’s engaging in a business combination with an interested shareholder.

Stockholder Suits

      Under Delaware law, a stockholder may institute a lawsuit against one or more directors, either on his own behalf, or derivatively on behalf of the corporation. An individual stockholder may also commence a lawsuit on behalf of himself and other similarly situated stockholders when the requirements for maintaining a class action under Delaware law have been met. With respect to a derivative action, the General Corporation Law of the State of Delaware provides that a stockholder must state in the complaint that he was a stockholder of the corporation at the time of the transaction of which he complains. The complaint must allege with particularity the effort, if any, made by the stockholder to obtain the desired action from the directors and the reasons for the stockholder’s failure to obtain the action or for not making the effort. A stockholder must first make a demand on the board of directors of the corporation to bring suit. Only when the demand is refused or it is shown that a demand would be futile may a stockholder sue derivatively.

      Under the Company Act (British Columbia), a member or a director may apply to a court for leave to (i) enforce a right, duty or obligation owed to the company that could be enforced by the company itself or (ii) to obtain damages for any breach of a right, duty or obligation owed to the company that could be enforced by the company itself. The Company Act (British Columbia) requires that a member establish before a court that he or she was a member at the time of the breach, the member or director is acting in good faith, that he or she made reasonable efforts to cause the directors of the company to commence or diligently prosecute or defend an action in connection with the breach and that it is in the interests of the company that the action be brought or defended.

      Under the Company Act (British Columbia), a court in a derivative action may make any order it thinks fit. A court may order a company to pay a member or a director’s costs, including reasonable legal fees and disbursements.

Appraisal Rights

      Under the General Corporation Law of the State of Delaware, appraisal rights are available to a stockholder of a corporation only in connection with some mergers or consolidations involving the corporation, or if its certificate of incorporation provides that these rights are available as a result of:

•	an amendment to its certificate of incorporation;

•	any merger or consolidation in which the corporation is a “constituent corporation”; or

•	the sale of all or substantially all of the assets of the corporation.

      Unless provided in a corporation’s certificate of incorporation, appraisal rights are not available under the General Corporation Law of the State of Delaware in connection with a merger or consolidation of a corporation if the corporation’s stock is, on the applicable record date, listed on a national securities exchange or designated on the Nasdaq National Market or held of record by more than 2,000 stockholders. Nevertheless, appraisal rights will be available if the merger or consolidation requires stockholders to exchange their stock for anything other than shares of the surviving corporation, shares of another corporation that will be listed on a national securities exchange, designated on the Nasdaq National Market or held of record by more than 2,000 stockholders, cash in lieu of fractional shares of any corporation, or a combination of the shares described and cash.

      Cohesion’s certificate of incorporation does not contain any provision for expanding the circumstances under which appraisal rights are authorized beyond that which is required under the General Corporation Law of the State of Delaware.

      Under the General Corporation Law of the State Delaware, when appraisal rights are available, a stockholder who does not wish to accept the proffered merger consideration has the right to demand an appraisal of the fair value of the stockholder’s shares of stock as determined by the Delaware Court of Chancery, exclusive of any element of value arising from the accomplishment or expectation of the merger. Upon compliance with the requirements for exercising appraisal rights, the Delaware Court of Chancery will direct the payment of such fair value to the stockholder, together with interest, if any.

      The Company Act (British Columbia) provides shareholders with a right, in specified circumstances, to dissent in respect of specified significant corporate proceedings where the resolution is passed by the requisite majority of shareholders and the Company or its liquidator proposes to act on the authority of the resolution. Rights of dissent are required to be given where a resolution is called to consider, among other things:

•	the transfer of incorporation of the company from British Columbia to another jurisdiction;

•	where the company grants financial assistance for the purposes of a purchase or subscription of shares of common stock of the company;

•	any amalgamation with a company;

•	an amendment to the company’s articles to add, change or remove any restriction upon the business or businesses that the company may carry on;

•	where the directors are seeking to sell the whole or substantially the whole undertaking of the company; or

•	a wind-up of the company.

      Dissent rights are not required to be granted in the circumstance of an arrangement transaction unless ordered by a court. If the dissent rights are properly exercised, the shareholder has the right to apply to a court for payment in cash for their shares of stock in an amount equal to their fair value, as determined by that court. This is regardless of whether the company’s shares of stock are listed or unlisted.

Dividends

      Under the General Corporation Law of the State of Delaware, a corporation may declare and pay dividends out of “surplus” which is defined as the excess of net assets over capital. If there is no surplus, dividends can be paid out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. In addition, the General Corporation Law of the State of Delaware generally provides that a corporation may redeem or repurchase its shares only if the capital of the corporation is not impaired at the time of, and would not be impaired by, the redemption or repurchase.

      Under Angiotech’s articles, the company’s directors may from time to time declare and authorize payment of a dividend. A dividend may be paid by the distribution of specified assets out of funds or assets available for the payment of dividends, including by issuing fully paid shares or other securities of the company. Under the Company Act (British Columbia), directors who authorize the payment of a dividend when the company is insolvent or the payment of the dividend that would render the company insolvent are jointly and severally liable to the company to make good any loss or damage suffered by the company as a result of this distribution. For additional information with respect to dividends to holders of Angiotech preferred shares and redemption of preferred shares, see the section titled “Description of Angiotech Capital Stock” on page 70.

Amendments to Charter and Bylaws

      Under the General Corporation Law of the State of Delaware, unless a higher vote is required in the certificate of incorporation, an amendment to the certificate of incorporation generally requires:

•	the declaration of its advisability by the board of directors;

•	the approval of the holders of a majority of all shares entitled to vote for that type of proposal, voting together as a single class; and

•	the approval of the holders of a majority of the outstanding stock of each class entitled to vote as a class, if any, for that type of proposal.

      The General Corporation Law of the State of Delaware provides that, the power to amend the bylaws of a corporation is held by the stockholders, but a corporation may also grant this authority to the board of directors if the certificate of incorporation so provides. Cohesion’s certificate of incorporation has granted the power to make, alter or repeal Cohesion’s bylaws to the directors. Accordingly, Cohesion’s bylaws may be amended either by the vote of a majority of the board of directors or by the holders of a majority of the outstanding stock entitled to vote on this type of proposal.

      Under the Company Act (British Columbia), an amendment to a company’s memorandum or articles generally requires shareholder approval by special resolution, which is a resolution passed by a majority of not less than three-quarters of the votes cast by shareholders entitled to vote on the resolution. In addition, if an amendment to the articles adversely affects the rights of a particular class or series of stock, that class or series is entitled to vote separately on the amendment as a class, whether or not that class or series is designated as voting stock.

Preemptive Rights

      Under the General Corporation Law of the State of Delaware, a stockholder does not have preemptive rights unless they are specifically granted in the corporation’s certificate of incorporation. Cohesion’s charter does not provide that stockholders have preemptive rights.

      Under the Company Act (British Columbia), no shares of stock a class may be issued unless the shares have first been offered to shareholders holding shares of that class, and those shareholders have preemptive rights to acquire the offered shares in proportion to their holdings of the shares of that class, at the price and on the terms of those shares that are to be offered to others. These preemptive rights are not applicable to Angiotech since shares of its common stock are publicly-traded.

Transactions with Interested Directors

      Under the General Corporation Law of the State of Delaware, a contract or transaction between a corporation and director with a financial interest in the contract or transaction is not void or voidable solely by virtue of such interest if:

•	the director discloses the material facts of his or her relationship or interest in the contract or transaction to the board of directors or the board of directors knows of the material facts of the interested director’s relationship or interest in the contract or transaction, and the board of directors authorizes the contract or transaction in good faith;

•	the director discloses the material facts of his or her relationship or interest in the contract or transaction to the stockholders entitled to vote on the matter or the stockholders entitled to vote on the matter know of the material facts of the interested director’s relationship or interest in the contract or transaction, and the stockholders authorize the contract or transaction in good faith; or

•	the contract or transaction is fair to the corporation at the time it is authorized, approved, or ratified, by the board of directors or the stockholders.

      Under the Company Act (British Columbia), every director of a company, who is in any way, directly or indirectly, interested in a proposed transaction with the company, must disclose the nature and extent of his or her interest at a meeting of directors and abstain from voting on the matter. A director must account to the company for any profit made as a consequence of the company entering into or performing the transaction in which the director has an interest unless:

•	the director or officer who is party to the transaction discloses the nature and extent of his or her interest in writing or at a meeting of directors of the company;

•	the directors approve the transaction and the director abstains from voting on the approval of the transaction or unless the transaction was fair and reasonable to the company at the time it was entered into; and

•	after full disclosure of the nature and extent of the interest of the director it is approved by a special resolution, which is a resolution passed by a majority of not less than three-quarters of the votes cast by the stockholders entitled to vote on the resolution. No transaction is void or voidable by reason only of the interest of the director.

      However, if an interested transaction is challenged by the company or by any interested person, a court may enjoin the company from entering into the proposed transaction or set aside the contract or take any other action the court considers appropriate if the director or the company did not take the actions described above.

Fiduciary Duties of Directors

      Under the General Corporation Law of the State of Delaware, the duty of care requires that the directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the directors reasonably believe to be in the best interests of the stockholders.

      Directors of companies governed by the Company Act (British Columbia) have fiduciary obligations to the company. Under the Company Act (British Columbia), directors must act honestly, in good faith and in the best interests of the company. Directors must also exercise the care, diligence and skill of a reasonably prudent person.

Director Liability

      The General Corporation Law of the State of Delaware permits a Delaware corporation, in its certificate of incorporation, to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty, except for liability:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	arising from the payment of a dividend or a stock repurchase or redemption in violation of the General Corporation Law of the State of Delaware; or

•	for any transaction from which the director derived an improper personal benefit.

      Cohesion’s certificate of incorporation eliminates director liability for breaches of fiduciary duty to the fullest extent permitted under the General Corporation Law of the State of Delaware.

      The Company Act (British Columbia) does not permit any limitation of a director’s liability.

Indemnification of Officers, Directors and Others

      The General Corporation Law of the State of Delaware permits indemnification of officers, directors, employees and agents against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in proceedings, other than an action by or in the right of the corporation. The indemnified person, however, must have acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal actions, had no reasonable cause to believe that the conduct was unlawful.

      In the case of actions, by or in the right of the corporation, indemnification is limited to expenses actually and reasonably incurred, and no indemnification may be made for any claim, issue or matter as to which the person has been adjudged to be liable to the corporation, unless indemnification is otherwise authorized by a court.

      Cohesion’s certificate of incorporation authorizes Cohesion to indemnify its agents to the fullest extent provided by the General Corporation Law of the State of Delaware. Cohesion has also entered into indemnification agreements with some of its directors and officers.

      Under the Company Act (British Columbia), a company may, with court approval, indemnify a director or officer, a former director or officer or a person who acts or acted at the company’s request as a director or officer of another company in which the company is or was a stockholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of such company or a company in which such company was a stockholder or creditor, if:

•	that person acted honestly and in good faith with a view to the best interests of such company; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, that person had reasonable grounds for believing that his conduct was lawful.

      Angiotech’s articles provide that, subject to the Company Act (British Columbia), the company must indemnify directors, and the secretary and may indemnify officers, employees or agents, against costs, charges and expenses incurred in civil or criminal actions, including amounts paid to settle an action, by reason of such person’s position as a director, officer or employee of the company, as the case may be.

Rights of Inspection

      The General Corporation Law of the State of Delaware allows any stockholder of a Delaware corporation, upon written demand under oath stating the purpose of the demand to, during usual business hours, inspect for any proper purpose the corporation’s stock ledger, list of stockholders, and other books and records, and to make copies or extracts of these documents and materials. A proper purpose means a purpose reasonably related to the person’s interest as a stockholder.

      Under the Company Act (British Columbia), a company is required to make available specified books and records of the company during its usual business hours to its shareholders and debentureholders. Such persons may, free of charge, take extracts from these prescribed books and records. If a company has publicly distributed any of its outstanding shares of stock, any other person, may take extracts from certain of these books and records upon payment of a reasonable fee. Any person, upon making a request to the company, the payment of a reasonable fee and sending to the company of an affidavit, may require the company to furnish a list of its shareholders and debentureholders. In addition, directors of a company are entitled to examine specified additional records, documents and instruments of the company.

Additional Provisions Relating To Board Action

      When interpreting a director’s duty to a company under the General Corporation Law of the State of Delaware, Delaware courts have generally interpreted the best interests of the corporation to mean the best interests of the stockholders as a whole. There is no settled law dealing with the extent to which a board of directors may consider constituencies in addition to stockholders.

      When interpreting a director’s duty to a company under the Company Act (British Columbia), Canadian courts have generally interpreted the best interests of the corporation to mean the best interests of the shareholders as a whole. There is no settled law dealing with the extent to which a board of directors may consider constituencies in addition to shareholders.

Oppression Remedy

      The General Corporation Law of the State of Delaware does not provide for an oppression remedy.

      The Company Act (British Columbia) provides an oppression remedy that enables a court to make any order, both interim and final, to rectify any act or omission of a company that is oppressive or unfairly prejudicial if the court believes that either (i) the affairs of the company or the powers of the directors are being conducted or exercised in a manner that is oppressive or unfairly prejudicial to one or more of its members or (ii) a prior or threatened act of the company or its members is oppressive or unfairly prejudicial to one or more of its members.

Quorum of Stockholders

      Under the General Corporation Law of the State of Delaware, and unless the certificate of incorporation or bylaws provide otherwise, a quorum at a meeting of stockholders consists of a majority of shares entitled to vote present in person or represented by proxy. In no event may a quorum consist of less than one-third of shares entitled to vote at the meeting. Cohesion’s bylaws provide that a quorum will be a majority of the issued and outstanding stock of Cohesion entitled to vote at the meeting, present in person or by proxy.

      Under Angiotech’s articles, a quorum of shareholders is present at a meeting if two members or proxyholders are present which represent shares totaling at least 5% of the issued and outstanding shares of Angiotech stock entitled to vote at the meeting. For information on voting rights of Angiotech’s preferred shares see the section titled “Description of Angiotech Capital Stock” on page 70.

COMPARATIVE MARKET PRICE INFORMATION

      Angiotech common stock began trading on the Nasdaq National Market under the symbol “ANPI” on February 17, 2000. The only public market for shares of Angiotech common stock that existed prior to that date was the Toronto Stock Exchange. Cohesion common stock began trading on the Nasdaq National Market under the symbol “CSON” on August 13, 1998. There was no public market for Cohesion common stock prior to that date. The following table lists, for the periods indicated, the high and low sales prices for Angiotech common stock and Cohesion common stock as reported on the Nasdaq National Market:

	Angiotech		Cohesion
	Common Stock		Common Stock

	High	Low	High	Low

Calendar Year Ended December 31, 1999
First quarter	$—	$—	$6.63	$3.38
Second quarter	—	—	7.13	3.81
Third quarter	—	—	7.38	4.06
Fourth quarter	—	—	9.13	5.25
Calendar Year Ended December 31, 2000
First quarter	$99.00	$34.00	$17.00	$8.38
Second quarter	52.00	23.00	14.81	9.25
Third quarter	51.13	37.00	12.25	7.50
Fourth quarter	65.50	37.50	11.06	5.13
Calendar Year Ended December 31, 2001
First quarter	$49.00	$35.50	$8.00	$4.25
Second quarter	52.25	36.40	6.19	3.03
Third quarter	58.70	31.06	5.42	2.04
Fourth quarter	57.36	41.94	5.16	2.75
Calendar Year Ended December 31, 2002
First quarter	$57.41	$38.30	$5.00	$3.00
Second quarter	47.68	36.14	3.16	1.20
Third quarter	46.69	32.03	3.74	1.25
Fourth quarter (through December 26, 2002)	40.80	32.81	3.85	3.40

MAJOR SHAREHOLDERS OF ANGIOTECH

      Angiotech is not aware of any beneficial owners of 5% or more of its voting securities.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

      The following unaudited pro forma condensed consolidated financial statements present the effect of the pending acquisition of Cohesion by Angiotech, which is to be accounted using the purchase method. The unaudited pro forma condensed consolidated balance sheet gives effect to the pending acquisition of Cohesion by Angiotech as if the acquisition had occurred as of September 30, 2002. Such pro forma information is based upon the historical consolidated balance sheet data of Angiotech and Cohesion as of September 30, 2002. The unaudited pro forma condensed consolidated statement of loss for the year ended September 30, 2002 gives effect to the acquisition of Cohesion by Angiotech as if such acquisition had occurred on October 1, 2001. The unaudited pro forma condensed consolidated statement of loss for the year ended September 30, 2002 includes Cohesion’s operating results for the 12 months ended September 30, 2002.

      The unaudited pro forma condensed consolidated financial statements are based on the estimates and assumptions set forth in the notes to such statements, which are preliminary and have been made solely for purposes of developing such pro forma information. The unaudited pro forma condensed consolidated financial data are not necessarily an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future.

ANGIOTECH PHARMACEUTICALS, INC.

UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED BALANCE SHEET
As of September 30, 2002

					Pro Forma
	Angiotech	Cohesion	Pro Forma		Consolidated
	US GAAP	US GAAP	Adjustments		US GAAP

	$	$	$		$

	(in thousands of US dollars)
ASSETS
Current
Cash and cash equivalents	9,156	4,844	5,156	[a]	19,156
Short-term investments	76,816	—	—		76,816
Other current assets	990	3,966	—		4,956

Total current assets	86,962	8,810	5,156		100,928

Capital assets	5,644	3,103	—		8,747
Other assets	—	2,234	—		2,234
Intangibles assets	1,610	—	15,630	[b]	17,240
Goodwill	—	—	13,560	[b]	13,560

	94,216	14,147	34,346		142,709

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	5,994	3,469	320	[b]	9,783
Other current liabilities	—	1,928	—		1,928

Total current liabilities	5,994	5,397	320		11,711

Other long-term liabilities and deferred credits	1,663	1,237	—		2,900

	7,657	6,634	320		14,611

Shareholders’ equity
Share capital	137,031	10	(10)[c]		180,780
			43,749	[b]
Additional paid-in capital	2,196	22,717	5,156	[a]	3,696
			(27,873)[c]
			1,500	[e]
Deficit	(44,844)	(14,063)	14,063	[c]	(48,554)
			(3,710)[h]
Accumulated other comprehensive income	67	823	(823)[c]		67
Treasury stock, at cost	—	(1,974)	1,974	[c]	—
Cumulative translation adjustment	(7,891)	—	—		(7,891)

Total shareholders’ equity	86,559	7,513	34,026		128,098

	94,216	14,147	34,346		142,709

See accompanying notes to unaudited pro forma condensed consolidated financial statements

ANGIOTECH PHARMACEUTICALS, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

STATEMENT OF LOSS
For the Year Ended September 30, 2002

				Pro Forma
	Angiotech	Cohesion	Pro Forma	Consolidated
	US GAAP	US GAAP	Adjustments	US GAAP

	$	$	$	$

	(in thousands of US dollars, except share and
	per share data)
REVENUE
Product sales	—	5,009	—	5,009
License, option and research contract fees	4,655	—	—	4,655
Other revenue	5	378	—	383

	4,660	5,387	—	10,047

EXPENSES
Cost of sales	—	6,438	—	6,438
Research and development	10,552	4,864	(209)[f]	15,207
General and administration	7,695	13,734	(109)[f]	21,320
Other expenses	499	640	318 [f]	3,690
			2,233 [d]

	18,746	25,676	2,233	46,655

Loss before the following	(14,086)	(20,289)	(2,233)	(36,608)

Other income (expense)
Foreign exchange (loss)	400	—	—	400
Investment and other income	2,196	140	—	2,336

Total other income (expense)	2,596	140	—	2,736

Loss from continuing operations	(11,490)	(20,149)	(2,233)	(33,872)

Loss and diluted loss per common share	(0.73)			(2.03)[g]
Weighed average number of common shares outstanding (in thousands)	15,633			16,724 [g]

See accompanying notes to unaudited pro forma condensed consolidated financial statements

ANGIOTECH PHARMACEUTICALS, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation

      The accompanying pro forma condensed consolidated financial statements give effect to the acquisition of Cohesion Technologies, Inc. by Angiotech Pharmaceuticals, Inc. and are prepared in accordance with US GAAP and have been presented in US dollars.

      On September 27, 2002, Angiotech and Cohesion entered into an Agreement and Plan of Reorganization, which is referred to as the merger agreement, under which Angiotech is to acquire all of the outstanding shares of Cohesion common stock. This acquisition is to be accounted for as a purchase by Angiotech. Pursuant to the merger agreement, a Cohesion stockholder will be entitled to receive for each share of Cohesion common stock a fraction of a share of Angiotech common stock based on the average of the daily low and the high selling price of one share of Angiotech common stock on the Nasdaq National Market during the 20 trading day period ending on the third trading day prior to completion of the merger, which is referred to herein as the Angiotech reference price. Each share of Cohesion common stock will convert into that fraction of a share of Angiotech common stock equal to the fraction obtained by dividing US $4.05 by the Angiotech reference price, provided that if the Angiotech reference price is above US $46.00 per share, the conversion ratio will be 0.0880 and if the Angiotech reference price is below US $34.00 per share, the conversion ratio will be 0.1191. Cash will be paid in lieu of issuing fractional shares of Angiotech common stock. Each Cohesion stock option and warrant that is outstanding and unexercised upon completion of the merger will be assumed by Angiotech and will represent an option to purchase a fraction of a share of Angiotech common stock determined by multiplying the number of shares of Cohesion common stock subject to such option by the exchange ratio. The exercise price of each Cohesion stock option will be adjusted by dividing the per share exercise price under the Cohesion stock option by the exchange ratio.

      The accounting policies used in the preparation of the unaudited pro forma condensed consolidated financial statements are those described in Angiotech’s audited consolidated financial statements for the year ended September 30, 2002 (see note 2). These unaudited pro forma condensed consolidated financial statements should be read in conjunction with the merger agreement and the audited consolidated financial statements of Angiotech as at September 30, 2002, including the notes thereto, and the audited financial statements of Cohesion as at December 31, 2001, including the notes thereto, incorporated by reference into this proxy statement/ prospectus and the unaudited interim financial statements of Cohesion for the nine month period ended September 30, 2002, which are incorporated by reference into this proxy statement/ prospectus.

2.	Conversion of Angiotech’s Historical Financial Statements to US GAAP and US Dollars

      The unaudited pro forma condensed consolidated financial statements are presented in US dollars and in accordance with US GAAP. Angiotech’s audited consolidated statement of loss from continuing operations for the year ended September 30, 2002 were converted from Canadian dollars to US dollars using the average exchange rate for each period (CDN $1.57 per US $1.00). Angiotech’s unaudited consolidated balance sheet at September 30, 2002 was converted to US dollars using the exchange rate on that date (CDN $1.59 per US $1.00). Some adjustments were necessary to convert Angiotech’s historical financial statements, prepared in accordance with Canadian GAAP, to US GAAP. A detailed description of the adjustments required to convert the statements prepared in accordance with Canadian GAAP to US GAAP is included in note 13 to Angiotech’s consolidated financial statements for the year ended September 30, 2002, incorporated by reference into this proxy statement/ prospectus. The following schedule presents the conversion of Angiotech’s financial information from Canadian dollars and Canadian GAAP to US dollars and US GAAP.

ANGIOTECH PHARMACEUTICALS, INC.

BALANCE SHEET

As of September 30, 2002

	Canadian GAAP	US GAAP	US GAAP
	CDN$	CDN$	US$

	(in thousands of dollars)
ASSETS
Current
Cash and cash equivalents	14,533	14,533	9,156
Short-term investments	121,817	121,923	76,816
Other current assets	1,570	1,570	990

Total current assets	137,920	138,026	86,962

Capital assets	8,958	8,958	5,644
Medical technologies	4,687	2,555	1,610

	151,565	149,539	94,216

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities and deferred credit	9,513	9,513	5,994

Total current liabilities	9,513	9,513	5,994

Other long-term liabilities and deferred credit	2,640	2,640	1,663

	12,153	12,153	7,657

Shareholders’ equity
Share capital	199,607	199,607	137,031
Contributed surplus	74	3,255	2,196
Deficit	(60,269)	(65,582)	(44,844)
Accumulated other comprehensive income	—	106	67
Cumulative translation adjustment	—	—	(7,891)

Total shareholders’ equity	139,412	137,386	86,559

	151,565	149,539	94,216

ANGIOTECH PHARMACEUTICALS, INC.

STATEMENT OF LOSS FROM CONTINUING OPERATIONS

For the Year ended September 30, 2002

	Canadian GAAP	US GAAP	US GAAP
	CDN$	CDN$	US$

	(in thousands except
	per share data)
REVENUE
License, option and research contract fees	7,322	7,322	4,655
Other revenue	8	8	5

	7,330	7,330	4,660

EXPENSES
Research and development	16,311	16,598	10,552
General and administration	12,104	12,104	7,695
Other expenses	3,141	784	499

	31,556	29,486	18,746

Loss before the following	(24,226)	(22,156)	(14,086)

Other income (expense)
Foreign exchange gain	629	629	400
Investment and other income	3,454	3,454	2,196

Total other income (expense)	4,083	4,083	2,596

Loss from continuing operations	(20,143)	(18,073)	(11,490)

Loss and diluted loss per common share from continuing operations	(1.29)	(1.16)	(0.73)
Weighted average number of common shares outstanding (in thousands)	15,633	15,633	15,633

3.     Pro Forma Assumptions and Adjustments

      As of September 30, 2002, there were approximately 9,479,000 shares of Cohesion common stock outstanding. It is anticipated that prior to the effective date of the merger, outstanding Cohesion stock options and Cohesion warrants with an exercise price of less than or equal to US $4.05 will be exercised and all other Cohesion stock options and Cohesion warrants will be assumed by Angiotech and will be fair valued using the Black Scholes Pricing Model. Accordingly, it is assumed that approximately 2,217,000 additional shares of Cohesion common stock will be outstanding at the effective date of the merger as a result of the exercise of Cohesion stock options and Cohesion warrants with an exercise price equal to or less than US $4.05. For purposes of the unaudited pro forma condensed consolidated financial statements, the exchange ratio used was based on the average of the daily low and high selling prices of one share of Angiotech common stock on the Nasdaq National Market during the 20 trading day period ending on the third trading day prior to September 30, 2002. The stock price of US $40.10 used in valuing the share consideration was determined based on the average closing price of Angiotech common stock on the Nasdaq National Market for the three days ending on the measurement date of September 30, 2002.

      As described in Note 1, the actual exchange ratio will be based on the reference price calculated as the average of the daily low and high selling prices of one share of Angiotech common stock on the Nasdaq National Market during the 20 day trading period ending on the third trading day prior to the completion of the merger. The reference price used in these unaudited pro forma condensed consolidated financial statements amounted to US $43.41 resulting in an exchange ratio of 0.0933. If the reference price is below US $34.00 or above US $46.00 at the date of completion of the transaction, the exchange ratio will be 0.1191 and 0.088, respectively. Assuming a September 30, 2002 measurement date and a measurement value of the Angiotech common stock of US $40.10 both as indicated above, an exchange ratio of 0.1191 and 0.088 will result in pro forma basic loss per share of US $1.99 and US $2.03 respectively for the year ended September 30, 2002.

      The purchase consideration is estimated as follows (in thousands):

$

Common shares (1,091,000 common shares of Angiotech)	43,749
Fair value of stock options	1,500
Estimated transaction expenses	320

Total purchase consideration	45,569

      The purchase price has been allocated to the fair value of Cohesion’s identified assets and liabilities in accordance with the purchase method as follows:

$

Assets acquired:
Cash and cash equivalents	10,000
Other current assets	3,966
Capital assets	3,103
Other non-current assets	2,234
Intangible assets	15,630
In-process research and development	3,710
Goodwill	13,560

Total assets acquired	52,203

Less liabilities assumed
Current liabilities	5,397
Other non-current liabilities	1,237

Total liabilities assumed	6,634

Net assets acquired	45,569

      The above purchase price allocation is preliminary and has been allocated based on a preliminary estimate of the fair value of the assets and liabilities of Cohesion as of September 30, 2002. The final determination of the allocation of the purchase price will be determined based on the fair value of assets acquired, including the fair value of in-process research and development and other intangibles, and the fair value of liabilities assumed as of the date the acquisition is completed. The purchase price allocation will remain preliminary until Angiotech is able to (i) complete a third party valuation of significant intangible assets acquired including in-process research and development, (ii) conduct a detailed review of the value of deferred tax assets and liabilities and (iii) evaluate the fair value of other assets and liabilities acquired. The final determination of the purchase price is expected to be completed shortly after the completion of the acquisition. The actual amounts allocated to assets and liabilities could differ significantly from the amounts presented in the unaudited pro forma condensed consolidated financial statements.

      The amount allocated to in-process research and development represents an estimate of the fair value of purchased in-process technology for projects that, as of the date of the acquisition, had not yet reached technological feasibility and had no alternative future use. The preliminary value of these projections was determined by estimating the related future net cash flows using a present value discount of 21% which is based on Angiotech’s estimated weighted average cost of capital taking into account the risks associated with the projects. For purposes of the pro forma balance sheet as of September 30, 2002, $3,710,000 of the purchase price has been allocated to in-process research and development for the following projects:

(i)	development of CoSeal for a lung/respiratory sealing indication; and

(ii)	development of Adhibit for use in the prevention of surgical adhesions formed following certain abdominal surgeries.

      Neither of the two projects have been approved by the FDA and remain in clinical testing. The amounts allocated to in-process research and development will be charged to the statement of loss in the period the acquisition is completed.

      For purposes of the pro forma balance sheet as of September 30, 2002, $15,630,000 of the purchase price has been allocated to identifiable intangible assets as follows:

(i)	Developed Product Technology — $8,960,000. Developed product technology represents proprietory know-how that is technologically feasible. This includes CoStasis Surgical Hemostat, a sprayable liquid hemostat designed to control bleeding from capillaries and small veins during surgery, and CoSeal, a biosealant designed for sealing vascular grafts and other tissues and sites of incisions. Both products have been approved by the FDA.

(ii)	Core Technology — $6,670,000. Core technology represents core patented technology that is expected to leverage functionality from previous developed products and technologies, namely the CoStasis and CoSeal products. Such core technology identified includes a sterile suspension of bovine collagen and bovine thrombin in calcium chloride and a patented system called the CellParker® plasma collection device (CoStasis) and a completely synthetic, polyethylene glycol (PEG)-polymer platform technology (CoSeal).

      The following adjustments have been made in the unaudited pro forma condensed consolidated financial statements to reflect the transaction described above:

(a) To reflect the exercise of Cohesion vested options and warrants with an exercise price equal to or less than US $4.05 prior to the effective date, resulting in the issuance of 2,217,000 shares of Cohesion common stock for gross cash proceeds of $5,156,000.

(b) To reflect the acquisition of Cohesion’s net assets, in exchange for the issuance of Angiotech common shares and related transaction costs.

(c) To eliminate the share capital and other equity accounts of Cohesion.

(d) To adjust the amortization of intangible assets to be acquired from Cohesion based on their estimated fair market value and estimated useful lives. For purposes of these unaudited pro forma condensed consolidated financial statements, the intangible assets are being amortized to income on a straight-line basis over a seven year period. The seven year amortization period is management’s estimate of the expected useful life of the developed products and the core technology, taking into account such factors as legal, regulatory or contractual limitations, technological advances, anticipated demand and the existence or absence of competition.

(e) To reflect the fair value of approximately 1,364,000 Cohesion stock options which will be exchanged for 127,000 Angiotech stock options. The fair value was determined using the Black Scholes Option Pricing Model with the following weighted average assumptions: a risk free interest rate of 4.60%, a dividend yield of 0%, a volatility factor of 0.504 and a weighted average expected life of 3.5 years.

(f) To reclassify specified Cohesion expenses to conform to Angiotech’s historical presentation.

Year Ended
September 30,
2002
$

Research and development	(209)
General and administration	(109)
Other expenses	318

(g) The unaudited pro forma loss per share is computed by dividing the pro forma loss attributable to common shareholders by the pro forma weighted average number of common shares outstanding. The pro forma weighted average number of shares outstanding has been computed by adding the common shares to be issued in the acquisition to the weighted average number of common shares used in the computation of Angiotech’s historical loss per share for the periods presented. Diluted loss per share has not been presented as the outstanding Angiotech stock options and warrants are anti-dilutive.

(h) To reflect the estimated value of in-process research and development to be acquired from Cohesion in the amount of $3,710,000. Such amount will be recorded as an expense in the period that the acquisition is completed. Because this expense is directly attributable to the acquisition and will not have a continuing impact, this expense is not reflected in the pro forma condensed consolidated statement of loss.

EXPERTS

      Ernst & Young LLP, independent chartered accountants, have audited Angiotech’s consolidated financial statements included in its Current Report on Form 6-K/A for the year ended September 30, 2002 and its Annual Report on Form 40-F/A for the year ended September 30, 2001, as set forth in their report, which is incorporated by reference into this prospectus and elsewhere in the registration statement. Angiotech’s consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on the authority of that firm as experts in accounting and auditing.

      The consolidated financial statements of Cohesion Technologies, Inc. as of December 31, 2001 and June 30, 2001 and 2000, and for the six-month period ended December 31, 2001 and each of the three years in the period ended June 30, 2001, appearing in Cohesion’s Transition Report (Form 10-K/A) for the period from July 1, 2001 to December 31, 2001 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

      The validity of the shares of Angiotech common stock to be issued in connection with the merger and offered hereby has been passed upon for Angiotech by Irwin, White & Jennings of Vancouver, British Columbia. The U.S. federal income tax consequences of the merger have been passed upon for Angiotech by Heller Ehrman White & McAuliffe LLP of Menlo Park, California. The U.S. federal income tax consequences of the merger have been passed upon for Cohesion by Latham & Watkins of Menlo Park, California. Each of the above opinions has been filed as an exhibit to the registration statement on Form F-4 filed by Angiotech with the Securities and Exchange Commission, of which this proxy statement/ prospectus is a part.

WHERE YOU CAN FIND MORE INFORMATION

      This proxy statement/prospectus incorporates documents by reference which are not presented in or delivered with this proxy statement/prospectus.

      All documents filed by Angiotech pursuant to Section 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this proxy statement/prospectus and before the date of the termination of the offering are incorporated by reference into and made a part of this proxy statement/ prospectus from the date of filing of those documents.

      All documents filed by Cohesion pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this proxy statement/prospectus and before the date of the special meeting are incorporated by reference into and made a part of this proxy statement/prospectus from the date of filing of those documents.

      You should rely only on the information contained in this document or in those we have referred you to. We have not authorized anyone to provide you with information that is different.

      The following documents, which have been filed by Angiotech with the Securities and Exchange Commission, are incorporated by reference into this proxy statement/prospectus:

•	Annual Report on Form 40-F/ A for the year ended September 30, 2001;

•	Current Report on Form 6-K for the quarter ended December 31, 2001;

•	Current Report on Form 6-K for the quarter ended March 31, 2002;

•	Current Report on Form 6-K for the quarter ended June 30, 2002; and

•	Current Reports on Form 6-K dated December 27, 2002, December 13, 2002, November 20, 2002, October 18, 2002, October 8, 2002, October 7, 2002, October 3, 2002, October 1, 2002, September 27, 2002, September 24, 2002, September 5, 2002, September 4, 2002, August 14, 2002, August 8, 2002, August 6, 2002, June 26, 2002, June 20, 2002, June 17, 2002, June 7, 2002, June 6, 2002, June 5, 2002, June 3, 2002, April 4, 2002, March 19, 2002, March 13, 2002, March 5, 2002, March 1, 2002, February 14, 2002, February 12, 2002, February 6, 2002, January 24, 2002, January 16, 2002, January 10, 2002, January 7, 2002, January 2, 2002, December 27, 2001 and October 1, 2001.

      The following documents, which have been filed by Cohesion with the Securities and Exchange Commission, are incorporated by reference into this proxy statement/prospectus:

•	Transition Report on Form 10-K/A for the transition period ended December 31, 2001;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2002;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2002;

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2002; and

•	Report on Form 8-K dated September 27, 2002.

      Any statement contained in a document incorporated or deemed to be incorporated by reference into this proxy statement/ prospectus will be deemed to be modified or superseded for purposes of this proxy statement/ prospectus to the extent that a statement contained in this proxy statement/prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this proxy statement/ prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

      The documents incorporated by reference into this proxy statement/prospectus are available from us upon request. We will provide without charge a copy of any document that is incorporated by reference into this proxy statement/prospectus (not including exhibits to the documents unless those exhibits are specifically incorporated by reference into this proxy statement/prospectus) to any person, without charge, upon written or oral request. Any request for documents should be made by January 24, 2003 to ensure timely delivery of the documents.

      Accompanying this proxy statement/prospectus is a copy of Cohesion’s Transition Report on Form 10-K/A for the transition period ended December 31, 2001.

Requests for documents or information regarding the merger relating to Angiotech should be directed to:	Requests for documents or information regarding the merger relating to Cohesion should be directed to:

David M. Hall Chief Financial Officer Angiotech Pharmaceuticals, Inc. 1618 Station Street Vancouver, British Columbia V6A 1B6 CANADA Telephone: (604) 221-7676	Deborah L. Webster Vice President, Chief Administrative Officer Cohesion Technologies, Inc. 2500 Faber Place Palo Alto, California 94303 Telephone: (650) 320-5500

      Angiotech and Cohesion file reports, proxy statements and other information with the Securities and Exchange Commission. Copies of Angiotech’s and Cohesion’s reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, Washington, D.C. 20549.

      Reports, proxy statements and other information concerning Cohesion and Angiotech may be inspected at The National Association of Securities Dealers, 1735 K Street, N.W., Washington, D.C. 20006.

      Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website on the Internet that contains reports, proxy statements and other information regarding Cohesion. The address of the website maintained on the Internet by the Securities and Exchange Commission is www.sec.gov.

      Angiotech has filed a registration statement on Form F-4 under the Securities Act of 1933, as amended, with the Securities and Exchange Commission with respect to the shares of Angiotech common stock to be issued to Cohesion stockholders upon completion of the merger. This proxy statement/prospectus constitutes the prospectus of Angiotech filed as part of the registration statement. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. The registration statement and its exhibits are available for inspection and copying as set forth above.

      This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this proxy statement/prospectus nor any distribution of securities pursuant to this proxy statement/prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this proxy statement/prospectus by reference or in our affairs since the date of this proxy statement/prospectus. The information contained in this proxy statement/prospectus with respect to Cohesion was provided by Cohesion and the information contained in this proxy statement/prospectus with respect to Angiotech was provided by Angiotech.

ANNEX A

Agreement and Plan of Reorganization

AGREEMENT AND PLAN OF REORGANIZATION

BY AND AMONG

ANGIOTECH PHARMACEUTICALS, INC.,

CHARDONNAY ACQUISITION CORP.

AND

COHESION TECHNOLOGIES, INC.

DATED AS OF SEPTEMBER 27, 2002

INDEX OF DEFINED TERMS

“Acquisition Proposal”	Section 5.2(a)
“Acquisition Transaction”	Section 5.2(a)
“Action”	Section 3.13(a)
“Affiliates”	Section 3.22
“Agreement”	Preamble
“Antitrust Division”	Section 5.5(a)
“Angiotech”	Preamble
“Angiotech Balance Sheet”	Section 4.7
“Angiotech Certificates”	Section 2.1(c)
“Angiotech Closing Value”	Section 2.1(f)
“Angiotech Common Stock”	Recitals
“Angiotech Disclosure Statement”	Article IV
“Angiotech Expenses”	Section 8.3(b)(i)
“Angiotech Financial Statements”	Section 4.7
“Angiotech IP Rights”	Section 4.13(b)
“Angiotech Material Adverse Effect”	Section 4.1(a)
“Angiotech Permits”	Section 4.11(b)
“Angiotech Real Property”	Section 4.12(a)(iv)
“Angiotech Reference Price”	Section 2.1
“Angiotech SEC Reports”	Section 4.6
“Angiotech Subsidiaries”	Section 4.1(a)
“Angiotech Termination Fee”	Section 8.3(c)(i)
“Angiotech Triggering Event”	Section 8.1
“Assumed Cohesion Options”	Section 2.2(a)
“Assumed Cohesion Warrants”	Section 2.2(c)
“Business Day”	Section 1.2
“CDAPCA”	Section 3.17(b)
“CERCLA”	Section 3.21(a)(iii)
“CERCLIS”	Section 3.21(b)(vii)
“Certificate of Merger”	Section 1.2
“Cohesion”	Preamble
“Cohesion Acquisition”	Section 8.3(b)
“Cohesion Affiliate Agreement”	Section 5.9
“Cohesion Balance Sheet”	Section 3.8
“Cohesion Certificate”	Section 2.3(c)
“Cohesion Common Stock”	Recitals
“Cohesion Contract”	Section 3.15(b)
“Cohesion Disclosure Statement”	Article III
“Cohesion Expenses”	Section 8.3(c)(i)
“Cohesion Financial Statements”	Section 3.8
“Cohesion IP Rights”	Section 3.18(a)
“Cohesion Material Adverse Effect”	Section 3.1(a)
“Cohesion Options”	Section 2.2(a)

“Cohesion Permits”	Section 3.17(b)
“Cohesion Preferred Stock”	Section 3.6(a)
“Cohesion Purchase Plan”	Section 2.2(b)
“Cohesion Real Property”	Section 3.21(b)(iv)
“Cohesion SEC Reports”	Section 3.7
“Cohesion Stock Plans”	Section 2.2(a)
“Cohesion Stockholder Meeting”	Section 5.4(a)
“Cohesion Termination Fee”	Section 8.3(b)(i)
“Cohesion Triggering Event”	Section 8.1
“Cohesion Voting Agreements”	Recitals
“Cohesion Warrants”	Section 2.2(c)
“Closing”	Section 1.2
“Closing Date”	Section 1.2
“COBRA”	Section 3.16(b)
“Code”	Recitals
“Common Stock Purchase Agreement”	Section 3.6(c)
“Confidentiality Agreement”	Section 5.3
“Contractor”	Section 3.21(a)(i)
“CSA”	Section 3.17(b)
“DEA”	Section 3.17(b)
“Delaware Law”	Section 1.1
“Effective Time”	Section 1.2
“Employee Benefit Plans”	Section 3.20(a)
“End Date”	Section 8.1(b)
“Environment”	Section 3.21(a)(ii)
“Environmental Law”	Section 3.21(a)(iii)
“Environmental Permit”	Section 3.21(a)(iv)
“ERISA”	Section 3.20(a)
“ERISA Affiliate”	Section 3.20(a)
“Exchange Act”	Section 3.3(a)
“Exchange Agent”	Section 2.3(a)
“Exchange Multiple”	Section 2.1(g)
“Exchange Quotient”	Section 2.1(g)
“Exchange Ratio”	Section 2.1
“FDA”	Section 3.17(b)
“FDCA”	Section 3.17(b)
“Final Offering Period”	Section 2.2(b)
“Foreign Plan”	Section 3.20(n)
“FTC”	Section 5.5(a)
“GAAP”	Section 3.8
“Government Entity”	Section 3.3(a)
“Hazardous Material”	Section 3.21(a)(v)
“Holder”	Section 2.3(c)
“HSR Act”	Section 3.3(a)
“Indemnified Parties”	Section 5.8(a)

“IRS”	Section 3.20(j)
“law”	Section 9.12
“Merger”	Recitals
“Merger Sub”	Preamble
“Merger Sub Common Stock”	Section 2.1(d)
“Nasdaq”	Section 2.1
“Notice of Superior Offer”	Section 5.4(c)
“Pension Plans”	Section 3.20(a)
“Person”	Section 2.1(g)
“Potential Acquiror”	Section 5.2(a)
“Proxy Statement/ Prospectus”	Section 3.24
“Reference Date”	Section 3.8
“Registration Statement”	Section 3.24
“Rights Agreement”	Section 3.4
“SEC”	Section 3.7
“Securities Act”	Section 3.7
“Subsidiary”	Section 2.1(g)
“Superior Offer”	Section 5.4(c)
“Surviving Corporation”	Section 1.1
“Tax” or “Taxes”	Section 3.19(a)
“Tax Representation Letters”	Section 6.5
“Tax Return” or “Tax Returns”	Section 3.19(a)
“Trading Day”	Section 2.1
“Waiver Agreement”	Section 3.9
“Welfare Plans”	Section 3.20(a)

AGREEMENT AND PLAN OF REORGANIZATION

      This AGREEMENT AND PLAN OF REORGANIZATION (this “AGREEMENT”) is made and entered into as of September 27, 2002 by and among Angiotech Pharmaceuticals, Inc., a corporation organized under the laws of British Columbia (“ANGIOTECH”), Chardonnay Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Angiotech (“MERGER SUB”), and Cohesion Technologies, Inc, a Delaware corporation (“COHESION”), with respect to the following facts:

      A. The respective boards of directors of Angiotech, Merger Sub and Cohesion have approved and declared advisable this Agreement and the merger of Merger Sub with and into Cohesion (the “MERGER”), upon the terms and subject to the conditions set forth herein, and have determined that the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, their respective stockholders.

      B. Pursuant to the Merger, among other things, the outstanding shares of Cohesion Common Stock, $0.001 par value (“COHESION COMMON STOCK”), will be converted into the right to receive shares of Angiotech Common Stock, no par value (“ANGIOTECH COMMON STOCK”), at the rate set forth herein.

      C. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Angiotech’s and Merger Sub’s willingness to enter into this Agreement, Angiotech is entering into voting agreements in the form of Exhibit A attached hereto with each of the members of Cohesion’s board of directors, in their respective capacities as Cohesion stockholders (the “COHESION VOTING AGREEMENTS”).

      D. For United States federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “CODE”).

      The parties agree as follows:

ARTICLE I

THE MERGER

      1.1     The Merger At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the General Corporation Law of the State of Delaware (the “DELAWARE LAW”), (i) Merger Sub shall be merged with and into Cohesion, (ii) the separate corporate existence of Merger Sub shall cease, and (iii) Cohesion shall be the surviving corporation and a wholly-owned subsidiary of Angiotech. Cohesion, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “SURVIVING CORPORATION.”

      1.2     Closing; Effective Time The closing of the Merger and the other transactions contemplated hereby (the “CLOSING”) will take place at 8:00 a.m., local time, on a date to be specified by the parties (the “CLOSING DATE”), which shall be no later than the third Business Day after satisfaction or waiver of the conditions set forth in Article VI and Article VII, unless another time or date is agreed to by the parties hereto. The Closing shall take place at the offices of Latham & Watkins, 135 Commonwealth Drive, Menlo Park, California, or at such other location as the parties hereto shall mutually agree. At the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger substantially in the form of Exhibit B attached hereto (the “CERTIFICATE OF MERGER”) with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of the Delaware Law (the time of such filing, or such later time as may be agreed in writing by the parties and specified in the Certificate of Merger, being the “EFFECTIVE TIME”). For purposes of this Agreement, “BUSINESS DAY” means every day other than Saturdays, Sundays and days when commercial banks are authorized to be closed for business in New York, New York.

      1.3     Effects of the Merger The effects of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the Delaware Law. Without limiting the foregoing, at the Effective Time all the property, rights, privileges, powers and franchises of Cohesion and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Cohesion and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

      1.4     Certificate of Incorporation; Bylaws

      (a) Subject to Section 5.8, from and after the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended in its entirety to read as the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time; provided, however, that the name of the Surviving Corporation shall be “Cohesion Technologies, Inc.”

      (b) Subject to Section 5.8, from and after the Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation.

      1.5     Directors and Officers of the Surviving Corporation

      The directors and officers of Merger Sub immediately prior to the Effective Time shall serve as the initial directors and officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified.

ARTICLE II

CONVERSION OF SHARES

      2.1     Conversion of Stock Pursuant to the Merger, and without any action on the part of the holders of any outstanding shares of capital stock or securities of Cohesion or Merger Sub:

      (a) As of the Effective Time, each share of Cohesion Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Cohesion Common Stock to be canceled pursuant to Section 2.1(c)) shall be automatically converted into a number of fully paid and nonassessable share of Angiotech Common Stock (the “EXCHANGE RATIO”) calculated as follows: If the Angiotech Reference Price is from $34.00 to $46.00 per share, the Exchange Ratio will be the quotient of US $4.05 divided by the Angiotech Reference Price; if the Angiotech Reference Price is above US $46.00 per share, the Exchange Ratio will be 0.0880; and if the Angiotech Reference Price is below US $34.00 per share, the Exchange Ratio will be 0.1191. The “ANGIOTECH REFERENCE PRICE” will be the average of the daily high and low selling prices on the Nasdaq National Market (the “NASDAQ”) (as reported in The Wall Street Journal, or if not reported therein, any other authoritative source) of one share of Angiotech Common Stock during the twenty (20) Trading Day period ending on the third Trading Day prior to the Effective Time. A “TRADING DAY” is a day on which the Nasdaq is open and available for at least five hours for the trading of securities.

      (b) As of the Effective Time, each holder of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Cohesion Common Stock shall cease to have any rights with respect thereto, except the right to receive (i) the number of whole shares of Angiotech Common Stock which such holder shall be entitled to receive pursuant to the terms hereof, and (ii) cash in lieu of fractional shares of Angiotech Common Stock in accordance with Section 2.1(f), without interest.

      (c) As of the Effective Time, each share of Cohesion Common Stock held of record immediately prior to the Effective Time by Cohesion, Merger Sub, Angiotech or any Subsidiary (as defined in Section 2.1(g)) of Cohesion or of Angiotech shall be canceled and extinguished without any conversion thereof.

      (d) As of the Effective Time, each share of Common Stock, $0.001 par value, of Merger Sub (the “MERGER SUB COMMON STOCK”) issued and outstanding immediately prior to the Effective Time shall be automatically converted into one validly issued, fully paid and nonassessable share of Common

Stock, $0.001 par value, of the Surviving Corporation. Each certificate evidencing ownership of a number of shares of Merger Sub Common Stock shall be deemed to evidence ownership of the same number of shares of Common Stock, $0.001 par value, of the Surviving Corporation.

      (e) Without limiting any other provision of this Agreement, the Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Angiotech Common Stock or Cohesion Common Stock), extraordinary dividend or distribution, reorganization, reclassification, recapitalization or other like change with respect to Angiotech Common Stock or Cohesion Common Stock occurring or having a record date or an effective date on or after the date hereof and prior to the Effective Time.

      (f) No fraction of a share of Angiotech Common Stock will be issued by virtue of the Merger. Instead, each holder of shares of Cohesion Common Stock who would otherwise be entitled to a fraction of a share of Angiotech Common Stock (after aggregating all fractional shares of Angiotech Common Stock to be received by such holder) shall receive from Angiotech an amount of cash (rounded down to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the Angiotech Closing Value. For the purposes of this Agreement, “ANGIOTECH CLOSING VALUE” shall mean the closing price of one share of Angiotech Common Stock on the Nasdaq (as reported in The Wall Street Journal, or if not reported therein, any other authoritative source) on the trading day immediately preceding the Effective Time.

      (g) For the purposes of this Agreement, the “EXCHANGE MULTIPLE” of any quantity means the product obtained from multiplying such quantity by the Exchange Ratio, and the “EXCHANGE QUOTIENT” of any quantity means the quotient obtained from dividing such quantity by the Exchange Ratio. For purposes of this Agreement, (i) the term “SUBSIDIARY,” when used with respect to any Person, means any corporation, entity or other organization, whether incorporated or unincorporated, of which (A) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation, entity or other organization is directly or indirectly owned or controlled by such Person (through ownership of securities, by contract or otherwise) or (B) such Person or any Subsidiary of such Person is a general partner of any general partnership or a manager of any limited liability company; provided, however, that under no circumstances shall NeuColl, Inc., a corporation organized under the laws of the State of Delaware, be deemed to be a Subsidiary of Cohesion for purposes of this Agreement, other than for the purpose of Section 3.19 of this Agreement for periods prior to March 2000, for which periods and purpose NeuColl, Inc. shall be deemed to be a Subsidiary of Cohesion. For the purposes of this Agreement, the term “PERSON” means any individual, group, organization, corporation, partnership, joint venture, limited liability company, trust or entity of any kind.

      2.2     Cohesion Options; Cohesion Purchase Plans; Cohesion Warrants

      (a) Not later than thirty (30) days prior to the Effective Time, all outstanding options to purchase shares of Cohesion Common Stock (the “COHESION OPTIONS”), whether or not then fully exercisable or vested, granted under any plan or agreement of Cohesion or a Cohesion Stock Plan (as hereinafter defined), other than purchase rights under the Cohesion Purchase Plan (as hereinafter defined), shall become fully exercisable and vested. For purposes of this Agreement, “COHESION STOCK PLANS” means Cohesion’s 1998 Restated Stock Option Plan, Cohesion’s 1998 Directors’ Stock Option Plan and Cohesion’s 2002 Non-Qualified Stock Option Plan. At the Effective Time, each then outstanding Cohesion Option shall be assumed by Angiotech in such a manner that it shall be exercisable upon the same terms and conditions as under the Cohesion Stock Plan or other plan or agreement pursuant to which it was granted; provided that (i) each such option thereafter shall be exercisable for a number of shares of Angiotech Common Stock (rounded down to the nearest whole share) equal to the Exchange Multiple of the number of shares of Cohesion Common Stock subject to such option, and (ii) the option price per share of Angiotech Common Stock thereafter shall equal the Exchange Quotient of the option price per share of Cohesion Common Stock subject to such option in effect immediately prior to the Effective Time, rounded up to the nearest whole cent (the “ASSUMED COHESION OPTIONS”).

      (b) Each outstanding purchase right under the Cohesion 2001 Employee Stock Purchase Plan (the “COHESION PURCHASE PLAN”) shall be exercised for the purchase of shares of Angiotech Common Stock at the price per share determined pursuant to the Cohesion Purchase Plan on the date immediately prior to the Closing Date, pursuant to Section 19(b) of the Cohesion Purchase Plan (the “FINAL OFFERING PERIOD”). At or prior to the Effective Time, Cohesion shall take all action necessary to provide that, immediately following the Final Offering Period, the Cohesion Purchase Plan shall be terminated and no Person shall have any further right to purchase Angiotech Common Stock under the Cohesion Purchase Plan.

      (c) Each outstanding warrant to purchase Cohesion Common Stock (the “COHESION WARRANTS”) shall be assumed by Angiotech in such a manner that it shall be exercisable upon the same terms and conditions as under the agreement pursuant to which it was granted; provided that each such warrant thereafter shall be exercisable for a number of shares of Angiotech Common Stock (rounded down to the nearest whole share) equal to the Exchange Multiple of the number of shares of Cohesion Common Stock subject to such warrant (the “ASSUMED COHESION WARRANTS”).

      2.3     Exchange of Stock Certificates

      (a) Prior to the Effective Time, Angiotech shall enter into an agreement with a bank or trust company selected by Angiotech and reasonably acceptable to Cohesion to act as the exchange agent for the Merger (the “EXCHANGE AGENT”).

      (b) At or prior to the Effective Time, Angiotech shall supply or cause to be supplied to or for the account of the Exchange Agent in trust for the benefit of the holders of Cohesion Common Stock, for exchange pursuant to this Section 2.3: (i) certificates (or, book entry) evidencing the shares of Angiotech Common Stock issuable pursuant to Section 2.1 to be exchanged for outstanding shares of Cohesion Common Stock, and (ii) cash in an aggregate amount sufficient to make the payments in lieu of fractional shares provided for in Section 2.1(f).

      (c) Promptly after the Effective Time, Angiotech shall mail or shall cause to be mailed to each Holder a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Cohesion Certificates shall pass, only upon proper delivery of the Cohesion Certificates to the Exchange Agent) and instructions for surrender of the Cohesion Certificates. Upon surrender to the Exchange Agent of a Cohesion Certificate, together with such letter of transmittal duly executed, the Holder shall be entitled to receive in exchange therefor: (i) certificates evidencing that number of shares of Angiotech Common Stock issuable to such Holder in accordance with this Article II; (ii) any dividends or other distributions that such Holder has the right to receive pursuant to Section 2.3(d); and (iii) cash in respect of fractional shares as provided in Section 2.1(f), and such Cohesion Certificate so surrendered shall forthwith be canceled. No certificate representing shares of Angiotech Common Stock will be issued to a Person who is not the registered owner of a surrendered Cohesion Certificate unless (i) the Cohesion Certificate so surrendered has been properly endorsed or otherwise is in proper form for transfer, and (ii) such Person shall either (A) pay any transfer or other tax required by reason of such issuance or (B) establish to the reasonable satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 2.3, from and after the Effective Time, each Cohesion Certificate shall be deemed to represent, for all purposes other than payment of dividends, the right to receive a certificate representing the number of full shares of Angiotech Common Stock as determined in accordance with this Article II and cash in lieu of fractional shares as provided in Section 2.1(f). For purposes of this Agreement, “COHESION CERTIFICATE” means a certificate which immediately prior to the Effective Time represented shares of Cohesion Common Stock, and “HOLDER” means a person who holds one or more Cohesion Certificates as of the Effective Time.

      (d) No dividend or other distribution declared with respect to Angiotech Common Stock with a record date after the Effective Time will be paid to Holders of unsurrendered Cohesion Certificates until such Holders surrender their Cohesion Certificates. Upon the surrender of such Cohesion Certificates, there shall be paid to such Holders, promptly after such surrender, the amount of dividends or other distributions, excluding interest, declared with a record date after the Effective Time and not paid because of the failure to surrender Cohesion Certificates for exchange.

      (e) Notwithstanding anything to the contrary in this Agreement, neither the Exchange Agent, Angiotech, the Surviving Corporation nor any party hereto shall be liable to any holder of shares of Cohesion Common Stock for shares of Angiotech Common Stock or cash in lieu of fractional shares delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

      2.4     Lost, Stolen or Destroyed Certificates In the event that any Cohesion Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue and pay in respect of such lost, stolen or destroyed Cohesion Certificates, upon the making of an affidavit of that fact by the holder thereof, the shares of Angiotech Common Stock as may be required pursuant to Section 2.1 and cash in lieu of fractional shares, if any, as may be required pursuant to Section 2.1(f) and any dividends or distributions payable pursuant to Section 2.3(d); provided, however, that Angiotech may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Cohesion Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Angiotech or the Exchange Agent with respect to such Cohesion Certificate alleged to have been lost, stolen or destroyed.

      2.5     Tax Consequences For United States federal income tax purposes, it is intended by the parties hereto that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COHESION

      Cohesion makes to Angiotech and Merger Sub the representations and warranties contained in this Article III, in each case subject to the exceptions set forth in the disclosure statement, dated as of the date hereof (the “COHESION DISCLOSURE STATEMENT”). The Cohesion Disclosure Statement shall be arranged in schedules corresponding to the numbered and lettered Sections of this Article III, and the disclosure on any Schedule of the Cohesion Disclosure Statement shall only qualify the corresponding Section of this Article III, unless the disclosure contained in such Section contains such information so as to enable a reasonable person to determine that such disclosure qualifies or otherwise applies to other Sections of this Article III.

      3.1     Organization, etc.

      (a) Cohesion is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority or qualification would not, individually or in the aggregate, reasonably be expected to have a Cohesion Material Adverse Effect. Cohesion is duly qualified as a foreign Person to do business, and is in good standing, in each jurisdiction where the character of its owned or leased properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Cohesion Material Adverse Effect.

      For the purposes of this Agreement, “COHESION MATERIAL ADVERSE EFFECT” means any change, event, or effect that has had or would reasonably be expected to have a material adverse effect on (i) the business, results of operations, or financial condition of Cohesion, (ii) the ability of Cohesion to consummate the Merger or any of the transactions contemplated by this Agreement or to perform any of its obligations under this Agreement before the End Date, or (iii) Angiotech’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation under applicable U.S. federal and state law. Notwithstanding the foregoing, with respect to item (i) above, none of the following shall be deemed (either alone or in combination) to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Cohesion Material Adverse Effect: (A) any adverse change, event or effect arising from or relating to general business or economic conditions; (B) any adverse change, event or effect relating to or affecting the medical device industry generally; and (C) any adverse change, event or effect arising from or relating to the announcement or pendency of the Merger, including, but not limited to, changes or effects which result from the loss of customers or delay, cancellation or cessation of orders for Cohesion’s products.

      (b) Cohesion is not in violation of any provision of its certificate of incorporation or bylaws.

      3.2     Authority Relative to this Agreement Cohesion has full corporate power and authority to (i) execute and deliver this Agreement and (ii) assuming the adoption of this Agreement by a majority of the outstanding shares of Cohesion Common Stock at the Cohesion Stockholder Meeting or any adjournment or postponement thereof in accordance with the Delaware Law, consummate the Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement, and the consummation of the Merger and the other transactions contemplated hereby, have been duly and validly authorized by the vote of Cohesion’s board of directors, and no other corporate proceedings on the part of Cohesion are necessary to authorize this Agreement or to consummate the Merger and the other transactions contemplated hereby (other than, with respect to the Merger, the adoption of this Agreement by a majority of the outstanding shares of Cohesion Common Stock at the Cohesion Stockholder Meeting or any adjournment or postponement thereof in accordance with the Delaware Law). This Agreement has been duly and validly executed and delivered by Cohesion and, assuming due authorization, execution and delivery by Angiotech and Merger Sub, constitutes a valid and binding agreement of Cohesion, enforceable against Cohesion in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

      3.3     No Violations, Etc.

      (a) No filing with or notification to, and no permit, authorization, consent or approval of, any court, administrative agency, commission or other governmental or regulatory body, authority or instrumentality (“GOVERNMENT ENTITY”) or any Person is necessary on the part of Cohesion for the consummation by Cohesion of the Merger and the other transactions contemplated hereby, except (i) for the filing of the Certificate of Merger as required by the Delaware Law, (ii) the applicable requirements of the Securities Exchange Act of 1934, as amended (together with the Rules and Regulations promulgated thereunder, the “EXCHANGE ACT”), state securities or “blue sky” laws and state takeover laws, (iii) any filing required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR ACT”) and (iv) where the failure to make such filing or notification or to obtain such permit, authorization, consent or approval would not, individually or in the aggregate, have a Cohesion Material Adverse Effect.

      (b) Cohesion does not carry on, in whole or in part, an operating business in Canada and neither the aggregate value of the assets in Canada of Cohesion nor the gross revenues of Cohesion in or from Canada generated from those assets, exceeds CDN $35,000,000.

      (c) Neither the execution and delivery of this Agreement, nor the consummation of the Merger and the other transactions contemplated hereby, nor compliance by Cohesion with all of the provisions hereof and thereof, will, subject to obtaining the approval of this Agreement by the holders of a majority of the outstanding shares of Cohesion Common Stock at the Cohesion Stockholder Meeting or any adjournment thereof in accordance with the Delaware Law, (i) conflict with or result in any breach of any provision of the certificate of incorporation or bylaws of Cohesion, (ii) violate any material order, writ, injunction, decree, statute, rule or regulation applicable to Cohesion, or by which any of its properties or assets may be bound, or (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, or result in any material change in, or give rise to any right of termination, cancellation, acceleration, redemption or repurchase under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which Cohesion is a party or by which it or its properties or assets may be bound, except in the case of clauses (ii) or (iii) above, for any such conflicts, breaches, violations, defaults or other occurrences that would not individually or in the aggregate, reasonably be expected to have a Cohesion Material Adverse Effect.

      (d) Schedule 3.3(d) of the Cohesion Disclosure Statement sets forth all notices, consents, waivers and approvals required to be obtained in connection with the consummation of the transactions contemplated hereby under any of Cohesion’s notes, bonds, mortgages, indentures, deeds of trust, licenses or leases, contracts, agreements or other instruments or obligations, the failure to obtain which would reasonably be expected to have a Cohesion Material Adverse Effect.

      3.4     Board Recommendation Cohesion’s board of directors has, at a meeting of such board duly held on September 26, 2002, (i) approved and adopted this Agreement, (ii) determined that this Agreement is advisable, fair to and in the best interests of Cohesion’s stockholders, (iii) resolved to recommend adoption of this Agreement to Cohesion’s stockholders, (iv) resolved that Cohesion take all action necessary to exempt the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby from the provisions of all applicable state anti-takeover statutes or regulations including, but not limited to, Section 203 of the Delaware Law, and (v) resolved to render the rights issued under the Cohesion Rights Agreement, adopted by Cohesion’s board of directors on April 21, 1999 (the “RIGHTS AGREEMENT”), inapplicable to the Merger, this Agreement and the other transactions contemplated hereby.

      3.5     Fairness Opinion Cohesion has received the opinion of U.S. Bancorp Piper Jaffray Inc. dated the date of the approval of this Agreement by Cohesion’s board of directors to the effect that the Exchange Ratio is fair to Cohesion’s stockholders from a financial point of view, and has provided a copy of such opinion to Angiotech.

      3.6     Capitalization

      (a) The authorized capital stock of Cohesion consists of 15,000,000 shares of Cohesion Common Stock and 5,000,000 shares of Preferred Stock, $0.001 par value (“COHESION PREFERRED STOCK”). As of September 25, 2002, there were (i) 9,479,436 shares of Cohesion Common Stock outstanding (excluding treasury shares), (ii) no shares of Cohesion Preferred Stock outstanding, and (iii) 515,100 treasury shares.

      (b) Except for the Cohesion Options, purchase rights under the Cohesion Purchase Plans, the rights issued under the Cohesion Rights Agreement and the Cohesion Warrants identified in Schedule 3.6(b) of the Cohesion Disclosure Statement, there are no warrants, options, convertible securities, calls, rights, stock appreciation rights, preemptive rights, rights of first refusal, or agreements or commitments of any nature obligating Cohesion to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests of Cohesion, or obligating Cohesion to grant, issue, extend, accelerate the vesting of, or enter into, any such warrant, option, convertible security, call, right, stock appreciation right, preemptive right, right of first refusal, agreement or commitment. To the knowledge of Cohesion, except for the Cohesion Voting Agreements, there are no voting trusts, proxies or other agreements or understandings with respect to the capital stock of Cohesion. For purposes of this Agreement, “to the knowledge of Cohesion,” or words of similar import, shall mean the actual knowledge of the persons set forth on Schedule 3.6(b) of the Cohesion Disclosure Statement.

      (c) True and complete copies of the Cohesion Stock Plans, the Cohesion Purchase Plans, the Rights Agreement, the Common Stock Purchase Agreement dated July 24, 2002 (the “COMMON STOCK PURCHASE AGREEMENT”) and of the forms of all agreements and instruments relating to or issued under each thereof, have been made available to Angiotech. Except as required by this Agreement, such agreements, instruments, and forms have not been amended, modified or supplemented, and there are no agreements to amend, modify or supplement any such agreements, instruments or forms.

      (d) Schedule 3.6(d) of the Cohesion Disclosure Statement sets forth the following information with respect to each Cohesion Option: the aggregate number of shares issuable thereunder, the type of option, the grant date, the expiration date, the exercise price and the vesting schedule. Each Cohesion Option was granted in accordance with the terms of the Cohesion Stock Plan applicable thereto.

      3.7     SEC Filings Cohesion has filed with the United States Securities and Exchange Commission (the “SEC”) all required forms, reports, registration statements and documents required to be filed by it with the SEC (collectively, all such forms, reports, registration statements and documents filed since January 1, 2001 are referred to herein as the “COHESION SEC REPORTS”). All of the Cohesion SEC Reports complied as to form, when filed, in all material respects with the applicable provisions of the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “SECURITIES ACT”) and the Exchange Act, as the case may be. Accurate and complete copies of the Cohesion SEC Reports have been made available to Angiotech. As of their respective dates, the Cohesion SEC Reports (including all exhibits and schedules thereto and documents incorporated by reference therein) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

      3.8     Financial Statements Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Cohesion SEC Reports (the “COHESION FINANCIAL STATEMENTS”), (x) was prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (y) fairly presented the consolidated financial position of Cohesion as of the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, consistent with the books and records of Cohesion, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount. The balance sheet of Cohesion contained in Cohesion’s Form 10-Q for the quarter ended June 30, 2002 (the “REFERENCE DATE”) is hereinafter referred to as the “COHESION BALANCE SHEET.”

      3.9     Absence of Undisclosed Liabilities Cohesion does not have any liabilities (absolute, accrued, contingent or otherwise) other than liabilities or obligations: (i) included in the Cohesion Balance Sheet and the related notes to the financial statements; (ii) reflected in the Cohesion SEC Reports through the date of the filing of Cohesion’s Quarterly Report on Form 10-Q in respect of the quarter ended June 30, 2002; (iii) incurred since the Reference Date in the ordinary course of business and consistent with past practice; (iv) incurred in the ordinary course of business which are not required by GAAP to be reflected on a balance sheet; (v) under the Common Stock Purchase Agreement and the transactions contemplated thereby; (vi) under the Waiver Agreement, dated as of August 30, 2002 (the “WAIVER AGREEMENT”), by and among Cohesion and the investors listed on the signature pages thereto; (vii) which do not have, individually or in the aggregate, a Cohesion Material Adverse Effect; and (viii) under this Agreement.

      3.10     Absence of Changes or Events Except as described in the Cohesion SEC Reports or as contemplated by this Agreement, the Common Stock Purchase Agreement or the Waiver Agreement, since the Reference Date, no Cohesion Material Adverse Effect has occurred and, in addition, Cohesion has not, directly or indirectly:

      (a) purchased, otherwise acquired, or agreed to purchase or otherwise acquire any shares of capital stock of Cohesion, or declared, set aside or paid any dividend or otherwise made a distribution (whether in cash, stock, property or any combination thereof) in respect of its capital stock (other than dividends or other distributions payable solely to Cohesion or repurchases of unvested shares from employees in connection with the termination of employment (for any reason) in accordance with agreements outstanding or policies existing on the date hereof, or entered into thereafter in the ordinary course of business and consistent with past practice);

      (b) (i) created or incurred any indebtedness for borrowed money exceeding US $100,000 in the aggregate, or (ii) except as set forth in Section 3.10(b) of the Cohesion Disclosure Statement, assumed, guaranteed, endorsed or otherwise, as an accommodation, become responsible for the obligations of any other Person, made any loans or advances to any other Person exceeding US $100,000 in the aggregate, except for travel advances and other advances made to employees in the ordinary course of business and consistent with past practice;

      (c) instituted any change in accounting methods, principles or practices other than as required by GAAP or the rules and regulations promulgated by the SEC and disclosed in the notes to the Cohesion Financial Statements;

      (d) revalued any assets, including without limitation, writing down the value of inventory or writing off notes or accounts receivable in excess of amounts previously reserved as reflected in the Cohesion Balance Sheet;

      (e) suffered any damage, destruction or loss, whether covered by insurance or not, except for such as would not, individually or in the aggregate exceed US $100,000;

      (f) (i) increased in any manner the compensation of any of its directors, officers or, other than in the ordinary course of business and consistent with past practice or pursuant to written agreements outstanding on the date hereof, of a non-officer employee; (ii) granted any severance or termination pay to any person; (iii) entered into any oral or written employment, consulting, indemnification or severance agreement with any person other than agreements involving amounts in each case not in excess of US $100,000; (iv) other than as required by law or the specific terms of the Employee Benefit Plans, as defined in Section 3.20(a) hereof, adopted, become obligated under, or amended any employee benefit plan, program or arrangement; or (v) repriced any Cohesion Options granted under the Cohesion Stock Plans;

      (g) sold, transferred, leased to a third party, licensed to a third party, pledged, mortgaged, encumbered, or otherwise disposed of, or agreed to sell, transfer, lease to a third party, license to a third party, pledge, mortgage, encumber or otherwise dispose of, any material portion of any material property (including intangibles, real, personal or mixed);

      (h) except as required by this Agreement, adopted any amendment to the certificate of incorporation or bylaws of Cohesion;

      (i) effected any split, combination or reclassification of any capital stock of Cohesion;

      (j) been party to any merger, consolidation, share exchange, business combination, recapitalization or similar transaction;

      (k) made any capital expenditure in any calendar month which, when added to all other capital expenditures made by or on behalf of Cohesion in such calendar month, resulted in such capital expenditures exceeding US $100,000 in the aggregate;

      (l) paid, discharged or satisfied any material claims, liabilities or obligations (absolute, accrued, contingent or otherwise), other than the payment, discharge or satisfaction of liquidated claims, liabilities or obligations when due and the payment, discharge or satisfaction of liabilities (including accounts payable) in the ordinary course of business and consistent with past practice, or collected, or accelerated the collection of, any material amounts owed (including accounts receivable) other than their collection in the ordinary course of business;

      (m) entered into any hedging, option, derivative or other similar transaction or any foreign exchange position or contract for the exchange of currency other than in the ordinary course of business and consistent with past practice;

      (n) waived, released, assigned, settled or compromised any material claim or litigation, or commenced a lawsuit other than in the ordinary course of business for the routine collection of bills;

      (o) except as required by a Government Entity, or as set forth in Schedule 3.10(o) of the Cohesion Disclosure Statement made any material amendment to any 510(k) Notification or Pre-Market Approval already submitted to the FDA or to their foreign equivalents;

      (p) delayed, suspended, terminated or otherwise discontinued any planned or ongoing material research and development activities, programs, clinical trials or other such activities; or

      (q) entered into an agreement, contract, commitment or arrangement to do any of the foregoing, or authorized, recommended, proposed or announced an intention to do any of the foregoing other than as expressly contemplated by this Agreement.

      3.11     Subsidiaries Cohesion has no Subsidiaries and has had no Subsidiaries since August 18, 1998.

      3.12     Neucoll, Inc. Cohesion is directly or indirectly the record and beneficial owner of 150,000 shares of common stock, 2,400,000 shares of Series A Preferred Stock and a warrant to purchase 3,000,000 shares of common stock of NeuColl, Inc. In addition, Cohesion holds a convertible note of NeuColl, Inc. which is convertible into shares of common stock of NeuColl, Inc.; provided, that if such note is converted, the number of shares of common stock for which the warrant described in the previous sentence is exercisable shall be automatically reduced by the number of shares of common stock issued on such conversion. Except as set forth in Schedule 3.12 of the Cohesion Disclosure Statement, no director, officer or employee of Cohesion serves as a director, consultant, officer or employee of NeuColl, Inc. As of the date hereof, Cohesion is not a party to any arrangement, agreement or instrument which may require Cohesion to indemnify any person, assume any liability or make any payments to or on behalf of NeuColl, Inc.

      3.13     Litigation

      (a) There is no private or governmental claim, action, suit (whether in law or in equity), investigation or proceeding of any nature (“ACTION”) pending or, to the knowledge of Cohesion, threatened against Cohesion, or its officers and directors (in their capacities as such), or involving any of its assets, before any court, governmental or regulatory authority or body, or arbitration tribunal, except for those Actions which, individually or in the aggregate, would not have a Cohesion Material Adverse Effect. There is no Action pending or, to the knowledge of Cohesion, threatened which in any manner challenges, seeks to, or is reasonably likely to prevent, enjoin, alter or delay the transactions contemplated by this Agreement.

      (b) There is no outstanding judgment, order, writ, injunction or decree of any court, governmental or regulatory authority or body, or arbitration tribunal in a proceeding to which Cohesion or any of its assets is or was a party or by which Cohesion or any of its assets is bound.

      3.14     Insurance Schedule 3.14 of the Cohesion Disclosure Statement sets forth all insurance policies (including without limitation workers’ compensation insurance policies) covering the business, properties or assets of Cohesion, the premiums and coverage of such policies, and all claims in excess of US $100,000 made against any such policies since January 1, 2001. All such policies are in effect, and true and complete copies of all such policies have been made available to Angiotech. Cohesion has not received notice of the cancellation or threat of cancellation of any of such policy.

      3.15     Contracts and Commitments

      (a) Except as filed as an exhibit to the Cohesion SEC Reports, Cohesion is not a party to or bound by any material oral or written contract, obligation or commitment in any of the following categories:

(i) agreements or arrangements that contain severance pay, understandings with respect to tax arrangements, understandings with respect to expatriate benefits, or post-employment liabilities or obligations;

(ii) agreements or plans under which benefits will be increased or accelerated by the occurrence of any of the transactions contemplated by this Agreement, or under which the value of the benefits will be calculated on the basis of any of the transactions contemplated by this Agreement;

(iii) agreements, contracts or commitments currently in force relating to the disposition or acquisition of assets other than in the ordinary course of business, or relating to an ownership interest in any corporation, partnership, joint venture or other business enterprise;

(iv) agreements, contracts or commitments for the purchase of materials, supplies or equipment which provide for purchase prices substantially greater than those presently prevailing for such materials, supplies or equipment, or which are with sole or single source suppliers;

(v) guarantees or other agreements, contracts or commitments under which Cohesion is absolutely or contingently liable for (A) the performance of any other person, firm or corporation (other than Cohesion), or (B) the whole or any part of the indebtedness or liabilities of any other Person (other than Cohesion);

(vi) powers of attorney authorizing the incurrence of a material obligation on the part of Cohesion;

(vii) agreements, contracts or commitments which limit or restrict (A) where Cohesion may conduct business, (B) the type or lines of business (current or future) in which they may engage, or (C) any acquisition of assets or stock (tangible or intangible) by Cohesion;

(viii) agreements, contracts or commitments containing any agreement with respect to a change of control of Cohesion;

(ix) agreements, contracts or commitments for the borrowing or lending of money, or the availability of credit (except credit extended by Cohesion to customers in the ordinary course of business and consistent with past practice or as otherwise contemplated by this Agreement);

(x) any hedging, option, derivative or other similar transaction and any foreign exchange position or contract for the exchange of currency;

(xi) any joint marketing or joint development agreement, or any license or distribution agreement relating to any product of Cohesion entered into other than in the ordinary course of business; or

(xii) any agreement not otherwise set forth on Schedule 3.15 and Schedule 3.18 of the Cohesion Disclosure Statement that expressly obligates Cohesion to indemnify any other Person, including but not limited to any employee or consultant of Cohesion, against any charge of infringement, misappropriation or misuse of any intellectual property, other than indemnification provisions contained in purchase orders or customer agreements arising in the ordinary course of business.

      (b) Neither Cohesion nor to the knowledge of Cohesion, any other party to a Cohesion Contract (as hereinafter defined), has breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, nor does there exist any condition under which, with the passage of time or the giving of notice or both, could reasonably be expected to cause such a breach, violation or default under, any material agreement, contract or commitment to which Cohesion is a party or by which it or any of its properties or assets may be bound (any such agreement, contract or commitment, a “COHESION CONTRACT”), other than any breaches, violations or defaults which, individually or in the aggregate, would not have a Cohesion Material Adverse Effect.

      (c) Each Cohesion Contract is a valid, binding and enforceable obligation of Cohesion and to the knowledge of Cohesion, of the other party or parties thereto, in accordance with its terms, and in full force and effect, except where the failure to be valid, binding, enforceable and in full force and effect would not reasonably be expected to have a Cohesion Material Adverse Effect and to the extent enforcement may be limited by applicable bankruptcy, insolvency, moratorium or other laws affecting the enforcement of creditors’ rights governing or by general principles of equity or by competition laws.

      (d) An accurate and complete copy of each material Cohesion Contract and any amendment thereto has been made available to Angiotech.

      3.16     Labor Matters; Employment and Labor Contracts

      (a) Cohesion is neither a party to any union contract or other collective bargaining agreement, nor to the knowledge of Cohesion are there any activities or proceedings of any labor union to organize any of its employees. Cohesion is in compliance with all applicable (i) laws, regulations and agreements respecting employment and employment practices, (ii) terms and conditions of employment and (iii) occupational health and safety requirements, except for those failures to comply which, individually or in the aggregate, would not reasonably be expected to have a Cohesion Material Adverse Effect.

      (b) There is no labor strike, slowdown or stoppage pending (or any labor strike or stoppage threatened) against Cohesion. No petition for certification has been filed and is pending before the National Labor Relations Board with respect to any employees of Cohesion who are not currently organized. Cohesion has no obligations under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that would not reasonably be expected to have, individually or in the aggregate, a Cohesion Material Adverse Effect. There are no controversies pending or, to the knowledge of Cohesion, threatened, between Cohesion and any of its employees, which controversies would reasonably be expected to have, individually or in the aggregate, a Cohesion Material Adverse Effect.

      3.17     Compliance with Laws

      (a) Cohesion has not violated or failed to comply with any statute, law, ordinance, rule or regulation (including without limitation relating to the export or import of goods or technology) of any foreign, federal, state or local government or any other governmental department or agency, except where any such violations or failures to comply would not, individually or in the aggregate, reasonably be expected to have a Cohesion Material Adverse Effect.

      (b) Except as would not, individually or in the aggregate, have a Cohesion Material Adverse Effect, Cohesion is in possession of all franchises, grants, authorizations, licenses, establishment registrations, product listings, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Government Entity, including, without limitation, the United States Food and Drug Administration (the “FDA”), the United States Drug Enforcement Agency (“DEA”) and similar authorities in the U.S. and non-U.S. jurisdictions necessary for Cohesion to own, lease and operate its properties or to develop, produce, store, distribute, promote and sell its products or otherwise to carry on its business as it is now being conducted (the “COHESION PERMITS”), and, as of the date of this Agreement, no suspension or cancellation of any of the Cohesion Permits is pending or, to the knowledge of Cohesion, threatened, except where the failure to have, or the suspension or cancellation of, any of the Cohesion Permits would not, individually or in the aggregate, have a Cohesion Material Adverse Effect. Except for conflicts, defaults or violations which, individually or in the aggregate, would not have a Cohesion Material Adverse Effect, Cohesion is not in conflict with, or in default of, (i) any law applicable to Cohesion or by which any property, asset or product of Cohesion is bound or affected, including, without limitation, the Federal Food, Drug and Cosmetic Act (the “FDCA”), the Comprehensive Drug Abuse Prevention and Control Act of 1970 (the “CDAPCA”), the Controlled Substances Act (the “CSA”) and any other similar act or law or (ii) any Cohesion Permits.

      (c) Except as would not, individually or in the aggregate, have a Cohesion Material Adverse Effect:

(i) all manufacturing operations of Cohesion are being conducted in substantial compliance with applicable good manufacturing practices;

(ii) all necessary clearances or approvals from governmental agencies for all device products which are manufactured or sold by Cohesion have been obtained, and Cohesion is in substantial compliance with the most current form of each applicable clearance or approval with respect to the development, production, storage, distribution, promotion and sale by Cohesion of such products;

(iii) all of the clinical studies which have been, or are being conducted by or for Cohesion, are being conducted in substantial compliance with generally accepted good clinical practices and all applicable government regulatory, statutory and other requirements;

(iv) to the knowledge of Cohesion, none of its respective officers, employees or agents (during the term of such person’s employment by Cohesion or while acting as an agent of Cohesion) has made any untrue statement of a material fact or fraudulent statement to the FDA or any governmental agency (including, without limitation, non-U.S. regulatory agencies), failed to disclose a material fact required to be disclosed to the FDA or similar governmental agency (including, without limitation, non-U.S. regulatory agencies), or to the knowledge of Cohesion, committed an act, made a statement or failed to make a statement that could reasonably be expected to provide a basis for the FDA or similar governmental agency (including, without limitation, non-U.S. regulatory agencies) to invoke its Application Integrity Policy or similar governmental policy or regulation (including, without limitation, non-U.S. policies or regulations), rule, regulation or law;

(v) to the knowledge of Cohesion, Cohesion has not received any written notice that the FDA or any similar governmental agency (including, without limitation, non-U.S. regulatory agencies) has commenced, or threatened to initiate, any action to withdraw its approval or request the recall of any product of Cohesion, or commenced, or overtly threatened to initiate, any action to enjoin production at any facility of Cohesion;

(vi) to the knowledge of Cohesion, as to each article of drug, device or cosmetic manufactured and/or distributed by Cohesion, such article is not adulterated or misbranded within the meaning of the FDCA or any similar governmental act or law of any jurisdiction (including, without limitation, non-U.S. jurisdictions); and

(vii) To the knowledge of Cohesion, none of its respective officers, employees or agents (during the term of such person’s employment by Cohesion or while acting as an agent of Cohesion), subsidiaries or affiliates has been convicted of any crime or engaged in any conduct for which debarment or similar punishment is mandated or permitted by any applicable law.

      (d) As to each product subject to the jurisdiction of the FDA under the FDCA which is developed, manufactured, tested, distributed, held and/or marketed by Cohesion, to the knowledge of Cohesion such product is being developed, manufactured, held and distributed in substantial compliance with all applicable requirements under the FDCA, if applicable, including, but not limited to, such requirements relating to investigational use, pre-market clearance, good manufacturing practices, labeling, advertising, record keeping, filing of reports and security, except for such non-compliance which, individually or in the aggregate, would not have a Cohesion Material Adverse Effect.

      (e) To the knowledge of Cohesion, Cohesion has, prior to the execution of this Agreement, provided to Angiotech copies of or made available for Angiotech’s review any and all documents in its possession material to assessing Cohesion’s compliance with the FDCA or the CDAPCA and implementing regulations, including, but not limited to, copies in its possession of (i) all 483s issued during the last three years; (ii) all audit reports performed during the last three years, whether performed by Cohesion or an outside consultant; (iii) any material document (prepared by Cohesion) concerning any material oral or written communication received from the FDA, the DEA or the United States Department of Justice during the last three years; (iv) any administrative or judicial order, ruling or agreement issued or entered into during the last three years in which Cohesion or its respective predecessor companies were a named party; or (v) any recall notice or order relating to any product of Cohesion.

      (f) Schedule 3.17(f) of the Cohesion Disclosure Statement sets forth a complete and accurate list of (i) medical devices made by Cohesion with the FDA or similar U.S. or non-U.S. governmental agency, (ii) each clinical trial protocol submitted by Cohesion to the FDA or similar U.S. or non-U.S. governmental agency, (iii) each new Pre-Market Approval or 510(k) Notification and any amendments or supplements thereto filed by Cohesion pursuant to the FDCA, or any non-US. equivalents, (iv) each product license application filed by Cohesion pursuant to the Public Health Service Act, as amended, or any non-U.S. equivalents and (v) each establishment license application filed with respect to any product of Cohesion under the Public Health Service Act, as amended, or any non-U.S. equivalents.

      3.18     Intellectual Property Rights

      (a) Cohesion owns or has the right to use all intellectual property material used to and used in the conduct of its businesses (such intellectual property and the rights thereto are collectively referred to herein as the “COHESION IP RIGHTS”). No royalties or other payments are payable to any Person with respect to commercialization of any products presently sold or under development by Cohesion.

      (b) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not constitute a material breach of any instrument or agreement governing any material Cohesion IP Rights, and will not (i) cause the modification of any terms of any licenses or agreements relating to any material Cohesion IP Rights including, but not limited to, the modification of the effective rate of any royalties or other payments provided for in any such license or agreement, (ii) cause the forfeiture or termination of any material Cohesion IP Rights, (iii) give rise to a right of forfeiture or termination of any material Cohesion IP Rights or (iv) materially impair the right of Cohesion, the Surviving Corporation or Angiotech to use, sell or license any material Cohesion IP Rights or portion thereof.

      (c) The manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by Cohesion does not (i) violate in any material respect any license or agreement between Cohesion and any third party or (ii) to the knowledge of Cohesion, infringe in any material respect any patents or other intellectual property rights of any other party; and, to the knowledge of Cohesion, there is no pending or threatened claim or litigation contesting the validity, ownership or right to use, sell, license or dispose of any Cohesion IP Rights, or asserting that any Cohesion IP Rights or the proposed use, sale, license or disposition thereof, or the manufacture, use or sale of any products of Cohesion, conflicts or will conflict with the rights of any other party.

      (d) Cohesion has made available to Angiotech a worldwide list of all patents, trade names, trademarks and service marks, and applications for any of the foregoing owned or possessed by Cohesion and true and complete copies of such materials have been made available to Angiotech.

      (e) Cohesion has made available to Angiotech a true and complete copy of its standard form of employee confidentiality agreement and taken commercially reasonably necessary steps to ensure that all employees have executed such an agreement. To the knowledge of Cohesion, all consultants or third parties with access to proprietary information of Cohesion have executed appropriate agreements or are otherwise under obligations not to disclose confidential Cohesion IP Rights.

      (f) Cohesion is neither aware nor does it have reason to believe that any of its employees or consultants is obligated under any contract, covenant or other agreement or commitment of any nature, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of such employee’s or consultant’s best efforts to promote the interests of Cohesion or that would conflict with the business of Cohesion as presently conducted or proposed to be conducted. Cohesion has not entered into any agreement to indemnify any other person, including but not limited to any employee or consultant of Cohesion, against any charge of infringement, misappropriation or misuse of any intellectual property, other than indemnification provisions contained in purchase orders, license agreements, distribution agreements or other agreements arising in the ordinary course of business. To the knowledge of Cohesion, all current and former employees and consultants of Cohesion having had a material role in developing Cohesion’s medical devices have signed valid and enforceable written assignments to Cohesion of any and all rights or claims in any intellectual property that any such employee or consultant has or may have by reason of any contribution, participation or other role in the development, conception, creation, reduction to practice or authorship of any invention, innovation, development or work of authorship or any other intellectual property that is used in the business of Cohesion, and Cohesion possesses signed copies of all such written assignments by such employees and consultants.

      3.19     Taxes

      (a) For the purposes of this Agreement, “TAX” or “TAXES” refers to any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts. For purposes of this Agreement, “TAX RETURN” or “TAX RETURNS” refers to all federal, state and local and foreign returns, estimates, information statements and reports relating to Taxes.

      (b) Cohesion and each of its Subsidiaries have filed all material Tax Returns required to be filed by them, and have paid (or Cohesion has paid on behalf of each of its Subsidiaries) all Taxes due and payable as shown on such Tax Returns. True and correct copies of all Tax Returns filed by Cohesion and its Subsidiaries for the period beginning August 18, 1998 through the Closing have been provided or made available to Angiotech. The most recent financial statements contained in the Cohesion SEC Reports reflect an adequate reserve (which reserves were established in accordance with GAAP) for the payment of all Taxes of Cohesion and its Subsidiaries, accrued through the date of such financial statements. To the actual knowledge of Sharon S. Kokubun, Cohesion’s Vice President, Finance and Controller, no deficiencies for any Taxes have been proposed, asserted or assessed in writing against Cohesion or any of its Subsidiaries. Any such deficiencies proposed, asserted or assessed that are listed in the Cohesion Disclosure Statement are reflected by reserves maintained in accordance with GAAP and are being contested in good faith and by appropriate procedures.

      (c) None of Cohesion and its Subsidiaries have filed any consent agreement under Section 341(f) of the Code.

      (d) None of Cohesion and its Subsidiaries have (i) received any notice in writing that it is being audited by any taxing authority; (ii) granted any presently operative waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax; (iii) granted to any person a power of attorney with respect to Taxes, which power of attorney will be in effect as of or following the Closing; (iv) received a written inquiry regarding the filing of Tax Returns from a jurisdiction where it is not presently filing Tax Returns; or (v) availed itself of any Tax amnesty or similar relief in any taxing jurisdiction.

      (e) Cohesion is not responsible for the Taxes of another Person under Treasury Regulation Section 1.1502-6 or any analogous provision of foreign, state or local law, or under any contract, agreement or arrangement, other than for Taxes of its Subsidiary under Treasury Regulation Section 1.1502-6.

      (f) There is no lien for Taxes on any of the assets of Cohesion, except for liens for Taxes not yet due and payable.

      3.20     Employee Benefit Plans; ERISA

      (a) Schedule 3.20 of the Cohesion Disclosure Statement sets forth a complete list of each “employee pension benefit plan” as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (“PENSION PLANS”), “welfare benefit plan” as defined in Section 3(1) of ERISA (“WELFARE PLANS”), or stock bonus, stock option, restricted stock, stock appreciation right, stock purchase, bonus, incentive, deferred compensation, severance, holiday, or vacation plan, or any other employee benefit plan, program, policy or arrangement covering employees (or former employees) employed in the United States that either is maintained or contributed to by Cohesion or any of its ERISA Affiliates (as hereinafter defined) or to which Cohesion or any of its ERISA Affiliates is obligated to make payments or otherwise may have any liability (collectively, the “EMPLOYEE BENEFIT PLANS”) with respect to employees or former employees of Cohesion or any of its ERISA Affiliates. For purposes of this Agreement, “ERISA AFFILIATE” shall mean any person (as defined in Section 3(9) of ERISA) that is or has been a member of any group of persons described in Section 414(b), (c), (m) or (o) of the Code, including without limitation Cohesion.

      (b) Cohesion and each of the Pension Plans and Welfare Plans, are in compliance with the applicable provisions of ERISA, the Code and other applicable laws, except where the failure to comply would not, individually or in the aggregate, reasonably be expected to have a Cohesion Material Adverse Effect.

      (c) All contributions to, and payments from, the Pension Plans which are required to have been made in accordance with the Pension Plans have been timely made, except where the failure to make such contributions or payments on a timely basis would not, individually or in the aggregate, reasonably be expected to have a Cohesion Material Adverse Effect.

      (d) To the knowledge of Cohesion, all of Cohesion’s Pension Plans intended to qualify under Section 401 of the Code so qualify and no event has occurred and no condition exists with respect to the form or operation of such Pension Plans which would cause the loss of such qualification or the imposition of any material liability, penalty or tax under ERISA or the Code.

      (e) To the knowledge of Cohesion, there are no (i) investigations pending by any governmental entity involving the Pension Plans or Welfare Plans, nor (ii) pending or threatened claims (other than routine claims for benefits), suits or proceedings against any Pension Benefit or Welfare Plan, against the assets of any of the trusts under any Pension Benefit or Welfare Plan or against any fiduciary of any Pension Benefit or Welfare Plan with respect to the operation of such plan or asserting any rights or claims to benefits under any Pension Benefit Plan or against the assets of any trust under such plan, except for those which would not, individually or in the aggregate, give rise to any liability which would reasonably be expected to have a Cohesion Material Adverse Effect. To the knowledge of Cohesion, there are no facts which would give rise to any liability under this Section 3.20(e) except for those which would not, individually or in the aggregate, reasonably be expected to have a Cohesion Material Adverse Effect in the event of any such investigation, claim, suit or proceeding.

      (f) None of Cohesion, any employee of Cohesion, or to the knowledge of Cohesion any trustee, administrator, other fiduciary or any other “party in interest” or “disqualified person” with respect to the Pension Plans or Welfare Plans, has engaged in a non-exempt “prohibited transaction” (as such term is defined in Section 4975 of the Code or Section 406 of ERISA) other than such transactions that would not, individually or in the aggregate, reasonably be expected to have a Cohesion Material Adverse Effect.

      (g) Neither Cohesion nor any of its ERISA Affiliates currently maintain or contribute to any pension plan subject to Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA.

      (h) Neither Cohesion nor any of its ERISA Affiliates has incurred any material liability under Title IV of ERISA that has not been satisfied in full.

      (i) Neither Cohesion nor any of its ERISA Affiliates has any material liability (including any contingent liability under Section 4204 of ERISA) with respect to any multi-employer plan, within the meaning of Section 3(37) of ERISA, covering employees (or former employees) employed in the United States.

      (j) With respect to each of the Employee Benefit Plans, true, correct and complete copies of the following documents have been made available to Angiotech: (i) the plan document and any related trust agreement, including amendments thereto, (ii) any current summary plan descriptions and other material communications to participants relating to the Employee Benefit Plans, (iii) the three most recent Forms 5500, if applicable, and (iv) the most recent United States Internal Revenue Service (“IRS”) determination letter, if applicable.

      (k) None of the Welfare Plans maintained by Cohesion provides for continuing benefits or coverage for any participant or any beneficiary of a participant following termination of employment, except as may be required under COBRA, or except at the expense of the participant or the participant’s beneficiary. Cohesion has complied with the notice and continuation requirements of Section 4980B of the Code, COBRA, Part 6 of Subtitle B of Title I of ERISA and the regulations thereunder except where the failure to comply would not, individually or in the aggregate, reasonably be expected to have a Cohesion Material Adverse Effect.

      (l) No liability under any Pension Benefit Plan or Welfare Plan has been funded nor has any such obligation been satisfied with the purchase of a contract from an insurance company as to which Cohesion has received notice that such insurance company is in rehabilitation or a comparable proceeding.

      (m) Except as provided in the Employee Benefit Plans, the consummation of the transactions contemplated by this Agreement will not result in an increase in the amount of compensation or benefits or accelerate the vesting or timing of payment of any benefits or compensation payable to or in respect of any employee of Cohesion.

      (n) Except as set forth in Schedule 3.20(n) of the Cohesion Disclosure Statement, Cohesion has not adopted and does not maintain or contribute to any Foreign Plan. For purposes hereof, the term “FOREIGN PLAN” shall mean any plan, program, policy, arrangement or agreement maintained or contributed to by, or entered into with, Cohesion with respect to employees (or former employees) employed outside the United States to the extent the benefits provided thereunder are not mandated by the laws of the applicable foreign jurisdiction.

      3.21     Environmental Matters

      (a) For purposes of this Agreement:

(i) “CONTRACTOR” shall mean any person or entity, including but not limited to partners, licensors, and licensees, with which Cohesion or Angiotech, as the case may be, formerly or presently has any agreement or arrangement (whether oral or written) under which such person or entity has or had physical possession of, and was or is obligated to develop, test, process, manufacture or produce any product or substance on behalf of Cohesion or Angiotech, as the case may be.

(ii) “ENVIRONMENT” shall mean any land including, without limitation, surface land and sub-surface strata, seabed or river bed and any water (including, without limitation, coastal and inland waters, surface waters and ground waters and water in drains and sewers) and air (including, without limitation, air within buildings) and other natural or manmade structures above or below ground.

(iii) “ENVIRONMENTAL LAW” means any law or regulation, now or hereafter in effect and as amended, and any judicial or administrative interpretation thereof, in each case relating to the Environment or harm to or the protection of human health or animals or plants, including, without limitation, laws relating to public and workers health and safety, emissions, discharges or releases of chemicals or any other pollutants or contaminants or industrial, radioactive, dangerous, toxic or hazardous substances or wastes (whether in solid or liquid form or in the form of a gas or vapor and including noise and genetically modified organisms) into the Environment or otherwise relating to the manufacture processing use, treatment, storage, distribution, disposal transport or handling of substances or wastes. Environmental Laws include, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, as amended (“CERCLA”), the Resource Conservation and Recovery Act 42 USC, 6901 et seq., the Hazardous Materials Transportation Act 49 USC, 6901 et seq., the Clean Water Act 33, 1251 et seq., the Toxic Substances Control Act 15 USC, 2601 et seq., the Clean Air Act 42 USC, 7401 et seq., the Safe Drinking Water Act 42 USC, 300f et seq., the Atomic Energy Act 42 USC, 2201 et seq., the Federal Food Drug and Cosmetic Act 21 USC, 136 et seq., and the Federal Food Drug and Cosmetic Act 21 USC, 301 et seq., or equivalent statutes in countries other than the United States.

(iv) “ENVIRONMENTAL PERMIT” shall mean any permit, license, consent, approval, certificate, qualification, specification, registration and other authorization, and the filing of all notifications, reports and assessments, required by any federal, state, local or foreign government or regulatory entity pursuant to any Environmental Law.

(v) “HAZARDOUS MATERIAL” shall mean any pollutant, contaminant, or hazardous, toxic, medical, biohazardous, infectious or dangerous waste, substance, gas, constituent or material, defined or regulated as such in, or for purposes of, any Environmental Law, including, without limitation, any asbestos, any petroleum, oil (including crude oil or any fraction thereof), any radioactive substance, any polychlorinated biphenyls, any toxin, chemical, virus, infectious disease or disease causing agent, and any other substance that can give rise to liability under any Environmental Law.

      (b) Except for such cases that, individually or in the aggregate, have not and would not reasonably be expected to have a Cohesion Material Adverse Effect:

(i) To the knowledge of Cohesion, Cohesion possesses all Environmental Permits required under applicable Environmental Laws to conduct its current business and to use and occupy the Cohesion Real Property (as hereinafter defined) for its current business. All Environmental Permits are in full force and effect and Cohesion is, and to the knowledge of Cohesion, have at all times been, in material compliance with the terms and conditions of such Environmental Permits.

(ii) There are no facts or circumstances indicating that any Environmental Permits possessed by Cohesion would or might be revoked, suspended, canceled or not renewed, and all appropriate necessary action in connection with the renewal or extension of any Environmental Permits possessed by Cohesion relating to the current business and the Cohesion Real Property (as hereinafter defined) has been taken.

(iii) The execution and delivery of this Agreement and the consummation by Cohesion of the Merger and other transactions contemplated hereby and the exercise by Angiotech and the Surviving Corporation of rights to own and operate the business of Cohesion and use and occupy the Real Property (as hereinafter defined) and carry on its business substantially as presently conducted will not affect the validity or require the transfer of any Environmental Permits held by Cohesion and will not require any notification, disclosure, registration, reporting, filing, investigation or remediation under any Environmental Law.

(iv) Real property now or previously owned, leased or occupied by Cohesion (the “COHESION REAL PROPERTY”) is, to the knowledge of Cohesion, in compliance with, and within the period of all applicable statutes of limitation, has materially complied with all applicable Environmental Laws and has not received notice of any unresolved liability under any Environmental Law; and neither Cohesion, nor to the knowledge of Cohesion, is any portion of the Real Property in violation of any Environmental Law.

(v) Cohesion has not received written notice of any civil, criminal or administrative action, suit, demand, claim, complaint, hearing, notice of violation, investigation, notice or demand letter, proceeding or request for information pending or any liability (whether actual or contingent) directed to Cohesion, under any Environmental Law, to make good, repair, reinstate or clean up any of the Cohesion Real Property or any real property previously owned, leased, occupied or used by Cohesion. To the knowledge of Cohesion, there is no act, omission, event or circumstance giving rise or likely to give rise in the future to any such action, suit, demand, claim, complaint, hearing, notice of violation, investigation, notice or demand letter, proceeding, or request or any such liability or other liabilities (A) against Cohesion, or (B) against any person or entity, including but not limited to any Contractor, in connection with which liability could reasonably be imputed or attributed by law or contract to Cohesion.

(vi) There has not been any disposal, spill, discharge, or release of any Hazardous Material generated, used, owned, stored, or controlled by Cohesion or its predecessors in interest, on, at, or under any property presently or formerly owned, leased, or operated by Cohesion, any predecessor in interest, or any Contractor, during the time of Cohesion or predecessors owned, leased or operated such property and there are no Hazardous Materials located in, at, on, or under, or in the vicinity of, any such facility or property, or at any other location, in either case that could reasonably be expected to require investigation, removal, remedial, or corrective action by Cohesion or that would reasonably likely result in liability of, or costs in excess of, US $100,000, individually or in the aggregate, to Cohesion under any Environmental Law.

(vii) (A) Other than cleaning and office supplies normally used in the operation of an office, Hazardous Materials have not been generated, used, treated, handled or stored on, or transported to or from, or released on any Cohesion Real Property or, any property adjoining any Cohesion Real Property by Cohesion in material violation of any Environmental Law; (B) Cohesion has disposed of all wastes, including those wastes containing Hazardous Materials, in compliance with all applicable Environmental Law and Environmental Permits; and (C) to the knowledge of Cohesion, Cohesion has not transported or arranged for the transportation of any Hazardous materials to any location that is listed or proposed for listing on the National Priorities List under CERCLA or on the Comprehensive Environmental Response, Compensation and Liability Act Information System (“CERCLIS”) or any analogous state or country list or which is the subject of any environmental claim.

(viii) There has not been any underground or aboveground storage tank or other underground storage receptacle or related piping, or any impoundment or other disposal area containing Hazardous Materials located on any Cohesion Real Property owned, leased or operated by Cohesion or its predecessors in interest during the period of such ownership, lease or operation, and no asbestos or polychlorinated biphenyls have been used or disposed of, or have been located at, on, or under any such facility or property during the period of such ownership lease or operation;

(ix) Cohesion has taken all actions necessary under applicable requirements of Environmental Law to register any products or materials required to be registered by Cohesion (or any of its agents) thereunder.

      (c) After a reasonable investigation made by Cohesion, Cohesion has made available to Angiotech all material, non-privileged records and files requested in writing by Angiotech, including, but not limited to, all assessments, reports, studies, audits, analyses, tests and data in possession of Cohesion concerning the existence of Hazardous Materials at facilities or properties currently or formerly owned, operated, or leased by Cohesion or a former Subsidiary or a predecessor in interest, or concerning compliance by Cohesion with, or liability under, any Environmental Law.

      3.22     Affiliates Cohesion has delivered to Angiotech in accordance with Section 5.9 a list identifying all Persons, who to the knowledge of Cohesion, may be deemed to be “affiliates” of Cohesion for purposes of Rule 145 under the Securities Act (“AFFILIATES”).

      3.23     Finders or Brokers Except for U.S. Bancorp Piper Jaffray Inc., and pursuant to the provisions of the Waiver Agreement, in each case which fees have been disclosed to Angiotech, Cohesion has not employed any investment banker, broker, finder or intermediary in connection with the transactions contemplated hereby who might be entitled to a fee or any commission the receipt of which is conditioned upon consummation of the Merger.

      3.24     Registration Statement; Proxy Statement/ Prospectus The information supplied by Cohesion expressly for the purpose of including the information or incorporating the information by reference in the Registration Statement on Form F-4 registering the Angiotech Common Stock to be issued in connection with the Merger (the “REGISTRATION STATEMENT”) as it relates to Cohesion, at the time the Registration Statement is declared effective by the SEC, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by Cohesion expressly for the purpose of including the information in the proxy statement/prospectus to be sent to Cohesion’s stockholders in connection with the Cohesion Stockholder Meeting (such proxy statement/prospectus, as amended and supplemented is referred to herein as the “PROXY STATEMENT/ PROSPECTUS”), at the date the Proxy Statement/ Prospectus is first mailed to stockholders, at the time of the Cohesion Stockholder Meeting and at the Effective Time shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time any event with respect to Cohesion shall occur which is required to be described in the Proxy Statement/ Prospectus, such event shall be so described, and an amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to Cohesion’s stockholders. Notwithstanding the foregoing, Cohesion makes no representation or warranty with respect to any information supplied by Angiotech or Merger Sub which is contained in the Registration Statement or Proxy Statement/ Prospectus.

      3.25     Property; Equipment; Leasehold All material items of equipment and other tangible assets owned by or leased to Cohesion are adequate for the use to which they are being put, are in safe condition and good repair and are adequate for the conduct of the business of Cohesion in the manner in which such business is currently being conducted. Except as set forth on Schedule 3.25 of the Cohesion Disclosure Statement, Cohesion does not own any real property or any interest in real property.

      Schedule 3.25 of the Cohesion Disclosure Statement contains an accurate and complete list of all of Cohesion’s real property leases and any and all amendments thereto.

      3.26     Amendment to Rights Agreement As of the date hereof, Cohesion has taken all action necessary to (i) amend the Rights Agreement to provide that neither Angiotech nor Merger Sub nor any of their respective affiliates shall be deemed to be an Acquiring Person (as such term is defined in the Rights Agreement), that neither a Distribution Date nor Shares Acquisition Date (as each such term is defined in the Rights Agreement) shall be deemed to occur and the rights issued under the Rights Agreement will not separate from Cohesion Common Stock, in each case as a result of the execution, delivery or performance of this Agreement, the Cohesion Voting Agreements or the public announcement or consummation of the Merger, or the other transactions contemplated by this Agreement or the Cohesion Voting Agreements and (ii) amend the Rights Agreement to provide for the expiration of the rights issued under the Rights Agreement as of the Effective Time.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ANGIOTECH AND MERGER SUB

      Angiotech and Merger Sub make to Cohesion the representations and warranties contained in this Article IV, in each case subject to the exceptions set forth in the disclosure statement, dated as of the date hereof (the “ANGIOTECH DISCLOSURE STATEMENT”). The Angiotech Disclosure Statement shall be arranged in schedules corresponding to the numbered and lettered Sections of this Article IV, and the disclosure on any Schedule of the Angiotech Disclosure Statement shall only qualify the corresponding Section of this Article IV, unless the disclosure contained in such Section contains such information so as to enable a reasonable person to determine that such disclosure qualifies or otherwise applies to other Sections of this Article IV.

      4.1     Organization, etc.

      (a) Each of Angiotech, its Subsidiaries set forth on Section 4.1(a) of the Angiotech Disclosure Statement (the “ANGIOTECH SUBSIDIARIES”) and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Angiotech and each Angiotech Subsidiary are duly qualified as a foreign Person to do business, and are each in good standing, in each jurisdiction where the character of its owned or leased properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually and in the aggregate, have an Angiotech Material Adverse Effect.

      For the purposes of this Agreement, “ANGIOTECH MATERIAL ADVERSE EFFECT” means any change, event, or effect that has had or would reasonably be expected to have a material adverse effect on (i) the business, results of operations, or financial condition of Angiotech and its Subsidiaries, taken as a whole, or (ii) the ability of Angiotech to consummate the Merger or any of the transactions contemplated by the Agreement or to perform any of its obligations under the Agreement before the End Date. Notwithstanding the foregoing, with respect to item (i) above, none of the following shall be deemed

(either alone or in combination) to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Angiotech Material Adverse Effect: (A) any adverse change, event or effect arising from or relating to general business or economic conditions; (B) any adverse change, event or effect relating to or affecting the medical device industry generally; and (C) any adverse change, event or effect arising from or relating to the announcement or pendency of the Merger, including, but not limited to, changes or effects which result from the loss of customers or delay, cancellation or cessation of orders for Angiotech’s products.

      (b) Neither Angiotech, the Angiotech Subsidiaries nor Merger Sub is in violation of any provision of its certificate of incorporation, bylaws or other charter documents.

      4.2     Authority Relative to this Agreement Each of Angiotech and Merger Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement, and the consummation of the Merger and the other transactions contemplated hereby have been duly and validly authorized by the board of directors of each of Angiotech and Merger Sub and no other corporate proceedings on the part of either Angiotech or Merger Sub are necessary to authorize this Agreement or to consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Angiotech and Merger Sub and, assuming due authorization, execution and delivery by Cohesion, constitutes a valid and binding agreement of each of Angiotech and Merger Sub, enforceable against each of them in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally or by general equitable principles. No approval of the stockholders of Angiotech is required under applicable law, Angiotech’s certificate of incorporation and bylaws, the rules of Nasdaq and the Toronto Stock Exchange and any other applicable legal requirement in connection with the execution and delivery of this Agreement by Angiotech and Merger Sub, the performance of their respective obligations hereunder and the consummation of the Merger and the other transactions contemplated hereby.

      4.3     No Violations, etc No filing with or notification to, and no permit, authorization, consent or approval of, any Government Entity or any Person is necessary on the part of either Angiotech or Merger Sub for the consummation by Angiotech or Merger Sub of the Merger or the other transactions contemplated hereby, except for (i) the filing of the Certificate of Merger as required by the Delaware Law, (ii) the filing with the SEC and the effectiveness of the Registration Statement, (iii) the applicable requirements of the Exchange Act, state securities or “blue sky” laws, state takeover laws and the listing requirements of the Nasdaq, (iv) any filings required under and in compliance with the HSR Act, and (v) where the failure to make such filing or notification or to obtain such permit, authorization, consent or approval would not prevent or materially delay the Merger, or otherwise prevent or materially delay Angiotech or Merger Sub from performing their obligations under this Agreement or, individually or in the aggregate, have an Angiotech Material Adverse Effect. Neither the execution and delivery of this Agreement, nor the consummation of the Merger or the other transactions contemplated hereby, nor compliance by Angiotech and Merger Sub with all of the provisions hereof will (i) conflict with or result in any breach of any provision of the certificate of incorporation, bylaws or other charter documents of Angiotech or any Angiotech Subsidiary, (ii) violate any material order, writ, injunction, decree, statute, rule or regulation applicable to Angiotech or any Angiotech Subsidiary, or by which any of their properties or assets may be bound, or (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, or result in any material change in, or give rise to any right of termination, cancellation, acceleration, redemption or repurchase under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which Angiotech or any Angiotech Subsidiary is a party or by which any of them or any of their properties or assets may be bound.

      4.4     Capitalization The authorized capital stock of Angiotech consists of 200,000,000 shares of Common Stock, no par value, of which there were 15,731,867 shares issued and outstanding as of September 24, 2002, and 50,000,000 shares of Class I Preference stock, no par value, of which no shares are issued or outstanding. Except as set forth on Schedule 4.4 of the Angiotech Disclosure Statement, there are no warrants, options, convertible securities, calls, rights, stock appreciation rights, preemptive rights, rights of first refusal, or agreements or commitments of any nature obligating Angiotech to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests of Angiotech, or obligating Angiotech to grant, issue, extend, accelerate the vesting of, or enter into, any such warrant, option, convertible security, call, right, stock appreciation right, preemptive right, right of first refusal, agreement or commitment. The authorized capital stock of Merger Sub consists of 100 shares of Common Stock, $0.001 par value, all of which are issued and outstanding and are held by Angiotech. Merger Sub was formed for the purpose of consummating the Merger and has no material assets or liabilities except as necessary for such purpose. All outstanding shares of Angiotech Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, the certificate of incorporation or bylaws of Angiotech or any agreement to which Angiotech is a party or by which it is bound.

      4.5     Registration Statement; Proxy Statement/ Prospectus The information supplied by Angiotech and Merger Sub expressly for the purpose of including the information, or incorporating the information by reference, in the Registration Statement or Proxy Statement/ Prospectus as it relates to Angiotech or Merger Sub, at the time the Registration Statement is declared effective by the SEC, at the time of the Cohesion Stockholder Meeting, at the Effective Time and at the date the Proxy Statement/ Prospectus is first mailed to stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. If at any time prior to the Effective Time any event shall occur which is required to be described in the Registration Statement or Proxy Statement/ Prospectus, such event shall be so described, and an amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to Cohesion’s stockholders. Notwithstanding the foregoing, Angiotech makes no representation or warranty with respect to any information supplied by Cohesion which is contained in the Registration Statement or Proxy Statement/ Prospectus.

      4.6     SEC Filings Angiotech has filed with the SEC all required forms, reports, registration statements and documents required to be filed by it with the SEC (collectively, all such forms, reports, registration statements and documents filed after January 1, 2001 are referred to herein as the “ANGIOTECH SEC REPORTS”), all of which complied as to form when filed in all material respects with the applicable provisions of the Securities Act and the Exchange Act, as the case may be. Accurate and complete copies of the Angiotech SEC Reports have been made available to Cohesion. As of their respective dates, the Angiotech SEC Reports (including all exhibits and schedules thereto and documents incorporated by reference therein) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

      4.7     Financial Statements Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Angiotech SEC Reports (the “ANGIOTECH FINANCIAL STATEMENTS”), (x) was prepared in accordance with Canadian GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 6-K under the Exchange Act) and (y) fairly presented the consolidated financial position of Angiotech and each Angiotech Subsidiary as of the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, consistent with the books and records of Angiotech, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount. The balance sheet of Angiotech for the fiscal quarter ended June 30, 2002 is hereinafter referred to as the “ANGIOTECH BALANCE SHEET.”

      4.8     Absence of Undisclosed Liabilities Neither Angiotech nor any Angiotech Subsidiary has any liabilities (absolute, accrued, contingent or otherwise) other than (i) liabilities included in the Angiotech Balance Sheet and the related notes to the financial statements, (ii) normal or recurring liabilities incurred since June 30, 2002 in the ordinary course of business and consistent with past practice, which, individually or in the aggregate, are not or would not be reasonably likely to have, an Angiotech Material Adverse Effect, and (iii) under this Agreement.

      4.9     Absence of Changes or Events Except as contemplated by this Agreement, since June 30, 2002, Angiotech has not incurred suffered or made any of the following: (a) an Angiotech Material Adverse Effect; (b) a declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Angiotech or its Subsidiaries’ capital stock, or any purchase, redemption or other acquisition by Angiotech of any shares of Angiotech’s capital stock or other securities of Angiotech or its Subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities, except for repurchases which are not, individually or in the aggregate, material in amount from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements; (c) a material change by Angiotech in its accounting methods, principles or practices, except as required by concurrent changes in Canadian GAAP; (d) a material revaluation by Angiotech of any of its material assets, including writing off notes or accounts receivable other than in the ordinary course of business; or (e) any amendment to Angiotech’s certificate of incorporation or bylaws, or execution of any agreement with respect to, or consummation of, any merger, consolidation, share exchange, business combination or recapitalization.

      4.10     Litigation

      (a) There is no Action pending or, to the knowledge of Angiotech, threatened against Angiotech or any Angiotech Subsidiary, or any of their respective officers and directors (in their capacities as such), or involving any of their assets, before any court, or governmental or regulatory authority or body, or arbitration tribunal, except for those Actions which, individually or in the aggregate, would not have an Angiotech Material Adverse Effect. There is no Action pending or, to the knowledge of Angiotech, threatened which in any manner challenges, seeks to, or is reasonably likely to prevent, enjoin, alter or delay the transactions anticipated by this Agreement.

      (b) There is no outstanding judgment, order, writ, injunction or decree of any court, governmental or regulatory authority or body, or arbitration tribunal in a proceeding to which Angiotech, any of its Subsidiaries, or any of their assets is or was a party or by which Angiotech, any of its Subsidiaries, or any of their assets is bound.

      4.11     Compliance with Laws

      (a) Neither Angiotech nor any Angiotech Subsidiary has violated or failed to comply with any statute, law, ordinance, rule or regulation (including, without limitation, relating to the export or import of goods or technology) of any foreign, federal, provincial, state or local government or any other governmental department or agency, except where any such violations or failures to comply would not, individually or in the aggregate, have an Angiotech Material Adverse Effect. Angiotech and Merger Sub have all permits, licenses and franchises from governmental agencies required to conduct their businesses as now being conducted and as proposed to be conducted, except for those the absence of which would not, individually or in the aggregate, have an Angiotech Material Adverse Effect.

      (b) Except as would not, individually or in the aggregate, have an Angiotech Material Adverse Effect, each of Angiotech and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, establishment registrations, product listings, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Government Entity, including, without limitation, the FDA, the DEA and similar authorities in the U.S. and non-U.S. jurisdictions necessary for Angiotech or its Subsidiaries to own, lease and operate its properties or to develop, produce, store, distribute, promote and sell its products or otherwise to carry on its business as it is now being conducted (the “ANGIOTECH PERMITS”), and, as of the date of this Agreement, no suspension or cancellation of any of the Angiotech Permits is pending or, to the knowledge of Angiotech, threatened, except where the failure to have, or the suspension or cancellation of, any of the Angiotech Permits would not, individually or in the aggregate, have an Angiotech Material Adverse Effect. Except for conflicts, defaults or violations which, individually or in the aggregate, would not have an Angiotech Material Adverse Effect, neither Angiotech nor any of its Subsidiaries is in conflict with, or in default of, (i) any law applicable to Angiotech or any of its Subsidiaries or by which any property, asset or product of Angiotech or any of its Subsidiaries is bound or affected, including, without limitation, the FDCA, the CDAPCA, the CSA and any other similar act or law or (ii) any Angiotech Permits.

      (c) Except as would not, individually or in the aggregate, have an Angiotech Material Adverse Effect:

(i) all manufacturing operations of Angiotech and its Subsidiaries are being conducted in substantial compliance with applicable good manufacturing practices;

(ii) all necessary clearances or approvals from governmental agencies for all device products which are manufactured or sold by Angiotech and its Subsidiaries have been obtained, and each of Angiotech and its Subsidiaries are in substantial compliance with the most current form of each applicable clearance or approval with respect to the development, production, storage, distribution, promotion and sale by Angiotech and its Subsidiaries of such products;

(iii) all of the clinical studies which have been, or are being conducted by or for Angiotech and its Subsidiaries, are being conducted in substantial compliance with generally accepted good clinical practices and all applicable government regulatory, statutory and other requirements; and

(iv) neither Angiotech nor any of its Subsidiaries has received any written notice that the FDA or any governmental agency (including, without limitation, non-U.S. regulatory agencies) has commenced, or threatened to initiate, any action to withdraw its approval or request the recall of any product of Angiotech or any of its Subsidiaries, or commenced, or overtly threatened to initiate, any action to enjoin production at any facility of Angiotech or any of its Subsidiaries.

      4.12     Environmental Matters

      (a) Except for such cases that, individually or in the aggregate, have not and would not reasonably be expected to have an Angiotech Material Adverse Effect:

(i) Each of Angiotech and its Subsidiaries, to the knowledge of Angiotech, possesses all Environmental Permits required under applicable Environmental Laws to conduct its current business and to use and occupy the Angiotech Real Property (as hereinafter defined) for its current business. All Environmental Permits are in full force and effect and Angiotech and its Subsidiaries are, and to the knowledge of Angiotech, have at all times been, in material compliance with the terms and conditions of such Environmental Permits.

(ii) There are no facts or circumstances indicating that any Environmental Permits possessed by Angiotech or any of its Subsidiaries would or might be revoked, suspended, canceled or not renewed, and all appropriate necessary action in connection with the renewal or extension of any Environmental Permits possessed by Angiotech or any of its Subsidiaries relating to the current business and the Angiotech Real Property has been taken.

(iii) The execution and delivery of this Agreement and the consummation by Angiotech of the Merger and other transactions contemplated hereby and the exercise by Angiotech and the Surviving Corporation of rights to own and operate the business of Cohesion and its Subsidiaries and use and occupy the Angiotech Real Property and carry on its business substantially as presently conducted will not affect the validity or require the transfer of any Environmental Permits held by Angiotech or any of its Subsidiaries and will not require any notification, disclosure, registration, reporting, filing, investigation or remediation under any Environmental Law.

(iv) Real property now or previously owned, leased or occupied by Angiotech and each of its Subsidiaries (the “ANGIOTECH REAL PROPERTY”) is, to the knowledge of Angiotech, in compliance with, and within the period of all applicable statutes of limitation, has materially complied with all applicable Environmental Laws and has not received notice of any unresolved liability under any Environmental Law; and neither Angiotech, any of its Subsidiaries nor, to the knowledge of Angiotech, is any portion of the Angiotech Real Property in violation of any Environmental Law.

(v) Neither Angiotech nor its Subsidiaries has received written notice of any civil, criminal or administrative action, suit, demand, claim, complaint, hearing, notice of violation, investigation, notice or demand letter, proceeding or request for information pending or any liability (whether actual or contingent), directed to Angiotech or any of its Subsidiaries, under any Environmental Law, to make good, repair, reinstate or clean up any of the Angiotech Real Property or any real property previously owned, leased, occupied or used by Angiotech or any of its Subsidiaries. To the knowledge of Angiotech, there is no act, omission, event or circumstance giving rise or likely to give rise in the future to any such action, suit, demand, claim, complaint, hearing, notice of violation, investigation, notice or demand letter, proceeding, or request or any such liability or other liabilities (A) against Angiotech or any of its Subsidiaries, or (B) against any person or entity, including but not limited to any Contractor, in connection with which liability could reasonably be imputed or attributed by law or contract to Angiotech or any of its Subsidiaries.

(vi) There has not been any disposal, spill, discharge, or release of any Hazardous Material generated, used, owned, stored, or controlled by Angiotech, or any of its Subsidiaries, or respective predecessors in interest, on, at, or under any property presently or formerly owned, leased, or operated by Angiotech, any of its Subsidiaries, any predecessor in interest, or any Contractor, during the time Angiotech or any of its Subsidiaries or predecessors owned, leased or operated such property, and there are no Hazardous Materials located in, at, on, or under, or in the vicinity of, any such facility or property, or at any other location, in either case that could reasonably be expected to require investigation, removal, remedial, or corrective action by Angiotech or any of its Subsidiaries or that would reasonably likely result in liability of, or costs in excess of, $100,000, individually or in the aggregate, to Angiotech or any of its Subsidiaries under any Environmental Law.

(vii) (A) Other than cleaning and office supplies normally used in the operation of an office, Hazardous Materials have not been generated, used, treated, handled or stored on, or transported to or from, or released on any Angiotech Real Property or, any property adjoining any Angiotech Real Property by Angiotech or its Subsidiaries in material violation of any Environmental Law; (B) Angiotech and its Subsidiaries have disposed of all wastes, including those wastes containing Hazardous Materials, in material compliance with all applicable Environmental Law and Environmental Permits; and (C) to the knowledge of Angiotech, neither Angiotech nor any of its Subsidiaries has transported or arranged for the transportation of any Hazardous materials to any location that is listed or proposed for listing on the National Priorities List under CERCLA or on the CERCLIS or any analogous state or country list or which is the subject of any environmental claim.

(viii) There has not been any underground or aboveground storage tank or other underground storage receptacle or related piping, or any impoundment or other disposal area containing Hazardous Materials located on any Angiotech Real Property owned, leased or operated by Angiotech, any of its Subsidiaries, or respective predecessors in interest during the period of such ownership, lease or operation.

(ix) Angiotech and its Subsidiaries have taken all actions necessary under applicable requirements of Environmental Law to register any products or materials required to be registered by Angiotech or any of its Subsidiaries (or any of their respective agents) thereunder.

      (b) After a reasonable investigation made by Angiotech, Angiotech has made available to Cohesion all material, non-privileged records and files requested in writing by Cohesion, including, but not limited to, all assessments, reports, studies, audits, analyses, tests and data in possession of Angiotech and its Subsidiaries concerning the existence of Hazardous Materials at facilities or properties currently or formerly owned, operated, or leased by Angiotech or any present or former Subsidiary or predecessor in interest, or concerning compliance by Angiotech and its Subsidiaries with, or liability under, any Environmental Law.

      4.13     Intellectual Property Rights

      (a) Angiotech and the Angiotech Subsidiaries own or have the right to use all intellectual property which is material to the conduct of their respective businesses (such intellectual property and such rights are collectively referred to herein as the “ANGIOTECH IP RIGHTS”).

      (b) To the knowledge of Angiotech, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not constitute a material breach of any instrument or agreement governing any material Angiotech IP Rights, and will not (i) cause the modification of any terms of any licenses or agreements relating to any material Angiotech IP Rights including, but not limited to, the modification of the effective rate of any royalties or other payments provided for in any such license or agreement, (ii) cause the forfeiture or termination of any material Angiotech IP Rights, (iii) give rise to a right of forfeiture or termination of any material Angiotech IP Rights or (iv) materially impair the right of Cohesion, the Surviving Corporation or Angiotech to use, sell or license any material Angiotech IP Rights or portion thereof.

      (c) The manufacture, marketing, license, sale or use by Angiotech of any product or technology currently licensed or sold by Angiotech or any of its Subsidiaries does not (i) violate in any material respect any license or agreement between Angiotech or any of its Subsidiaries and any other party or (ii) to the knowledge of Angiotech, infringe in any material respect any patents or other intellectual property rights of any other party; and, to the knowledge of Angiotech or its Subsidiaries, there is no pending or threatened claim or litigation contesting the validity, ownership or right to use, sell, license or dispose of any of the Angiotech IP Rights, or asserting that the proposed use, sale, license or disposition thereof, or the manufacture, use or sale of any Angiotech IP Rights, or asserting that any Angiotech IP Rights or the proposed use, sale, license or disposition thereof, or the manufacture, use or sale of any products of Angiotech will conflict with the rights of any other party.

      (d) Angiotech has made available to Cohesion a worldwide list of all patents, trade names, trademarks and service marks, and applications for any of the foregoing owned or possessed by Angiotech or any of its Subsidiaries and true and complete copies of such materials have been made available to Cohesion.

      (e) Angiotech has made available to Cohesion a true and complete copy of its standard form of employee confidentiality agreement and taken commercially reasonably necessary steps to ensure that all employees have executed such an agreement. To the knowledge of Angiotech, all consultants or third parties with access to proprietary information of Angiotech have executed appropriate agreements or are otherwise under obligations not to disclose confidential Angiotech IP Rights.

      (f) To the knowledge of Angiotech, neither Angiotech nor any of its Subsidiaries is aware or has reason to believe that any of its employees or consultants is obligated under any contract, covenant or other agreement or commitment of any nature, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of such employee’s or consultant’s best efforts to promote the interests of Angiotech and its Subsidiaries or that would conflict with the business of Angiotech as presently conducted or proposed to be conducted. To the knowledge of Angiotech, neither Angiotech nor any of its Subsidiaries has entered into any agreement to indemnify any other person, including but not limited to any employee or consultant of Angiotech or of any of its Subsidiaries, against any charge of infringement, misappropriation or misuse of any intellectual property, other than indemnification provisions contained in purchase orders, license agreements, distribution agreements or other agreements arising in the ordinary course of business. To the knowledge of Angiotech, all current and former employees and consultants of any of Angiotech or of any of its Subsidiaries having had a material role in developing Angiotech’s medical devices and pharmaceutical products have signed valid and enforceable written assignments to Angiotech or its Subsidiaries of any and all rights or claims in any intellectual property that any such employee or consultant has or may have by reason of any contribution, participation or other role in the development, conception, creation, reduction to practice or authorship of any invention, innovation, development or work of authorship or any other intellectual property that is used in the business of Angiotech and its Subsidiaries, and Angiotech and its Subsidiaries possess signed copies of all such written assignments by such employees and consultants.

      4.14     Ownership of Merger Sub; No Prior Activities

      (a) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the outstanding capital stock of Merger Sub is owned of record and beneficially by Angiotech.

      (b) Except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, Merger Sub has not and will not have prior to the Effective Time incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person. Merger Sub has no Subsidiaries.

ARTICLE V

COVENANTS

      5.1     Conduct of Business During Interim Period Except as contemplated or required by this Agreement or as expressly consented to in writing by Angiotech (which consent shall not be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the earlier of the termination of this Agreement or the Effective Time, Cohesion will (i) conduct its operations according to its ordinary and usual course of business and consistent with past practice, (ii) use commercially reasonable efforts to preserve intact its business organization, to keep available the services of its officers and employees in each business function and to maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with it, and (iii) not take any action which would adversely affect its ability to consummate the Merger or the other transactions contemplated hereby. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement, prior to the earlier of the termination of this Agreement or Effective Time, Cohesion will not, without the prior written consent of Angiotech (which consent shall not be unreasonably withheld, conditioned or delayed), directly or indirectly, do any of the following:

      (a) purchase, otherwise acquire, or agree to purchase or otherwise acquire any shares of capital stock of Cohesion, or declare, set aside or pay any dividend or otherwise make a distribution (whether in cash, stock, property or any combination thereof) in respect of their capital stock (other than dividends or other distributions payable solely to Cohesion or its wholly-owned Subsidiary or repurchases of shares from employees in connection with the termination of employment (for any reason) in accordance with agreements outstanding or policies existing on the date hereof, or entered into thereafter in the ordinary course of business and consistent with past practice);

      (b) (i) create or incur any indebtedness for borrowed money exceeding US $100,000 in the aggregate other than ordinary course trade payables or pursuant to existing credit facilities in the ordinary course of business, or (ii) except as set forth in Section 5.1(b) of the Cohesion Disclosure Statement, assume, guarantee, endorse or otherwise, as an accommodation, become responsible for the obligations of any other Person, make any loans or advances to any other Person exceeding US $100,000 in the aggregate except for travel advances and other advances made to employees in the ordinary course of business and consistent with past practice; provided, however, that Cohesion shall be permitted to incur up to $3.0 million of indebtedness on commercially reasonable terms, to the extent required to finance the Cohesion’s working capital requirements and provided further, Cohesion shall not make any expenditures of the proceeds of such indebtedness in excess of $100,000, except in the ordinary course of business, without the prior written consent of Angiotech, which shall not be unreasonably withheld or delayed;

      (c) institute any change in accounting methods, principles or practices other than as required by GAAP or the rules and regulations promulgated by the SEC;

      (d) revalue any assets, including without limitation, writing down the value of inventory or writing off notes or accounts receivable in excess of amounts previously reserved as reflected in the Cohesion Balance Sheet;

      (e) (i) increase in any manner the compensation of any of its directors, officers or, other than in the ordinary course of business and consistent with past practice or pursuant to written agreements outstanding on the date hereof, of a non-officer employee; (ii) grant any severance or termination pay to any person; (iii) except as set forth in Schedule 5.1(e) to the Cohesion Disclosure Statement, enter into any oral or written employment, consulting, indemnification or severance agreement with any person other than agreements involving amounts in each case not in excess of US $100,000; (iv) other than as required by law or the specific terms of the Employee Benefit Plans, as defined in Section 3.20(a) hereof, adopt, become obligated under, or amend any employee benefit plan, program or arrangement; or (v) reprice any Cohesion Options granted under the Cohesion Stock Plans;

      (f) sell, transfer, lease to a third party, license to a third party, pledge, mortgage, encumber, or otherwise abandon or dispose of, or agree to sell, transfer, lease to a third party, license to a third party, pledge, mortgage, encumber or otherwise dispose of or abandon, any material portion of any material property (including intellectual property and other intangible property, real, personal or mixed), except in the ordinary course of business;

      (g) except as required by this Agreement, adopt any amendment to the certificate of incorporation or bylaws of Cohesion;

      (h) effect any split, combination or reclassification of any capital stock of Cohesion;

      (i) become party to any merger, consolidation, share exchange, business combination, recapitalization or similar transaction;

      (j) make any individual capital expenditure exceeding US $100,000 in any calendar month which, when added to all other capital expenditures made by or on behalf of Cohesion in such calendar month, result in such capital expenditures exceeding US $250,000 in the aggregate;

      (k) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, contingent or otherwise), other than the payment, discharge or satisfaction of liquidated claims, liabilities or obligations when due and the payment, discharge or satisfaction of liabilities (including accounts payable) in the ordinary course of business and consistent with past practice, or collect, or accelerate the collection of, any material amounts owed (including accounts receivable) other than their collection in the ordinary course of business;

      (l) enter into any hedging, option, derivative or other similar transaction or any foreign exchange position or contract for the exchange of currency other than in the ordinary course of business and consistent with past practice;

      (m) waive, release, assign, settle or compromise any material claim or litigation, or commence a lawsuit other than in the ordinary course of business for the routine collection of bills;

      (n) suspend, terminate or otherwise discontinue any planned or ongoing material research and development activities, programs, clinical trials or other such activities;

      (o) except as permitted in Section 5.2 or Section 5.4(c) of this Agreement authorize, solicit, propose or announce an intention to authorize, recommend or propose, or enter into any agreement in principle or an agreement with any other Person with respect to, any plan of liquidation or dissolution, any acquisition of a material amount of assets or securities, any disposition of a material amount of assets or securities, any material change in capitalization, or any partnership, association, joint venture, joint development, technology transfer, or other material business alliance; or

      (p) enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or authorize, recommend, propose or announce an intention to do any of the foregoing other than as expressly contemplated by this Agreement.

      5.2     No Solicitation

      (a) From and after the date of this Agreement until the Effective Time or termination of this Agreement pursuant to Article VIII, Cohesion will not, nor will it authorize or permit any of its respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by it, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly induce the making, submission or announcement of any Acquisition Proposal (as hereinafter defined), (ii) participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions with any Person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Transaction (as hereinafter defined); provided however, that this Section 5.2(a) shall not prohibit Cohesion from furnishing nonpublic information to, or entering into discussions or negotiations with, any Person that has made an unsolicited Acquisition Proposal (a “POTENTIAL ACQUIROR”) if Cohesion’s board of directors determines in good faith after receiving advice from its financial advisor, that such Acquisition Proposal is reasonably likely to result in a Superior Offer (as hereinafter defined). Cohesion agrees that any non-public information furnished to a Potential Acquiror will be pursuant to a confidentiality, standstill and nonsolicitation agreement containing provisions at least as favorable to Cohesion as the confidentiality, standstill and nonsolicitation provisions of the Confidentiality Agreement (as defined in Section 5.3). In the event that Cohesion determines to provide any non-public information as described above, or receives an Acquisition Proposal (or any material amendment to an Acquisition Proposal previously received), it shall promptly, and in any event within forty-eight (48) hours, inform Angiotech as to that fact and shall not furnish such non-public information or enter into discussions or negotiations with such Potential Acquiror until after Cohesion shall have furnished to Angiotech the identity of such Potential Acquiror and the terms of such Acquisition Proposal (or material amendment).

      For purposes of this Agreement, “ACQUISITION PROPOSAL” shall mean any offer or proposal (other than an offer or proposal by Angiotech) relating to any Acquisition Transaction. For purposes of this Agreement, “ACQUISITION TRANSACTION” shall mean any transaction or series of related transactions involving: (A) any purchase from Cohesion or acquisition by any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 30% interest in the total outstanding voting securities of Cohesion or any tender offer or exchange offer that if consummated would result in any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 30% or more of the total outstanding voting securities of Cohesion or any merger, consolidation, business combination or similar transaction involving Cohesion; (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 30% of the assets of Cohesion; or (C) any liquidation or dissolution of Cohesion.

      (b) In addition to the obligations of Cohesion set forth in Section 5.2(a), Cohesion shall promptly, and in any event within forty-eight (48) hours, (i) advise Angiotech orally of any oral Acquisition Proposal or any oral request for nonpublic information or oral inquiry which Cohesion reasonably believes would lead to an Acquisition Proposal or to any Acquisition Transaction, the material terms and conditions of such oral Acquisition Proposal, request or inquiry, and the identity of the person or group making any such oral Acquisition Proposal, request or inquiry and (ii) advise Angiotech in writing of any written Acquisition Proposal or any written request for nonpublic information or written inquiry which Cohesion reasonably believes would lead to an Acquisition Proposal or to any Acquisition Transaction, the material terms and conditions of such written Acquisition Proposal, request or inquiry, and the identity of the person or group making any such written Acquisition Proposal, request or inquiry. Cohesion will keep Angiotech informed as promptly as practicable in all material respects of the status of any such Acquisition Proposal, request or inquiry made after the date hereof.

      5.3     Access to Information From the date of this Agreement until the Effective Time, each of Cohesion and Angiotech will afford to the other and their authorized representatives (including counsel, environmental and other consultants, accountants, auditors and agents) reasonable access during normal business hours and upon reasonable notice to all of its facilities, personnel and operations and to all of its and its Subsidiaries books and records, will permit the other and its authorized representatives to conduct inspections as they may reasonably request and will instruct its officers and those of its Subsidiaries to furnish such persons with such financial and operating data and other information with respect to its business and properties as they may from time to time reasonably request, subject to the restrictions set forth in the Confidentiality Agreement, dated as of January 7, 2002 between Angiotech and Cohesion (the “CONFIDENTIALITY AGREEMENT”). Angiotech and Merger Sub agree that each of them will treat any such information in accordance with the Confidentiality Agreement, which shall remain in full force and effect in accordance with its terms.

      5.4     Stockholder Meeting; Registration Statement; Board Recommendations

      (a) Stockholder Meeting. Promptly after the date hereof and subject to Section 5.4(c), Cohesion will take all action necessary in accordance with the Delaware Law and its certificate of incorporation and bylaws to convene a meeting of Cohesion’s stockholders to consider adoption of this Agreement (the “COHESION STOCKHOLDER MEETING”) to be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within forty-five (45) days after the declaration of effectiveness of the Registration Statement. Subject to Section 5.4(c), Cohesion will use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and the approval of the Merger and will take all other action reasonably necessary or advisable to secure the vote or consent of its stockholders required by the rules of the Nasdaq or the Delaware Law to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, Cohesion may adjourn or postpone the Cohesion Stockholder Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement/ Prospectus is provided to Cohesion’s stockholders in advance of a vote on this Agreement or, if as of the time for which the Cohesion Stockholder Meeting is originally scheduled (as set forth in the Proxy Statement/ Prospectus) there are insufficient shares of Cohesion Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Cohesion Stockholder Meeting. Cohesion shall ensure that the Cohesion Stockholder Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by Cohesion in connection with the Cohesion Stockholder Meeting are solicited, in compliance with the Delaware Law, Cohesion’s certificate of incorporation and bylaws, the rules of the Nasdaq and all other applicable legal requirements.

      (b) Subject to Section 5.4(c): (i) Cohesion’s board of directors shall recommend that Cohesion’s stockholders vote in favor of the adoption of this Agreement at the Cohesion Stockholder Meeting; (ii) the Proxy Statement/ Prospectus shall include a statement to the effect that Cohesion’s board of directors has recommended that Cohesion’s stockholders vote in favor of the adoption of this Agreement at the Cohesion Stockholder Meeting; and (iii) neither Cohesion’s board of directors nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Angiotech, the recommendation of Cohesion’s board of directors that Cohesion’s stockholders vote in favor of the adoption of this Agreement.

      (c) Nothing in this Agreement shall prevent Cohesion’s board of directors from withholding, withdrawing, amending or modifying its recommendation in favor of the Merger or this Agreement if (A) Cohesion’s board of directors determines in good faith, after consultation with outside counsel, that failure to do so would be inconsistent with the board’s fiduciary duties under applicable law or (B) (i) a Superior Offer (as hereinafter defined) is made to Cohesion and is not withdrawn, (ii) Cohesion shall have provided written notice to Angiotech (a “NOTICE OF SUPERIOR OFFER”) advising Angiotech that Cohesion has received a Superior Offer, specifying the material terms and conditions of such Superior Offer and identifying the Person making such Superior Offer and (iii) Angiotech shall not have, within three (3) Business Days of Angiotech’s receipt of the Notice of Superior Proposal, made a written offer that Cohesion’s board of directors by a majority vote determines in its good faith judgment (after consultation with its financial advisor) to be at least as favorable to Cohesion’s stockholders as such Superior Proposal (it being agreed that Cohesion’s board of directors shall convene a meeting to consider any such offer by Angiotech promptly following the receipt thereof). For purposes of this Agreement, “SUPERIOR OFFER” shall mean an unsolicited, bona fide written offer made by a third party to consummate any of the following transactions: (i) a merger or consolidation involving Cohesion pursuant to which Cohesion’s stockholders immediately preceding such transaction hold less than a majority of the equity interest in the surviving or resulting entity of such transaction or (ii) the acquisition by any Person (including by way of a tender offer or an exchange offer or a two step transaction involving a tender offer followed with reasonable promptness by a cash-out merger involving Cohesion), directly or indirectly, of ownership of more than 50% of the then outstanding shares of capital stock of Cohesion, on terms that Cohesion’s board of directors determines, in its reasonable judgment (after consultation with its financial advisor) to be more favorable to Cohesion stockholders than the terms of the Merger; provided, however, that any such offer shall not be deemed to be a “Superior Offer” if any financing required to consummate the transaction contemplated by such offer is not committed and is not likely in the good faith judgment of Cohesion’s board of directors (after consultation with its financial advisor) to be obtained by such third party on a timely basis.

      (d) Nothing contained in this Agreement shall prohibit Cohesion or its board of directors from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act.

      (e) As promptly as practicable after the execution of this Agreement, Cohesion and Angiotech shall mutually prepare, and Cohesion shall file with the SEC, a preliminary form of the Proxy Statement/ Prospectus, which shall include the opinion of U.S. Bancorp Piper Jaffray Inc. referred to in Section 3.5. As promptly as practicable following receipt of SEC comments on such preliminary Proxy Statement/ Prospectus, Angiotech and Cohesion shall mutually prepare a response to such comments. Upon resolution of all comments, Angiotech shall file the Registration Statement with the SEC. Angiotech and Cohesion shall use all commercially reasonable efforts to have the preliminary Proxy Statement/ Prospectus cleared by the SEC and the Registration Statement declared effective by the SEC as promptly as practicable. Angiotech shall also take any action required to be taken under applicable state blue sky or securities laws in connection with Angiotech Common Stock to be issued in exchange for the shares of Cohesion Common Stock. Angiotech and Cohesion shall promptly furnish to each other all information, and take such other actions (including without limitation using all commercially reasonable efforts to provide any required consents of their respective independent auditors), as may reasonably be requested in connection with any action by any of them in connection with the preceding sentences of this Section 5.4(e). Whenever any party learns of the occurrence of any event which is required to be set forth in an amendment or supplement to the Proxy Statement/ Prospectus, the Registration Statement or any other filing made pursuant to this Section 5.4(e), Angiotech or Cohesion, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff and/or mailing to Cohesion’s stockholders of such amendment or supplement.

      (f) Cohesion shall supply, for inclusion in the Registration Statement and Proxy Statement/ Prospectus, all information (as it relates to Cohesion) required by Angiotech to comply with the requirements of the Securities Act of British Columbia so as to permit Angiotech to issue Angiotech Common Stock in British Columbia without the requirement of a prospectus filed in British Columbia.

      5.5     Commercially Reasonable Efforts

      (a) Subject to the terms and conditions herein provided, Angiotech, Merger Sub and Cohesion shall use commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or appropriate under this Agreement, applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, (i) if required, promptly filing Notification and Report Forms under the HSR Act with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “ANTITRUST DIVISION”) and responding as promptly as practicable to any inquiries received from the FTC or the Antitrust Division for additional information or documentation, (ii) using commercially reasonable efforts to obtain all necessary governmental and private party consents, approvals or waivers, and (iii) using commercially reasonable efforts to lift any legal bar to the Merger. Angiotech shall cause Merger Sub to perform all of its obligations under this Agreement.

      (b) Notwithstanding anything to the contrary in this Agreement, neither Cohesion, Angiotech, nor the Surviving Corporation, nor any of their Subsidiaries shall be required to (i) divest, hold separate or license any business(es), product line(s) or asset(s), (ii) take any action or accept any limitation that would reasonably be expected to have an Angiotech Material Adverse Effect or a Cohesion Material Adverse Effect, or (iii) agree to any of the foregoing.

      5.6     Public Announcements Before issuing any press release or otherwise making any public statement with respect to the Merger or any of the other transactions contemplated hereby, Angiotech, Merger Sub and Cohesion agree to consult with each other as to its form and substance, and agree not to issue any such press release or general communication to employees or make any public statement prior to obtaining the consent of the other (which shall not be unreasonably withheld or delayed), except as may be required by applicable law or by the rules and regulations of or listing agreement with the Nasdaq, the Toronto Stock Exchange or as may otherwise be required by the Nasdaq or the SEC or Canadian securities authorities.

      5.7     Notification of Certain Matters Each of Cohesion and Angiotech shall promptly notify the other party of the occurrence or non-occurrence of any event the respective occurrence or non-occurrence of which would be reasonably likely to cause any condition to the obligations of the notifying party to effect the Merger not to be fulfilled. Each of Cohesion and Angiotech shall also give prompt notice to the other of any communication from any Person alleging that the consent of such Person is or may be required in connection with the Merger or other transactions contemplated hereby.

      5.8     Indemnification

      (a) The certificate of incorporation and bylaws of the Surviving Corporation shall contain, and Angiotech shall cause the Surviving Corporation to fulfill and honor, the provisions with respect to indemnification, the advancement of fees and expenses, and exculpation that are at least as favorable with respect to Cohesion and the Indemnified Parties as those set forth in the certificate of incorporation and bylaws of Cohesion as of the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of any of the Indemnified Parties. In addition, Angiotech shall cause the Surviving Corporation to fulfill and honor the obligations of Cohesion pursuant to indemnification agreements and agreements for advancement of fees and expenses between Cohesion and any of the Indemnified Parties which are set forth on Schedule 3.14 of the Cohesion Disclosure Statement and provisions for any indemnification, advancement of fees and expenses and exculpation under the certificate of incorporation or bylaws of Cohesion as in effect on the date hereof. “INDEMNIFIED PARTIES” shall include each person who is or was a director or officer of Cohesion at any time before the Effective Time, and each person who serves or has in the past served at the request of Cohesion as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at any time before the Effective Time.

      (b) Without limiting any of the obligations of Angiotech or the Surviving Corporation set forth elsewhere in this Section 5.8, for a period of six years after the Effective Time, Angiotech shall cause the Surviving Corporation to maintain in effect, to the extent available, directors’ and officers’ liability insurance covering those persons who are currently covered by Cohesion’s directors’ and officers’ liability insurance policy on terms no less favorable to such persons as those applicable under the policy of directors’ and officers’ liability insurance currently maintained by Cohesion; provided, however, that in no event shall Angiotech or the Surviving Corporation be required to expend for coverage for any one year in excess of 200% of the annual premium currently paid by Cohesion for such coverage, and that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated instead to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

      (c) Angiotech shall cause the Surviving Corporation to perform its obligations under this Section 5.8 and shall, in addition, guarantee, as co-obligor with the Surviving Corporation, the performance of such obligations by the Surviving Corporation.

      (d) Each Indemnified Party shall comply with the reasonable requests of the Surviving Corporation or Angiotech in defending or settling any action hereunder; provided, however, that no proposed settlement of any such action need be considered by any Indemnified Party if (A) such settlement involves no finding or admission of any liability by any Indemnified Party and (B) the sole relief provided in connection with such settlement is monetary damages that are paid in full by the Surviving Corporation or Angiotech.

      (e) This Section 5.8 shall survive the consummation of the Merger, is intended to benefit Cohesion, the Surviving Corporation and each Indemnified Party, shall be binding on all successors and assigns of the Surviving Corporation and Angiotech, and shall be enforceable by the Indemnified Parties.

      5.9     Affiliate Agreements Concurrently with the execution and delivery hereof, Cohesion shall deliver to Angiotech a list (reasonably satisfactory to counsel for Angiotech), setting forth the names of all Persons who are expected to be, at the Effective Time, in Cohesion’s reasonable judgment, Affiliates of Cohesion. Cohesion shall furnish such information and documents as Angiotech may reasonably request for the purpose of reviewing such list. Cohesion shall deliver a written agreement in substantially the form of Exhibit C attached hereto (an “COHESION AFFILIATE AGREEMENT”) executed by each Person identified as an Affiliate in the list furnished pursuant to this Section 5.9 within ten (10) days after the execution of this Agreement.

      5.10     Stock Exchange Listing Prior to the Effective Time, Angiotech agrees to cause the shares of Angiotech Common Stock issuable, and those required to be reserved for issuance in connection with the Merger to be authorized for listing on the Nasdaq and the Toronto Stock Exchange, subject to official notice of issuance.

      5.11     Resignation of Directors and Officers Prior to the Effective Time, Cohesion shall deliver to Angiotech the resignations of such directors and officers of Cohesion as Angiotech shall specify at least ten Business Days prior to the Closing, effective at the Effective Time.

      5.12     Consents of Angiotech’s and Cohesion’s Accountants Each of Angiotech and Cohesion shall use commercially reasonable efforts to cause its independent accountants to deliver to Angiotech a consent, dated the date on which the Registration Statement shall become effective, in form reasonably satisfactory to Angiotech and customary in scope and substance for consents delivered by independent public accountants in connection with registration statements on Form F-4 under the Securities Act.

      5.13     Cohesion Voting Agreements Concurrently with the execution hereof, Cohesion shall deliver to Angiotech the Cohesion Voting Agreements executed by each director of Cohesion.

      5.14     Form S-8 Within five (5) Business Days of the Closing Date, Angiotech shall file with the SEC a Registration Statement, on Form S-8 or other appropriate form under the Securities Act, to register Angiotech Common Stock issuable upon exercise of the Assumed Cohesion Options and shares of Angiotech Common Stock issuable pursuant to the Cohesion Purchase Plans following the Effective Time. Angiotech shall use commercially reasonable efforts to cause such Registration Statement to remain effective until the exercise or expiration of such options.

      5.15     Notification of Certain Matters Cohesion shall give prompt notice to Angiotech and Merger Sub, and Angiotech and Merger Sub shall give prompt notice to Cohesion, of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time, (ii) any material failure of Cohesion, Angiotech or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, (iii) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement, or (iv) any facts or circumstances arise that could reasonably be expected to result in a Cohesion Material Adverse Effect or an Angiotech Material Adverse Effect, as the case may be.

      5.16     SEC Filings Cohesion will deliver promptly to Angiotech true and complete copies of each report, registration statement or statement mailed by it to its security holders generally or filed by it with the SEC, in each case subsequent to the date hereof and prior to the Effective Time. As of their respective dates, such reports, including the consolidated financial statements included therein, and statements (excluding any information therein provided by Angiotech or Merger Sub, as to which Cohesion makes no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and will comply in all material respects with all applicable requirements of law. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in such reports, (x) shall comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (y) shall be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (z) shall fairly present the consolidated financial position of Cohesion as of the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount.

      5.17     Employee Benefit Matters Angiotech agrees to provide employees of Cohesion who continue as employees of the Surviving Corporation following the Effective Time, substantially the same welfare and other employee benefits for a period of at least twelve (12) months after the Effective Time that are provided to Cohesion employees as of the date hereof; provided, however, that the Surviving Corporation shall not be required to provide benefits under any retirement plan until such time as the Surviving Corporation adopts such a plan. Angiotech shall, or shall cause the Surviving Corporation to, recognize service with Cohesion by such employees for purposes of eligibility and vesting under any employee benefit plan (but not for purposes of benefit accrual under any “employee pension benefit plan” as defined in Section 3(2) of ERISA); provided that Angiotech shall not recognize service with Cohesion by such employees for purposes of eligibility and vesting under any plan pursuant to which employees may have a right to purchase shares of Angiotech Common Stock, although such employees will be eligible to receive grants of options under such plans using the same eligibility criteria as applied to other similarly situated employees. Angiotech shall provide each Cohesion employee with credit for any co-payments and deductibles paid before the Effective Time in satisfying any applicable deductible or out of pocket requirements under any Angiotech welfare benefit plan in which such employees eligible to participate in after the Effective Time.

      Compensation provided to employees of Cohesion who continue as employees of Angiotech following the Effective Time shall be determined by Angiotech in its sole discretion; provided, however, that Angiotech shall cause the Surviving Corporation to maintain, for a period of one (1) year after the Closing Date, the severance and separation policies of Cohesion in effect as of the date of this Agreement and further, that the calculation of such severance and separation benefits shall be based upon the level of compensation and benefits in effect as of the date of Closing Date.

      5.18     Rights Agreement Except (a) as expressly required by this Agreement or (b) in the event that Cohesion’s board of directors determines in good faith after consultation with legal counsel that the failure to do so would be inconsistent with its fiduciary duties under applicable law, Cohesion shall not, without the prior written consent of Angiotech, amend the Rights Agreement or take any other action with respect to, or make any determination under the Rights Agreement, including a redemption of the rights granted under the Rights Agreement or any action to facilitate an Acquisition Proposal.

      5.19     Tax Matters

      (a) Prior to the Effective Time, Cohesion shall make all required tax filings in a timely fashion, and shall submit all federal and state income tax returns and filings to Angiotech for review and comment at least three Business Days prior to their filing.

      (b) Each of Cohesion and Angiotech shall report the Merger as a reorganization within the meaning of Section 368 of the Code, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

      (c) Each of Cohesion and Angiotech shall use best efforts and cause their Subsidiaries to use best efforts so as to cause any statements given in their respective Tax Representation Letters to be true and correct so as to cause the Merger to constitute a “reorganization” under Section 368 of the Code and Angiotech to be treated as a “corporation” under Section 367 of the Code.

ARTICLE VI

CONDITIONS TO THE OBLIGATIONS OF EACH PARTY

      The respective obligations of each party to this Agreement to effect the Merger shall be subject to the fulfillment on or before the Effective Time of each of the following conditions, any one or more of which may be waived in writing by all the parties hereto, subject to the limitations set forth below:

      6.1     Registration Statement The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and remain in effect and no proceedings for such purpose shall be pending before or threatened by the SEC.

      6.2     Cohesion Stockholder Approval A majority of the outstanding shares of Cohesion Common Stock shall have voted for the adoption of the Merger Agreement at the Cohesion Stockholder Meeting or any adjournment or postponement thereof.

      6.3     Listing of Additional Shares The Angiotech Common Stock issuable in connection with the Merger shall have been authorized for listing on the Nasdaq and the Toronto Stock Exchange, subject to official notice of issuance.

      6.4     Governmental Clearances The waiting period applicable to consummation of the Merger under the HSR Act shall have expired or been terminated. Other than the filing of the Certificate of Merger which shall be accomplished as provided in Section 1.2, all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Government Entity the failure of which to obtain or comply with would be reasonably likely to have a Cohesion Material Adverse Effect or an Angiotech Material Adverse Effect shall have been obtained or filed.

      6.5     Tax Matters Each of Angiotech and Merger Sub shall have received an opinion of Heller Ehrman White & McAuliffe LLP, counsel to Angiotech and Merger Sub, and Cohesion shall have received an opinion of Latham & Watkins, counsel to Cohesion, each such opinion dated as of the Effective Time, substantially to the effect that on the basis of the facts, representations and assumptions set forth in such opinions, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinions, each of Heller Ehrman White & McAuliffe LLP and Latham & Watkins shall receive and rely upon representations contained in letters of Angiotech, Merger Sub and Cohesion to be delivered as of the Effective Time substantially in the forms attached hereto as Exhibits 6.5(a) and 6.5(b), respectively (the “TAX REPRESENTATION LETTERS”). The opinions referred to in this Section 6.5 shall not be waivable after receipt of Cohesion Stockholder Approval referred to in Section 6.2, unless further stockholder approval is obtained with appropriate disclosure.

      6.6     Statute or Decree No writ, order, temporary restraining order, preliminary injunction or injunction shall have been enacted, entered, promulgated or enforced by any court or other tribunal or governmental body or authority, which remains in effect, and prohibits the consummation of the Merger or otherwise makes it illegal, nor shall any governmental agency have instituted any action, suit or proceeding which remains pending and which seeks, and which is reasonably likely, to enjoin, restrain or prohibit the consummation of the Merger in accordance with the terms of this Agreement.

ARTICLE VII

CONDITIONS TO THE OBLIGATIONS OF COHESION AND ANGIOTECH

      7.1     Additional Conditions to the Obligations of Cohesion The obligations of Cohesion to effect the Merger shall be subject to the fulfillment of each of the following additional conditions, any one or more of which may be waived in writing by Cohesion:

      (a) The representations and warranties of Angiotech and Merger Sub contained in this Agreement shall be true and correct, in all material respects, as of the Effective Time, with the same force and effect as if made at the Effective Time, except (i) for changes specifically permitted by the terms of this Agreement, (ii) that the accuracy of the representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date and (iii) where the failure of such representations and warranties to be so true and correct does not have an Angiotech Material Adverse Effect provided that such representations and warranties of Angiotech are not already qualified with any “materiality” or “Angiotech Material Adverse Effect.”

      (b) Angiotech and Merger Sub shall have performed and complied in all material respects with all agreements and obligations required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

      (c) Angiotech and Merger Sub shall have furnished a certificate or certificates of Angiotech and Merger Sub executed on behalf of one or more of their respective officers to evidence compliance with the conditions set forth in Sections 7.1(a) and (b) of this Agreement.

      7.2     Additional Conditions to the Obligations of Angiotech and Merger Sub The obligations of Angiotech and Merger Sub to effect the Merger shall be subject to the fulfillment of each of the following additional conditions, any one or more of which may be waived in writing by Angiotech:

      (a) The representations and warranties of Cohesion, contained in this Agreement shall be true and correct, in all material respects, as of the Effective Time, with the same force and effect as if made at the Effective Time, except (i) for changes specifically permitted by the terms of this Agreement, (ii) that the accuracy of the representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date and (iii) where the failure of such representations and warranties to be so true and correct does not have a Cohesion Material Adverse Effect provided that such representations and warranties of Cohesion are not already qualified with any “materiality” or “Cohesion Material Adverse Effect.”

      (b) Cohesion shall have performed and complied in all material respects with all agreements and obligations required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

      (c) Cohesion shall have furnished a certificate of Cohesion executed by one of its officers to evidence compliance with the conditions set forth in Sections 7.2(a) and (b) of this Agreement.

      (d) Any consents, waivers, approvals, notifications, disclosures, and filings and registrations listed on Schedule 3.3 of the Cohesion Disclosure Statement shall have been obtained or made.

ARTICLE VIII

TERMINATION

      8.1     Termination This Agreement may be terminated at any time prior to the Effective Time, whether before or after the requisite approval of Cohesion’s stockholders:

      (a) by mutual written consent duly authorized by the boards of directors of Angiotech and Cohesion;

      (b) by either Cohesion or Angiotech if the Merger shall not have been consummated by March 31, 2003 (the “END DATE”), which date may be extended by mutual consent of the parties hereto, for any reason; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement;

      (c) by either Cohesion or Angiotech if (i) a statute, rule, regulation or executive order shall have been enacted, entered or promulgated prohibiting the consummation of the Merger substantially on the terms contemplated hereby or (ii) a court of competent jurisdiction or other Government Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

      (d) by Cohesion or Angiotech if the required approval of Cohesion’s stockholders contemplated by this Agreement shall not have been obtained by reason of the failure to hold a meeting or the failure to obtain the required vote at a meeting of Cohesion stockholders duly convened therefore or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to Cohesion where the failure to hold a meeting or the failure to obtain Cohesion stockholder approval shall have been caused by the action or failure to act of Cohesion (other than in compliance with Section 5.4(c)) and such action or failure to act constitutes a material breach by Cohesion of this Agreement;

      (e) by Angiotech or Cohesion if a Cohesion Triggering Event (as hereinafter defined) shall have occurred;

      (f) by Cohesion if an Angiotech Triggering Event (as hereinafter defined) shall have occurred;

      (g) by Cohesion, upon a breach of any representation, warranty, covenant or agreement on the part of Angiotech set forth in this Agreement, or if any representation or warranty of Angiotech shall have become untrue, in either case such that the conditions set forth in Section 7.1(a) or Section 7.1(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that such inaccuracy in Angiotech’s representations and warranties or breach by Angiotech remains uncured on the date which is twenty (20) Business Days following written notice of such breach or inaccuracy from Cohesion to Angiotech (it being understood that Cohesion may not terminate this Agreement pursuant to this paragraph (g) if it shall have materially breached this Agreement and remains in breach of this agreement as of the date of such termination); or

      (h) by Angiotech, upon a breach of any representation, warranty, covenant or agreement on the part of Cohesion set forth in this Agreement, or if any representation or warranty of Cohesion shall have become untrue, in either case such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that such inaccuracy in Cohesion’s representations and warranties or breach by Cohesion remains uncured on the date which is twenty (20) Business Days following written notice of such breach or inaccuracy from Angiotech to Cohesion (it being understood that Angiotech may not terminate this Agreement pursuant to this paragraph (h) if it shall have materially breached this Agreement and remains in breach of this agreement as of the date of such termination).

      For the purposes of this Agreement, a “COHESION TRIGGERING EVENT” shall be deemed to have occurred if: (i) Cohesion’s board of directors or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Angiotech its recommendation in favor of, the adoption of this Agreement; (ii) Cohesion shall have failed to include in the Proxy Statement/ Prospectus the recommendation of Cohesion’s board of directors in favor of the adoption of this Agreement; (iii) Cohesion’s board of directors fails to reaffirm its recommendation in favor of the adoption of the Agreement within ten (10) Business Days after Angiotech requests in writing that such recommendation be reaffirmed at any time following the public announcement of an Acquisition Proposal; (iv) Cohesion’s board of directors or any committee thereof shall have approved or recommended any Acquisition Proposal; (v) a tender or exchange offer relating to securities of Cohesion shall have been commenced by a Person unaffiliated with Angiotech and Cohesion shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) Business Days after such tender or exchange offer is first published, sent or given, a statement disclosing that Cohesion recommends rejection of such tender or exchange offer; or (vi) Cohesion breaches in any material respect its obligations under Section 5.2 of this Agreement, except for any inadvertent breach of any notice provision contained in Section 5.2 which breach has been cured within forty-eight (48) hours of its occurrence.

      For the purposes of this Agreement, an “ANGIOTECH TRIGGERING EVENT” shall be deemed to have occurred if the board of directors of Angiotech shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Cohesion its adoption and approval of this Agreement or its approval of the Merger or the issuance of Angiotech Common Stock in the Merger; or the board of directors of Angiotech fails to reaffirm its adoption and approval of this Agreement and its approval of the Merger and the issuance of Angiotech Common Stock in the Merger within (10) ten days after Cohesion requests in writing that such recommendation be reaffirmed.

      8.2     Notice of Termination; Effect of Termination Any termination of this Agreement under Section 8.1 will be effective immediately upon the delivery of a valid written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect, except (i) as set forth in Section 5.3, this Section 8.2, Section 8.3 and Article IX, each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

      8.3     Fees and Expenses

      (a) General. Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that Angiotech and Cohesion shall share equally all fees and expenses, other than attorneys’ and accountants fees and expenses, incurred in relation to the printing and filing (with the SEC) of the Proxy Statement/ Prospectus (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto and shall share equally all fees and expenses relating to any filings under the HSR Act.

      (b) Cohesion Payments.

(i) Subject to Section 8.3(b)(ii) and Section 8.3(b)(iii) below, in the event that this Agreement is terminated by Angiotech or Cohesion pursuant to Section 8.1(b), (d) or (e), Cohesion shall pay Angiotech a fee equal to US $1.7 million plus the Angiotech Expenses in immediately available funds (collectively, the “COHESION TERMINATION FEE”). For purposes of this Agreement, “ANGIOTECH EXPENSES” means all documented expenses reasonably incurred by Angiotech in connection with this Agreement and the transactions contemplated hereby not to exceed an aggregate of US $250,000.

(ii) In the event that this Agreement is terminated by Angiotech or Cohesion, as applicable, pursuant to Section 8.1(b) or (d), (A) Cohesion shall pay Angiotech the Termination Fee only if following the date hereof and prior to the termination of this Agreement, a third party has publicly announced an Acquisition Proposal and within twelve (12) months following the termination of this Agreement, a Cohesion Acquisition (as hereinafter defined) involving such third party is consummated or Cohesion enters into an agreement providing for a Cohesion Acquisition, and (B) such payment shall be made promptly, but in no event later than two Business Days after the consummation of such Cohesion Acquisition (regardless of when such consummation occurs if Cohesion has entered into such an agreement within such twelve (12) month period) in immediately available funds.

(iii) In the event that this Agreement is terminated by Angiotech or Cohesion pursuant to Section 8.1(d) and Cohesion is not required to pay Angiotech the Termination Fee, Cohesion shall reimburse Angiotech for the Angiotech Expenses in immediately available funds not later than ten (10) Business Days after termination of this Agreement.

(iv) In the event that this Agreement is terminated by Angiotech pursuant to Section 8.1(h) because the condition set forth in Section 7.2(b) is not satisfied, Cohesion shall not later than ten (10) Business Days after the date of such termination, reimburse Angiotech for the Angiotech Expenses in immediately available funds.

(v) Cohesion acknowledges that the agreements contained in this Section 8.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Angiotech would not enter into this Agreement; accordingly, if Cohesion fails to pay in a timely manner the amounts due pursuant to this Section 8.3(b), and, in order to obtain such payment, Angiotech makes a claim that results in a judgment against Cohesion for any or all of the amounts set forth in this Section 8.3(b), Cohesion shall pay to Angiotech its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the amounts set forth in this Section 8.3(b) at the prime rate of Bank of America in effect on the date such payment was required to be made.

      For the purposes of this Agreement, “COHESION ACQUISITION” shall mean any of the following transactions (other than the transactions contemplated by this Agreement); (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Cohesion pursuant to which Cohesion’s stockholders immediately preceding such transaction hold less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction, (ii) a sale or other disposition by Cohesion of assets representing in excess of 35% of the aggregate fair market value of Cohesion’s business immediately prior to such sale or (iii) the acquisition by any Person (including by way of a tender offer or an exchange offer or issuance by Cohesion), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 35% of the voting power of the then outstanding shares of capital stock of Cohesion.

      (c) Angiotech Payments.

(i) In the event that this Agreement is terminated by Cohesion pursuant to Section 8.1(f), Angiotech shall pay Cohesion a fee equal to US $1.7 million plus the Cohesion Expenses in immediately available funds (collectively, the “ANGIOTECH TERMINATION FEE”) not later than ten (10) Business Days after termination of this Agreement. For the purposes of this Agreement, the “COHESION EXPENSES” means all documented expenses reasonably incurred by Cohesion in connection with this Agreement and the transactions contemplated hereby not to exceed an aggregate of US $250,000.

(ii) In the event that this Agreement is terminated by Cohesion pursuant to Section 8.1(g) because the condition set forth in Section 7.1(b) is not satisfied, Angiotech shall not later than ten (10) Business Days after the date of such termination, reimburse Cohesion for the Cohesion Expenses in immediately available funds.

(iii) Angiotech acknowledges that the agreements contained in this Section 8.3(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Cohesion would not enter into this Agreement; accordingly, if Angiotech fails to pay in a timely manner the amounts due pursuant to this Section 8.3(c), and, in order to obtain such payment, Cohesion makes a claim that results in a judgment against Angiotech for any or all of the amounts set forth in this Section 8.3(c), Angiotech shall pay to Cohesion its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the amounts set forth in this Section 8.3(c) at the prime rate of Bank of America in effect on the date such payment was required to be made.

ARTICLE IX

MISCELLANEOUS

      9.1     Amendment and Modification Subject to applicable law, this Agreement may be amended, modified or supplemented only by written agreement of Angiotech, Merger Sub and Cohesion at any time prior to the Effective Time; provided, however, that after approval of this Agreement by Cohesion’s stockholders, no such amendment or modification shall change the amount or form of the consideration to be received by Cohesion’s stockholders in the Merger.

      9.2     Waiver of Compliance; Consents Any failure of Angiotech or Merger Sub, on the one hand, or Cohesion, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by Cohesion (with respect to any failure by Angiotech or Merger Sub) or Angiotech or Merger Sub (with respect to any failure by Cohesion), respectively, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 9.2.

      9.3     Survival; Investigations The respective representations and warranties of Angiotech, Merger Sub and Cohesion contained herein or in any certificates or other documents delivered prior to or at the Closing shall not be deemed waived or otherwise affected by any investigation made by any party hereto and shall not survive the Effective Time.

      9.4     Notices All notices and other communications hereunder shall be in writing and shall be delivered personally by overnight courier or similar means or sent by facsimile with written confirmation of receipt, to the parties at the addresses specified below (or at such other address for a party as shall be specified by like notice. Any such notice shall be effective upon receipt, if personally delivered or on the next Business Day following transmittal if sent by confirmed facsimile. Notices, including oral notices, shall be delivered as follows:

      if to Cohesion, to:

Cohesion Technologies, Inc.
2500 Faber Place
Palo Alto, California 94303
Telephone: (650) 320-5500
Facsimile: (650) 320-5533
Attention: William G. Mavity

      with a copy to:

Latham & Watkins
135 Commonwealth Drive
Menlo Park, California 94025
Telephone: (650) 328-4600
Facsimile: (650) 463-2600
Attention: Michael W. Hall, Esq.

      if to Angiotech or Merger Sub, to:

Angiotech Pharmaceuticals, Inc.
1618 Station Street
Vancouver, British Columbia, V6A 1B6
CANADA
Telephone: (604) 221-7676
Facsimile: (604) 221-6915
Attention: David McMasters

with a copy to:

Heller Ehrman White & McAuliffe LLP
275 Middlefield Road
Menlo Park, California 94025-3506
Telephone: (650) 324-7000
Facsimile: (650) 324-0638
Attention: Richard A. Peers, Esq.
Kyle V. Guse, Esq.

      9.5     Assignment; Third Party Beneficiaries Neither this Agreement nor any right, interest or obligation hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement is not intended to confer any rights or remedies upon any Person other than the parties hereto and, with respect only to (a) Section 5.8, the Indemnified Parties and (b) Section 5.17, the employees of Cohesion.

      9.6     Governing Law; Jurisdiction This Agreement shall be governed by the laws of the State of California without reference to principles of conflicts of laws. Courts within the State of California will have exclusive jurisdiction over any and all disputes between the parties hereto, whether in law or equity, arising out of or relating to this Agreement and the transactions, agreements, instruments and documents contemplated hereby. The parties consent to and agree to submit to the jurisdiction of such courts. Each of the parties hereby waives, and agrees not to assert in any such dispute, to the fullest extent permitted by applicable law, any claim that (a) such party is not personally subject to the jurisdiction of such courts, (b) such party and such party’s property is immune from any legal process issued by such courts or (c) any litigation commenced in such courts is brought in an inconvenient forum.

      9.7     Waiver of Jury Trial EACH OF ANGIOTECH, MERGER SUB AND COHESION HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANGIOTECH, MERGER SUB OR COHESION IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

      9.8     Counterparts This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

      9.9     Severability In case any one or more of the provisions contained in this Agreement should be finally determined to be invalid, illegal or unenforceable in any respect against a party hereto, it shall be adjusted if possible to effect the intent of the parties. In any event, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, and such invalidity, illegality or unenforceability shall only apply as to such party in the specific jurisdiction where such final determination shall have been made.

      9.10     Interpretation The Article and Section headings contained in this Agreement are solely for the purpose of reference and shall not in any way affect the meaning or interpretation of this Agreement. The word “including” shall be deemed to mean “including without limitation.”

      9.11     Entire Agreement This Agreement, the Cohesion Voting Agreements and the Confidentiality Agreement including the exhibits hereto and the documents and instruments referred to herein (including the Cohesion Disclosure Statement and the Angiotech Disclosure Statement), embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no representations, promises, warranties, covenants, or undertakings, other than those expressly set forth or referred to herein and therein.

      9.12     Definition of “Law” When used in this Agreement “law” refers to any applicable law (whether civil, criminal or administrative) including, without limitation, common law, statute, statutory instrument, treaty, regulation, directive, decision, code, order, decree, injunction, resolution or judgment of any government, quasi-government, supranational, federal, state or local government, statutory or regulatory body, court, or agency.

      9.13     Rules of Construction Each party to this Agreement has been represented by counsel during the preparation and execution of this Agreement, and therefore waives any rule of construction that would construe ambiguities against the party drafting the agreement.

[SIGNATURE PAGE FOLLOWS]

      IN WITNESS WHEREOF, Angiotech, Merger Sub and Cohesion have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

ANGIOTECH PHARMACEUTICALS, INC.

By:	/s/ WILLIAM L. HUNTER

Name: William L. Hunter

Title:	Chairman and CEO

CHARDONNAY ACQUISITION CORP.

By:	/s/ JEANNE M. BERTONIS

Name: Jeanne M. Bertonis

Title:	Secretary

COHESION TECHNOLOGIES, INC.

By:	/s/ WILLIAM G. MAVITY

Name: William G. Mavity

Title:	President and Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF REORGANIZATION]

ANNEX B

Form of Cohesion Voting Agreement

VOTING AGREEMENT

      THIS VOTING AGREEMENT (“AGREEMENT”) is made and entered into as of September 27, 2002 by and between Angiotech Pharmaceuticals, Inc., a corporation organized under the laws of British Columbia (“ANGIOTECH”), and the person whose name appears on the signature page hereto as a stockholder of Cohesion Technologies, Inc., a Delaware corporation (“COHESION”), acting in his capacity as a stockholder of Cohesion and not in any other capacity (“STOCKHOLDER”).

      A. Concurrently with the execution of this Agreement, Angiotech, Chardonnay Acquisition Corp., a Delaware corporation (“MERGER SUB”), and Cohesion are entering into an Agreement and Plan of Reorganization of even date herewith (the “MERGER AGREEMENT”), pursuant to which the parties thereto have agreed, upon the terms and subject to the conditions set forth therein, to merge Merger Sub with and into Cohesion (the “MERGER”). Capitalized terms used and not otherwise defined herein, and defined in the Merger Agreement, shall have the respective meanings ascribed to them in the Merger Agreement.

      B. As of the date hereof, Stockholder Beneficially Owns the number of outstanding shares of the common stock, par value $0.001 per share, of Cohesion (“COHESION COMMON STOCK”) set forth on the signature page hereto.

      C. As inducement and a condition to entering into the Merger Agreement, Angiotech has required Stockholder to agree, and Stockholder has agreed, to enter into this Agreement.

      The parties agree as follows:

      1. CERTAIN DEFINITIONS. For purposes of this Agreement:

(a) “BENEFICIALLY OWN” or “BENEFICIAL OWNERSHIP” with respect to any securities means having “beneficial ownership” of such securities as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “EXCHANGE ACT”). Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a person include securities Beneficially Owned by all other persons with whom such person would constitute a “group” within the meaning of Section 13(d) of the Exchange Act with respect to the securities of the same issuer.

(b) “EXISTING SHARES” means all issued and outstanding shares of Cohesion Common Stock owned of record or Beneficially Owned by Stockholder and over which Stockholder has voting control as of the record date for persons entitled (i) to receive notice of, and to vote at, a meeting of the stockholders of Cohesion called for purposes of voting on the adoption of the Merger Agreement, or (ii) to take action by written consent of the stockholders of Cohesion with respect to the adoption of the Merger Agreement.

(c) “NEW SHARES” means any shares of capital stock of Cohesion that Stockholder purchases or with respect to which Stockholder otherwise acquires Beneficial Ownership (over which Beneficially Owned shares Stockholder exercises voting power), after the execution of their Agreement and prior to the date of termination of this Agreement.

      2. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER. Stockholder represents and warrants to Angiotech as follows:

(a) On the date hereof, Stockholder Beneficially Owns the outstanding shares of Cohesion Common Stock set forth on the signature page hereto and holds stock options to purchase the number of shares of Cohesion Common Stock set forth on the signature page hereto. On the date hereof, such shares constitute all of the outstanding shares of Cohesion Common Stock Beneficially Owned by Stockholder and all of the shares of Cohesion Common Stock subject to stock options held by Stockholder. On the date hereof, there are no outstanding options or other rights to acquire from Stockholder, or obligations of Stockholder to sell, any shares of Cohesion Common Stock. Except as permitted by this Agreement, the shares of Cohesion Common Stock set forth on the signature page hereto are held by Stockholder, or by a nominee or custodian for the benefit of Stockholder, free and clear of all mortgages, claims, charges, liens, security interests, pledges, options, proxies, voting trusts or agreements (“ENCUMBRANCES”), except for any such Encumbrances arising hereunder.

(b) Stockholder has the legal capacity, power and authority to enter into and perform all of Stockholder’s obligations under this Agreement. This Agreement has been duly and validly executed and delivered by Stockholder and constitutes a valid and binding agreement of Stockholder, enforceable against Stockholder in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

(c) Except for any applicable filings under federal and state securities laws, no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is required to be made or obtained by Stockholder for the execution of this Agreement by Stockholder or compliance by Stockholder with the provisions hereof. Neither the execution and delivery of this Agreement by Stockholder nor the compliance by Stockholder with the provisions hereof will (i) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, acceleration, redemption or purchase) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Stockholder is a party or by which Stockholder or any of Stockholder’s properties or assets is bound, or (ii) violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to Stockholder or any of the Existing Shares.

(d) Stockholder understands and acknowledges that Angiotech is entering into, and causing Merger Sub to enter into, the Merger Agreement in reliance upon Stockholder’s concurrent execution and delivery of this Agreement.

      3. REPRESENTATIONS AND WARRANTIES OF ANGIOTECH. Angiotech hereby represents and warrants to Stockholder as follows:

(a) Angiotech has the corporate power and authority to enter into and perform all of its obligations under this Agreement. This Agreement has been duly and validly executed and delivered by Angiotech and constitutes a valid and binding agreement of Angiotech, enforceable against Angiotech in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

(b) Except for filings under the Exchange Act, no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution of this Agreement by Angiotech. Neither the execution and delivery of this Agreement by Angiotech nor compliance by Angiotech with any of the provisions hereof shall (i) conflict with or result in any breach of any organizational documents of Angiotech, (ii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, acceleration, redemption or purchase) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation of any kind to which Angiotech is a party or by which Angiotech or any of its properties or assets is bound, or (iii) violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to Angiotech or any of its properties or assets.

      4. DISCLOSURE. Stockholder hereby agrees to permit Angiotech to publish and disclose in the registration statement and the joint proxy statement/prospectus (including all documents and schedules filed with the Securities and Exchange Commission), and in any press release or other disclosure document which Angiotech reasonably determines to be necessary or desirable to comply with applicable law or the rules and regulations of the Nasdaq National Market in connection with the Merger and any transactions related thereto, Stockholder’s identity and ownership of Cohesion Common Stock and the nature of Stockholder’s commitments, arrangements and understandings under this Agreement, provided that any public announcement or disclosure is made in accordance with the terms of the Merger Agreement.

      5. VOTING OF COHESION COMMON STOCK. Stockholder hereby irrevocably and unconditionally agrees that, during the period commencing on the date hereof and continuing until the first to occur of the Effective Time or termination of this Agreement, (a) Stockholder will appear (in person or by proxy) at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of Cohesion Common Stock, however called, or otherwise cause the Existing Shares and New Shares, if any, then Beneficially Owned by Stockholder, to be counted as present thereat for purposes of establishing a quorum, and (b) Stockholder will vote or provide a written consent with respect to the Existing Shares and New Shares, if any (or will cause the Existing Shares to be voted, or cause a written consent to be provided with respect to the Existing Shares) in favor of the adoption of the Merger Agreement.

      6. PROXY.

(a) In order to insure the voting of Stockholder in accordance with this Agreement, Stockholder agrees to execute an irrevocable proxy simultaneously with the execution of this Agreement in the form of Exhibit A attached hereto granting Angiotech the right to vote, or to execute and deliver stockholder written consents, in respect of the Existing Shares and New Shares Beneficially Owned by Stockholder, if any, at the date of the stockholder meeting called to adopt the Merger Agreement, in favor of the adoption of the Merger Agreement.

(b) Stockholder shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in Angiotech the power to carry out and give effect to the provisions of this Agreement.

      7. TERMINATION. This Agreement shall terminate on the earliest to occur of: (a) the termination of the Merger Agreement; (b) the agreement of the parties hereto to terminate this Agreement; or (c) the consummation of the Merger.

      8. MISCELLANEOUS.

(a) Subject to applicable law, this Agreement may be amended, modified or supplemented only by written agreement of Angiotech and Stockholder at any time prior to the Effective Time.

(b) Any failure of Stockholder, on the one hand, or Angiotech, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by Angiotech or Stockholder, respectively, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 8(b).

(c) All notices and other communications hereunder shall be in writing and shall be delivered personally, by overnight courier or similar means or sent by facsimile with written confirmation of receipt, to the parties at the addresses specified below (or at such other address for a party as shall be specified by like notice; provided that notices of a change of address shall be effective only upon receipt thereof). Any such notice shall be effective upon receipt, if personally delivered, or on the next business day following transmittal, if sent by confirmed facsimile. Notices shall be delivered as follows:

(1)	if to Angiotech, to:

1618 Station Street

Vancouver, BC V6A 1B6
CANADA
Telephone: (604) 221-7676
Facsimile: (604) 221-6915
Attention: David McMasters

with a copy to:

Heller Ehrman White & McAuliffe LLP

275 Middlefield Road
Menlo Park, California 94025
Telephone: (650) 324-7000
Facsimile: (650) 324-0638
Attention: Richard A. Peers, Esq.

(2) If to Stockholder, at the address set forth on the signature page.

(d) Neither this Agreement nor any right, interest or obligation hereunder shall be assigned by either of the parties hereto without the prior written consent of the other party. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement is not intended to confer any rights or remedies hereunder upon any other person except the parties hereto.

(e) This Agreement shall be governed by the laws of the State of Delaware without reference to principles of conflicts of law.

(f) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(g) In case any one or more of the provisions contained in this Agreement should be finally determined to be invalid, illegal or unenforceable in any respect against a party hereto, it shall be adjusted if possible to effect the intent of the parties. In any event, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, and such invalidity, illegality or unenforceability shall only apply as to such party in the specific jurisdiction where such final determination shall have been made.

(h) The article and section headings contained in this Agreement are solely for the purpose of reference and shall not in any way affect the meaning or interpretation of this Agreement.

(i) This Agreement embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no representations, promises, warranties, covenants, or undertakings, other than those expressly set forth or referred to herein and therein.

(j) Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages. Therefore, in the event of any such breach, the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

(k) All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

(l) From time to time, at any other party’s reasonable request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may be necessary or reasonably desirable to effectuate the provisions of this Agreement.

(m) Notwithstanding any other provision of this Agreement, nothing contained in this Agreement shall bind or obligate Stockholder to act or refrain from acting in any capacity other than as a stockholder of Cohesion, it being expressly understood and agreed that this Agreement shall not bind or obligate Stockholder in his capacity as a director or officer of Cohesion.

(Signature Page Follows)

      IN WITNESS WHEREOF, the parties hereto have signed this Voting Agreement, in the case of Angiotech by its duly authorized officer, as of the date first above written.

Stockholder Name	ANGIOTECH PHARMACEUTICALS, INC.

By:

Name:

Signature:	Title:

NUMBER OF OUTSTANDING SHARES OF COHESION BENEFICIALLY OWNED BY STOCKHOLDER:

NUMBER OF SHARES OF COHESION SUBJECT TO STOCK OPTIONS HELD BY STOCKHOLDER:

ADDRESS OF STOCKHOLDER:

IRREVOCABLE PROXY

      The undersigned agrees to, and hereby grants to Angiotech an irrevocable proxy pursuant to the provisions of Section 212 of the General Corporation Law of the State of Delaware to vote, or to execute and deliver written consents or otherwise act with respect to the Existing Shares and New Shares Beneficially Owned by the undersigned, if any, as of the record date of the meeting of stockholders called to adopt the Merger Agreement, to the same extent and with the same effect as the undersigned might or could do under any applicable laws or regulations governing the rights and powers of stockholders of a Delaware corporation, in connection with the adoption of the Merger Agreement. The undersigned hereby affirms that this proxy is given as a condition of said Merger Agreement and as such is coupled with an interest and is irrevocable. It is further understood by the undersigned that this proxy may be exercised by Angiotech for the period beginning on the date hereof and ending on Effective Time, unless sooner terminated in accordance with the provisions of this Voting Agreement.

      THIS PROXY SHALL REMAIN IN FULL FORCE AND EFFECT AND BE ENFORCEABLE AGAINST ANY DONEE, TRANSFEREE OR ASSIGNEE OF THE STOCK.

      Dated this 27th day of September, 2002.

By:

Name:

Address:

ANNEX C

Opinion of U.S. Bancorp Piper Jaffray Inc.

[Letterhead of U.S. Bancorp Piper Jaffray Inc.]

September 26, 2002

The Board of Directors

Cohesion Technologies, Inc.
2500 Faber Place
Palo Alto, CA 94303

Members of the Board:

      You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to the holders (other than Parent (as defined below), Merger Sub (as defined below) and their affiliates) of common stock (“Cohesion Common Stock”) of Cohesion Technologies, Inc. (“Cohesion” or the “Company”) of the Exchange Ratio (as defined below) set forth in the proposed Agreement and Plan of Merger (the “Agreement”), among Cohesion, Angiotech Pharmaceuticals, Inc. (“Parent”) and Chardonnay Acquisition Corp. (“Merger Sub”), a wholly owned subsidiary of Parent. Pursuant to the Agreement, Merger Sub will be merged with and into the Company (the “Transaction”) and each outstanding share (other than those owned by Parent, Merger Sub and their affiliates) of Cohesion Common Stock will be converted into the right to receive an amount of shares of common stock (“Parent Common Stock”) of Parent equal to the Exchange Ratio. As contemplated by the Agreement, (i) if the average daily high and low stock price of Parent Common Stock for the twenty day period ending on the third trading day prior to the closing date of the Transaction (the “Average Parent Stock Price”) is below $34.00 per share, the Exchange Ratio will be 0.1191, (ii) if the Average Parent Stock Price is between $34.00 and $46.00 per share, the Exchange Ratio will be the quotient of US $4.05 divided by the Average Parent Stock Price, and (iii) if the Average Parent Stock Price is above $46.00 per share, the Exchange Ratio will be 0.0880. The terms and conditions of the Transaction are more fully set forth in the Agreement.

      U.S. Bancorp Piper Jaffray Inc., as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. We have acted as a financial advisor to the Board of Directors of Cohesion in connection with the Agreement and will receive a fee for providing this opinion. This opinion fee is not contingent upon the consummation of the Transaction. Cohesion has also agreed to indemnify us against certain liabilities in connection with our services. We make a market in Parent Common Stock and provide research coverage for Parent. In the past, we have provided investment banking services to Parent on unrelated transactions. In the ordinary course of our business, we and our affiliates may actively trade securities of Cohesion and Parent for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

      In arriving at our opinion, we have undertaken such review, analyses and inquiries as we deemed necessary and appropriate under the circumstances. Among other things, we have reviewed (i) a copy of the Agreement dated September 27, 2002, (ii) certain publicly available financial, business and operating information related to Parent, (iii) certain publicly available financial and securities data of Parent and selected public companies deemed comparable to Parent, (iv) to the extent publicly available, information concerning selected transactions deemed comparable to the proposed Transaction, (v) certain publicly available financial, business and operating information related to Cohesion, (vi) certain internal financial information of Cohesion on a stand-alone basis prepared for financial planning purposes, and furnished, by Cohesion management, (vii) certain publicly available financial and securities data of Cohesion and selected public companies deemed comparable to Cohesion, and (viii) such other documents, analyses and studies as we have deemed appropriate. We had discussions with members of the management of Parent concerning the financial condition, current operating results and business outlook for Parent on a stand-alone basis. In addition, we had discussions with members of the management of Cohesion concerning the financial condition, current operating results and business outlook for both Cohesion on a stand-alone basis and the combined company resulting from the Transaction. We note that management of Parent provided us with only limited financial business outlook information, supplemented in part with analyst estimates of future performance which Parent also provided. We also note that we did not have any discussions with any strategic business partners of Parent.

      We have relied upon and assumed the accuracy, completeness and fair presentation of the financial statements and accuracy and completeness of other information provided to us by Cohesion, Parent, or otherwise made available to us, and have not assumed responsibility for the independent verification of such information. We have relied upon the assurances of the management of Cohesion and Parent that the information provided to us by Cohesion and Parent has been prepared on a reasonable basis, and, with respect to financial planning data and other business outlook information, reflects the best currently available estimates and judgment of Cohesion’s and Parent’s management, and that they are not aware of any information or facts that would make the information provided to us incomplete or misleading. We have also assumed that there have been no material changes to Cohesion’s or Parent’s assets, financial condition, results of operations, business or prospects since the date of their last financial statements made available to us. We have not analyzed or made any assessment of any legal (including, without limitation, litigation), financial reporting or accounting matters with respect to the Transaction. We have assumed that the Transaction will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934 and all other applicable federal and state statutes, rules and regulations.

      We understand that the Transaction will be non-taxable for United States federal and state income tax purposes to the holders of Cohesion Common Stock and that the Company will not recognize material income, gain or loss for United States federal or other income tax purposes as a result of the Transaction. We have not independently verified that such tax treatment will be available in respect of the Transaction, and we express no view with respect to the tax treatment that will be required to be applied to the Transaction.

      We have assumed with your consent that the final form of the Agreement will be substantially similar to the last draft reviewed by us, without modification of material terms or conditions. We have assumed with your consent that the Transaction will be consummated in accordance with the terms described in the Agreement without any further amendments thereto and without waiver by any party of any of the conditions to its obligations thereunder.

      In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities of Cohesion or Parent, and have not been furnished with any such appraisals or valuations. We express no opinion regarding the liquidation value of any entity. We have assumed, at your direction, that all conditions to consummation of the Transaction contained in the Agreement will be obtained or satisfied, including all necessary regulatory approvals by Parent.

      This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Cohesion or Parent Common Stock have traded or may trade at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

      This opinion is directed to the Board of Directors of Cohesion in connection with its consideration of the Transaction and is not intended to be and does not constitute a recommendation to any holder of Cohesion Common Stock as to how such stockholder should vote with respect to the Transaction. We were not requested to opine as to, and this opinion does not address, the relative merits of the Transaction as compared with any alternative transaction or strategy that may be available to Cohesion or the basic business decision to proceed with or effect the Transaction. This opinion shall not be published or otherwise used, nor shall any public references to us or this opinion be made, without our prior written approval, except that this opinion may be included in its entirety in any filing made by Cohesion in respect of the Transaction with the Securities and Exchange Commission, so long as this opinion is reproduced in such filing in full and any description or reference to us or this opinion and related analysis in such filing is in a form acceptable to us and our counsel. Our approval of the description or reference to us or this opinion and any related analysis in the proxy statement will not be unreasonably withheld. In furnishing this opinion, we do not admit that we are experts within the meaning of the term “experts” in the Securities Act nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act.

      Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion, as of the date hereof, that the Exchange Ratio is fair, from a financial point of view, to the holders of Cohesion Common Stock (other than Parent, Merger Sub and their affiliates).

Sincerely,

/s/ U.S. BANCORP PIPER JAFFRAY INC.

COHESION TECHNOLOGIES, INC.

PROXY

SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

FOR A SPECIAL MEETING OF STOCKHOLDERS

     The undersigned hereby authorize(s) William G. Mavity and Deborah L. Webster or one of them, and each with the power to appoint his substitute, to vote as proxy for the undersigned at a special meeting of stockholders, to be held on January 31, 2003 at the Crowne Plaza Cabana Palo Alto Hotel, Portofino Room located at 4290 El Camino Real, Palo Alto, California 94306 at 10:00 a.m., local time, or any adjournment, continuation or postponement thereof, the number of shares which the undersigned would be entitled to vote if personally present. The proxies shall vote subject to the directions indicated on this card, and proxies are authorized to vote in their discretion upon such other business as may properly come before the meeting and any adjournments, continuations or postponements thereof. THE PROXIES WILL VOTE AS THE BOARD OF DIRECTORS OF COHESION TECHNOLOGIES, INC. RECOMMENDS WHERE THE UNDERSIGNED DOES NOT SPECIFY A CHOICE.

(CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)

PLEASE DATE, SIGN AND MAIL YOUR PROXY CARD BACK AS SOON AS POSSIBLE

SPECIAL MEETING OF STOCKHOLDERS OF

COHESION TECHNOLOGIES, INC.
January 31, 2003

PLEASE DETACH AND MAIL IN THE ENVELOPE PROVIDED

1.	To adopt the Agreement and Plan of Reorganization, dated as of September 27, 2002, by and among Cohesion Technologies, Inc., Angiotech Pharmaceuticals, Inc. and Chardonnay Acquisition Corp., a wholly-owned subsidiary of Angiotech Pharmaceuticals, Inc.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Signature:

Dated , 200

Signature:

Dated , 200

     Please sign name exactly as it appears on this card. Joint owners should each sign. Attorneys, trustees, executors, administrators, custodians, guardians or corporate officers should give full title.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.     Indemnification of Directors and Officers

      Under the Company Act (British Columbia) and Angiotech’s articles, Angiotech may, with the approval of the British Columbia Supreme Court, indemnify a present or former director or officer of Angiotech and indemnify a present or former director or officer of Angiotech and indemnify an officer, employee or agent who acts or acted at Angiotech’s request as a director or officer of another corporation of which Angiotech is or was a stockholder and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of his or her position as a director or officer of Angiotech or the corporation of which Angiotech is or was a stockholder if:

(a) he or she acted honestly and in good faith with a view to the best interests of Angiotech or the corporation of which he or she is or was a stockholder; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

      A person is entitled to indemnity from Angiotech upon obtaining an order from the British Columbia Supreme Court approving such an indemnity. Angiotech may, with the approval of a court, also indemnify a person in a derivative action to which that person is made a party by reason of being or having been a director or officer of Angiotech, if he or she fulfills the conditions set out in (a) and (b) above.

      A directors’ and officers’ liability insurance policy is maintained by Angiotech, which insures directors and officers of Angiotech and its subsidiaries for losses as a result of claims based upon the directors’ and officers’ acts or omissions, including liabilities arising under the Securities Act. The policy also reimburses Angiotech for payments made pursuant to the indemnity provisions under the Company Act (British Columbia) and Angiotech’s articles.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers or persons controlling Angiotech pursuant to the foregoing provisions, Angiotech has been informed that, in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21.     Exhibits and Financial Statement Schedules

      (a) The following exhibits are filed herewith unless otherwise indicated:

Exhibit
Number		Description

2	.1*	Agreement and Plan of Reorganization by and among Angiotech Pharmaceuticals, Inc., Chardonnay Acquisition Corp. and Cohesion Technologies, Inc., dated as of September 27, 2002.
3.1		Certificate of Incorporation.(1)
3	.2*	Memorandum and Articles of Angiotech Pharmaceuticals, Inc.
4	.1*	Shareholder Rights Plan, amended as of March 5, 2002.
4.2		2001 Angiotech Pharmaceuticals, Inc. Stock Option Plan.(2)
5	.1*	Opinion of Irwin, White & Jennings.
8	.1*	Opinion of Heller Ehrman White & McAuliffe LLP.
8	.2*	Opinion of Latham & Watkins.
10.1		License Agreement by and among Angiotech Pharmaceuticals, Inc., Boston Scientific Corporation and Cook Incorporated, dated as of July 9, 1997.(1)

Exhibit
Number		Description

10.2		Investment Agreement by and among Angiotech Pharmaceuticals, Inc., Boston Scientific Corporation and Cook Incorporated, dated as of July 9, 1997.(1)
10.3		License Agreement by and between Angiotech Pharmaceuticals, Inc. and C.R. Bard, Inc., dated as of December 22, 1998.(1)
10.4		License Option Agreement by and between Angiotech Pharmaceuticals, Inc. and W.L. Gore Associates, Ltd., dated as of March 23, 1998.(1)
10	.5*	Lease Agreement by and between Discovery Parks Inc. and Angiotech Pharmaceuticals, Inc., dated as of December 20, 2001.
10	.6*	Employment Agreement by and between Angiogenesis Pharmaceuticals, Inc. and William L. Hunter, MD dated October 31, 1994.
10	.7*	Employment Agreement by and between Angiogenesis Pharmaceuticals, Inc. and David M. Hall dated October 31, 1994.
10.8		Employment Agreement by and between Angiotech Pharmaceuticals, Inc. and Donald E. Longenecker dated August 16, 2001.(3)
10	.9*	Employment Agreement by and between Angiotech Pharmaceuticals, Inc. and David D. McMasters dated August 20, 2001.
10	.10*	Employment Agreement by and between Angiotech Pharmaceuticals, Inc. and Jeanne M. Bertonis dated August 23, 2001.
10	.11*	Executive Change of Control Agreement by and between Angiotech Pharmaceuticals, Inc. and William L. Hunter, MD dated June 6, 2000.
10.12		Executive Change of Control Agreement by and between Angiotech Pharmaceuticals, Inc. and Donald E. Longenecker dated August 16, 2001.(3)
10	.13*	Executive Change of Control Agreement by and between Angiotech Pharmaceuticals, Inc. and David M. Hall dated August 25, 2001.
10	.14*	Executive Change of Control Agreement by and between Angiotech Pharmaceuticals, Inc. and David D. McMasters dated August 20, 2001.
10	.15*	Executive Change of Control Agreement by and between Angiotech Pharmaceuticals, Inc. and Jeanne M. Bertonis dated August 23, 2001.
23.1		Consent of Ernst & Young LLP, Chartered Accountants for Angiotech.
23.2		Consent of Ernst & Young LLP, Independent Auditors for Cohesion.
23	.2*	Consent of Irwin, White & Jennings (contained in Exhibit 5.1).
23	.3*	Consent of Heller Ehrman White & McAuliffe LLP (contained in Exhibit 8.1).
23	.4*	Consent of Latham & Watkins (contained in Exhibit 8.2).

 *     Previously filed.

(1)	Previously filed as an exhibit to Form 20-FR, filed with the Securities and Exchange Commission on October 5, 1999.

(2)	Previously filed as an exhibit to Form S-8, filed with the Securities and Exchange Commission on September 27, 2001.

(3)	Mr. Longenecker retired from Angiotech, effective September 30, 2002.

      (b) Financial Statement Schedules.

The information required to be set forth herein is incorporated by reference.

      (c) Not applicable.

Item 22.     Undertakings

      (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (b) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

      (c) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

      (e) The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Items 4, 10(b), 11 or 13 of Form F-4 under the Securities Act, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

      (g) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, on December 27, 2002.

ANGIOTECH PHARMACEUTICALS, INC.

By:	/s/ WILLIAM L. HUNTER

William L. Hunter
Chief Executive Officer and President

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ WILLIAM L. HUNTER William L. Hunter, MD, MSC	Chief Executive Officer and President (Principal Executive Officer)	December 27, 2002

/s/ DAVID M. HALL David M. Hall	Chief Financial Officer (Principal Financial and Accounting Officer)	December 27, 2002

* David T. Howard	Chairman	December 27, 2002

* Kenneth H. Galbraith	Director	December 27, 2002

* Donald E. Longenecker, Ph.D.	Director	December 27, 2002

* John McDermott	Director	December 27, 2002

* Hartley T. Richardson	Director	December 27, 2002

*By:	/s/ WILLIAM L. HUNTER

William L. Hunter
(Attorney-in-Fact)

EXHIBIT INDEX

Exhibit
Number		Description

2	.1*	Agreement and Plan of Reorganization by and among Angiotech Pharmaceuticals, Inc., Chardonnay Acquisition Corp. and Cohesion Technologies, Inc., dated as of September 27, 2002.
3.1		Certificate of Incorporation.(1)
3	.2*	Memorandum and Articles of Incorporation.
4	.1*	Shareholder Rights Plan, amended as of March 5, 2002.
4.2		2001 Angiotech Pharmaceuticals, Inc. Stock Option Plan.(2)
5	.1*	Opinion of Irwin, White and Jennings.
8	.1*	Opinion of Heller Ehrman White & McAuliffe LLP.
8	.2*	Opinion of Latham & Watkins.
10.1		License Agreement by and among Angiotech Pharmaceuticals, Inc., Boston Scientific Corporation and Cook Incorporated, dated as of July 9, 1997.(1)
10.2		Investment Agreement by and among Angiotech Pharmaceuticals, Inc., Boston Scientific Corporation and Cook Incorporated, dated as of July 9, 1997.(1)
10.3		License Agreement by and between Angiotech Pharmaceuticals, Inc. and C.R. Bard, Inc., dated as of December 22, 1998.(1)
10.4		License Option Agreement by and between Angiotech Pharmaceuticals, Inc. and W.L. Gore Associates, Ltd., dated as of March 23, 1998.(1)
10	.5*	Lease Agreement by and between Discovery Parks Inc. and Angiotech Pharmaceuticals, Inc., dated as of December 20, 2001.
10	.6*	Employment Agreement by and between Angiogenesis Pharmaceuticals, Inc. and William L. Hunter, MD dated October 31, 1994.
10	.7*	Employment Agreement by and between Angiogenesis Pharmaceuticals, Inc. and David M. Hall dated October 31 1994.
10.8		Employment Agreement by and between Angiotech Pharmaceuticals,Inc. and Donald E. Longenecker dated August 16, 2001.(3)
10	.9*	Employment Agreement by and between Angiotech Pharmaceuticals,Inc. and David D. McMasters dated August 20, 2001.
10	.10*	Employment Agreement by and between Angiotech Pharmaceuticals,Inc. and Jeanne M. Bertonis dated August 23, 2001.
10	.11*	Executive Change of Control Agreement by and between Angiotech Pharmaceuticals, Inc. and William L. Hunter, MD dated June 6, 2000.
10.12		Executive Change of Control Agreement by and between Angiotech Pharmaceuticals, Inc. and Donald E. Longenecker dated August 16, 2001.(3)
10	.13*	Executive Change of Control Agreement by and between Angiotech Pharmaceuticals, Inc. and David M. Hall dated August 25, 2001.
10	.14*	Executive Change of Control Agreement by and between Angiotech Pharmaceuticals, Inc. and David D. McMasters dated August 20, 2001.
10	.15*	Executive Change of Control Agreement by and between Angiotech Pharmaceuticals, Inc. and Jeanne M. Bertonis dated August 23, 2001.
23.1		Consent of Ernst & Young LLP, Chartered Accountants for Angiotech.
23.2		Consent of Ernst & Young LLP, Independent Auditors for Cohesion.
23	.2*	Consent of Irwin, White & Jennings (contained in Exhibit 5.1).
23	.3*	Consent of Heller Ehrman White & McAuliffe LLP (contained in Exhibit 8.1).
23	.4*	Consent of Latham & Watkins (contained in Exhibit 8.2).

*   Previously filed.

(1)	Previously filed as an exhibit to Form 20-FR, filed with the Securities and Exchange Commission on October 5, 1999.

(2)	Previously filed as an exhibit to Form S-8, filed with the Securities and Exchange Commission on September 27, 2001.

(3)	Mr. Longenecker retired from Angiotech, effective September 30, 2002.